RYANAIR GROUP



ANNUAL REPORT 2025

    


KEY STATS YEAR END MAR. 2025



200M GUESTS
300M IN FY34


613 | **AIRCRAFT**
26,000
HIGH SKILLED
AVIATION PROFESSIONALS

CHOICE & COVERAGE


OVER **3,500**
DAILY FLIGHTS


FLIGHTS TO/FROM
228
AIRPORTS
93
BASE AIRPORTS
(37 COUNTRIES)

UNRIVALED CUSTOMER SERVICES - CSAT 86%


A MSCI
A- CDP
ESG RATING


NO.1 GLOBAL LARGE CAP AIRLINE
SUSTAINALYTICS


100% OWNED
B737 FLEET
UNENCUMBERED


BBB+
(STABLE)
CREDIT RATING
(FITCH AND S&P RATINGS)


40 YEAR
SAFETY RECORD

RYANAIR GROUP

TABLE OF CONTENTS


















FINANCIAL
SUMMARY

Income Statement	Mar 31, 2025	Mar 31, 2024	Mar 31, 2023
	€'m	€'m	€'m
Scheduled Revenue	9,230	9,145	6,930
Ancillary Revenue	4,719	4,299	3,845
Total Revenue	**13,949**	**13,444**	**10,775**
Fuel	5,220	5,143	4,026
Ex-Fuel Costs	7,171	6,240	5,306
Total Operating Costs	**12,391**	**11,383**	**9,332**
Net Finance and Other Income	224	62	(34)
Foreign Exchange	3	5	34
Profit Before Tax	**1,785**	**2,128**	**1,443**
Tax Expense	(173)	(211)	(129)
Profit After Tax	**1,612**	**1,917**	**1,314**

Balance Sheet	Mar 31, 2025	Mar 31, 2024	Mar 31, 2023
	€'m	€'m	€'m
Non-Current Assets	11,497	11,349	10,494
Gross Cash	3,987	4,120	4,675
Current Assets	2,023	1,707	1,237
Total Assets	**17,507**	**17,176**	**16,406**
Current Liabilities	8,153	6,401	7,422
Non-Current Liabilities	2,317	3,161	3,341
Shareholder Equity	7,037	7,614	5,643
Total Liabilities & Equity	**17,507**	**17,176**	**16,406**
Net Cash	**1,304**	**1,373**	**559**

CHAIRMAN'S
REPORT



" I WANT TO THANK OUR DEDICATED TEAM OF 26,000 AVIATION PROFESSIONALS, MANAGEMENT AND MY BOARD COLLEAGUES FOR THEIR HARD WORK OVER THE PAST YEAR.

**Stan McCarthy,
Chairman**

Dear Shareholder,

Fiscal year 2025 ("FY25") was a year of significant challenges, but also success, for the Ryanair Group. The continuing wars in Ukraine and the Middle East disrupted traffic and heightened fuel volatility. European airlines suffered record ATC delays and cancellations, especially during peak summer months, due to ATC staff shortages, poor rostering and equipment failures. Repeated Boeing delivery delays meant that we had to cut our FY25 traffic from an original target of 205m to 200m and our earnings were also adversely impacted by consumer spending pressure (driven by higher-for-longer interest rates and inflation in H1) and a drop off in OTA bookings prior to summer 2024 necessitating repeated price stimulation in FY25.

Despite the above challenges, the Ryanair Group performed well and reported over €1.61bn PAT. Notable FY25 achievements include:

- Ryanair became the first European airline to carry 200m guests in one year.
- Cost per passenger was flat as the cost gap widens to competitor EU airlines.
- 176 Boeing 737 "Gamechangers" in our 613 aircraft fleet at year-end.
- Over 160 new routes (total 2,600) for summer 2025.
- 7% of issued share capital purchased and cancelled.
- Our industry leading ESG ratings were reconfirmed (MSCI: A; CDP: A-; & Sustainalytics: No.1 global large cap airline) and our CSAT score improved to 86% (PY: 85%).

In May 2024 your Board approved the recommencement of share buybacks. During FY25, Ryanair purchased and cancelled 7% of its issued share capital (over 77m shares) and has now retired almost 36% of issued share capital since 2008. In line with the Group's Capital Allocation Policy, €0.40 dividends per share were paid in FY25 and the Board has declared a final dividend of €0.227 per share (subject to AGM approval in September). Over the coming year, the Group plans to continue paying down maturing debt (including an €850m bond this September and €1.2bn in May 2026) and to fund capex from internal resources. Your Board, however, remains committed to shareholder returns and recently approved a follow-on €750m share buyback which will likely run over the next 6-12 months.



2,600 ROUTES

Between September 2024 and March 2025, in anticipation of reaching the threshold of 50% of issued share capital being held by EU nationals, Ryanair carried out a review of its ownership and control restrictions (including engagement with shareholders and regulators) with a view to varying its approach in a manner that continues to ensure compliance with

EU Reg. 1008/2008. Once the 50% threshold was reached, your Board, taking into account feedback from regulators and investors representing a significant majority of Ryanair's issued share capital, resolved on 7 March 2025 that it is in the best interest of Ryanair and our shareholders as a whole to discontinue the prohibition on non-EU nationals acquiring Ryanair's Ordinary Shares with immediate effect and continue to apply voting restrictions on non-EU nationals. Consequently, both EU and non-EU nationals can now invest in Ryanair Holdings plc via Ordinary Shares listed on Euronext Dublin and/or Depository Shares listed on Nasdaq.

86%
CSAT SCORE

I wish to express my gratitude to Howard Millar who has chosen not to seek re-election at the upcoming AGM and will step down from the Board in September. We thank him for his leadership and his enormous contribution to Ryanair's success, firstly as our CFO from 1992 to 2014, and as a NED for the last 9 years.

Finally, I want to thank our dedicated team of 26,000 aviation professionals, management and my Board colleagues for their hard work over the past year. We look forward to welcoming up to 206m passengers onboard this year. I also thank you, our shareholders, for your continued support.

Yours sincerely,

Stan McCarthy
Chairman


RYANAIR

GROUP CEO
REPORT



CARRYING 200M GUESTS IN A FULL YEAR MAKES FY25 A HISTORIC MILESTONE FOR RYANAIR. WE ARE NOW THE WORLD'S LARGEST LOW FARE AIRLINE BY PASSENGER TRAFFIC.

**Michael O'Leary,
Group CEO**

Dear Shareholder,

What a year we've just had. The curveballs kept coming at us, from wars in Ukraine and the Middle East, to record ATC delays delivered by mismanaged Government ATC monopolies across Europe. We faced down an OTA boycott in spring 2024, which damaged close-in bookings into the summer season and our traffic growth was repeatedly hampered by Boeing delays, which disrupted our summer schedule and will do so again in FY26. Yet through all these challenges two themes remain constant. First, the demand for low fare air travel across Europe is growing strongly, as disposable income and leisure time rises. Second, Ryanair's controlled fleet growth and ever widening cost leadership over higher cost competitors leaves us uniquely positioned to capture the lion's share of this growth market, by offering lower fares, for the benefit of our guests, our people, and our shareholders.

Competitiveness
As wars rage in Ukraine and the Middle East, the new U.S. administration now threatens to impose tariffs, which will damage economic growth and harm consumers in both the USA and Europe. The sensible response for Europe must be to drive competitiveness, by lowering the cost of energy, infrastructure and services across the single market. The Draghi Report has recently shone a light on the many areas where Europe can do so much more, to improve the single market and deliver better outcomes for our citizens and our businesses, by reforming failed bureaucracy and scrapping damaging regulations.

For a start, Europe should stop penalizing its citizens with discriminatory enviro. taxes on intra EU flights, while it exempts all flights departing to, or arriving from, non-EU destinations. This is manifestly unfair. Indeed, long-haul flights to/from Europe account for the majority of European aviation CO_2 emissions, yet they are inexplicably exempt from ETS. This discrimination in favour of non-Europeans is indefensible. Europe must deliver a level playing field on enviro. taxes for its citizens, so that everyone pays their fair share. The quickest way to deliver this is to bring EU ETS into line with ICAO's CORSIA rates, which applies to all non-EU flights and would mean intra EU passengers pay the same enviro. taxes as wealthier, long-haul passengers do. It would also end the scandalous ETS exemption (from their fair share of enviro. taxes) for all flights arriving in, or leaving, the EU which exists today.

Secondly, the EU Commission must finally act to reform Europe's failed, but ridiculously expensive, ATC system. ATC services are provided free of charge to American airlines by the U.S. Government. Last year Europe's mismanaged national ATC providers imposed record delays on EU flights, mainly due to bad roster practices and short staffing, especially at weekends. Europe's airlines and our passengers repeatedly suffer "capacity restrictions" (which is a euphemism for short staffing) especially at weekends, because tiny numbers of air traffic controllers don't, or won't, show up to work on time, or at all. This scandal must end. Europe's ATCs should be fully staffed at all times, and controllers who don't report (or report late) at weekends should be covered by rostered standbys, as most airlines already do with their flight crews.

If Europe delivered effective and efficient ATC services, we believe over 90% of Europe's flight delays would be eliminated. This would cut flight times and reduce aviation CO_2 emissions by over 10% annually. Instead of wasting 20 more years and €20bn on Europe's failed "Single Sky" initiative, two simple reforms would deliver an effective solution, namely (a) mandate that all ATC providers must be fully staffed (with standby cover) for the first wave of daily flights or suffer penalty fines; and (b) protect overflights during national ATC strikes. This type of immediate, deliverable reform would transform air travel in Europe, eliminating delays, cutting CO_2 emissions and costs, and reducing air fares, which would stimulate traffic, tourism and economic growth, especially in Europe's regions.

Another example of damaging regulation is the recent effort of Spain's Consumer Ministry, to impose over €170m of unexplained bag fines, but only on low fare airlines in Spain, using some ancient 1960's national legislation, which clearly contravenes EU law (in particular EU Reg 1008/2008) which guarantees pricing freedom for all EU airlines. We cannot allow misguided local politicians to interfere in, or reregulate, Europe's air travel market, which is one of the great success stories of the single market. Spain, which has benefited hugely from the growth of low fare airlines, such as Ryanair, who have lowered the cost of visitor access to its regions and islands, should know better than most, that these unlawful bag fines will only lead to higher costs and higher fares for Spain's citizens and visitors.



Our home market in Dublin is also being hampered by failed regulation and political inaction. At Dublin airport over €320m has been invested in a new 2nd runway, which doubles the capacity of Ireland's main airport from 32m to over 60m passengers p.a. Yet Dublin's airlines are prevented from using this growth capacity, because an 18-year-old planning restriction artificially caps Dublin Airport traffic at 32m p.a, over fears (in 2007), that road access around Dublin Airport would be "overwhelmed" at this volume of passengers. These concerns no longer apply, as the roads around the airport have transformed since 2007, and there's been a structural shift to public (mainly bus) transport, which has transformed the capacity of, and road access to Dublin airport. Ireland's newly elected Government in January committed to removing this outdated traffic cap, yet 3 months later no action has been taken, despite the Government's 20 seat majority in Parliament. We believe this vital national infrastructure should not be subject to misguided local planning regulations, but instead should be directly controlled by democratically elected Governments, under the Ministry of Transport. Only in Ireland would we allow this vital access infrastructure to be built, but then refuse our airlines and citizens the ability to use it, due to bureaucratic failure to abolish an absurd and outdated planning restriction. This is a clear example of the sort of regulatory failure, which the Draghi Report has encouraged Europe to reform and remove.

Sales & Cost Leadership
The last year again highlights the strength of Ryanair's low fare growth model. We responded to the OTA boycott by lowering fares, stimulating 9% traffic growth to 200.2m passengers, becoming Europe's first airline to hit this historic number. These guests saved over €700m compared to our prior year air fares. During FY25, we opened 4 new bases in Dubrovnik, Reggio Calabria, Tangier and Trieste, and we launched over 160 new routes for summer 2025 (total 2,600 routes). Despite Boeing delays, we took delivery of 30 new Boeing 737 "Gamechangers" in FY25 as we grew our fleet to 613 aircraft in March 2025. We hope to grow it again to 647 by March 2026, if Boeing meet their agreed delivery dates for the last 34 of our Boeing 737-8200 (MAX) orders. Ancillary sales continue to outperform, rising 10% this year, while traffic rose 9%, as we worked to improve conversion and pricing.

We faced considerable cost challenges last year, including above inflation pay increases for our people, and higher crewing ratios due to Boeing delivery delays, in a year when airport/handling fees, aircraft maintenance, route charges and marketing costs all rose at double digits rates, while our traffic grew 9%. However, thanks to our successful hedging policy, our fuel bill rose at a much slower rate than traffic, which is why our unit costs remained flat during a year when we faced multiple cost challenges. This was further boosted by our net interest income. The key to our success, as always, is that we kept unit costs flat when most of our competitors are reporting unit cost increases, which has significantly widened the cost gap between Ryanair and most other EU airlines.

Fleet

The biggest medium term challenge we face, remains the risk to Boeing deliveries. While the final units of our 210 Boeing 737-8200 order were contracted to deliver in December 2024, at our March 2025 year end Boeing left us short 34 of these deliveries. We got 5 more in April but the remaining 29 are not expected to deliver until the second half of FY26, hopefully in time for summer 2026. The quality and timeliness of Boeing deliveries has recently improved under their new management, but this needs to be reflected in rising monthly production if Boeing is to erase its current delivery backlog.

Our next challenge is the certification and delivery of our 300 Boeing MAX-10 orderbook. Boeing remain hopeful that these aircraft will be certified before the end of 2025, well in advance of our first 15 MAX-10 deliveries in spring 2027. It is critical to our cost efficiency and our planned growth to 300m guests, that these aircraft deliver in a timely manner, in line with our contracted delivery dates. Since each of these aircraft can accommodate 228 seats (20% more than our current Boeing 737-800s) but burn 20% less fuel, they offer Ryanair a structural further cost efficiency over our competitor airlines, and we intend to pass on these considerable savings via lower fares to our guests, which will, we believe, secure further controlled, profitable growth to 300m passengers by 2034.



618 AIRCRAFT

Balance Sheet, Debt & Shareholder Returns

In such an uncertain and volatile world Ryanair's key differentiator remains our Balance Sheet. We have for many years followed a strategy of minimizing debt, while using internally generated cash to fund new aircraft purchases, which are then added (unencumbered) to our conservative Balance Sheet. This keeps our costs low. Unlike many competitors, we don't finance our Group with inflated "sale & leaseback" transactions, or expensive operating leases. This approach was vindicated during the Covid pandemic, when our fleet was grounded for almost 18 months, but our only cost was depreciation, which was not a cash drain on the business. We have, since Covid, prioritized paying down debt, as it falls due. In the next year, we have 2 bonds of over €2bn due for repayment, which will then leave Ryanair effectively debt free. As interest rates and leasing costs have risen in recent years, Ryanair has generated significant net interest income, while most of our competitors face rising finance costs, which again widens our cost advantage and price leadership. We expect this trend to continue.

Since our Boeing deliveries have been delayed over the past 2 years, we are seeing stronger than expected cash generation, a trend we expect to continue for another year or two, as the timing gap to our new MAX-10 deliveries in 2027 and 2028 defers planned capex for a couple of years. We have applied most of this surplus cash to pay down our multi-billion euro bond debt as it falls due, but we have also committed to returning any small surplus to our shareholders. We agreed to return 25% of our annual after tax profit to shareholders by way of ordinary dividend, which has delivered €400m each year for the last 2 years. In May 2024, as our fares and profits fell (in the face of the OTA boycott and pressure on consumer spending) the Board approved the restart of share buybacks with a €700m program under which we bought and cancelled some 3% of our issued share capital ("ISC"). In August, the Board approved a follow-on buyback of €800m, which enabled us to purchase and cancel approx. 4% of ISC at favourable prices. When this buyback completed in April, it brought our shareholder returns over the last 15 years to almost €9bn, through dividends and buybacks, and we have now cancelled almost 36% of our ISC over that period.



€9BN SHAREHOLDER RETURNS OVER 15 YEARS

I would caution shareholders that these cash returns will be volatile and may be disrupted by unexpected external events, such as Covid or the war in Ukraine, and we may have to occasionally temper distributions as aircraft capex rises, when we move into peak MAX-10 aircraft deliveries from 2029 to 2033. But, whenever we can, we will continue to return excess cash to shareholders in a careful and cautious manner, while always prioritizing our Balance Sheet strength and preparing for the next cyclical downturn.

Conclusion

Carrying 200m guests in a full year marks FY25 as a historic milestone for Ryanair. We are now the world's largest low fare airline by passenger traffic, having overtaken our great mentor Southwest Airlines. We could not have reached this milestone if we hadn't reduced air fares last year by 7%. Lower fares and lower costs are the key formula which underpins our profitable growth. We remain immensely proud of the friendly, reliable and above all safety-first service, delivered by our 26,000 talented aviation professionals, who operated over 1m scheduled flights in FY25, with record customer satisfaction ("CSAT") scores and industry leading resilience and punctuality.

200M GUESTS IN FY25

Over the last 12 months our 200m guests have saved over €700m compared to our prior year fares. We also calculate that they saved over €6bn, compared to the average fares charged by our "low fare" competitors in Europe. We hope over the next decade to buy 300 more Boeing MAX-10 aircraft, to grow to 300m guests p.a, to create approx 10,000 new jobs for highly paid aviation professionals, and that Ryanair will continue to be an engine for growth, efficiency, and consumer savings across Europe for the benefit of our guests, our people and our shareholders. We sincerely hope that all current shareholders will continue to invest in, support, and share the benefit of Ryanair's ambitious and exciting growth plans for the next decade.

Best wishes,

Michael O'Leary
Group CEO





DIRECTORS'
REPORT

THE DIRECTORS PRESENT THEIR ANNUAL REPORT AND FINANCIAL STATEMENTS OF RYANAIR HOLDINGS PLC ("THE COMPANY"), INCORPORATED IN THE REPUBLIC OF IRELAND, AND ITS SUBSIDIARIES (WITH THE COMPANY AND THE SUBSIDIARIES BEING TOGETHER "RYANAIR GROUP" OR "THE GROUP") FOR THE YEAR ENDED MARCH 31, 2025.

Review of business activities and future developments in the business
The Company operates a low fares/low-cost, short-haul airline group and plans to develop this activity by expanding its successful business model on new and existing routes. Information on the Company is set out on pages 184 to 210. A review of the Company's operations for the year is set out on pages 210 to 217.

Results for the year
Results for the year are set out in the consolidated income statement on page 266.

Principal risks and uncertainties
Details of the principal risks and uncertainties are on pages 164 to 184.

Key performance indicators
The key performance indicators are set out on page 163; pages 184 to 210; pages 210 to 217.

Financial risk management
Details of the Group's financial risk management policies and exposures are set out in Note 11 on pages 287 to 305.

Share capital
The number of ordinary shares in issue at March 31, 2025 was 1,063,868,001 (2024: 1,140,045,528; and 2023: 1,138,674,528). Details of the classes of shares in issue and the related rights and obligations are set out in Note 14 on pages 309 to 311.

Accounting records
The Directors believe that they have complied with the requirements of Section 281 to 285 of the Companies Act 2014 with regard to adequate accounting records by employing financial personnel with appropriate expertise and by providing adequate resources to the financial function. The accounting records of the Company are maintained at its registered office, Airside Business Park, Swords, Co. Dublin, K67 NY94, Ireland.

Company information
The Company was incorporated on August 23, 1996 with a registered number of 249885. It is domiciled in the Republic of Ireland and has its registered office at Airside Business Park, Swords, Co. Dublin, K67 NY94, Ireland. It is a public limited company and operates under the laws of Ireland.

People
At March 31, 2025, the Company had a team of approximately 26,000 highly skilled aviation professionals.

Substantial interests in share capital

Details of substantial interests in the share capital of the Company, which represent over 3% of the issued share capital, are set out on page 226. At March 31, 2025 the free float in shares was 96%.

Directors and Company Secretary

The names of Directors who served during FY25 are: Eamonn Brennan; Róisín Brennan; Michael Cawley; Emer Daly; Geoff Doherty; Bertrand Grabowski; Elisabeth Köstinger; Jinane Laghrari Laabi; Stan McCarthy; Howard Millar; Roberta Neri; Anne Nolan; Mike O'Brien; Michael O'Leary; Louise Phelan; and Amber Rudd.

Michael Cawley and Louise Phelan retired from the Board in June 2024. Jinane Laghrari Laabi and Amber Rudd were appointed to the Board in July 2024. Roberta Neri retired from the Board in September 2024.

Juliusz Komorek served as Company Secretary. Details of the appointment and re-election of Directors are on page 20.

Interests of Directors

The beneficial interests as at March 31, 2025, 2024 and 2023 of the Directors in office at March 31, 2025 in the share capital of the Company are as follows:

	No. of Shares at March 31		
	2025	**2024**	**2023**
Eamonn Brennan	7,327	7,327	N/A
Róisín Brennan	4,000	4,000	4,000
Emer Daly	53,840	6,840	6,840
Geoff Doherty	85,700	50,700	50,700
Bertrand Grabowski	–	–	N/A
Elisabeth Köstinger	–	–	N/A
Jinane Laghrari Laabi	–	N/A	N/A
Stan McCarthy	10,000	10,000	10,000
Howard Millar	500,000	500,000	500,000
Anne Nolan	9,018	9,018	–
Mike O'Brien	4,405	4,405	4,405
Michael O'Leary	44,099,892	44,099,892	44,096,725
Amber Rudd	–	N/A	N/A

The share options and LTIP shares granted to each Director in office at the end of FY25, FY24 and FY23 were as follows:

No. of share options & non-performance LTIP shares at March 31						
	2025		2024		2023	
	Options	LTIP	Options	LTIP	Options	LTIP
Eamonn Brennan	–	6,485	–	3,984	N/A	N/A
Róisín Brennan	50,000	6,485	50,000	3,984	50,000	–
Emer Daly	3,000	6,485	50,000	3,984	50,000	–
Geoff Doherty	–	6,485	–	3,984	–	–
Bertrand Grabowski	–	2,501	–	–	N/A	N/A
Elisabeth Köstinger	–	6,485	–	3,984	N/A	N/A
Jinane Laghrari Laabi	–	2,501	N/A	N/A	N/A	N/A
Stan McCarthy	50,000	6,485	50,000	3,984	50,000	–
Howard Millar	50,000	6,485	50,000	3,984	50,000	–
Anne Nolan	–	6,485	–	3,984	–	–
Mike O'Brien	–	6,485	50,000	3,984	50,000	–
Michael O'Leary	10,000,000	–	10,000,000	–	10,000,000	–
Amber Rudd	–	2,501	N/A	N/A	N/A	N/A

Directors' and Senior Executives' remuneration

The Company's policy on Senior Executive remuneration is to reward its Executives competitively, having regard to the comparative marketplace in Europe, in order to ensure that they are motivated to perform in the best interests of the shareholders. Details of remuneration paid to key management personnel (defined as including each Director, whether executive or otherwise, of the Group, as well as the Executive team reporting to the Board of Directors) is set out in Note 26 on page 321. Details of total remuneration paid to the Directors is set out in Note 18 on pages 314 to 316.

Executive Director's service contract

Mr. O'Leary is contracted as Group CEO until the end of July 2028 and is subject to a covenant not to compete with the Group within the EU for a period of 12 months after the termination of his employment. Mr. O'Leary's employment agreement does not contain provisions providing for compensation on its termination.

Dividend policy
Details of the Company's dividend policy are disclosed on page 229.

An interim dividend of €0.223 per share was paid in February 2025 (2024: €0.175). The Board is recommending the payment of a final dividend of €0.227 per share, subject to AGM approval, in September 2025 (2024: €0.178).

Share buybacks
In FY25, the Company bought back over 77m ordinary shares at a total cost of approximately €1.5bn. These buybacks were equivalent to approximately 7% of the Company's issued share capital at March 31, 2024. Substantially all of these repurchased shares were cancelled at March 31, 2025, with the balance cancelled after year end.

There were no share buybacks in the year ended March 31, 2024.

Directors' Compliance Statement
The Company complies with its relevant obligations (as defined in the Companies Act 2014). The Directors have drawn up a compliance policy statement (as defined in section 225(3)(a) of the Companies Act 2014) and appropriate arrangements and structures are in place that are, in the Directors' opinion, designed to secure material compliance with the Company's relevant obligations. The Directors confirm that these arrangements and structures were reviewed during the financial year.

As required by Section 225(2) of the Companies Act 2014, the Directors acknowledge that they are responsible for the Company's compliance with the relevant obligations. In discharging their responsibilities under Section 225, the Directors relied on the advice both of persons employed by the Company and of persons retained by the Company under contract, who they believe have the requisite knowledge and experience to advise the Company on compliance with its relevant obligations.

Relevant audit information
The Directors believe that they have taken all steps necessary to make themselves aware of any relevant audit information and have established that the Company's statutory auditors are aware of that information. In so far as they are aware, there is no relevant audit information of which the Group's statutory auditors are unaware.

Accountability and audit
The Directors have set out their responsibility for the preparation of the financial statements on page 153. They have also considered the going concern position of the Company and their conclusion is set out on pages 34 and 35.

The Board established an Audit Committee whose principal tasks are to consider financial reporting and internal control issues. The Audit Committee, which consists exclusively of independent Non-Executive Directors, meets at least quarterly to review the financial statements of the Company, to consider internal control procedures and to liaise with internal and independent auditors. In the year ended March 31, 2025 the Audit Committee met on 5 occasions. At least quarterly, the Audit Committee receives an extensive report from the Head of Internal Audit detailing the reviews, including the results of internal control testing performed in the year to date. This report is used by the Audit Committee and the Board of Directors, as a basis for determining the effectiveness of internal control and identifying emerging risks. They also receive an enterprise risk assessment of the Group twice a year. The Audit Committee regularly considers the performance of internal audit and how best financial reporting and internal control principles should be applied.

In addition, the Audit Committee has responsibility for appointing, setting compensation and overseeing the work of the independent auditor. The Audit Committee pre-approves all audit and permissible non-audit services provided by the independent auditor.

Non-Financial Statement
The Sustainability Statement in accordance with Part 28 of the Companies Act 2014 including the requirements of the European Union (disclosure of Non-Financial and Diversity Information by certain large undertakings and groups) Regulations 2017 (as amended by Statutory Instrument No. 410 of 2018) is included in pages 36 to 140 and forms part of this report.

Air safety & security
Commitment to air safety and security is a priority of the Company. See pages 194 and 195 for details.

Critical accounting policies
Details of the Company's critical accounting policies are set out on pages 272 and 273.

Subsidiary companies
Details of the principal subsidiary undertakings are disclosed in Note 26 on page 321.

Political contributions
During FY25, FY24 and FY23 the Company made no political contributions which require disclosure under the Electoral Act, 1997.

Corporate Governance Report
The Corporate Governance Report on pages 16 to 35 forms part of the Directors' Report.

Post balance sheet events
Details of significant post balance sheet events are set out in Note 25 to the consolidated financial statements on page 320.

Auditors
The auditor, PricewaterhouseCoopers ("PwC"), who were appointed in FY23, will continue in office in accordance with the provisions of Section 383(2) of the Companies Act 2014.

As required under Section 381(1)(b) of the Companies Act 2014, a resolution authorising the Directors to determine the remuneration of the auditor will be proposed at the 2025 AGM.

Annual General Meeting
The Annual General Meeting will be held at 9.00a.m. on September 11, 2025 in the Ryanair Engineering Centre, 230/240 Lakeshore Drive, Airside Business Park, Swords, Co. Dublin, K67 XF79, Ireland.

On behalf of the Board

Stan McCarthy
Chairman
May 16, 2025

Michael O'Leary
Group CEO

CORPORATE GOVERNANCE
REPORT

RYANAIR HAS ITS PRIMARY LISTING ON EURONEXT DUBLIN AND ITS AMERICAN DEPOSITARY SHARES ARE LISTED ON THE NASDAQ. THE DIRECTORS ARE COMMITTED TO MAINTAINING THE HIGHEST STANDARDS OF CORPORATE GOVERNANCE AND THIS STATEMENT DESCRIBES HOW RYANAIR HAS APPLIED THE MAIN AND SUPPORTING PRINCIPLES OF THE 2018 UK CORPORATE GOVERNANCE CODE (THE "2018 CODE"), THE VERSION OF THE CODE IN FORCE DURING FY25. THIS REPORT ALSO COVERS THE DISCLOSURE REQUIREMENTS SET OUT IN THE IRISH CORPORATE GOVERNANCE ANNEX TO THE LISTING RULES OF EURONEXT DUBLIN, WHICH SUPPLEMENTS THE 2018 CODE WITH ADDITIONAL CORPORATE GOVERNANCE PROVISIONS AND IS ALSO APPLICABLE TO RYANAIR.

The Board of Directors ("the Board"):

Roles

The Board of Ryanair is responsible for the leadership, strategic direction and oversight of management of the Group. The Board's primary focus is on strategy formulation, policy and control. It has a formal schedule of matters specifically reserved to it for its attention, including matters such as approval of the annual budget, large capital expenditure, and key strategic decisions.

Other matters reserved to the Board include treasury policy and procedures, internal control, audit and risk management, Environmental, Social and Governance ("ESG"), remuneration of the Executive Director and Senior Management and corporate governance. The Board has delegated responsibility for the management of the Group to the Group CEO and the Senior Management team. There is a clear division of responsibilities between the Chairman and the Group CEO, which is set out in writing and has been approved by the Board.

Chairman

Stan McCarthy has served as the Chairman of the Board since June 2020, having served as Deputy Chairman from April 2019. He was appointed a Director in May 2017. The Chairman's primary responsibility is to lead the Board, to ensure that it has a common purpose, is effective as a group and at individual Director level, and that it upholds and promotes high standards of integrity and corporate governance. He ensures that Board agendas cover the key strategic issues confronting the Group; that the Board reviews and approves management's plans for the Group; and that Directors receive accurate, timely, clear and relevant information.

The Chairman is the link between the Board and the Company. He is specifically responsible for establishing and maintaining an effective working relationship with the Group CEO, for ensuring effective and appropriate communications with shareholders and for ensuring that members of the Board develop and maintain an understanding of the views of shareholders.



While Stan McCarthy holds a small number of other directorships (see page 218), the Board considers that these do not interfere with the discharge of his duties to Ryanair.

Senior Independent Director

The Board appointed Róisín Brennan as the Senior Independent Director ("SID") with effect from April 2024, a role previously held by Louise Phelan. The SID is available to shareholders who have concerns that cannot be addressed through the Chairman, Group CEO or Group CFO and leads the annual Board review of the performance of the Chairman.

Company Secretary

The appointment and removal of the Company Secretary is a matter for the Board. All Directors have access to the advice and services of the Company Secretary (Juliusz Komorek), who is responsible to the Board for ensuring that Board procedures are complied with.

Membership (GOV-1*)

The Board consists of one Executive, a Non-Executive Chairman and 11 Non-Executive Directors ("NEDs"). It is the practice of Ryanair that a majority of the Board will be NEDs, each considered by the Board to be independent, and the Chairman is Non-Executive. The Board considers the current size, composition and diversity of the Board to be appropriate. Approximately 50% of NEDs are women. The current composition of the Board and the principal Board Committees are set out below. Biographies of the Directors are available on pages 218 and 219. The Board, with the assistance of the Nomination Committee ("Nomco"), keeps Board composition under review to ensure that it includes the necessary mix of relevant skills and experience required to perform its role.

Each Director has extensive business experience, which they bring to bear in governing the Company. The Board considers that, between them, the Directors bring the range of skills, knowledge, diversity, and experience, including international and aviation experience, necessary to lead the Group. The Chairman has significant public company experience. Historically, the Company has always separated the roles of Chairman and Group CEO for the running of the business and implementation of the Board's strategy and policy.



Independent: Yes
Years: 8
Citizenship: Irish/US
Committee:
E Executive
N Nomination (Chair)

STAN McCARTHY (NON-EXEC CHAIRMAN) (i)



Independent: Yes
Years: 7
Citizenship: Irish
Committee:
E Executive
R Remuneration

RÓISÍN BRENNAN (NON-EXEC SID)



Independent: Yes
Years: 2
Citizenship: Irish
Committee:
R Remuneration (Chair)
S Safety & Security

EAMONN BRENNAN (NON-EXEC)



Independent: Yes
Years: 7
Citizenship: Irish
Committee:
A Audit

EMER DALY (NON-EXEC)



Independent: Yes
Years: 4
Citizenship: Irish
Committee:
A Audit (Chair)

GEOFF DOHERTY (NON-EXEC)



Independent: Yes
Years: 2
Citizenship: French
Committee:
A Audit

BERTRAND GRABOWSKI (NON-EXEC)



Independent: Yes
Years: 2
Citizenship: Austrian
Committee:
N Nomination

ELISABETH KÖSTINGER (NON-EXEC)



Independent: Yes
Years: 1
Citizenship: Moroccan
Committee:
N Nomination

JINANE LAGHRARI LAABI (NON-EXEC) (ii)



Independent: Yes
Years: 9
Citizenship: Irish
Committee:
E Executive (Chair)
N Nomination

HOWARD MILLAR (NON-EXEC) (iii)



Independent: Yes
Years: 2
Citizenship: Irish
Committee:
N Nomination

ANNE NOLAN (NON-EXEC)



Independent: Yes
Years: 9
Citizenship: Irish
Committee:
S Safety & Security
(Co-Chair)

MIKE O'BRIEN (NON-EXEC)



Independent: No
Years: 29
Citizenship: Irish
Committee:
E Executive

MICHAEL O'LEARY (EXEC)



Independent: Yes
Years: 1
Citizenship: UK
Committee:
R Remuneration

AMBER RUDD (NON-EXEC) (ii)



Years: 16
Citizenship: Polish

JULIUSZ KOMOREK (CO. SECRETARY)

(i) Independence assessed on appointment.
(ii) Appointed to the Board effective July 2024.
(iii) Not standing for re-election at the Sept. 2025 AGM.

Summary of Director Competencies (GOV-1/G1-GOV-1*)

	Aviation & Transport (1)	Accounting, Internal Control & Financial Expertise (2)	Safety & Sustainability (incl. climate) (3)	Talent Mgt. (4)	Consumer (5)	Gov. & Reg. Relations (6)	Governance (7)	Supply Chain Mgt. (8)	IT/Data/ Cyber/ Digital Marketing
Stan McCarthy	▲	▲	▲	▲	▲		▲	▲	
Róisín Brennan	▲	▲	▲	▲	▲	▲	▲		
Eamonn Brennan	▲	▲	▲	▲		▲	▲		
Emer Daly	▲	▲		▲	▲	▲	▲		
Geoff Doherty	▲	▲	▲	▲	▲		▲	▲	▲
Bertrand Grabowski	▲	▲		▲		▲	▲		
Elisabeth Köstinger	▲		▲	▲		▲	▲		▲
Jinane Laghrari Laabi	▲	▲		▲		▲	▲	▲	
Howard Millar	▲	▲	▲	▲	▲	▲	▲	▲	▲
Anne Nolan	▲		▲	▲		▲	▲		
Mike O'Brien	▲		▲	▲		▲	▲		
Michael O'Leary	▲	▲	▲	▲	▲	▲	▲	▲	▲
Amber Rudd	▲	▲	▲	▲		▲	▲	▲	

1. Current/previous experience in the aviation or the wider transport industry.
2. Qualified Accountant or extensive financial and audit experience.
3. Understanding of the risks, impacts and opportunities of climate change, sustainability reporting and aviation operational safety & security.
4. Experience of industrial relations, employment law, talent attraction & retention or other staff issues.
5. Experience of working in a consumer facing business and/or developing products or services for consumers.
6. Experience of regulatory affairs and public policy.
7. Experience of working in and managing an entity in a highly regulated industry.
8. Experience of sourcing, logistics and procurement.



Appointment

Directors are appointed following selection by Nomco and approval by the Board and must be elected by the shareholders at the following AGM. The focus of the Board, through Nomco, is to maintain a Board with the relevant expertise, quality and experience required by Ryanair to advance the Company and shareholder value. Ryanair recognizes the benefits of diversity, including gender, geographic and ethnic diversity. Ryanair's Articles of Association require that all of the Directors retire and offer themselves for re-election within a three-year period. All Directors on page 18, with the exception of Howard Millar (who is retiring from the Board in September 2025) will be offering themselves for re-election at the AGM on September 11, 2025.

Geoff Doherty is Chair of the Audit Committee, Stan McCarthy is Chair of Nomco, and Eamonn Brennan is Chair of the Remuneration Committee ("Remco").

Senior Management regularly brief the Board, including new members, in relation to operational, financial, ESG and strategic issues concerning the Ryanair Group. The Board also has direct access to Senior Management, as required, in relation to any queries they have concerning the operation of the Company. The terms and conditions of appointment of NEDs are set out in their letters of appointment, which are available for inspection at the Company's registered office during normal office hours and at the AGM of the Company.

Other Relevant Factors

Certain NEDs hold share options over a small quantity of shares as set out in the Directors' Report. Whilst the 2018 Code notes that the remuneration of NEDs should not ordinarily include share options, the Company has a NASDAQ listing and has a substantial U.S. shareholder base. The granting of share options to NEDs to align interests of shareholders and Directors is an established market practice in the U.S., which is typically encouraged by U.S. investors. The Company in accordance with the 2018 Code sought and received shareholder approval to make these share option grants to its NEDs and the Board believes the modest number of options granted to NEDs does not impair their independence of judgement and character. Further to the above, and following consultation with key shareholders and the approval of a new Long Term Incentive Plan ("LTIP 2019") by shareholders at the 2019 AGM, which replaced the previous 2013 Share Options Plan for all future share based payments, the NEDs will not receive any further share option grants or performance based shares.

With the exception of the historic modest grant of share options, there were no relationships or circumstances of relevance under the 2018 Code impacting NEDs' independence. Furthermore, in line with best governance practices, Ryanair has adopted a policy whereby all Directors retire on an annual basis and, being eligible for re-election, offer themselves for election. This affords Ryanair's shareholders an annual opportunity to vote on the suitability of each Director.

Nomco have confirmed to the Board that it considers all NEDs offering themselves for re-election at the 2025 AGM to be independent and that they continue to effectively contribute to the work of the Board. Nomco recommends that the Company accept the re-election of the Directors.

Board Procedures

All Directors have access to the advice and services of the Company Secretary and the Board has established a procedure whereby Directors wishing to obtain advice in the furtherance of their duties may take independent professional advice at the Company's expense.

Directors meet with key members of Senior Management with a particular focus on ensuring NEDs are fully informed on issues of relevance to Ryanair and its operations. Extensive papers on key business issues are provided to all Directors in connection with the Board and Committee meetings. All Directors are encouraged to update and refresh their skills and knowledge, for example, through attending courses on technical areas or external briefings for NEDs.

The Company has Directors' and Officers' liability insurance in place in respect of any legal actions taken against the Directors in the course of the exercise of their duties. New NEDs are encouraged to meet the Executive Director and Senior Management for briefing on the Group's developments and plans.

Independence
The Board has carried out its annual evaluation of the independence of each of its NEDs, taking account of the relevant provisions of the 2018 Code, namely, whether each Director is independent in character and judgement and free from relationships or circumstances which are likely to affect, or could appear to affect, the Director's judgement. The Board regards all of the NEDs at the date of this report as independent and has concluded that no one individual or group exerts an undue influence on others.

Within its independence review, the Board has considered the following items with respect to certain individual NEDs.

Director & Role	Circumstances of relevance under the 2018 Code in determining independence	Basis upon which the Board has determined independence	Status within the spirit and meaning of the 2018 Code
M. O'Brien NED	Served as Chief Pilot and Flight Ops Manager of Ryanair from 1987 to 1991.	The Board considered Mike O'Brien's outside business interests, as well as the gap (25 years) between finishing his Executive role with Ryanair and his election to the Board in 2016 and concluded that his previous employment with Ryanair did not compromise his independence of judgement and character.	Independent

Meetings
The Board meets at least quarterly and in the year to March 31, 2025 the Board convened meetings on 10 occasions. Individual attendance at these meetings is set out in the table on page 29. Detailed Board papers are circulated in advance so that Board members have adequate time and information to be able to participate fully at the meeting.

The holding of detailed Board meetings and the fact that many matters require Board approval, demonstrates that the running of the Company is firmly in the hands of the Board. The NEDs meet periodically without Executives being present. Led by the SID, the NEDs meet without the Chairman present at least annually to appraise the Chairman's performance and on such other occasions as are deemed appropriate.

Remuneration
Details of remuneration paid to the Directors are set out in Note 18 on pages 314 to 316. Also, please see the Report of the Remuneration Committee on Directors' Remuneration on pages 144 to 152.

Non-Executive Directors
NEDs are remunerated primarily by way of Directors' fees, supplemented by occasional grants of non-performance ordinary shares (under LTIP 2019). Details are disclosed in the in Note 18(b) on page 315.

Executive Director Remuneration

The Group CEO is the only Executive Director on the Board. In addition to his base salary he was eligible for a performance bonus of up to 50% of base salary in FY25 dependent upon the achievement of certain ambitious performance targets. It is considered that the significant shareholding of the Group CEO as well as (unvested) share options granted (awarded as part of his contract of employment to July 2028), acts to align his interests with those of shareholders and gives him a keen incentive to perform to the highest levels. Full details of the Executive Director's remuneration are set out in Note 18(a) on page 315.

Share Ownership and Dealing

Details of the Directors' interests in Ryanair shares are set out in the Directors' Report on pages 12 and 13.

The Board has adopted a code of dealing in securities of Ryanair Holdings plc, to ensure compliance with the Listing Rules of Euronext Dublin, applicable to transactions in Ryanair shares, debt instruments, derivatives or other financial instruments by persons discharging managerial responsibilities ("PDMRs") (e.g., Directors), persons closely associated with persons discharging managerial responsibilities ("PCAs") and relevant Company employees (together, "Covered Persons"). The code of dealing also includes provisions which are intended to ensure compliance with U.S. securities laws and regulations of the NASDAQ National market. Under the code of dealing, Covered Persons are required to notify the Company and in the case of PDMRs and PCAs only, the Central Bank, of any transaction conducted on their own account in Ryanair shares, debt instruments, derivatives or other financial instruments. Directors are also required to obtain clearance from the Chairman or Group CEO (or other person designated for such purpose) before undertaking such transactions, whilst Covered Persons who are not Directors must obtain clearance from designated Senior Management. Covered Persons are prohibited from undertaking such transactions during Closed Periods as defined by the code of dealing and at any time during which the individual is in possession of inside information (as defined in the EU Market Abuse Regulation (596/2014)).

Board Succession and Structure

The Board plans for its own succession with guidance from Nomco. Nomco regularly reviews the structure, size and composition (including the skills, knowledge and experience) required of the Board compared to its current position with regard to the strategic needs of Ryanair and recommends changes to the Board. There is a formal, thorough and transparent procedure for the appointment of new Directors to the Board. Nomco, recognising the benefits of diversity (including gender, geographic and ethnic diversity), identifies and selects candidates on merit against objective criteria, to ensure that the Board has the skills, knowledge and expertise required. Nomco has access to external advisors/ recruiters as required and seeks such assistance (as necessary) to assist with Board succession planning.

During FY25, Michael Cawley (June 2024), Louise Phelan (June 2024) and Roberta Neri (September 2024) retired from the Board. In July 2024, Jinane Laghrari Laabi and Amber Rudd joined the Board as NEDs.

Succession planning (for both Board refreshment and Senior Management) is typically an agenda item at each Nomco meeting and most Board meetings.

The membership of Board Committees at March 31, 2025, is set out in the table below:

	Audit	Nomco	Remco	Safety & Security	ExecCo
Stan McCarthy (Chair)		Chair			Member
Róisín Brennan (SID)			Member		Member
Eamonn Brennan			Chair	Member	
Emer Daly	Member				
Geoff Doherty	Chair				
Bertrand Grabowski	Member				
Elisabeth Köstinger		Member			
Jinane Laghrari Laabi		Member			
Howard Millar		Member			Chair
Anne Nolan		Member			
Mike O'Brien				Co-Chair	
Michael O'Leary					Member
Amber Rudd			Member		

As at March 31, 2025, the Board comprised 13 Directors as set out on page 12. The Group CEO is the only Executive Director. Biographies of Directors are set out on pages 218 and 219. Ryanair considers that the Board has the correct balance and depth of skills, knowledge, expertise and experience to optimally lead the Company and that all Directors give adequate time to the performance of their duties and responsibilities.

Ryanair considers that all Directors discharge their directorial duties with the objectivity and impartiality they have demonstrated since commencing their respective roles and has determined that each of the NEDs is independent. In reaching that conclusion, Ryanair considered the character, judgement, objectivity and integrity of each Director and had due regard for the 2018 Code. Ryanair continually endeavours to maintain the quality and independence of its Board.

Diversity (GOV-1*)
The Board is supportive of the target that women should represent at least 40% of boards (as set out in the Irish Government's "Balance for Better Business" initiative). During FY25, approximately 50% of the NEDs were women (total Board gender ratio of 0.9:1). Diversity is a key criterion for the Board as part of its renewal and succession plans, and the Board appoints members based on merit without discriminating on age, gender, race, colour, ethnic, religious or social beliefs, sexual orientation, disability or any other factors.

For further details, please refer to the Sustainability Statement, and our 2025 Non-Discrimination Policy (https://corporate.ryanair.com/wp-content/uploads/2025/04/Ryanair_Non-Discrimination-Policy-2025.pdf).

Workforce Engagement
Eamonn Brennan is Ryanair's NED with oversight of workforce engagement.

Board Committees

The Board of Directors has established a number of committees, including the following:

1. AUDIT COMMITTEE

The Board of Directors established the Audit Committee in September 1996.

Names and qualifications of members of the Audit Committee:

The Audit Committee currently comprises 3 NEDs who are independent for the purposes of the listing rules of the NASDAQ and the U.S. federal securities laws: Geoff Doherty (Chair), Emer Daly and Bertrand Grabowski. The Board has determined that Geoff Doherty is the Committee's financial expert. It can be seen from the Directors' biographies appearing on pages 218 and 219, that the members of the Committee bring to it a wide range of experience and expertise, much of which is particularly appropriate for membership of the Audit Committee.

Number of Audit Committee meetings:

The Committee met 5 times during the year ended March 31, 2025. Individual attendance at these meetings is set out in the table on page 29. The Group CFO, the Head of Internal Audit and other Senior Finance, Sustainability and IT managers (as required) normally attend meetings of the Committee. The independent auditors attend as required and have direct access to the Committee Chair at all times. The Committee also meets separately at least once a year with the independent auditors and with the Head of Internal Audit without Senior Management being present. The Head of Internal Audit has direct access to the Committee Chair at all times.



Summary of the role of the Audit Committee:

The role and responsibilities of the Committee are set out in its 2024 written terms of reference, which are available on the Company's website at https://investor.ryanair.com, and include:

- Monitoring the integrity of the financial statements of the Group and any formal announcements relating to the Group's financial performance, profit guidance and reviewing significant financial reporting judgements contained therein;
- Monitoring the sustainability reporting process of the Group;
- Considering significant issues in relation to the financial statements and sustainability reporting, having regard to matters communicated to it by the auditors;
- Reviewing the interim and annual financial statements, Annual Report and Form 20-F before submission to the Board including advising the Board whether, taken as a whole, the content of the Annual Report and Form 20-F is fair, balanced and understandable and provides the information necessary for shareholders to assess the Company's performance, business model and strategy;
- Reviewing the effectiveness of the Group's internal financial and sustainability controls and risk management systems;
- Monitoring and reviewing the effectiveness of the Group's Internal Audit function;
- Considering and making recommendations to the Board in relation to the appointment, reappointment and removal of the independent auditors and approving their terms of engagement;
- Reviewing with the independent auditors the plans for and scope of each annual audit, the audit procedures to be utilized and the results of the audit;
- Approving the remuneration of the independent auditors, in particular ensuring that the pre-approval of non-audit services pertains only to those services deemed permissible under relevant Irish and U.S. independence rules;
- Assessing annually the independence and objectivity of the independent auditors and the effectiveness of the audit process, taking into consideration relevant professional and regulatory requirements and the relationship with the independent auditors as a whole, including the provision of any non-audit services;
- Reviewing the Group's arrangements for its employees to raise concerns, in confidence, about possible wrongdoing in financial reporting or other matters and ensuring that these arrangements allow proportionate and independent investigation of such matters and appropriate follow up action; and
- Reviewing the terms of reference of the Committee annually.

These responsibilities of the Committee are discharged in the following ways:

- The Committee reviews the interim and Annual Reports as well as any formal announcements relating to the financial statements and guidance before submission to the Board. The review focuses particularly on any changes in accounting policy and practices, major judgmental areas and compliance with stock exchange, legal and regulatory requirements. The Committee receives reports from the independent auditors identifying any accounting or judgmental issues requiring its attention;
- The Committee also meets with management and the independent auditors to review the Annual Report and Form 20-F, which is filed annually with the Irish Companies Office and with the United States Securities and Exchange Commission respectively;
- The Committee regularly reviews risk management reports completed by management;
- The Committee conducts an annual assessment of the operation of the Group's system of internal control based on a detailed review carried out by the internal audit function. The results of this assessment are reviewed by the Committee and are reported to the Board;
- The Committee makes recommendations to the Board in relation to the appointment of the independent auditor;
- Each year, the Committee meets with the independent auditor and reviews their procedures and the safeguards which have been put in place to ensure their objectivity and independence in accordance with regulatory and professional requirements;
- The Committee reviews and approves the audit plan and the findings from the independent audit of the financial statements;

- The Committee receives reports from the Head of Internal Audit detailing the reviews performed during the year and a risk assessment (including a semi-annual Enterprise Risk Management Register) of the Company;
- The Committee has a process in place to ensure the independence of the independent auditor is not compromised, which includes monitoring the nature and extent of services provided by the independent auditor through its annual review of fees paid to the independent auditor for audit and non-audit services. Pre-approval from the Committee is required for all non-audit services to be provided by the independent auditor. The Committee's review process is fully compliant with EU Audit Reform legislation. Only those services deemed permissible under Statutory Instrument No. 312 of 2016 and U.S. SEC rules, may be provided by the independent auditor. Accordingly, the independent auditor is permitted to provide non-audit services that are not, or not perceived to be, in conflict with auditor independence, provided it has the skill, experience, competency and integrity to perform the work, and is considered by the Committee to be the most appropriate party to provide such services in the best interests of the Company; and
- The Committee receives presentations in areas such as ESG, treasury and taxation, technical accounting and internal controls, information systems and security (including cyber security) in relation to the Group.

In addition, the Committee was requested by the Board to consider whether the Annual Report, taken as a whole, is fair, balanced and understandable, and provides the information necessary for shareholders to assess the Company's performance, business model and strategy. In doing so, the Committee considered whether the financial statements are consistent with the Chairman's Report, the Group CEO's Report and operating and financial information elsewhere in the Annual Report.

In considering the fairness, balance and understandability of the Annual Report, the Committee had regard to the significant issues considered by the Committee in relation to the financial statements, set out below. Each of these significant issues was addressed in the report received from the independent auditor and was discussed with management and the independent auditor.

The Committee reported to the Board its conclusion that the Annual Report, taken as a whole is fair, balanced and understandable and provides the information necessary for shareholders to assess the Company's performance, business model and strategy.

<u>Significant issues considered by the Committee in relation to the financial statements and how these issues were addressed, having regard to matters communicated to it by the independent auditors:</u>

- On pages 272 and 273, the critical accounting policy for long lived assets is disclosed. There is a detailed description of the matters of estimate and the judgmental issues arising from the application of the Company's policy for accounting for such assets and how the Company dealt with these. The Audit Committee had detailed discussions with management around its conclusions in relation to the expected useful lives of the assets and the expected residual value of the assets. In particular, the Audit Committee considered manufacturers' recommendations, expert valuation analysis and other available marketplace information in respect of the expected useful and residual lives of the assets. The Committee agreed with management's approach and conclusions in relation to the accounting for long lived assets;
- In considering management's assessment of the Group's ability to continue as a going concern, the Committee had regard to available sources of finance including access to the capital markets, sale & leaseback transactions, secured debt structures, gross cash of just under €4bn at March 31, 2025, €0.6bn undrawn funds under the Group's €1.1bn Revolving Credit Facility at March 31, 2025 and the sensitivity to changes in these items. The Committee considered the Group's cash generation projections over the next three years to the end of FY28. On the basis of the review performed, and the discussions held with management, the Committee was satisfied that it was appropriate that the financial statements should continue to be prepared on a going concern basis, and that there were no material uncertainties that may cast significant doubt on the Group's ability to continue as a going concern which need to be disclosed in the Annual Report. Please also refer to the Company's Viability Statement on page 35.

The Audit Committee also had detailed discussions with management concerning the judgements involved in:

i. determining the level of passenger demand and its corresponding impact on the flight schedules for FY26, which has an impact on the effectiveness of the Company's jet-fuel hedges;
ii. the timing of future payments for aircraft purchases that are dependent on the aircraft manufacturer's ability to meet forecast aircraft delivery schedules, which can impact on the effectiveness of the Company's hedges of future aircraft purchases; and
iii. the reintroduction and extension of the Group's share buyback program.

The Committee considered the requirements under section 225 of the Irish Companies Act 2014 in relation to the Directors' Compliance Statement which applied to the Company for FY25 and has ensured that the Directors are aware of their responsibilities and fully comply with this provision.

In addition, the Committee completed an evaluation of the independent audit process. The Committee considered a range of factors including the quality of service provided, the specialist expertise of the independent auditor (PwC), the level of audit fees and independence. The Committee have evaluated the work completed by the independent auditor in FY25, taking into account the fees paid to PwC, and are satisfied with their effectiveness, objectivity and their independence.

The Committee typically meets the independent auditors up to 4 times per year. At these meetings:

- The independent audit plan is considered and approved;
- The interim and annual results are considered and are recommended to the Board for approval, following consideration of the significant issues relating to these matters, having regard to matters communicated to the Audit Committee by the independent auditors;
- The Annual Report and Form 20-F, which is filed annually with Euronext Dublin and the United States Securities and Exchange Commission is considered and recommended to the Board for approval;
- The procedures and safeguards which the independent auditors have put in place to ensure their objectivity and independence in accordance with regulatory and professional requirements are reviewed;
- The letters of engagement and representation are reviewed; and
- The fees paid to the independent auditor for audit and non-audit work are reviewed to ensure that the fee levels are appropriate, and that audit independence is not compromised through the level of non-audit fees and the nature of non-audit work carried out by the independent auditor. The Committee's policy is to expressly pre-approve every engagement of Ryanair's independent auditor for all audit and non-audit services provided to the Company. Only those services deemed permissible under Statutory Instrument No. 312 of 2016 and U.S. SEC rules may be provided by the independent auditor.

The independent auditor, PricewaterhouseCoopers ("PwC"), who were appointed in FY23, will continue in office in accordance with the provisions of Section 383(2) of the Companies Act 2014. As required under Section 381(1)(b) of the Companies Act 2014, a resolution authorising the Directors to determine the remuneration of the independent auditor will be proposed at the 2025 AGM.

2. EXECUTIVE COMMITTEE ("ExecCo")
The Executive Committee can exercise the powers exercisable by the full Board of Directors in circumstances in which action by the Board of Directors is required but it is impracticable to convene a meeting of the full Board of Directors. Howard Millar (Chair), Róisín Brennan, Stan McCarthy and Michael O'Leary are the members of ExecCo.

Róisín Brennan will become Chair of ExecCo in September when Howard Millar retires from the Board.

3. NOMINATION COMMITTEE ("Nomco")

Stan McCarthy (Chair), Elisabeth Köstinger, Howard Millar, Anne Nolan and Jinane Laghrari Laabi (from July 2024) are the members of Nomco. Nomco, which met 5 times during FY25, assists the Board in ensuring that the composition of the Board and its Committees is appropriate to the needs of the Company by:

- Assessing the skills, knowledge, experience and diversity (including gender, geographic and ethnic diversity) required on the Board and the extent to which each are represented;
- Establishing processes for the identification of suitable candidates for appointment to the Board; and
- Overseeing succession planning for the Board and Senior Management.

The role and responsibilities of Nomco are set out in its 2024 written terms of reference, which are available on the Company's website, https://investor.ryanair.com. Nomco uses its members' extensive business and professional contacts, as well as the services of professional advisors/recruitment specialists, to identify suitable candidates. The focus of Nomco is to maintain a Board which comprises the necessary expertise, quality and experience required by Ryanair to advance the Company and shareholder value. Ryanair recognizes the benefits of diversity.

4. REMUNERATION COMMITTEE ("Remco")

Remco has authority to determine the remuneration of Senior Management (including the Executive Director) of the Company and to administer the Company's share-based remuneration plans as described on pages 149 to 151. The members of Remco are Eamonn Brennan (Chair), Róisín Brennan and Amber Rudd (from July 2024). Eamonn Brennan took over as Remco Chair from Róisín Brennan in July 2024 (following her appointment as SID).

The role and responsibilities of Remco are set out in its 2024 written terms of reference, which are available on the Company's website, https://investor.ryanair.com. Further information is set out in the Report of the Remuneration Committee on Directors' Remuneration on pages 144 to 152.

5. SAFETY & SECURITY COMMITTEE

The Ryanair Group Safety & Security Committee reviews and discusses air safety and security performance. The Committee reports to the Board of Directors each quarter. Members include Mike O'Brien (Co-Chair), Eamonn Brennan and Ryanair's Chief Risk Officer, Carol Sharkey (Co-Chair). Accountable Managers (and various other Nominated Persons) of each of the Ryanair Group Airlines are invited to attend meetings.

Code of Business Conduct and Ethics and Anti-Bribery & Anti-Corruption Policy

Ryanair's standards of integrity and ethical values have been established and are documented in the Code of Business Conduct and Ethics ("CBCE") and the Anti-Bribery & Anti-Corruption ("ABAC") Policy.

The Code of Business Conduct and Ethics is applicable to all persons working for Ryanair or on Ryanair's behalf in any capacity, including Directors, whether full-time, part-time, fixed-term and/or agency employees or contractors. The Code contains the Company's Whistleblowing Policy and Procedure consistent with the EU Whistleblowing Directive (2019/1937). There are established channels for reporting code violations or other concerns, including in a confidential manner. A committee of Senior Managers representing finance, human resources, legal and safety & risk functions has been established to appoint impartial investigators who are appropriately placed to investigate reports.

Attendance at Board and Key Committee Meetings - FY25

Name	Board	Audit	Nomco	Remco	Safety & Security
Mr. S. McCarthy (Chair)	10/10		5/5		
Ms. R. Brennan (SID)	10/10			5/5	
Mr. E. Brennan	10/10			5/5	4/4
Mr. M. Cawley (i)	2/2			1/1	
Ms. E. Daly	10/10	5/5			
Mr. G. Doherty	10/10	5/5			
Mr. B. Grabowski	10/10	5/5			
Ms. E. Köstinger	8/10		5/5		
Ms. J. Laabi (ii)	7/8		4/4		
Mr. H. Millar	10/10		5/5		
Ms. R. Neri (iii)	4/4			1/1	
Ms. A. Nolan	10/10		5/5		
Mr. M. O'Brien	10/10				4/4
Mr. M. O'Leary	10/10				
Ms. L. Phelan (i)	1/2		1/1		
Ms. A. Rudd (ii)	8/8			4/4	

(i) Retired from the Board in June 2024.
(ii) Appointed to the Board in July 2024.
(iii) Retired from the Board in September 2024.



Performance Evaluation

To enhance Board performance and effectiveness, the Board has established a formal process to annually evaluate the performance and effectiveness of the Board, that of its principal Committees (the Audit, Nomination and Remuneration Committees) and the Executive Director.

In 2023, the Board performance and effectiveness evaluation was conducted by Deloitte Ireland LLP, using Deloitte's proprietary Effectiveness Framework. This external evaluation identified key strengths of the Board and helped the Board develop an action plan to address areas for improvement, including forward planning and retention of an adequate skillset mix within the Board and its Committees while enhancing Board diversity during a period of refreshment with some long-serving NEDs retiring in 2024 and 2025.

The Board conducted internal evaluations in 2024 and 2025, which covered performance and effectiveness of the Board, including Board communications, leadership and accountability. The Board continues to place emphasis on Board and senior management succession and refreshment needs, while constantly striving to enhance its performance and effectiveness.

The Board monitors progress with the implementation of action plans which emerged from previous evaluations and believes that the formal evaluation process has had a positive impact on the functioning and effectiveness of the Board. The Board therefore intends to continue carrying out an evaluation of its performance and effectiveness annually.

Stakeholder's engagement

The Board recognises its responsibilities in respect of Provision 5 of the 2018 Code in relation to stakeholder engagement. Key stakeholders include our Workforce, Shareholders and Customers.

Workforce (GOV-1)*

As noted above, Eamonn Brennan is Ryanair's NED with oversight of workforce engagement. The role of the Workforce Engagement NED is to engage with employees and bring feedback to the Board so together, the Board can understand and consider these views in its decision making. The Board includes Workforce Engagement as an agenda item at least quarterly.

In FY25, Eamonn Brennan, as Workforce Engagement NED, chaired Workforce Engagement colleague consultation panels with different departments across the network. Representatives included Cabin Crew, Pilots, Labs IT team, Engineering, Ground Operations and office support teams from different countries, and various roles and ranks. During these sessions, attendees get the opportunity to give detailed feedback on their experiences in working in Ryanair and discuss a range of topics including further improvements for our people and career development. These sessions allow Mr. Brennan to hear directly from people and to ensure that the employee voice is reflected in the boardroom. Mr. Brennan reported to the Board on employee engagement at least quarterly throughout FY25.



Shareholders

Ryanair recognizes the importance of communications with shareholders. Ryanair communicates with its shareholders following the release of quarterly and annual results directly via roadshows, recorded results presentations made available on the investor relations section of our website (https//investor.ryanair.com), investor and sustainability days, conferences, corporate governance & ESG forums and/or by analyst calls. The Group CEO, Group CFO, Chief Sustainability Officer, Head of Investor Relations, and other Senior Managers participate in these events.

During FY25, the Group held discussions with a substantial number of institutional investors, analysts, ESG advisors (incl. CDP, ISS-Governance, MSCI and Sustainalytics) and proxy advisor firms (incl. Glass Lewis, ISS and PIRC). Additionally, the Group carried out a review of its ownership and control restrictions, including extensive engagement with Shareholders between September 2024 and March 2025.

Additionally, NEDs including the Chairman, SID, Committee Chairs and Workforce Engagement NED (as appropriate) met shareholders at the Company's semi-annual Shareholder Corporate Governance & ESG forums and AGM.

The Board is kept informed of the views of shareholders through the Executive Director and Senior Management (including the Group CFO, Chief Sustainability Officer and Head of Investor Relations). Furthermore, feedback from investor roadshow meetings and investor relations analyst reports are provided to the Board on a regular basis. In addition, the Board determines, on a case by case basis, specific issues where it would be appropriate for the Chairman, SID, Workforce Engagement NED and/or Chairs of Board Committees to communicate directly with shareholders or to indicate that they are available to communicate if shareholders so wish. If any of the NEDs wish to attend meetings with major shareholders, arrangements are made accordingly.

Customers

Every customer who flies with Ryanair is invited to rate their trip based on a number of criteria. This rating forms the basis of the Customer Satisfaction ("CSAT") survey. A Customer Experience Forum meets monthly to review feedback from the CSAT survey and identify meaningful actions to improve customer's experience. CSAT scores are published monthly on Ryanair's website (https://corporate.ryanair.com/facts-figures/customer-satisfaction).

During FY25, Ryanair's Customer Panel (first established in 2022) met to obtain direct feedback on the improvements customers wanted. This feedback helps form the basis of our FY26 Customer Programme. Ryanair recorded a strong CSAT score of 86% in FY25 (FY24: 85%).

In FY25, a double materiality assessment was conducted, whereby, key stakeholders were surveyed to understand the ESG topics that are of importance to them. The Group has used the feedback from this assessment to form the basis of the key topics the Group will monitor and report in its Sustainability Statement (see page 36). Further detail on the materiality assessment is outlined on page 38 of this Annual Report.

General Meetings

All shareholders are given adequate notice of the Annual General Meeting ("AGM").

Ryanair will continue to propose a separate resolution at the AGM on each substantially separate issue, including a separate resolution relating to the Directors' Report and financial statements. The Board Chairman and the Chair of the Audit Committee and Remco are available to answer questions from all shareholders.

The Group CEO makes a presentation at the AGM on the Group's business and its performance during the prior year and answers questions from shareholders. The AGM affords shareholders the opportunity to question the Chairman and the Board.

All holders of Ordinary Shares are entitled to attend, speak and vote at general meetings of the Company, subject to limitations described under note "Limitations on Share Ownership by Non-EU Nationals" on pages 235 to 238. In accordance with Irish company law, the Company specifies record dates for general meetings, by which date shareholders must be registered in the Register of Members of the Company to be entitled to attend. Record dates are specified in the notes to the Notice convening the meeting.

Shareholders may exercise their right to vote by appointing a proxy or proxies, by electronic means or in writing, to vote some or all of their shares. The requirements for the receipt of valid proxy forms are set out in the notes to the Notice convening the Meeting.

A shareholder or group of shareholders, holding at least 5% of the issued share capital, has the right to requisition an Extraordinary General Meeting ("EGM"). A shareholder, or a group of shareholders, holding at least 3% of the issued share capital of the Company, has the right to put an item on the agenda of an AGM or to table a draft resolution for an item on the agenda of any general meeting (whether an AGM or an EGM) provided that such item is accompanied by reasons justifying its inclusion or the full text of any draft resolution proposed to be adopted at the general meeting.

A request by a member to put an item on the agenda or to table a draft resolution shall be received by the Company in hardcopy form or in electronic form at least 42 days before the meeting to which it relates.

Notice of the AGM and the Form of Proxy are sent to shareholders at least 21 days before the meeting. The AGM will be held at 9.00a.m. on September 11, 2025 in the Ryanair Engineering Centre, 230/240 Lakeshore Drive, Airside Business Park, Swords, K67 XF79, Co. Dublin, Ireland.

All general meetings other than the AGM are called EGMs. An EGM must be called by giving at least 21 clear days' notice. Except in relation to an adjourned meeting, 3 members, present in person or by proxy, entitled to vote upon the business to be transacted, shall be a quorum. The passing of resolutions at a general meeting, other than a special resolution, requires a simple majority. To be passed, a special resolution requires a majority of at least 75% of the votes cast. Votes may be given in person by a show of hands, or by proxy.

At the Meeting, after each resolution has been dealt with, details are given of the level of proxy votes cast on each resolution and the numbers for, against and withheld. This information is made available on the Company's website following the meeting. At the 2024 AGM, as was highlighted by the meeting's Chair during the AGM and reported immediately following the AGM, discretionary proxies representing 0.001% of shares were voted in favour of the resolutions by the meeting's Chairman. The Company will continue to report such discretionary proxy voting in future Annual Reports and with the results of AGM voting (issued immediately following each AGM).

At the 2024 AGM, all resolutions were passed with more than 80% of votes in favor of each resolution.

Risk Management & Internal Control (GOV-5*)

The Directors have overall responsibility for the Company's system of risk management and internal control and for reviewing its effectiveness. The Directors acknowledge their responsibility for the system of risk management and internal control which is designed to manage rather than eliminate the risk of failure to achieve business objectives and can provide only reasonable and not absolute assurance against material misstatement or loss.

In accordance with the Financial Reporting Council's "Guidance on Risk Management, Internal Control and Related Financial and Business Reporting", most recently revised in September 2014, the Board confirms that there is an ongoing process for identifying, evaluating and managing any significant risks faced by the Group, that it has been in place for the year under review and up to the date of approval of the financial statements and that this process is regularly reviewed by the Board.

In accordance with the provisions of the 2018 Code, the Directors review the effectiveness of the Company's system of internal control including:

- Financial
- Operational
- Compliance
- Risk Management

The Board is ultimately responsible for the Company's system of risk management and internal controls and for monitoring its effectiveness. The key procedures that have been established to provide effective risk management and internal control include:

- A strong and independent Board which meets at least four times per year and has separate Group CEO and Chairman roles;
- A clearly defined organizational structure along functional lines and a clear division of responsibility and authority in the Company, including the appointment of a Chief Risk Officer and Head of Internal Audit;
- The hiring of suitably qualified persons;
- A comprehensive system of internal financial reporting which includes preparation of detailed monthly management accounts, providing key performance indicators and financial results for each major function within the Company;
- Preparation and issue of financial reports to shareholders and the markets, including the Annual Report and consolidated and Company financial statements, is overseen by the Audit Committee. The Company's financial reporting process is controlled using documented accounting policies and reporting formats, supplemented by detailed instructions and guidance on reporting requirements. The Company's processes support the integrity and quality of data, including appropriate segregation of duties. The financial information of the parent entity and all subsidiary entities, which form the basis for the preparation of the consolidated financial statements are subject to scrutiny by Group level Senior Management. The Company's financial reports, financial guidance, and Annual Report and consolidated financial statements are also reviewed by the Audit Committee of the Board in advance of being presented to the full Board for their review and approval;
- Quarterly reporting of the financial performance with a management discussion and analysis of results;
- Weekly Management Committee meetings including senior Group and airline management, to review the performance and activities of the Group;
- Detailed budgetary process which includes identifying risks and opportunities and which is ultimately approved at Board level;
- Board approved capital expenditure and Audit Committee approved treasury policies & procedures which clearly define authorization limits and procedures;
- An internal audit function which reviews key financial, IT, and business processes and controls, and which has access to the Audit Committee;
- An Audit Committee which approves audit plans, considers significant control matters raised by management and the internal and independent auditors and which is actively monitoring the Company's compliance with section 404 of the Sarbanes Oxley Act of 2002;
- Established systems and procedures to identify, control and report on key risks. Exposure to these risks is monitored by the Audit Committee and the Management Committee; and
- A risk management program (which includes ESG matters) is in place throughout the Company whereby executive management review and monitor the controls in place, both financial and non-financial, to manage the risks facing the business.

The Board has satisfied itself on the effectiveness of the internal control systems in operation and it has reviewed and approved the reporting lines to ensure the ongoing effectiveness of the internal controls and reporting structures.

On behalf of the Board, the Audit Committee has reviewed the effectiveness of the Company's system of risk management and internal control for FY25 and has reported thereon to the Board. The Audit Committee monitors management's response to significant control failure or weakness in the risk management process, receives regular progress updates, and ensures issues are sufficiently remediated.

The Board has delegated to Senior Management the planning and implementation of the systems of internal control within an established framework which applies throughout the Company.

Second Shareholders' Rights Directive
The Company's Directors' Remuneration Policy was approved at the Company's AGM in September 2023. The current policy allows Remco to exercise the full discretion conferred by Articles 78, 79, 81, 94, 96, 97 and 98 of the Company's Articles of Association subject to the following restrictions:

1. Article 77 of the Company's Articles of Association, which provides that the ordinary remuneration of the Directors shall be determined from time to time by an ordinary resolution of the Company;
2. Section 238 of the Companies Act 2014, which requires certain substantial non-cash transactions involving Directors to be approved by shareholders;
3. Irish Listing Rule 6.1.32 and 6.1.35, which require certain incentive schemes and discounted option arrangements to be approved by shareholders;
4. Irish Listing Rule 11 and section 1110 of the Companies Act 2014, which require certain transactions with related parties to be approved by shareholders; and
5. The rules of the Option Plan 2013 and the LTIP 2019.

Takeover Bids Directive
Information regarding rights and obligations attached to shares are set forth in Note 14 on pages 309 to 311.

Shares in the Ryanair employee share schemes carry no control rights and shares are only issued (and gain voting rights), if/when options are exercised by employees and/or share grants vest.

Ryanair's Articles of Association do not contain any restrictions on voting rights. However, there are provisions in the Articles which allow the Directors to (amongst other things) restrict the voting rights of shares held by non-EU nationals if the Board believes the number of non-EU nationals holding shares in Ryanair would put it in breach of the regulations, licenses and permits which allow it to operate.

Ryanair has not received any notifications from shareholders (as shareholders are obliged to do) regarding any agreements between shareholders which might result in restrictions on the transfer of shares.

Details of the rules concerning the removal and appointment of the Directors are set out above. There are no specific rules regarding the amendment of the Company's Articles of Association. Details of the Company's share buyback program are set forth on page 229. The shareholders approved the power of the Company to buyback shares at the 2006 AGM and at subsequent general meetings.

None of the significant agreements to which the Company is party contain change of control provisions. As referred to above in the Directors' Report, the Group CEO's employment agreement does not contain provisions providing for compensation on his termination.

Going Concern
In adopting the going concern basis in preparing the financial statements, the Directors have considered Ryanair's available sources of finance including access to the capital markets, sale and leaseback transactions, secured debt structures, the Group's cash-on-hand of just under €4bn at March 31, 2025, and cash generation projections, together with factors likely to affect its future performance, as well as the Group's principal risks and uncertainties as noted on pages 164 to 184.

The Board are satisfied that it remains appropriate to adopt the going concern concept. In arriving at this decision, the Board considered, among other things:

1. The Group's net profit of €1.61BN in FY25;
2. The Group's liquidity, with just under €4BN gross cash and €1.3BN net cash at March 31, 2025;
3. In March 2025, the Group enhanced its financial flexibility by increasing its low-cost revolving credit facility ("RCF") to €1.1BN (was €0.75BN) and extending the term to March 2030 (from May 2028). At March 31, 2025, €0.61BN was undrawn under the RCF;
4. The Group's relentless focus on cost reduction and cash management;
5. The Group's solid BBB+ (stable) credit ratings from both S&P and Fitch Ratings;
6. The Group's strong balance sheet position with 586 (unencumbered) owned Boeing 737s at March 31, 2025;
7. The Group's access to the debt capital markets, unsecured/secured bank debt and sale and leaseback transactions;

8. The Group's fuel hedging position (approx. 77% of FY26 and 13% of FY27 jet fuel requirements were hedged at March 31, 2025); and

9. The Group's ability, as evidenced throughout downturns (such as the Covid-19 crisis), to preserve cash and reduce operational and capital expenditure.

Based on the assessment of the adequacy of the financial forecasts, testing various scenarios and considering the uncertainties described above, and current funding facilities outlined, the Directors have formed a judgement, at the time of approving the financial statements, that there is a reasonable expectation that the Company and the Group as a whole have adequate resources to continue in operational existence for a period of at least twelve months from the date of approval of the financial statements and that there were no material uncertainties that may cast significant doubt on the Group's ability to continue as a going concern.

For this reason, the Group continues to adopt the going concern basis in preparing the financial statements. The Directors' responsibility for preparing the financial statements is explained on page 153 and the reporting responsibilities of the auditor are set out in their report starting on page 257.

Viability Statement
The Group's internal strategic planning review processes extend over the next three years to the end of FY28. Future assessments of the Group's prospects are subject to uncertainty that increases with time and cannot be guaranteed or predicted with certainty.

The Directors have taken account of the Group's strong financial and operating condition, its BBB+ (stable) credit rating (with both S&P and Fitch Ratings), the available sources of finance including access to the capital markets, sale & leaseback transactions, secured debt structures, cash on hand of just under €4bn at March 31, 2025, €0.6bn undrawn funds under the Group's €1.1bn Revolving Credit Facility at March 31, 2025 and the sensitivity to changes in these items. The Directors considered the Group's cash generation projections through the above period together with the principal risks and uncertainties facing the Group, as outlined in the Principal Risks and Uncertainties section starting on page 164, and the Group's ability to mitigate and manage those risks. Appropriate stress-testing of the Group's internal budgets, liquidity and cash flows are undertaken by management on an ongoing basis to consider the potential impact of severe but plausible scenarios in which combinations of principal risks materialize together.

Based on this assessment, the Directors have a reasonable expectation that the Group will be able to continue in operation and meet its liabilities as they fall due over at least the next three years.

Compliance Statement
Ryanair has complied, throughout FY25, with the provisions set out in the UK Corporate Governance Code and the requirements set out in the Irish Corporate Governance Annex, except as outlined below. The Group has not complied with the following provisions of the 2018 Code, but continues to review these situations on an ongoing basis:

- NEDs historically participated in the Company's share option plans. In accordance with the 2018 Code, the Company sought and received shareholder approval to make certain modest stock option grants to its NEDs and as described above, the Board believes the quantum of historic, vested options granted to certain NEDs is not so significant as to impair their independence. At the 2019 AGM, shareholders approved a new Long-Term Incentive Plan ("LTIP 2019"). Under LTIP 2019, NEDs cannot receive share options but will be eligible to receive non-conditional ordinary shares from time to time.

On behalf of the Board

Stan McCarthy   **Michael O'Leary**
Chairman   **Group CEO**
May 16, 2025



SUSTAINABILITY STATEMENT

INTRODUCTION

Corporate Sustainability Reporting Directive

The Corporate Sustainability Reporting Directive ("CSRD") entered into force on January 5, 2023 amending the existing Non-financial Reporting Directive ("NFRD"), modernising and strengthening the rules for sustainability reporting, which includes environmental, social and governance ("ESG") aspects. CSRD ensures that stakeholders have the necessary information to evaluate the impact of companies on the environment and society and assess financial risks and opportunities related to sustainability issues. On July 31, 2023, the European Commission adopted a delegated regulation setting out the first set of European Sustainability Reporting Standards ("ESRS") under CSRD with CSRD legislation being transposed into Irish law on July 5, 2024.

The Group is subject to CSRD and falls into the first tranche of entities required to report under CSRD for fiscal year 2025 ("FY25"). In accordance with section 1613 of the Companies Act, 2014, this Sustainability Statement set out on pages 36 to 143 has been subject to limited assurance review by PricewaterhouseCoopers, Chartered Accountants. The elements of the Annual Report outside the Sustainability Statement that are covered by their limited assurance procedures are clearly indicated by reference to the ESRS disclosure requirement in conjunction with Appendix 5 to the Sustainability Statement, where data points that are covering ESRS disclosure requirements are incorporated by reference. Their limited assurance procedures do not extend to any links or references to material outside of the Annual Report unless clearly otherwise indicated to the contrary. Their limited assurance report is included on pages 141 to 143 of the Annual Report and should be read in conjunction with this Sustainability Statement. Our reported metrics are subject to limited assurance procedures by our assurance provider and are not further validated by another external body unless specifically identified.

CSRD for the Group

As Europe's largest airline group, Ryanair has an important role in shaping the future of sustainable aviation. The Group proudly support key initiatives such as the 2015 Paris Agreement, Destination 2050, the United Nations Global Compact, the 17 UN Sustainable Development Goals ("SDGs") and our partnership with Trinity College Dublin ("TCD") funding the Ryanair Sustainable Aviation Research Centre.

The Group must disclose its impacts, risks and opportunities ("IROs") on the environment ("E"), society ("S"), and governance ("G") as well as the actions taken to mitigate risks and negative impacts, and to enhance opportunities and positive impacts. Through this regulation, enhanced reporting and monitoring of progress towards sustainability targets as well as the policies and actions to support the transition is required.

BASIS OF PREPARATION
GENERAL BASIS FOR PREPARATION OF SUSTAINABILITY STATEMENTS

1. General basis for preparation

The Group's Sustainability Statement has been prepared on a consolidated basis with the scope of consolidation being the same as for the Group's financial statements. See the "Presentation of Financial and Certain Other Information" section, page 156.

The information contained throughout the report relates specifically to the Group's own operations and those entities which the Group has operational control over. Any information related to its upstream or downstream value chain is specifically identified as such. For more detail, please refer to page 41. The Group has availed of the phase-in provisions outlined in Appendix C of ESRS 1 - General Requirements to the extent that they applied to material topics and are allowable given Ryanair's average number of employees exceeded 750 during FY25. The list of transitional provisions used by the Group can be found in Appendix – "Table 63 - Phased-in provisions availed of in accordance with ESRS 1 Appendix C", on page 130. The Group has also availed of transitional provisions allowable under ESRS 1 in relation to the presentation of comparative information. The Group has not disclosed comparative information in respect of the previous period for quantitative metrics and monetary amounts reported in the current period. This provision is availed of for the first year of mandatory reporting of disclosures.

The Group's Sustainability Statement is prepared in accordance with Part 28 of the Companies Act 2014 and in compliance with the ESRSs issued by the European Financial Reporting Advisory Group ("EFRAG"). The Group has not used the option to omit a specific piece of information corresponding to intellectual property, know-how or the results of innovation nor the exemption from disclosure of impending developments or matters in the course of negotiation, as provided for in articles 19a(3) and 29a(3) of Directive 2013/34/EU and Part 28 of the Companies Acts 2014.

1.1 Time horizons

The following time horizons are used by the Group in its sustainability assessments:

- Short-term – 0-1 year: In this time frame, the Group produces an annual budget (approved by the Board) where it reviews its planned schedule of flying for the next 12 months.
- Medium-term – 1-5 years: In this time frame, the Group has the ability to change certain aspects of its business strategy (e.g., new countries that it will fly to). Medium term risks represent a timeframe in which the regulatory environment evolves, the competitive landscape changes and customer preferences have the potential to shift, all of which impact on the business strategy and operations.
- Long-term – Greater than 5 years: In this time frame, the Group has the flexibility to change all aspects of its business strategy. Longer term risks are those that potentially impact on the Group's competitiveness through demographic and economic shifts.

1.2 Value chain estimation

For information on metrics that include upstream and/or downstream value chain data estimated using indirect sources, please refer to the "Methodologies" section, page 118.

Level of Accuracy

The Group's presentation of sustainability information may be subject to measurement uncertainty due to limitations in methodologies and data, including reliance on third-party data. The Group bases its estimates and methodologies on historical experience, available information, and various other assumptions that it believes to be reasonable. For more information, please see the "Level of Accuracy" section on page 127 in the Appendix.

Planned actions to improve accuracy

The expected increased use of sustainable aviation fuels ("SAF"), in the coming years, will see the Group collect data on lifecycle greenhouse gas ("GHG") emissions at an individual fuel batch level. This will improve the accuracy in reporting of indirect fuel emissions.

RYANAIR GROUP   ANNUAL REPORT 2025

1.3 Sources of estimation and outcome uncertainty

There was no significant risk identified of a material adjustment to the carrying amounts of assets and liabilities reported in the financial statements relative to our material risks and opportunities within the next annual reporting period.

Please refer to the "Methodologies" section, page 118. The use of representative emission factors may contribute to 'uncertainty'.

Actions to better understand non-CO_2 impacts

The Group believes it is important to advance the science on aviation's non-CO_2 warming effects to reduce this current level of uncertainty. The Group will contribute to the European Commission's Monitoring, Reporting and Verification ("MRV") for aviation non-CO_2 emissions, whereby airlines report the non-CO_2 emissions of each individual flight.

2. Double Materiality Assessment

There are 12 binding ESRSs with up to 120 mandatory non-financial Key Performance Indicators ("KPIs") and additional qualitative disclosures. The starting point of sustainability reporting in accordance with CSRD and the ESRSs is a mandatory Double Materiality Assessment ("DMA"). Conducting a DMA ensures that the Group reports all ESG topics that are relevant to its business activities, and also enables the Group to reduce its "reporting burden" by excluding certain topics that are proven to be immaterial for the Group and the social and natural environment in which it operates.

ESRS 1 and ESRS 2 are mandatory "cross-cutting" standards which the Group is required to report on irrespective of its DMA results. The remaining 10 topic specific standards covering Environmental, Social and Governance topics are subject to a DMA (i.e. those topics, sub-topics and, where relevant, sub-sub topics, which are deemed as material following the Group's DMA are required to be reported on under CSRD).

The material topics, sub-topics and sub-sub topics are determined through identifying and assessing material Impacts, Risks, and Opportunities for ESG Sustainability Matters.

2.1 Methodologies and Assumptions

The Group has followed the May 2024 EFRAG Implementation Guidance for the Materiality Assessment in developing its DMA.

2.1.1 Scope

The Group has identified and assessed IROs across its own operations and value chain at a sub-sub topic level.

A topic is material from an impact perspective when it relates to the undertaking's material actual or potential positive or negative impacts on people or the environment over the short, medium, and long–term time horizons. This includes impacts on the environment, social and governance matters.

A topic is financially material if it triggers or may trigger material financial effects on the Group. This is the case when it generates or may generate risks or opportunities that have a material influence (or are likely to have a material influence) on the Group's cashflows, development, performance, position, cost of capital or access to finance in the short, medium, and long–term time horizons.

2.1.2 Stakeholder engagement

The Group identified a variety of key stakeholders, based on stakeholder cohorts whose opinions and inputs would benefit the materiality process.

2.1.3 Scoring

Impact Materiality

The Group created a long list of positive and negative impacts (based on the ESRS topics), which was then communicated to stakeholders (internal and external) by survey or workshops. Based on the output of this engagement, the Group consolidated the results for each topic, scoring each impact against the criteria as outlined in the EFRAG Implementation Guidance for impact materiality, specifically: scale, scope, remediability and likelihood. An impact is deemed to be material if it reaches a predetermined threshold. The scoring is undertaken with consideration for the stakeholder engagement results and stakeholder views from interviews. For detail on the impact materiality scoring methodology, please refer to the "Scoring" section on page 127.

Financial Materiality

The financial materiality assessment appraises how significant sustainability topics (potential and /or actual) risk and opportunity could be on the Group's financial results over the short, medium, or long term. The Group created a long list of risks and opportunities, which was communicated to stakeholders at a number of workshops. Based on inputs from these workshops, the Group's initial work to understand the context and the survey results, the Group calculated a preliminary materiality score which considers stakeholder views. For detail on the financial materiality scoring methodology, please refer to the "Scoring" section on page 127.

Thresholds

The Group's Enterprise Risk Management ("ERM") Register highlights the financial risks and opportunities identified by the Group with its respective magnitude and likelihood. The ERM was used to guide the financial materiality scoring along with stakeholder interviews and surveys. For detail on the threshold, please refer to the "Scoring" section on page 127.

Risk management

The ERM assesses risks based on a matrix of the inherent likelihood of occurrence and potential financial or operational impact to the Group. Sustainability related risks are integrated into the ERM. For more detail, please refer to the "Risk management over sustainability reporting" section on page 55.

2.2 Process

The steps below were followed to help determine what topics meet the criteria of double materiality:

2.2.1 Understanding the Context - Top-Down Assessment & Identifying and Validating IROs

Through the review of the Group's previously published Sustainability and Annual Reports, researching the Sustainability Statements of peers, media articles and relevant industry reports, and ESRS 1 Application Requirement 16, a list of topics was created in the form of an IRO longlist. This process focused on the core activities and geographies of the Group as outlined per the "Our Strategy" section.

The Group determined the relevant time horizons in which the IROs may materialise. See the "Time horizons" section on page 37.

The IRO longlist was discussed in IRO workshops with the Group's Management. Discussions centred around the applicability of the IROs included in the longlist, as well as whether there were any IROs missing from the list. The Group then amended the longlist of IROs to incorporate comments arising from the review of the IRO longlist. As part of the DMA process and development of the long list of IROs, entity specific impacts, risks and opportunities were considered. These have not been deemed material.

2.2.2 Value Chain Analysis

To help understand the Group's value chain, the Group's stakeholders were mapped. Getting the feedback of these stakeholders is an important part of measuring Impact Materiality.

The Group mapped the relevant value chain ("VC") actors (see Table 1) for the Group based on two key criteria outlined in the VC Implementation Guidance issued by EFRAG, namely:

- Material Impacts (negative/positive) that the Group has on sustainability matters (under E, S & G); and
- Dependency of the Group on the VC actor.

Material Impacts
The Group determined whether its association with each actor in the VC may result in the Group having material impacts and risks, and whether these impacts are environmental, social, or governance-related.

Dependency
The Group determined whether its dependence on particular VC actors results in an exposure to financial risks or opportunities.

Details of how the Group assigned scores to potential material impacts is outlined on page 127 in the "DMA Methodology" section.

2.2.3 Stakeholder Analysis

Before assessing the individual IROs, relevant internal and external stakeholders were identified, as per the exemplary stakeholders mentioned in the ESRS 1 and the respective engagement inflow. Stakeholders are defined as those who are affected by or can influence the company's decisions and actions.

There are two main groups of stakeholders:

- Users of the sustainability information: Stakeholders interested in the Group's Sustainability Statement or information on the specific sustainability topic, e.g. investors, business partners, customers, the general public, media and civil society.
- Affected stakeholders: Individuals or groups who are or could be affected – positively or negatively – by the Group's activities and its direct and indirect business relationships across the value chain, e.g., employees or workers in the supply chain, local communities, customers and consumers.

The relevant stakeholders were identified by the Group's internal project team. This identification is in practice the same as the value chain mapping and business relationships.

The Group reviewed its consolidated balance sheet as reported in prior period Annual Report's to assess the completeness of the identified stakeholders, including the users of Sustainability Statements. The Group also reviewed industry reports to assess whether any other affected stakeholders were identified within these reports.

Based on this identification process, stakeholders representing different parts of the value chain were selected: Board of Directors, management, employees, the Audit Committee, customers, suppliers, airports, community and regulatory authorities/government.

The identified stakeholders were then prioritised to decide which stakeholders would be involved in the IRO workshops.

Each stakeholder was prioritised using two factors:

- Stakeholder influence on the Group; and
- Stakeholder dependence on the Group

The level of influence and dependency was scored on a 4-point rating scale with 1 being low influence/dependency and 4 being high influence/dependency. The final stakeholder prioritization score was the multiple of the influence score and the dependency score.

The list below shows certain stakeholders considered in stakeholder mapping and ultimately engaged with:

- **Suppliers/Contractors** – The top ten suppliers of the Group by spend.
- **Shareholders/Investors** – Those that, in so far as is known to the Group, are directly or indirectly interested in 5% or more of the issued ordinary share capital of the Group.
- **Members of the Audit Committee** – the Audit Committee is responsible for the Group sustainability agenda.
- **Senior Management** – The Executive Team responsible for the day-to-day running of the Group.
- **Sustainability Committee** – The Sustainability Committee covers all airlines within the Group and includes members from multiple areas within the organisation including Engineering, Finance, Labs, Operations and Sustainability.
- **Employees** – The Workforce Engagement NED engages with employees and gives at least quarterly feedback to the Board. Numerous panels are held annually with different representatives from across the Group incl. cabin crew, engineers, ground ops, labs team, office support staff and pilots.
- **Customers** – Surveys were sent to 500 randomly selected customers. Markets chosen from English speaking geographical market by revenue.

Table 1– Main Business Actors

Upstream Value Chain	Own operations	Downstream Value Chain:
Suppliers Original Equipment Manufacturers ("OEMs"): The Group relies on OEMs for aircraft essential to its operations. Supply constraints could create a significant dependency with OEM order books full to the end of the decade. The Group's association with OEMs may indirectly expose it to substantial impacts within the value chain. Jet Aviation Fuel Suppliers: The Group depends on jet fuel suppliers for operations. Although mitigation steps like tankering exist, replacing suppliers at certain locations is difficult. This dependency may expose the Group to risks and opportunities. Engine Manufacturers: The Group relies heavily on engine manufacturers. Their activities could expose the Group to considerable impacts within the value chain.	**Workforce** All Group employees and non-employees in the workforce, including aircrew, engineering, ground operations and office staff. For more information on the Group's workforce, please refer to the "ESRS S1 – Own Workforce" section, page 84.	**Airports and Air Traffic Management** Key business actors for the Group include Air Traffic Management ("ATM") and airport operators. The Group operates over 3,500 flights out of almost 230 airports per day. Given the nature of the Group's business operations, association with airports is likely to result in the Group being exposed to material impacts. Airports pose impacts in relation to climate change, pollution, and ecosystems. The Group have a key dependency on ATM and airports within our business operations as the use of airports are critical to the Group's operations. **Distribution Channel** The Group encourages passengers to make reservations and purchase tickets directly. Due to the Group's long standing online distribution policy, the majority of reservations and purchases are made through its website (www.ryanair.com), although a significant number of customers are also booking on the Ryanair app. Additionally, in 2024, the Group entered into "direct distribution agreements" with several Online Travel Agents ("OTAs") allowing them to market Ryanair flights to consumers. **Consumers and End Users** For information on the Group's passengers please refer to the "ESRS S4 – Consumers and end-users" section of the Sustainability Statement, page 98.

2.2.4 Stakeholder engagement and assessing materiality

After identifying and prioritising stakeholders, surveys were issued and/or interviews held with the respective stakeholders to help determine impact materiality.

Once results were processed and analysed, IROs were scored in line with the scoring methodology set out in the May 2024 EFRAG Implementation Guidance for the Materiality Assessment.

- **Method 1 (Surveys):** To score IROs the Group engaged with customers, shareholders/investors, suppliers/contractors, employees, Senior/Middle management, and the Audit Committee to identify ESG priorities.
- **Method 2 (Interviews):** To further score IROs, the Group interviewed members of the Group Audit Committee and academics from TCD who contributed to the identification of key IROs. The members of the Audit Committee also completed a survey.

2.2.5 Validation and Approval

Once the scoring of the impact and financial materiality was complete and a list of material sustainability topics was determined, IRO scoring was validated in a workshop with the Group's Sustainability Committee. This process is integrated in the Group's overall management process (see the "Management of IROs" section) and the decision-making process (see the "Sustainability Governance" section).

2.2.6 Outcome

After the results were validated by internal and external stakeholders and senior management, the results were categorized. The result of the identification and assessment of IROs was a list of 13 topics material to the Group, details of which are outlined in this statement (see Figure 1).

As a general principle, IROs are considered gross (i.e. before any mitigating actions) in the materiality assessment. This is linked to the objective of providing information on the management of IROs by the Group over time. Workers in the Value Chain was a topic for consideration through the DMA process and we consulted with stakeholders ahead of determining that this was not material at Group level. Consideration was given to the Group business model and the transactions undertaken. Consideration was also given to the overall governance policies and procedures in place, including those around suppliers.

Water and marine resources along with biodiversity and ecosystems were topics for consideration through the DMA process and we consulted with stakeholders ahead of determining that these were not material at Group level. This included consideration and assessment of dependencies. Our assessment of these topics included a high-level consideration and assessment of our operations, including assessment at own site locations, and key activities across the value chain. Based on this assessment, further engagement with affected communities was not necessary.

Specifically considering biodiversity, the Group is not considered or assessed to operate in biodiversity sensitive areas. This is based on an assessment which considered transitional and physical risks as well as considering systemic risks. It has been concluded that it is not necessary to implement biodiversity mitigation measures.

Furthermore, with regard to non-GHG emissions, the Group does not have a key dependency on communities within its operations as per the output of the DMA. Further research is required to better understand the impact on communities from non-GHG emissions. Resource inflows, outflows and waste were considered as part of the output of the DMA, where it was identified that the only material risk identified is resource scarcity, specifically in relation to jet fuel. Based on this assessment, further engagement with affected communities was not necessary.

Figure 1 – 13 ESRS Sub-Topics

E. Environment	I	R	O	S1. Own workforce	I	R	O	S4. Consumers & end users	I	R	O	G1. Business conduct	I	R	O
Climate change adaptation				Own Workforce: Working Conditions				Personal safety of consumers and/or end-users				Corruption & bribery			
Climate change mitigation				Own Workforce: Equal Treatment and opportunities for all				Information-related impacts for consumers and/or end-users				Corporate Culture			
Energy												Protection of whistleblowers			
Pollution of Air												Management of relationships with suppliers including payment practices			
Resource Inflows															

The table shall be read in conjunction with the detailed IROs in the topical sections.

2.2.7 Impacts, Risks and Opportunities Management

The material ESRS sustainability topics and IROs were mapped in order of impact and financial materiality and have been displayed in tables within each topical section. These tables describe the material IROs including the time horizon and place in the business model in which the IRO may materialise.

The process to identify material IROs in relation to business conduct matters has been disclosed through reference to ESRS 2 General Disclosures. The DMA identified the following business conduct topics to be material to the Group:

• Corporate Culture including its Code of Business Ethics & Conduct (2025);
• Management of relationships with suppliers including payment practices;
• Corruption & bribery; and
• Protection of Whistleblowers.

The Group's corporate culture strategy has been designed to enhance the positive impacts and opportunities while mitigating the risks identified through the DMA process.

The "Business Conduct" section details how the Group manages these material topics, see page 108.

Climate Scenario Analysis
A scenario analysis allows companies to assess the potential risks and opportunities to its business and operations that results from Climate Change. Risks and opportunities are assessed across:

• Physical Risks – location specific risks that arise when natural systems are compromised, due to the impact of climatic events (e.g., extremes of weather); and
• Transition Risks – risks that result from a misalignment between a company's strategy and management and the changing regulatory, policy or societal landscape in which it operates.

To support its DMA, in FY25, the Group reviewed its Climate Scenario Analysis ("Scenario Analysis") (originally conducted in FY23). The Scenario Analysis has informed the Group's strategic decision-making and climate change risk and opportunity identification, assessment and management. The Scenario Analysis integrated recommendations from the Task Force on Climate-Related Financial Disclosures ("TCFD"), CSRD and the EU Taxonomy disclosures (Article 8 of the Regulation (EU) 2020/852).

As part of its Scenario Analysis a climate resilience assessment was also conducted which measures the Group's ability to respond to the risks identified through its Scenario Analysis.

Approach
The Group has conducted its Scenario Analysis to assess the potential impact in 2030 and 2050 based on the IEA Net Zero Emissions ("NZE") Scenario and on a high emission scenario based on the IPCC RCP 8.5 scenario. The NZE is aligned with limiting the increase in temperature to 1.5°C, whereby temperatures peak by 2050 before declining. In the high emission scenario, temperatures are "as likely as not" to exceed 4°C by 2100. Climate risk assessments for European aviation developed by Eurocontrol and the International Civil Aviation Organization ("ICAO") were also considered. The scenarios are supported by assumptions around energy markets and commodity pricing, policy choices, GDP and population growth.

In both of these scenarios, focal questions were discussed across internal stakeholders to the potential climate related impact and associated effect on business strategy. These focal questions centred around carbon and fuel pricing, potential and future new technologies, demand for aviation travel, regulation and chronic risks that impact on aviation.

The Scenario Analysis examined impacts across the Group's operational boundary, which included upstream supply chain factors and downstream customer effects, across short, medium and long-term horizons. This analysis helped the Group identify short, medium and long-term climate-related physical and transition risks. These risks are an inherent part of operating in the airline industry with their impact being assessed through the ERM. Upstream climate risks are also raised with the Sustainability Committee. The potential quantitative financial impact is assessed using forecasting scenario analysis. All risks including those related to climate change are identified through the ERM. The register highlights the risks, their likelihood of occurring and impact with associated risk mitigation. The analysis on physical risks primarily focused on Group operations in Europe. The Group considered a regional assessment of climate risks for European aviation developed by Eurocontrol and were also informed by ICAO guidance on key climate change vulnerabilities for aircraft operators.

It highlighted several critical transition and physical risks that may impact the Group's operations, as well as identified opportunities and resilience of the organisation to the uncertainties. These risks and opportunities were enhanced through the IRO's identified as part of the DMA and was incorporated into that assessment.

Transition Risks
The Group considered transition risks (Table 2 below) and related these to its operations and network.

Under both scenarios, the Group may face increased fuel costs, driven by higher CO_2 pricing and SAF costs. From a technology perspective, it is assumed that under each scenario, aviation engine manufacturers continue to make improvements which deliver fuel efficiencies as has been seen historically. Airlines demand for these will continue regardless of the climate scenario as a way to reduce ongoing operational fuel cost.

In the NZE scenario, carbon pricing increases significantly compared to current levels. In the IPCC RPC 8.5 scenario, the Group may also face lower demand due to a poorer economic outlook. In this scenario, extreme weather events may occur resulting in operational disruptions.

Under both scenarios, the Group's operations are flexible and resilient, and it continues investing in the latest aircraft and engine technology.

Table 2 – Transition Risks

Transition Event	Risk Description	Business Activities Impacted	Time Horizon
Inability to meet mandated Sustainable Aviation Fuel ("SAF") blending	Currently SAF availability represents a small percentage of the aviation industry's needs. The cost of SAF, depending on the feedstock and country of uplift, can be up to four times the cost of normal jet kerosene. There is a risk through prohibitive pricing or lack of availability that the Group cannot meet mandated SAF blending requirements.	Increased costs for SAF or potential non-compliance penalties resulting in lower earnings. As part of the EU Emission Trading System ("ETS") reform for aviation, SAF ETS allowances will be rewarded where SAF is uplifted. By having a strong relationship with leading SAF producers, the Group can reduce its ETS exposure.	Medium term Long term
Inability to access financing	The EU Taxonomy is classifying what sustainable activities are, with the aim of directing finance towards them. The EU Taxonomy has a narrower definition of OpEx KPI relative to the Group's definition of OpEx and as such does not capture all sustainable expenditure (e.g., SAF spend). Therefore, the sector may find it difficult to attract funding for investments.	Potential for higher financial costs or inability to fund major CapEx effectively.	Medium term Long term
A reduction in asset valuations	The resale valuation of the Group's fleet decreases due to fuel efficiency expectations.	Reduction in asset valuations/accelerated depreciation resulting in lower earnings.	Medium term Long term
Costs to transition to lower emissions technology	The Group has set the goal of reaching net zero emissions by 2050. The pathway to reaching net zero requires certain enhancements in new technologies which will reduce emissions. There is a risk that the cost of this new technology may be prohibitive.	Higher CapEx spend and lower earnings.	Long term
Increased consumer concern	Public concern about climate change may lead to reputational risks to the Group. If the Group is not perceived (regardless of whether it is) to be addressing climate change customers may choose to book with other airlines/other forms of transport that are perceived to be more proactive. These risks are identified by the Sustainability Team and Marketing Department by monitoring consumer opinion to climate change.	Reluctance to fly results in lower revenue.	Medium term Long term
Increased carbon pricing and aviation taxes	There is a risk that the increased cost of compliance with EU environmental regulation including carbon pricing and aviation taxes will make travelling by air in the EU expensive.	Increased operating costs and lower passenger revenues.	Medium term Long term
A ban on short haul travel	There is a risk that legislation is passed in certain jurisdictions that places a ban on sectors below a certain distance.	Potential loss of revenue on short haul.	Medium term

These are the transition risks that were considered as part of the climate scenario analysis. Those risks that were determined to be material for the Group for the purposes of sustainability reporting are disclosed on page 56.

Time-horizons
- Short-term risks: In this time frame, the Group produces an annual budget (approved by the Board) where it reviews its planned schedule of flying for the next 12 months.
- Medium term risks represent a longer time frame in which the regulatory environment evolves, the competitive landscape changes and customer preferences have the potential to shift. All of which impact on the business plan and operations (1 – 5 years).
- Longer term risks are those that potentially impact on the Group's competitiveness through demographic and economic shifts and advancements in engine and airframe technology. Consideration is given to both the average age of the fleet (approximately 10 years) and the useful life (approximately 23 years) of aircraft in setting this time horizon (greater than 5 years).

Physical Risks

The Group considered the following physical risks (see Tables 3 & 4) and performed its analysis to identify specific hazards in accordance with the relevant climate risk studies and related that to its operations and network. These physical risks primarily relate to changing weather patterns that if they occur with little forewarning may have a considerable impact on the Group's day-to-day operations in the short-term.

Table 3 – Physical Risks Considered

	Temperature-related	Wind-related	Water-related	Solid mass-related
Chronic	Changing temperature (air, freshwater, marine water)	Changing wind patterns	Changing precipitation patterns and types (rain, hail, snow/ice)	Coastal erosion
	Heat Stress		Precipitation or hydrological variability	Solid degradation
	Temperature Variability		Ocean acidification	Soil erosion
	Permafrost thawing		Saline intrusion	Solifluction
			Sea level rise	
			Water stress	
	Temperature-related	**Wind-related**	**Water-related**	**Solid mass-related**
Acute	Heat wave	Cyclones, hurricanes, typhoon	Drought	Avalanche
	Cold wave/frost	Storms (including blizzards, dust and sandstorms)	Heavy precipitation (rain, hail, snow/ice)	Landslide
	Wildfire	Tornado	Flood (coastal, fluvial, pluvial, ground water)	Subsidence
			Glacial lake outburst	

Table 4 – Physical Risks

Physical Risk Event	Risk Description	Business Activities Impacted	Time Horizon
Rising temperature and sea levels	Chronic physical risks such as higher average temperature could potentially lead to lower load factors due to performance restrictions. As some of the airports the Group operate to are on coastal areas, a rise in sea levels due to higher temperatures could make the risk of flooding higher. If these airports closed due to flooding, it may result in the Group cancelling flights/closing bases and as a consequence change public willingness to travel to these locations.	Lower revenue as a result of cancelled flights.	Long term
Increased severity of extreme weather events such as wild-fires, cyclones and floods	The occurrence of extreme weather events and the resulting cancellations due to the closure of airports could also have a material adverse effect on the Group's financial performance indirectly, as a consequence of changes in the public's willingness to travel within Europe due to the risk of flight disruptions. Local impacts such as fires/drought impact on the attractiveness of the Group network.	Operational disruption and potential revenue loss. Costs of delays and operational disruption including turbulence.	Long term

Result of the Scenario Analysis

Following the Scenario Analysis, transition risks were identified as having the biggest potential impact on the Group's operations. However, while the transition and physical risks posed by climate change are significant, the Group is well positioned to address and mitigate them and adapt as necessary. By leveraging opportunities for innovation, collaboration, and sustainable growth, and by maintaining a resilient business model, the Group is well-positioned to continue navigating these challenges and ensure long-term sustainability.

The result of the Scenario Analysis shows that in the high emission scenario, the Group would face increased fuel costs and lower demand due to a poorer economic outlook. Also, extreme weather events are more likely to occur resulting in operational disruptions.

Our strategy

For more information on the Group's strategy, business model and value chain, please refer to the "Information on the Company" section on page 184.

For detail on employee headcount by key geographical areas, please refer to the "Characteristics of the undertaking's employees" section of the Sustainability Statement, page 93.



Sustainability related goals

The Group supports the Paris Agreement, the UN Sustainable Development Goals and the aviation industry's Destination 2050 through:

1. Investment in new aircraft technology;
2. Procurement of SAF – Working with suppliers to increase SAF with an industry-leading SAF goal of 12.5% by 2030;
3. Decarbonising ground operations; and
4. Support Government Policy & Reform – Work with policy makers to develop smarter regulation to support ambitious climate targets.

Sustainability strategy

Environment

The Group strives to be an ESG leader and to achieve its long-term target of net zero emissions by 2050. During FY25, Ryanair took delivery of 30 new Boeing 737-8200 "Gamechangers" (4% more seats, 16% less fuel & CO_2). The Group accelerated the retro-fit of scimitar winglets to the Boeing 737-800NG fleet (target 409 by 2026), reducing fuel burn by 1.5% and lowering noise emissions by a further 6%. From January 2025, the Group procured a 2% SAF blend at EU and UK airports.

During FY25, Ryanair retained its industry leading ESG ratings from MSCI (A), CDP (A-) and Sustainalytics (No.1 global large cap airline).

Ryanair is committed to ensuring that the Group's operations align with global efforts to mitigate the impact of climate change. To facilitate this, the Group developed a comprehensive Climate Transition Plan that outlines the Group's approach to reducing carbon emissions through fleet renewal and new technologies, promoting the scaling and use of SAF, and prioritizing action on climate change across our business. For the full Climate Transition Plan, please refer to page 57. In FY25, SBTi formally validated that the Group's near-term emission reduction target conforms with the SBTi Aviation pathway and is classified in line with a 1.5°C trajectory.

In FY25, Ryanair extended its partnership with TCDs Sustainable Aviation Research Centre ("the Centre") for a further five years to 2030 (an additional €2.5m commitment). While the research will continue to focus on SAF and zero carbon aircraft propulsion systems, the scope of the Centre has been expanded to examine aviation non-CO_2 emissions.

Social

Operational Safety & Security

Safety & security of our passengers and people remain Ryanair's top priority. As part of this unwavering commitment, the Group continues to invest in, and develop, its Safety Management System ("SMS") to ensure it is robust and facilitates the Group's goal of continuous improvement. This SMS provides a platform for end-to-end management of our safety and operational processes and includes processes for effective documentation, information gathering and audit.

In December 2024, Ryanair launched a new Safety Strategy (2025-2029). Key focus areas of the strategy include:

• Continue to manage the safe growth of Ryanair Group Airlines;
• Make the necessary arrangements for the safe introduction of the Boeing 737 MAX-10 into our operations; and
• Ensure new EU Cyber Security Regulations are successfully integrated into our management systems.

Read more about how safety is Ryanair's number 1 priority on page 87.

Customer

The Group's strategy is to deliver the best customer service performance in our peer group. The Group delivers industry leading punctuality and cancelled significantly fewer flights this year (well below 1%) compared to peers. During FY25, excluding ATC disruptions, approximately 87% of the Group's flights arrived at their destination on time. The Group has an ongoing commitment to improving customer satisfaction across the customer journey and this is measured by regular post-flight Customer Satisfaction ("CSAT") surveys and online "mystery passenger" checks. The Group's FY25 CSAT score was 86% (FY24: 85%), despite record ATC delays and cancellation, especially during peak summer months, due to ATC staff shortages, poor rostering and equipment failures.

Business model and value chain

The Group operates a low fares/low-cost, short-haul airline group and plans to develop this activity by expanding its successful business model on new and existing routes.

Our broad technology foundation, customer-centric business model, and recognised integrated solutions capability are core to the achievement of our vision. Our business model fundamentally depends on inputs across our business, including key intangible resources such as brand reputation, employee expertise, intellectual property and technology innovation. Guided by our vision, these key intangible resources drive our engagements with our customers and our stakeholders. By leveraging these, we continue to embed sustainability into all aspects of our business, driving sustainable practice.

Inputs

The Group's primary inputs include aircraft, fuel and human resources. The Group sources its aircraft predominantly from Boeing, focusing on the Boeing 737 model, which is known for its fuel efficiency and cost-effectiveness. This strategic choice helps the Group maintain low operational costs. Additionally, the Group utilises a fuel hedging strategy to mitigate against price volatility, ensuring stable and predictable fuel costs. The Group also invests in training and development programs to maintain a skilled workforce.

Benefits

For details on benefits for customers, investors, and other stakeholders, please refer to Table 5 – "Interests and views of key stakeholders and how they relate to the Group's business model".



Interests and views of stakeholders

The table below summarizes how the Group engages with different stakeholders.

Table 5 – Interests and views of key stakeholders and how they relate to the Group's business model

Stakeholders	Engagement occurrence per stakeholder	How engagement is organised	Purpose of the engagement	Outcome of engagement
Workforce	Eamonn Brennan is the NED with oversight of workforce engagement. The role of the Workforce Engagement NED is to engage with the workforce and bring feedback to the Board so, together, the Board can understand and consider these views in its decision making.	The Board includes Workforce Engagement as an agenda item at least quarterly. During the past year, Eamonn Brennan, as Workforce Engagement NED, built upon previous panel engagements and hosted several panel discussions with various teams including cabin crew, engineers, ground ops, Labs team, office support staff and pilots.	The role of the Workforce Engagement NED is to engage with our workforce and bring feedback to the Board so together, the Board can understand and consider these views in its decision making.	Suggestions made at various panel discussions have subsequently been incorporated by the Group, including improvements to operational planning, staff travel and staff benefits. The "ESRS S1 – Own workforce" section further details the Group's own workforce interaction with the business model. Eamonn Brennan reported to the Board on workforce engagement at least quarterly during FY25. Expected benefits for Workforce The Group offers secure and safe employment while promoting an inclusive working environment.
Shareholders	The Group recognizes the importance of communications with shareholders. The Group communicates with its shareholders following the release of quarterly and annual results and as part of the AGM.	Via roadshows, investor capital markets, and sustainability days, conferences, corporate governance & ESG forums and/or by investor and analyst conference calls. During FY25, the Group held discussions with a substantial number of institutional investors, analysts, ESG advisors (incl. CDP, ISS-Governance, MSCI and Sustainalytics) and proxy advisor firms (incl. Glass Lewis, ISS and PIRC). Additionally, Ryanair carried out a review of its ownership and control restrictions, including extensive engagement with shareholders between September 2024 and March 2025. Additionally, NEDs including the Chairman, SID, Committee Chairs and Workforce Engagement NED (as appropriate) met shareholders at the Company's Shareholder Corporate Governance & ESG forums and AGM.	These successful events provide an opportunity for shareholders to directly engage with Board members and Senior Management on a range of different ESG topics.	The Board is kept informed of the views of shareholders through the Executive Director and Senior Management (including the Group CFO, Chief Sustainability Officer and Head of Investor Relations). Furthermore, feedback from roadshow meetings and airline analyst reports are provided to the Board on a regular basis. Expected benefits for Shareholders The Group prioritises growth opportunities to drive shareholder value while maintaining a strong balance sheet.

Stakeholders	Engagement occurrence per stakeholder	How engagement is organised	Purpose of the engagement	Outcome of engagement
Customers	Every customer who flies with Ryanair is invited to rate their trip based on a number of criteria. This rating forms the basis of the CSAT survey. From time to time, there may be additional requirements to engage with customers to gauge their views or get their feedback and to support these efforts, the Group commits to ad-hoc surveys and focus groups approximately twice every quarter.	Each year the Group recruits customers to take part in our Customer Panel. The Customer Panel is made up of customer representatives from across the Group's key markets.	Provide feedback on new initiatives aimed at improving our Customer experience. The Customer provides valuable feedback and insights to enable the Group to improve its customer offerings.	Notable impacts from engagement were: Feedback from the Customer Panel led to enhancements to Ryanair's Day of Travel Assistant App. From a CSAT perspective, the Group's management of delays saw improvement, driven by better and more timely customer communications during disruptions through our App. Efforts across the inflight experience such as improved lighting, new on board customer announcements and commitment to aircraft appearance and overall ambience, resulted in a significant improvement in the customer experience. New airport wayfinding and navigation branding alongside new pre-flight communications through our Day of Travel Assistant App contributed to an uplift in satisfaction with our Boarding experience. Updates to our contact centre, including interactive voice response and a reduction in centre wait times made a considerable, positive, impact on our customer's interaction with our Customer Service team. Expected benefits for Customers The Group provides customers with safe, affordable, reliable and accessible flights.
Suppliers/ Contractors	On an ongoing basis - when services are rendered, or supplies provided.	The Group engages suppliers formally through new contract initiation or contract renewal. On an ongoing basis, suppliers' performance is monitored and managed by various teams across the Group. Engagement takes place in relation to operational performance.	Ensure suppliers are providing the best service and quality to the Group through engagement and feedback.	Outcomes of engagement are assessed continuously by the Group through the ongoing provision of services. Expected benefits for Suppliers/Contractors The Group ensures supportive long term working relationships with suppliers through collaboration and timely and accurate payments.

Governance

For information on the Board and Management teams' composition and governance structure, including sustainability matters, please refer to page 17.

Sustainability Governance

1. Management of IROs

Board & Audit Committee

The Board of Ryanair is responsible for the leadership, strategic direction and oversight of management of the Group. The Board's primary focus is on strategy formulation, policy and control. It has a formal schedule of matters specifically reserved to it for its attention, including matters such as approval of the annual budget, large capital expenditure, and key strategic decisions. Other matters reserved to the Board include treasury policy and procedures, internal control, audit and risk management, ESG, remuneration of the Executive Director and Senior Management and corporate governance.

Semi-annually, the Audit Committee assesses and reports to the Board on the ERM which lists the key risks facing the Group including those related to ESG. The Audit Committee is also responsible for reviewing the Group's arrangements for its employees to raise concerns, in confidence, about possible wrongdoing in financial reporting or other matters and ensuring that these arrangements allow proportionate and independent investigation of such matters and appropriate follow up action and business conduct.

The Board has ultimate oversight and responsibility for the Group's climate transition plan, strategy in achieving sustainability goals and climate related risks and opportunities. The Board and Audit Committee receive frequent updates on Group's climate related risks and performance from the Chief Sustainability Officer and Group CFO.

The Group CEO is a member of the Board. The Group CEO has responsibility for all issues including sustainability related issues as this role oversees the strategy, objectives, opportunities and long-term planning of the Group. For more information see Table 6 – "Material IRO's addressed by the administrative, management and supervisory bodies, or relevant committees during the reporting period" on page 54.

Eamonn Brennan is the Group's NED with oversight of workforce engagement. The role of the Workforce Engagement NED is to engage with our workforce and bring feedback to the Board so together, the Board can understand and consider these views in its decision making. The Board includes Workforce Engagement as an agenda item at least quarterly.



RYANAIR GROUP ANNUAL REPORT 2025

Skills

The Board self-assess skills set against key requirements. The Board have knowledge and understanding of the Impacts, Risks and Opportunities identified through the DMA. For information on how the Group reviews Board member's knowledge against nine different competencies, including sustainability and business conduct matters please refer to page 19.

Sustainability Committee

The Sustainability Committee is an Executive/Management level committee that meets monthly and is chaired by the Chief Sustainability Officer. It is responsible for the day-to-day identification, assessment and management of climate-related risks impacts and opportunities. It is also responsible for ensuring implementation of relevant policies. The Sustainability Committee covers all Group airlines within the Group and includes members from multiple areas across the organisations including Operations, Engineering, Labs, Finance and Sustainability. Together, Committee members integrate the Group's sustainability goals with the business and regulatory demands. These initiatives are then rolled out to the wider Group. The Sustainability Committee maintains an effective and continual dialogue with the Board and stakeholders (via the Chief Sustainability Officer and the Group CFO). Long, medium and short-term risks and opportunities are addressed on an ongoing basis by the Sustainability Committee and Sustainability Team who ultimately report to the Audit Committee and Board.

Sustainability Team

The Sustainability Team is responsible for the day-to-day management and delivery of the Group's sustainability strategy and targets. The team reports to the Group CFO with a dotted line to the Board and Audit Committee. The Sustainability Team are members of the Sustainability Committee and provide weekly and monthly emission intensity analyses to executives and senior management. The team is also responsible for procuring SAF blends in line with the targets set by the Board and executive management. The Sustainability Team ensure compliance with carbon trading schemes, most notably, the EU & UK ETS and CORSIA. Monitoring of emission savings of new projects implemented by the Sustainability Committee is performed by the Sustainability Team with regular updates provided to the Sustainability and Audit Committees.

Gender, Diversity & Inclusion Committee

The Gender, Diversity & Inclusion Committee promotes and supports diversity initiatives within the Group. The Committee is chaired by the Ryanair DAC CFO. The Committee introduced measures to promote and encourage diversity, equality and inclusion including an updated gender inclusive uniform policy, International Women's Day initiatives and Pride celebrations. Updates from the Gender, Diversity & Inclusion Committee are brought to the executive management team's attention with updates provided to the Board, as appropriate.

Group Safety and Security Committee

The Group Safety & Security Committee reviews and discusses air safety and security performance. The Committee reports to the Board at least quarterly. Members include Mike O'Brien (Co-Chair), Ryanair's Chief Risk Officer, Carol Sharkey (Co-Chair) and Eamonn Brennan. Accountable Managers (and various other nominated persons) of each of the Ryanair Group Airlines are invited to attend meetings.



2. IROs addressed by the Board and Management Teams

Table 6 includes a list of the material IROs addressed by management and the relevant committees:

Table 6 – Material IRO's addressed by the administrative, management and supervisory bodies, or relevant committees during the reporting period

IROs addressed by Board and management teams	Management teams	Frequency
E1-IRO1; E1-IRO2; E1-IRO3; E1-IRO4; E1-IRO5; E1-IRO6; E1-IRO7; E1-IRO8; E1-IRO9; E1-IRO10; E1-IRO11; E1-IRO12; E1-IRO13; E1-IRO14	Board of Directors	Quarterly
E2-IRO15	Audit Committee	At least 4 times per year
E5-IRO16	Sustainability Committee	Weekly and Monthly
	Sustainability Team	Daily
S1-IRO17; S1-IRO 18; S1-IRO19; S1-IRO20; S1-IRO21; S1-IRO22; S1-IRO23; S1-IRO 24; S1-IRO25; S1-IRO26	Board of Directors	Quarterly
	Audit Committee	At least 4 times a year
	Nomination Committee	At least 4 times a year
	Gender, Diversity & Inclusion Committee	Quarterly
	Safety and Security Committee	Quarterly
S4-IRO27; S4-IRO28; S4-IRO29; S4-IRO30; S4-IRO31	Board of Directors	Quarterly
	Audit Committee	At least 4 times a year
	Safety & Security Committee	Quarterly
G1-IRO32; G1-IRO33; G1-IRO34; G1- IRO35	Board of Directors	Quarterly
	Audit Committee	At least 4 times per year

These IROs are considered as part of broader strategy and decision-making considerations.

For more information, please refer to each ESRS section in this statement.

3. Sustainability-related performance in incentive schemes

For information on the remuneration policies, please refer to page 144 of the "Report of the Remuneration Committee".

4. Statement on sustainability due diligence

Table 7 maps to where in the Sustainability Statement the Group provides information about their due diligence process.

Table 7 – Overview of due diligence processes as outlined in the Sustainability Statement

Core elements of due diligence	Sections in the Sustainability Statement	Page
Embedding due diligence in governance, strategy and business model	Our strategy	47
	Governance	52
Engaging with affected stakeholders in all key steps of the due diligence	Interests and views of stakeholders	50
	Governance	52
Identifying and assessing adverse impacts	Double Materiality Assessment Methodology	38
	Climate Change	56
	Pollution	80
	Consumers and end users	98
Taking actions to address those adverse impacts	Actions and resources in relation to climate change policies	67
	Actions and resources related to pollution	80
	Processes to remediate negative impacts and channels for consumers and end-users to raise concerns	102
	Taking action on material impacts on consumers and end-users, and approaches to managing material risks related to consumers and end-users, and effectiveness of those activities	103
Tracking the effectiveness of these efforts and communicating	Climate Change	70
	Pollution	80
	Consumers and end users	107

5. Risk management over sustainability reporting

For information on the Group's risk management and internal controls, please refer to the "Risk Management & Internal Control" section, page 32.

The ERM assesses risks based on a matrix of the likelihood of occurrence and potential financial or operational impact to the Group. Sustainability related risks are integrated into the ERM. The Group deems substantive financial risks as those that would result in a major or catastrophic impact on business operations and are assessed to have a probable likelihood of occurring. The results of the ERM are reviewed by both the Audit Committee and the Board. Resolution of these matters typically requires Board approval.

For information on the main risks identified and related mitigation strategies, please refer to the "Impact, Risk and Opportunity management" section in each section. Key risks (including those identified through the DMA/IRO process), are assessed as part of a semi-annual review of the ERM.

ESRS E1 – CLIMATE CHANGE

Table 8 – Climate Change IROs

Climate Change Adaptation				
E1-IRO1	Risk	Upstream	Long-term	The potential risk of not being able to adopt new, low carbon technologies due to reasons outside of the Group's control (e.g., availability). (Transition Risk)
E1-IRO2	Positive Impact	Own Operations	Long-term	The positive impact of offering customers in markets where the Group operates the opportunity to reduce their carbon footprint by providing flights that are less GHG intensive compared to competitors.
E1-IRO3	Risk	Own Operations	Medium-term	The possible risk of increased operating costs due to extreme weather events and other climate related physical impacts. (Physical Risk).
E1-IRO4	Risk	Own Operations	Long-term	The possibility of increased operating costs due to the expansion of the EU ETS, the Carbon Offsetting and Reduction Scheme for International Aviation ("CORSIA") and other fuel related penalties. (Transition Risk)
E1-IRO5	Risk	Own Operations	Long-term	The potential reduction in market share due to The Group's perceived lack of climate adaptation measures. (Transition Risk)
E1-IRO6	Opportunity	Own Operations	Short-term	The Group's assets are highly mobile so not as exposed to negative climate conditions as compared to other industries, meaning it can adapt to climate change events quickly.
Climate Change Mitigation				
E1-IRO7	Positive Impact	Upstream	Short-term	The Group's suppliers making environmentally friendly decisions due to encouragement from the Group.
E1-IRO8	Positive Impact	Own Operations	Short-term	The positive impact on the environment of the Group investing in fuel efficient/lower emitting aircraft and procuring SAF.
E1-IRO9	Positive Impact	Downstream	Medium/Long-term	The positive impact of helping to reduce the aviation industry's impact on the environment by providing financial support and access to data to sustainable aviation researchers.
E1-IRO10	Negative Impact	Own Operations	Medium-term	The actual negative climate impact of GHG emissions released from flights operated by the Group.
E1-IRO11	Risk	Upstream	Short-term	The possibility of increased operating costs due to the Group's inability to meet mandated SAF blending requirements due to issues outside the Group's control (e.g., availability). (Transition Risk)
E1-IRO12	Risk	Own Operations	Short-term	The potential reduction in market share due to the Group's perceived role in climate change. (Transition Risk)
Energy				
E1-IRO13	Negative Impact	Own Operations	Short-term	The Group's energy consumption has a negative impact on the environment.
E1-IRO14	Risk	Own Operations	Short-term	The Group is exposed to potential price fluctuations which in turn may increase operating costs. (Transition Risk)

Strategy

The Board has ultimate oversight and responsibility over the Group's climate transition plan, strategy in achieving sustainability goals and climate-related risks impacts and opportunities (see Table 8 above). The Board and Audit Committee receive regular updates on the Group's climate related risks and performance from the Chief Sustainability Officer and Group CFO.

These risks, opportunities and impacts are identified through scenario analyses, horizon scanning and ongoing industry scrutiny. Key transitional risks are assessed and managed across the organization primarily through the ERM with upstream climate risks also raised to the Sustainability Committee. These risks include Market and Technology Shifts, Reputation, Policy, Legal and Physical Risks.

The Group's strategy to manage its impact on the environment is laid out in its "Pathway to Net Zero", a detailed plan in which it aims to achieve its emissions reductions. This pathway forms a key pillar of the ongoing Group strategy that will impact the business in the coming years. IROs are addressed on an ongoing basis by the Sustainability Committee and Sustainability Team who ultimately report to the Audit Committee and Board.

The Group recognises that transition risk costs will arise. The Group has a strong history in maintaining a young, fuel-efficient fleet. Any breakthrough in new technology engines will be procured as part of ongoing fleet renewal and is not expected to be outside the normal course of fleet renewal. Additionally, while SAFs currently trade at a premium of 3x - 4x compared to the cost of normal jet kerosene, the long-term outlook is for price convergence. There are a number of policies under review which reduce the existing price divergence (e.g., as part of the Emission Trading System reforms, airlines will be awarded free ETS allowances where SAF has been uplifted). Any, and all, firm commitments regarding climate change transition are recognised within respective going concern or impairment assessments.

As part of the identification of climate related risks and opportunities, a climate scenario analysis was conducted. Key focal questions were asked under each scenario to assess potential climate impacts on strategy.

Financial statements

For more information on the Group's CapEx spend please refer to Note 2 of the consolidated financial statements. There is no significant, out of course spend, associated with implementing actions to grow opportunities or mitigate material risks or negative impacts. For information on the Group's resilience analysis please refer to the "Climate Scenario Analysis" section on page 43.

The Group's transition plan for climate change mitigation

The Group developed a pathway to net-zero emissions by 2050 that aligns to the Paris Agreement (as described per the aviation industry's feasibility study – "Destination 2050" with steps to achieving set out below). The Group's pathway shows that decarbonisation and alignment with EU and International climate targets are possible.

The Group is not excluded from the EU Paris aligned benchmarks.

The Group's commitment to reducing GHG emissions and holding the increase in the global average temperature to 1.5°C above pre-industrial levels (per the Group's 2031 emission intensity target), in line with the Paris Climate Agreement (Climate Change Mitigation) was found to be material in the Group's DMA.

The Group has taken proactive measures to reduce its fuel burn and in turn reduce its impact on the environment.

The transition plan is made up of four pillars:

i. Technological and operational improvements combining contributions from propulsion technologies as well as wing, fuselage and tail technologies, is predicted to help reduce 32% of carbon emissions.
ii. SAF is expected to deliver approx. 34% of carbon emission reduction.
iii. Independent studies have shown that the introduction of the Single European Sky initiative will reduce emissions by up to 10%.
iv. Based on currently available projections, 24% of the Group's Net Zero commitment will be supported by offsetting and other economic measures. While the Group recognises that carbon offsetting is not a long-term solution, either financially or for the environment, much of the Group's climate ambition is dependent on a number of factors, many of them outside its control. Therefore, the Group may have to continue offsetting beyond 2050, however this would be a last resort. This requirement to offset is largely in line with the sectors feasibility study – Destination 2050.

Investments and funding
The Group makes a number of investments and funding to support the implementation of the Climate Transition Plan. This plan identifies two key areas to decarbonize, specifically, fleet renewal and the increased use of SAF. These elements are embedded within the Group's financial plans. For further detail on investments, please refer to Table 13 on page 67.



CONSOLIDATED DISCLOSURES PURSUANT TO ARTICLE 8 TAXONOMY REGULATION

Background

The EU Taxonomy is a classification system for environmentally sustainable economic activities, the purpose of which is to direct investments towards sustainable projects and activities and to provide companies, investors and policymakers with appropriate definitions for which economic activities can be considered environmentally sustainable.

Article 8 of Regulation (EU) 2020/852 (the "Taxonomy Regulation") establishes a framework to facilitate sustainable investing. As part of the Taxonomy Regulation, Ryanair is required to disclose how and to what extent the Group's activities are associated with economic activities that qualify as environmentally sustainable under Articles 3 and 9 of the Taxonomy Regulation and Article 10(4) and Article 10(6) of Commission Delegated Regulation (EU) 2021/2178 as amended by Commission Delegated Regulation (EU) 2023/2486.

The six environmental objectives of the Taxonomy Regulation are:

1. Climate change mitigation
2. Climate change adaptation
3. Sustainable use and protection of water and marine resources
4. Transition to a circular economy
5. Pollution prevention and control
6. Protection and restoration of biodiversity and ecosystems

Taxonomy Eligible and Taxonomy Alignment

Business activities are taxonomy-eligible if they can be allocated to an economic activity described in the Climate or Environmental Delegated Acts.

A taxonomy-aligned activity is one that having identified eligibility

1. Contributes substantially to at least one of the six environmental objectives above;
2. Does no significant harm ("DNSH") to the other environmental objectives; and
3. Complies with the minimum safeguards.

Details on substantial contribution, do no significant harm and minimum safeguards are given below.

Scope

The EU Taxonomy Regulation's reporting scope covers the Group's business activities, based on the same principles of consolidation as the consolidated financial statements, adjusted for the various narrower scope definitions of the EU Taxonomy Regulation. The activity relevant to the Ryanair Group, is activity 6.19 "Passenger and freight air transport" under the environmental objective, climate change mitigation. This economic activity covers all owned and leased aircraft that the Group operates for the transport of passengers.

For FY24 the Group was required to report eligible revenues, operating expenditures and capital expenditures for this activity, with aligned revenues, operating expenditures and capital expenditures in scope for reporting in FY25. The Group has not completed templates 1 to 5 within Delegated Regulation (EU) 2022/1214, as following review, the activities listed are not applicable.

Substantial contribution

The EU Taxonomy Regulation provides detailed substantial contribution criteria to ensure that the associated economic activity has either a substantial positive impact on one of the six aforementioned environmental objectives or substantially reduces the negative impact on the environment. The most relevant objective for the Group is Climate Change Mitigation.

Do no significant harm

Together with the criteria to assess if an activity substantially contributes to at least one of the EU Taxonomy Regulations environmental objectives, the criteria for DNSH specify the minimum requirements that the economic activity should meet to avoid harming any of the other five environmental objectives. The DNSH criteria differ by economic activity and by environmental objective. Any breach of the DNSH criteria would automatically disqualify an activity from being environmentally sustainable and as such lead to the associated activities not meeting the criteria for alignment.

Minimum safeguards

The EU Taxonomy Regulation defines the minimum safeguards as due diligence and remedy procedures implemented by a company that is carrying out an economic activity in order to ensure alignment with the Organisation for Economic Cooperation and Development Guidelines for Multinational Enterprises ("OECD MNEs") and the UN Guiding Principles on Business and Human Rights ("UNGP"). The latter includes the principles and rights set out in eight of the ten fundamental conventions identified in the International Labor Organization ("ILO") Declaration of the Fundamental Principles and Rights at Work and the International Bill of Human Rights.

EU Taxonomy Definitions of Key Performance Indicators

The EU Taxonomy Regulation requires the reporting of KPIs associated with Turnover, CapEx and OpEx, both for eligible and aligned activities. Each KPI is calculated as the amount associated with aligned and non-aligned economic activities (the numerator) divided by the total (denominator). As only one economic activity is relevant to the Ryanair Group, double counting in the allocation in the numerator of turnover, CapEx, and OpEx KPIs across economic activities is avoided. These KPIs are defined below for the purposes of EU taxonomy reporting.

The reporting basis of the EU Taxonomy Regulation differs to the Group's consolidated financial statements, which are prepared in accordance with International Financial Reporting Standards as adopted by the EU ("IFRS"). These differences include a very narrow scope definition for OpEx which results in a significantly lower reported eligible OpEx under the EU Taxonomy Regulation when compared to Total Operating Expenses as reported under IFRS. Prior year comparatives within the Taxonomy tables were not subject to sustainability assurance.

While the Group is supportive of efforts to enhance and increase the comparability of climate disclosures, the limited scope of the EU Taxonomy Regulation does not enable the Group to outline all of its investment activity in its Pathway to Net Zero transition. The limitations of the Regulation specifically prevent the Group from fully disclosing its purchase of SAF. The additional reporting restrictions on aviation (where the growth of the entire global aviation fleet is used to discount an individual company's investment in best in-class aircraft and SAF) also limit the Group's ability to fully express its financial commitment to the transition to a low carbon environment. This approach, requiring company-specific performance to be adjusted based on global trends, is unique to the aviation sector and, we believe, dilutes the impact of the Taxonomy in driving more investment at an individual company level.

Turnover

Consists of Total Operating Revenues. See consolidated income statement per page 266 alongside Note 16 for details of the Group's revenue generation. The associated accounting policies are set out on pages 270 to 281.

	FY25 €m	FY24 €m
Scheduled Revenues	9,230	9,145
Ancillary Revenues	4,719	4,299
Total taxonomy turnover (denominator)	**13,949**	**13,444**

The numerator for the Turnover KPI is Total Operating Revenues. The following table provides a summary of taxonomy-eligible and taxonomy-aligned turnover by major economic activity, both as absolute figures (being the numerator) and as a percentage of the denominator:

	FY25 Eligible		FY25 Aligned	
	€m	% of denominator	€m	% of denominator
Passenger and freight air transport	13,949	100%	-	0%
Total taxonomy-eligible/aligned turnover	**13,949**	**100%**	**-**	**0%**

Ryanair has assessed compliance towards minimum safeguards and DNSH criteria and concluded that for FY25, it did not meet all the criteria set by the Taxonomy. Therefore, Ryanair did not proceed to determine its Taxonomy-aligned Turnover for FY25.

CapEx

CapEx consists of additions to fixed assets, right of use assets and intangible assets. See Notes 2, 3 and 4 to the consolidated financial statements.

	FY25 €m	FY24 €m
Additions to property, plant and equipment	1,228	2,159
Additions to right of use assets	23	23
Additions to intangible assets	-	-
Total taxonomy CapEx (denominator)	**1,251**	**2,182**

The numerator for the CapEx KPI is aircraft additions, which have decreased when compared to the prior year due to repeated Boeing delivery delays. The following table provides a summary of taxonomy-eligible and taxonomy-aligned CapEx by major economic activity, both as absolute figures (being the numerator) and as a percentage of the denominator:

	FY25 Eligible		FY25 Aligned	
	€m	% of denominator	€m	% of denominator
Passenger and freight air transport	1,175	94%	-	0%
Total taxonomy-eligible/aligned CapEx	1,175	94%	-	0%

Ryanair has assessed compliance towards minimum safeguards and DNSH criteria and concluded that for FY25, it did not meet all the criteria set by the Taxonomy. Therefore, Ryanair did not proceed to determine its Taxonomy-aligned CapEx for FY25.

OpEx

The OpEx KPI is defined as those costs not capitalised that relate to: (i) research and development; (ii) building renovation measures; (iii) short-term leases; (iv) maintenance and repair; and (v) other direct expenditures relating to the day-to-day servicing of assets of property, plant and equipment. The Group has no significant short-term leases.

As noted above, the OpEx KPI definition is narrower than the Group's definition of operating expenditure and does not capture all of the expenditure on otherwise sustainable spend (e.g. sustainable aviation fuel usage per 6.19 technical screening criteria). The Group considers that the definitions of the OpEx KPI, when considering the Turnover KPI, does not reflect the economic reality of operating a taxonomy-aligned asset. For instance, all Turnover associated with the operation of a taxonomy-aligned aircraft meet the definition of the Turnover KPI, however, the costs associated with operating that aircraft are limited to the above.

The OpEx KPI is reconciled to Total Operating Expenditure per the consolidated income statement as follows:

	FY25 €m	FY24 €m
Maintenance, materials and repairs	476	415
Total taxonomy OpEx (denominator)	**476**	**415**
Other operating expenses outside the scope of EU Taxonomy Regulation	11,915	10,968
Total Operating Expenses	**12,391**	**11,383**

The numerator for the OpEx KPI is maintenance, material and repairs as noted in the consolidated income statement on page 266. The following table provides a summary of taxonomy-eligible and taxonomy-aligned OpEx by major economic activity, both as absolute figures (being the numerator) and as a percentage of the denominator:

	FY25 Eligible		FY25 Aligned	
	€m	% of denominator	€m	% of denominator
Passenger and freight air transport	476	100%	-	0%
Total taxonomy-eligible/aligned OpEx	**476**	**100%**	**-**	**0%**

Ryanair has assessed compliance towards minimum safeguards and DNSH criteria and concluded that for FY25, it did not meet all the criteria set by the Taxonomy. Therefore, Ryanair did not proceed to determine its Taxonomy-aligned OpEx for FY25.

Table 9 – Turnover - proportion of turnover from products or services associated with taxonomy-aligned economic activities – FY25

Financial Year N	FY25			Sustainable contribution criteria						DNSH criteria ("Does Not Significantly Harm")									
Economic Activities –	Code	Turnover	Proportion of Turnover FY25	Climate change Mitigation	Climate change Adaptation	Water	Pollution	Circular Economy	Biodiversity	Climate change Mitigation	Climate change Adaptation	Water	Pollution	Circular Economy	Biodiversity	Minimum safeguards	Proportion of Taxonomy-aligned (A.1) or eligible (A.2) Turnover, FY24	Category (enabling activity)	Category (transitional activity)
		Currency €m	%	Y;N; N/EL	Y;N; N/EL	Y;N; N/EL	Y;N; N/EL	Y;N; N/EL	Y;N; N/EL	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	%	E	T
A.Taxonomy – Eligible Activities																			
A1. Environmentally sustainable activities (Taxonomy-aligned)																			
Turnover of environmentally sustainable activities (Taxonomy-aligned) (A.1)		0	0%	0%													0%		
Of which enabling		0	0%	0%													0%	E	
Of which tansitional		0	0%	0%													0%		T
A.2. Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities)																			
Passenger and freight air transport	6.19	13,949	100%	EL	N/EL	N/EL	N/EL	N/EL	N/EL								100%		
Turnover of Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities) (A.2)		13,949	100%	100%	0%	0%	0%	0%	0%								100%		
A. Turnover of Taxonomy-eligible activities (A.1+A.2)		13,949	100%	100%	0%	0%	0%	0%	0%								100%		
B.Taxonomy – Non-Eligible Activities																			
Turnover of taxonomy non-eligible activities		0	0%																
Total (A + B)		**13,949**	**100%**																

Table 10 – CapEx - proportion of capex from products or services associated with taxonomy-aligned economic activities – FY25

Financial Year N	FY25			Sustainable contribution criteria						DNSH criteria ("Does Not Significantly Harm")									
Economic Activities –	Code	CapEx	Proportion of CapEx FY25	Climate change Mitigation	Climate change Adaptation	Water	Pollution	Circular Economy	Biodiversity	Climate change Mitigation	Climate change Adaptation	Water	Pollution	Circular Economy	Biodiversity	Minimum safeguards	Proportion of Taxonomy-aligned (A.1) or eligible (A.2) CapEx, FY24	Category (enabling activity)	Category (transitional activity)
		Currency €m	%	Y;N; N/EL	Y;N; N/EL	Y;N; N/EL	Y;N; N/EL	Y;N; N/EL	Y;N; N/EL	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	%	E	T
A.Taxonomy – Eligible Activities																			
A1. Environmentally sustainable activities (Taxonomy-aligned)																			
CapEx of environmentally sustainable activities (Taxonomy-aligned) (A.1)		0	0%	0%													0%		
Of which enabling		0	0%	0%													0%	E	
Of which tansitional		0	0%	0%													0%		T
A2. Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities)																			
Passenger and freight air transport	6.19	1,175	94%	EL	N/EL	N/EL	N/EL	N/EL	N/EL								95%		
CapEx of Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities) (A.2)		1,175	94%	94%	0%	0%	0%	0%	0%								95%		
A. CapEx of Taxonomy-eligible activities (A.1+A.2)		1,175	94%	94%	0%	0%	0%	0%	0%								95%		
B.Taxonomy – Non-Eligible Activities																			
CapEx of taxonomy non-eligible activities		76	6%																
Total (A + B)		**1,251**	**100%**																

Table 11 – OpEx - proportion of OpEx from products or services associated with taxonomy-aligned economic activities – FY25

Financial Year N	FY25			Sustainable contribution criteria						DNSH criteria ("Does Not Significantly Harm")									
Economic Activities –	Code	OpEx	Proportion of OpEx FY25	Climate change Mitigation	Climate change Adaptation	Water	Pollution	Circular Economy	Biodiversity	Climate change Mitigation	Climate change Adaptation	Water	Pollution	Circular Economy	Biodiversity	Minimum safeguards	Proportion of Taxonomy aligned (A.1) or -eligible (A.2) OpEx, FY24	Category (enabling activity)	Category (transitional activity)
		Currency € million	%	Y;N; N/EL	Y;N; N/EL	Y;N; N/EL	Y;N; N/EL	Y;N; N/EL	Y;N; N/EL	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	%	E	T
A.Taxonomy – Eligible Activities																			
A1. Environmentally sustainable activities (Taxonomy-aligned)																			
OpEx of environmentally sustainable activities (Taxonomy-aligned) (A.1)		0	0%	0%													0%		
Of which enabling		0	0%	0%													0%	E	
Of which tansitional		0	0%	0%													0%		T
A2. Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities)																			
Passenger and freight air transport	6.19	476	100%	EL	N/EL	N/EL	N/EL	N/EL	N/EL								100%		
OpEx of Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities) (A.2)		476	100%	100%	0%	0%	0%	0%	0%								100%		
A. OpEx of Taxonomy-eligible activities (A.1+A.2)		476	100%	100%	0%	0%	0%	0%	0%								100%		
B.Taxonomy – Non-Eligible Activities																			
OpEx of taxonomy non-eligible activities		0	0%																
Total (A + B)		**476**	**100%**																

1. Impact, risk, and opportunity management

Table 12 – Policies related to environmental topics: climate change mitigation and adaptation, energy, pollution and circular economy/resource use.

Policy	IRO nr	Topics addressed	Description of key contents	Scope of policy	Accountable for implementation	Internationally recognised instruments	Availability
Group's Environmental Policy (2024)	E1-IRO1 E1-IRO2 E1-IRO3 E1-IRO4 E1-IRO5 E1-IRO6 E1-IRO7 E1-IRO8 E1-IRO9 E1-IRO10 E1-IRO11 E1-IRO12 E1-IRO13 E1-IRO14 E2-IRO15 E5-IRO16	The key topics this Policy addresses have been influenced by the Group's DMA and focuses on the IROs identified as part of the DMA, namely: • Climate Change Adaptation • Climate Change Mitigation • Energy • Pollution of Air • Resources Inflows (focused on resource scarcity as it relates to jet fuel)	The Group's Environmental Policy (2024) outlines its strategy to manage environmental IROs and achieve emission reductions through it's 'Pathway to Net Zero'. The Pathway is made up of four pillars: 1. Technological and Operational Improvements. 2. SAF. 3. Single European Sky Initiative. 4. Carbon offsetting and other economic measures.	All Group entities, airline operators, locations, and offices.	• Board of Directors • Audit Committee • Sustainability Committee • Sustainability Team	• European Commission's MRV for aviation non-CO_2 emissions • European Union's and UK's ETS • CORSIA • EU Taxonomy disclosures • TCFD • CDP	Publicly & Internally

Note: External and internal stakeholders' views were considered when drafting this Policy and such views were shared as part of the Group's DMA. Insights were also gathered through other stakeholder forums, including the Group's Corporate Governance Forum, trade association engagement, legislator engagement and other forms of stakeholder engagement. For more information on the involvement of management in the policy, please refer to the "Sustainability Governance" section.

Actions and resources in relation to climate change policies

Table 13 – Actions and resources for the reporting year

IRO nr	Value chain	Decarbonisation levers	Action(s) reporting year	Resource Allocated
E1-IRO1 E1-IRO2 E1-IRO3 E1-IRO4 E1-IRO5 E1-IRO6 E1-IRO8 E1-IRO9 E1-IRO10 E1-IRO11 E1-IRO12 E1-IRO13 E1-IRO14 E2-IRO15 E5-IRO16	Own Operations	Sustainable Transportation	1. To date, the Group has retrofitted over 50% of the Boeing 737-800NG fleet with split scimitar winglets. This technology improves fuel efficiency by approx. 1.5%, reduces noise by over 6% and decreases NOX emissions by 8%. **(E1-IRO1, E1-IRO4, E1-IRO13, E1-IRO14, E2-IRO15, E5-IRO16)** 2. The Group previously (including during FY25) offered customers the option to offset carbon emissions from their flight. **(E1-IRO2)** 3. The Group took delivery of 30 Boeing 737-8200 "Gamechanger" aircraft in the year. This increases the fleet size to 176 at year end. These aircraft carry 4% more passengers but burn 16% less fuel, reduce emissions by 16% and are up to 50% quieter. **(E1-IRO4, E1-IRO8, E1-IRO10, E2-IRO15)** 4. The Group took steps to improve the Landing Take Off ("LTO") cycle efficiency, including operating 80% of flights on Single Engine Taxi In ("SETI") and using Continuous Decent Approach ("CDA") on 78% of flights. **(E1-IRO4, E1-IRO5, E1-IRO8, E2-IRO15)** 5. The Group agreed deals for a 2% SAF blend at EU and UK airports. **(E1-IRO4, E1-IRO8, E1-IRO10, E1-IRO11, E1-IRO12, E2-IRO15, E5-IRO16)** 6. The Group has extended its partnership and support for the Sustainable Aviation Research Centre at TCD for a further 5 years, until to 2030 **(E1-IRO12, E1-IRO9)** 7. The Group continues to use dynamic flight plans to respond rapidly to avoid potential weather events. **(E1-IRO3, E1-IRO6)**	1. The Group invested in 30 new, more fuel-efficient Boeing 737-8200 "Gamechanger" aircraft. **(E1-IRO9, E1-IRO10, E1-IRO13, E1-IRO14, E5-IRO16)** 2. The Group is procuring a 2% SAF blend on fuel uplifts at EU and UK airports since January 2025. **(E1-IRO8, E1-IRO13, E2-IRO15, E5-IRO16)** 3. Since 2021, the Group has made a €1.5m donation to fund the Group's Sustainable Aviation Research Centre at TCD. **(E1-IRO12, E1-IRO9)**
E1-IRO7 E1-IRO12	Upstream/ Downstream	Sustainable Transportation	1. The Group initiated an EU-wide petition calling on the EU to protect overflights in the event of ATC strike action with over 2 million signatures, submitted to the EU Commission. **(E1-IRO7, E1-IRO12)**	
E1-IRO7 E5-IRO16	Upstream/ Downstream	Supply Chain Engagement	1. The Group continues to encourage ground handlers to increase their electric equipment usage across airport locations. **(E1-IRO7, E5-IRO16)**	
E1-IRO2 E1-IRO10 E2-IRO15	Upstream/ Downstream	Customer Concern	1. With a fuel efficiency of 64 grams of CO_2 per passenger/ kilometre ("pax/km"), the Group is a leader in the industry for fuel efficiency. **(E1-IRO2, E1-IRO10, E2-IRO15)**	

Table 14 – Actions and resources for the future

IRO nr	Value chain	Decarbonisation levers	Future Action(s)	Resource Allocated
E1-IRO1 E1-IRO2 E1-IRO4 E1-IRO5 E1-IRO6 E1-IRO8 E1-IRO9 E1-IRO10 E1-IRO11 E1-IRO12 E2-IRO15 E5-IRO16	Own Operations	Sustainable Transportation	1. The Group has bi-lateral agreements in place with a number of SAF suppliers such as Shell, OMV, ENI, and Repsol. These agreements allow the Group to access SAF at key airport locations and will help the Group meet its target of 12.5% SAF usage by 2030. By using SAF, GHG and non-GHG emissions will decrease which will reduce ETS and CORSIA compliance costs. **(E1-IRO4, E1-IRO8, E1-IRO10, E1-IRO11, E2-IRO15, E5-IRO16)** 2. The Group has extended its partnership and support for the Sustainable Aviation Research Centre at TCD for a further 5 years, to 2030 **(E1-IRO12, E1-IRO9, E2-IRO15)**. The scope of the Centre has been expanded to examine aviation non-CO_2 emissions, with an aim of understanding and developing predictive tools for contrail formation and the development of an internationally recognised methodology that supports the predictions of Nitrogen Oxide ("NOx"), Sulphur Oxides ("SOx") and soot particles. 3. The Group will continue to invest in new technologies to be more fuel efficient and deliver ongoing operational cost savings. **(E1-IRO1, E1-IRO2, E1-IRO4, E1-IRO5, E2-IRO15, E1-IRO12, E5-IRO16)** 4. The Group has committed to renewing its fleet with up to 300 new Boeing 737 MAX-10s in the fleet by the end of FY34 while retiring older aircraft. **(E1-IRO1)** 5. The Group continues to be one of the most fuel-efficient major EU airlines. The change in legislation to remove EU ETS allowances in 2024 is less impactful on the Group than on other less efficient airlines. This presents a competitive advantage whereby the cost gap between the Group and competitors operating on similar routes widens. The Group has the lowest cost per passenger of any major European airline, giving it a significant competitive advantage. This, coupled with its leadership in carbon reduction, ensures that the Group's fares will typically be the lowest in the market, a key competitive advantage over higher cost airlines. **(E1- IRO4, E1-IRO5, E1-IRO6, E5-IRO16)**	1. The Group has committed to invest in new, more fuel-efficient aircraft. **(E1-IRO9, E1-IRO10, E5-IRO16).** 2. The Group will make a further €2.5m donation (€4m total) to fund the Ryanair Sustainable Aviation Research Centre at TCD over the next 5 years. **(E1-IRO12, E1-IRO9).**
E1-IRO7 E1-IRO13 E5-IRO16	Upstream/Downstream	Supply Chain Engagement	1. The Group will continue to be opportunistic and engages a wide range of fuel suppliers to manage developments by switching supply lines should constraints/disruptions arise. The Group continues to be the lowest cost operator which is a key competitive advantage over higher cost airlines/ forms of transport **(E1- IRO7, E1-IRO13, E5-IRO16)**	

Note: For more information on the Group's CapEx spent implementing actions, please refer to Note 2 to the financial statements on page 282. There is no significant, out of course spend, associated with implementing actions to grow opportunities or mitigate material risks or negative impacts. Ryanair does not have any investments in coal, oil and gas-related economic activities. The Group's purchase of 30 Boeing 737-8200 "Gamechanger" aircraft in FY25 are considered taxonomy eligible. There has been no taxonomy alignment in the current fiscal year.

2. Metrics and Targets
Targets related to climate change mitigation and adaptation, pollution and resource use

The Group's emission intensity is targeted to reduce by 27% by 2031 in line with limiting the average global increase in temperatures to 1.5°C. The Group had this target validated by SBTi in FY25.

The Group's Environmental Policy (2024) commits the Group to what the Board and management believe are ambitious future environmental targets, building on impressive achievements to date, including commitments to address climate change, and the priorities and policies which will allow the Group to continue to lower CO_2 emission intensity. The Group's reduction targets are included in Table 15 below.

Stakeholders have been involved in target setting for each material sustainability matter through the views and inputs obtained through the DMA (page 38) and through the interests and view of stakeholders (page 50).

Table 15 – Targets set by the group to measure actions to address IROs

Material IRO's addressed	Target
E1-IRO1 E1-IRO3 E1-IRO5 E1-IRO8 E1-IRO10	Net Zero emissions by 2050 (from base year 2021)
E1-IRO2 E1-IRO4 E1-IRO5 E1-IRO6 E1-IRO9	48g CO_2 pax/km by 2031 (c.27% reduction from base year 2023)
E1-IRO13 E1-IRO14	Scope 2 absolute emission reduction of 35% by 2030
E1-IRO7 E1-IRO13	Non-fuel scope 3 emissions reductions of 50% by 2030
E1-IRO8 E1-IRO9 E1-IRO10 E1-IRO11 E1-IRO12 E5-IRO16	Use a 12.5% SAF blend across flights by 2030.



Table 16 – The Group's GHG emission targets

Target Type	Target Detail	Target Base Year	Target Year	Pathway	Field	Target Objective	Indicator	Performance in FY25	Performance to date
Absolute (Scope 1 MtCO₂e)	Net Zero emissions by 2050 (from base year 2021)	2021	2050	Technological Improvements. 32% of carbon emission reduction targets came from technological and operational improvements.	Fleet Renewal	210 Boeing 737-8200s and up to 300 Boeing 737 MAX-10s in the fleet by FY34 while retiring older aircraft.	Number of latest generation aircraft in the fleet (Boeing 737-8200s and Boeing 737 MAX-10s)	30 Boeing 737-8200s introduced to fleet in FY25.	176 Boeing 737-8200s delivered to March 31, 2025.
					New Technologies	Fit scimitar winglets on 409 Boeing 737-800NG fleet by 2026 to save up to 1.5% fuel.	Number of Boeing 737-800NG retrofitted with Scimitar Winglets	c. 102 retrofit in the year	>50% of Boeing 737-800NG's retrofitted to date.
					LTO cycle efficiency	Continue to operate SETI at 100% of airports where taxi time permits.	% of flights that operate SETI	80%	Operated 80% of flights on SETI
						Use CDA on flights where air traffic management allows.	% of flights that use CDA	78%	Used CDA on 78% of Flights

Target Type	Target Detail	Target Base Year	Target Year	Pathway	Field	Target Objective	Indicator	Performance in FY25	Performance to date
				SAF	Use of alternative fuels (low carbon product)	Power 12.5% of flights using SAF by 2030. Obtain sufficient SAF quantities in line with EU mandates post 2030. Help scale SAF production through the funding of research into feedstocks and certification. Support the Group Sustainable Aviation Research Centre at TCD in its research into sustainable aviation.	% of SAF used	0.4%	80% of 2030 goal secured. Uplifted SAF as part of mandates at EU and UK airports. Committed to supporting the Sustainable Aviation Research Centre at TCD for a further 5 years (to 2030).
				Single European Sky Initiative	In-flight efficiency	10% of reduction in emissions with the introduction of the Single European Sky initiative. Successfully lobby the European Commission and European countries to liberalise airspace to facilitate a Single European Sky.	Introduction of the Single European Skies, resulting in a 10% reduction in emissions.	N/A	EU wide petition, calling on the EU to protect overflights in the event of ATC strike action with over 2m signatures, submitted to EU Commission.

Target Type	Target Detail	Target Base Year	Target Year	Pathway	Field	Target Objective	Indicator	Performance in FY25	Performance to date
				Carbon Removals	Removal Projects	24% of emission reduction target to occur with offsetting and other economic measures. Achieve net zero emissions by 2050 through progressive offsetting and removal projects.	% emissions offset	The Group offered customers the option to offset carbon emissions from their flight.	The Group is monitoring developments in relation to CORSIA and will procure projects to be retired in line with legislation.
Absolute (Scope 2 Market Based MtCO₂e)	Scope 2 absolute emission reduction of 35%	FY22 (Base Year emissions: 3,717 mt)	2030	Energy Efficiency	Renewable Energy	Reduce Scope 2 emissions by 35% by 2030.	# tonnes Scope 2 emissions % of green energy used	Certified Green electricity used in Dublin Buildings and in our hangars in Seville, Stansted, and Vienna.	The Group continues to use green electricity across different Group locations.
Absolute (Scope 3)	Scope 3 (non-fuel) absolute emission reduction of 50%	FY22 (Base Year emissions: 192,970 mt)	2030	Energy Efficiency	Vehicle Electrification	Non-Fuel scope 3 absolute emission reduction of 50% by 2030	# of e-turnarounds	In FY25, a new ground handling partnership with 'Skytanking Aviation' was agreed, who use electric equipment at certain locations.	Continued encouragement of ground handlers to increase electric equipment usage.

Note: Group's targets in relation to Resource Use are centred on increasing the Group's use of SAF. The Group will only procure SAF that complies with Annex IX of Renewable Energy Directive (RED II).

Table 17 – The Group's Emission Intensity

Emission intensity (Grams of CO₂e per PAX/km)	FY25
Scope 1	64.9
Scope 2	0.0
Scope 3 (category 3)	13.5

In aviation, emission intensity is measured by CO_2 per PAX/km. The above metrics includes conversion of other GHG emissions (methane and nitrous oxide) into CO_2. In FY25, the Group's Scope 1 CO_2 per PAX/km, excluding these other emissions was 64 grams.

SBTi Targets
In FY25, the Group's gCO_2 PAX/km target (48g CO_2 per PAX /km by 2031) was validated by the Science Based Targets initiative ("SBTi") – the preeminent corporate climate organisation that standardises the setting of GHG emission reduction targets and confirms alignment to a limiting of global average temperature increases to 1.5°C. Achieving this target will mean that the Group will have reduced its carbon intensity by c.27% from a 2023 baseline (66g CO_2 per PAX/km).

Group's contributions to achieve reduction targets
The Group's emission intensity is targeted to reduce by 27% by 2031. The reduction in emission intensity is driven through fleet renewal, improved operational efficiency and increased use of SAF.

The SBTi Aviation Pathway only covers Scope 1 Jet A1 Kerosene and Scope 3.3 Fuel related activities which covers 99% of the Group's emissions inventory. The Group's intensity target is set in line with SBTi guidance and excludes non-fuel emissions (Scope 1 Natural Gas, Scope 2 – electricity, all Scope 3 emissions categories apart from Scope 3 – cat 3 – Fuel and energy related activities).

SAF (50% of the 27% intensity reduction)
SAF avoids the generation of new carbon emissions from fossil fuels and minimises global warming. Rather than being refined from petroleum, SAF is produced from sustainable sources like waste oils (from biological origin), agricultural residues or non-fossil CO_2. SAF can reduce lifecycle GHG emissions by up to 80%. The Group has a public target that 12.5% of jet fuel use in 2030 is from SAF expecting to result in an effective reduction in carbon intensity of 13.5% compared to a 2023 baseline.

The EU wide ReFuel EU Aviation mandates require jet fuel suppliers to use a 20% SAF blend by 2035. As such, the Group expects, following discussions with our key fuel suppliers, that there will be sufficient excess SAF supply in the market as jet fuel producers scale up to this 20% mandate level.

SAF is produced using renewable feedstock, such as biomass, waste, or CO_2, instead of the fossil-based feedstock used for conventional petroleum jet fuels. Lifecycle GHG emissions, also known as the carbon intensity ("CI") of petroleum jet fuels, are estimated at 84.5 gCO₂e/MJ, of which 87% is combustion emissions. On the other hand, biomass derived SAFs have low Cis compared to petroleum jet fuels, primarily because carbon emissions from combustion of biomass and SAFs released during fuel production and fuel combustion are offset by carbon uptake during biomass growth.

Fleet Renewal (23% of the 27% intensity reduction)
The Group is renewing its fleet through the future delivery of the Boeing 737-8200 and Boeing 737 MAX-10 aircraft (collectively Boeing 737-MAX). These new aircraft deliver enhanced efficiency, improved environmental performance incorporating advanced technology winglets and efficient engines, reduce fuel use and emissions by up to 20% compared to the aircraft it replaces. The Group has a 210 order from Boeing for Boeing 737-8200 latest technology aircraft, with 176 received to the end of March 2025. Additionally, over the period from 2027 to 2033, the Group is contracted to receive up to 300 of the Boeing 737 MAX-10 aircraft.

Operational Measures (27% of the 27% intensity reduction)
Air Traffic Management ("ATM") Reform
Enhancement to ATM will reduce carbon and non-CO_2 emissions. A standard, more efficient, ATM process would result in a meaningful reduction in carbon emissions and bring us closer to our goal of net-zero carbon emissions by 2050. The Group has been a long-time advocate of the "Single European Sky". The European Aviation net zero feasibility study, "Destination 2050" identified the potential savings from ATM reform.

SBTi Progress
In FY25, the Group's CO_2 intensity reduced by 2ppts relative to the 2023 base year.

Energy Consumption and Mix
The Group's approach to energy usage is governed by the Group's Environmental Policy (2024). The Policy dictates the Group will only procure SAF that complies with Annex IX of Renewable Energy Directive ("RED II"). Through independent research, supported by the Group, SAF was found to have up to 80% less lifecycle emissions than kerosene jet fuel.

Regarding non-Jet Fuel energy, at the time of contract renewal, the Group engages with energy providers to procure certified renewable energy (preferably through Virtual Power Purchasing Agreements ("VPPAs")), where appropriate and economical, in the quantities needed to meet the Group's Scope 2 emissions goals. The Group's total energy consumption is represented in Table 18.

Table 18 – The Group's Energy Consumption Mix

Energy consumption and mix	FY25
1. Fuel consumption from coal and coal products (MWh)	-
2. Fuel consumption from crude oil and petroleum products (MWh)	67,056,005
3. Fuel consumption from natural gas (MWh)	9,383
4. Fuel consumption from other fossil sources (MWh)	1,796
5. Consumption of purchased or acquired electricity, heat, steam, and cooling from fossil sources (MWh)	7,756
6. Total fossil energy consumption (MWh) (calculated as the sum of lines 1 to 5)	**67,074,940**
7. Consumption from nuclear sources	-
Share of fossil sources in total energy consumption (%)	100%
8. Fuel consumption for renewable sources, including biomass (also comprising industrial and municipal waste of biologic origin, biogas, renewable hydrogen, etc.) (MWh)	319,503
9. Consumption of purchased or acquired electricity, heat, steam, and cooling from renewable sources (MWh)	3,267
10. The consumption of self-generated non-fuel renewable energy (MWh)	-
11. Total renewable energy consumption (MWh) (calculated as the sum of lines 8 to 10)	**322,770**
Share of renewable sources in total energy consumption (%)	0%
Total energy consumption (MWh) (calculated as the sum of lines 6, and 11)	**67,397,710**

The Group does not produce any energy on site but is a consumer of other energy producers.

Energy intensity based on net revenue

The Group's total energy consumption per net revenue is 4.8 KWh/€. Table 19 below includes net revenue by activities in high climate sector and taxonomy. Net revenue used as the denominator in the GHG emission intensity calculation is equal to total net revenue reported in the fiscal year 2025 Consolidated Financial Statements.

GHG Intensity based on net revenue.

While grams of CO_2 per revenue passenger km is the industry's preferred way to measure carbon intensity, as the Group operates in a high climate impact sector (aviation), it is required to disclose the GHG total emissions per net revenue. The Group does not believe this to be a fair (or appropriate) metric for the aviation industry as it rewards high cost, high fare airlines while punishing low cost, energy efficient airlines. In FY25, this was 1,441 $MtCO_2e$/€m (Location Based) and 1,441 $MtCO_2e$/€m (Market Based).

Table 19 – The Group's net revenue in relation to taxonomy revenue

	€'M
Net revenue from activities in high climate impact sectors used to calculate energy intensity	13,949
Taxonomy Net revenue	13,949
Total net revenue (Financial statements)	13,949

The Group has specified the "aviation sector" as part of determining the energy intensity disclosure required.

Gross Scopes 1, 2, 3 and total GHG emissions

The Group has prepared its GHG emissions statement for FY25, in accordance with the World Resources Institute and World Business Council for Sustainable Development's GHG Protocol standards and guidance (collectively, the GHG Protocol):

- Scope 1 emissions have been prepared in accordance with the GHG Protocol Corporate Accounting and Reporting Standard (revised edition).
- Scope 2 emissions have been prepared in accordance with the GHG Protocol Scope 2 Guidance: An amendment to the GHG Protocol Corporate Standard.
- To the extent presented, Scope 3 emissions have been prepared in accordance with the GHG Protocol Corporate Value Chain (Scope 3) Accounting and Reporting Standard.

The below table lists the Gross Carbon dioxide equivalent ("CO_2e") of the Group's operations. For detailed information on methodologies for each metric, please refer to the "Methodologies" section.

Table 20 – Carbon dioxide equivalent (CO₂e) of the Group's operations (in tonnes)

| Scopes | Retrospective | | Milestones and Target Years | | | |
	Base Year	FY25	2025	2030	2050	Annual % target v. base year
Scope 1						
Total Scope 1 Emissions		**16,536,228**				
Percentage of Scope 1 GHG emissions from regulated ETS		89%				
Scope 2						
Market Based		2,834				
Location Based		2,824				
Total Scope 1 & 2 Emissions (Market)		**16,539,062**				
Total Scope 1 & 2 Emissions (Location)		**16,539,052**				
Scope 3						
Category 1: Purchased Goods & Services		1,687				
Category 2: Capital Goods		18,863				
Category 3: Fuel and energy related activities		3,443,268				
Category 4: Upstream Transportation and Distribution		13,011				
Category 5: Waste generated in operations		95				
Category 6: Business Travel		1,370				
Category 7: Employee Commuting		33,252				
Category 8: Upstream Leased Assets		4,095				
Category 9: Downstream transportation		N/A				
Category 10: Processing of Sold Products		N/A				
Category 11: Use of Sold Products		42,366				
Category 12: End of life treatment of sold products		N/A				
Category 13: Downstream leased assets		N/A				
Category 14: Franchises		N/A				
Category 15: Investments		N/A				
Total Scope 3 Emission		**3,558,006**				
Total						
Total emissions (Market Based)		**20,097,067**				
Total emissions (Location Based)		**20,097,058**				
Biogenic CO₂ (Scope 1)		7,782				

There were no biogenic emissions in Scope 2 or Scope 3.

The Group has not set a 2030 Scope 1 absolute target, rather, the Group is focused on achieving the SBTi aligned emission intensity target for 2031.

Table 21 below provides a full breakdown of what GHG emissions are included in the assessment of Scope 1 and 2 emissions.

Table 21 – List of GHG emissions included in the assessment of Scope 1 and 2 emissions (in tCO₂e).

Greenhouse Gases	Scope 1	Scope 2 (location based)	Scope 2 (market based)	%
Carbon dioxide (CO₂)	16,386,934	2,795	2,805	99%
Methane (CH4)	11,421	12	12	0%
Nitrous oxide (N2O)	137,873	17	17	1%
Hydrofluorocarbons (HFCs)	-	-	-	-
Perfluorocarbons (PFC)	-	-	-	-
Sulphur hexafluoride (SF6)	-	-	-	-
Nitrogen trifluoride (NF3)	-	-	-	-

Note: The Group is reporting on consolidated basis.

GHG removals and GHG mitigation projects financed through carbon credits
The Group's Approach to Offsetting and Other Economic Measures
On current projections, to achieve its Net Zero target, approximately 24% of the Group's emissions in 2050 will be offset. While the Group recognise that offsetting is not a long-term solution, either financially or environmentally, much of the Group's climate ambition is dependent on a number of factors, many of them outside its control. Therefore, the Group may have to continue offsetting beyond 2050. This will be done as a last resort. For more information on net-zero and reduction targets please refer to the "Targets related to climate change mitigation and adaptation" section.

The Group does not rely on carbon offsetting to achieve its SBTi verified targets.

In FY25, the Group did not develop its own carbon offsetting projects or contribute to any offsetting projects in its upstream or downstream value chain.

EU & UK Emissions Trading Schemes
Intra-European flights are required to adhere to the EU and UK ETS whereby emissions on these flights are subject to the Cap-and-Trade scheme. c.89% of the Group's flights are in scope for ETS and the remainder is subject to the CORSIA.

CORSIA
The flights not covered by an ETS scheme (c.11% in FY25) largely fall under the CORSIA.

The flights under the scope of CORSIA are required to offset any growth in CO₂ emissions above a 2019 baseline (85% of 2019 levels). The Group is not required to offset under CORSIA until 2027 and SAF can be used to reduce airline offsetting requirements, through the use of CORSIA Eligible Fuels.

Offsetting projects

In prior years (including during FY25), the Group offered its customers the opportunity to offset emissions through its Customer Offset Scheme. Projects supported by the Group directly and with contributions from the offsetting scheme include the methane capture and electricity production in Bulgaria, the Kartaldagi wind power plant project in Turkey and distribution of cookstoves in Nepal (all Gold Standard projects).

Additionally, the Group supports reforestation in Portugal – through the sponsoring of the Monchique project which follows the Conservation Standard accreditation.

To maintain the Gold standard accreditations, each project must demonstrate additionality (i.e., the project would not have occurred without the incentive provided by carbon credit revenues) and prove carbon leakage (i.e., the increase in GHG emissions in one country as a result of an emissions reduction by a second country with stricter climate change mitigation policies) does not occur. Each project is required to provide an assessment of the validity of the original/current baseline and update of the baseline at the renewal of the crediting period. Credits for the above projects are purchased retrospectively and are cancelled upon purchase.

Table 22 – GHG removals

Removals	FY25	Methodologies
GHG Removal activity 1 (ex. Forest restoration)	0	
Total GHG removals from own operations (tCO$_2$eq)	0	
GHG Removal activity 2 (ex. Direct air capture)	0	
Total GHG removals in the upstream and downstream value chain (tCO$_2$eq)	9,437	Label Bas-Carbone méthode Boisement

Carbon credits

Carbon credits planned to be cancelled in the future and cancelled this reporting year are disclosed in the tables below (Table 23 and Table 24):

Table 23 – Carbon credits planned to be cancelled in the future

Carbon credits planned to be cancelled in the future	Amount until (period)
Total (tCO$_2$eq)	40,728

Table 24 – Carbon credits cancelled in the reporting year (FY25)

Carbon credits cancelled in the reporting year	FY25
Total (tCO$_2$eq)	296,559
Share from removal projects (%)	3%
Share from reduction projects (%)	97%
Gold standard (%)	97%
Label Bas-Carbone méthode Boisement (%)	3%
Reversals	0
Share from projects within the EU (%)	47%
Share of carbon credits that qualify as corresponding adjustments (%)	0%

Internal carbon pricing

As part of the Group's forecasting and budgetary processes, carbon pricing is a key consideration in determining the merits of new fuel efficiency (Scope 1 emission reduction) projects. Recent examples where internal carbon pricing was applied include:

- fleet renewal/purchasing;
- the use of new technology software to reduce fuel burn;
- the retrofit of the Boeing 737-800NG fleet with split scimitar winglets; and
- the uplift of SAF.

As c.89% of flights are in scope for an ETS scheme, the ETS price is the most applicable carbon price and is the price used internally as part of decision making. This price traded in a range of c.€60 – €85 per CO_2 tonne in FY25.

The Group applies a singular uniform carbon price as part of the decision-making process across all group airlines and regardless of decision type.

Price determination

Intra-European flights are required to adhere to the ETS whereby emissions on these flights are subject to the Cap and trade scheme. As c.89% of the Group flights are in scope for ETS, the ETS price is the most effective carbon price and is the price used internally as part of decision making. The Group expects pricing to change in line with changes in the EU ETS and UK ETS pricing schemes. Additionally, should the Group's exposures change to such an extent that ETS is not the dominant carbon pricing mechanism (e.g., CORSIA pricing becomes more prevalent), the Group will evolve it's pricing approach.

The internal Group price of carbon will change in line with changes in the market pricing of ETS.

100% of Scope 1 and Scope 3 (category 3) emissions are covered by the Group's internal carbon pricing scheme.

Table 25 – Price determination metrics

Types of internal carbon prices	Volume at stake (tCO₂eq)	Prices applied (€/tCO₂eq)	Methodology/ Perimeter description
CapEx shadow price	18,863	€60 - €85	Volume reflects emissions associated with new aircraft purchases
Internal carbon fee or fund	19,978,881	€60 - €85	Volume reflects emissions from aircraft (Scope 1 and Scope 3 – Category 3)

ESRS E2 – POLLUTION
1. Impact, risk, and opportunity management

Table 26 – E2 – Pollution

Pollution of air				
E2-IRO15	Negative Impact	Own Operations	Short-term	Ryanair have a negative impact on the environment due to air pollution from non-GHG emissions (e.g., nitrous oxides)

The Group does not have a key dependency on communities within its operations as per the output of the DMA. Further research is required to better understand the impact on communities from non-GHG emissions.

Policies related to pollution
The Group Environmental Policy (2024) sets out the guidelines the Group will strive towards to achieve our Pathway to Net Zero. One of the key topics this Policy addresses have been identified through the Group's DMA and focuses on the IROs identified as part of the DMA, namely:

• Pollution of Air

For detailed information on the Group Environmental Policy (2024), please refer to Table 12 on page 66.

Actions and resources related to pollution
For detailed information on pollution-related actions, please refer to Table 13, "Actions and resources for the reporting year" on page 67. The areas outlined in this table primary relate to actions to reduce fuel consumption which in turn can result in lower air pollutants being released.

From January 2025, the Group is required to take part in the EU's MRV of non-CO₂ effects. The Group will monitor and submit data to the relevant competent authorities annually in this regard. When further research has been performed, and the exact role that aviation's non-GHG emissions have in climate change is established, an action plan will be developed to address the issue. However, most steps will be out of the control of the Group.

2. Metrics and targets
Targets related to pollution.
The Group has not set any specific non-GHG reduction targets. The Group will track the effectiveness of the policy measures undertaken by monitoring policy outcomes from the European Commission in relation to pricing of non-GHG emissions.

Air pollutants
The main environmental contributions from non-GHG emissions in aviation come from the formation of persistent contrails and particularly the resulting aviation-induced clouds, as well as from the chemical atmospheric reactions driven by NOx emissions. While the scientific understanding of the climate impact of NOx has evolved over the last decade, the confidence level on the magnitude of the impact remains low. Flying also produces other various non-GHG effects, including sulphur dioxide ("SO2"), water vapour, soot and aerosols.

The pollutants listed in Annex II of Regulation (EC) No 166/2006 of the European Parliament and of the Council deemed as relevant are:

• Carbon monoxide ("CO");
• Nitrogen oxides ("NO$_x$");
• Sulphur oxides ("SO$_x$")/ SO2;
• Particulate matter ("PM10"); and
• Non-methane volatile organic compounds ("NMVOCs") (including Benzene, Ethylbenzene, Toluene, Xylene).

RYANAIR GROUP   ANNUAL REPORT 2025

Even though NMVOCs are produced as part of the exhaust of emissions of aircraft engines, as cited by the European Environment Agency ("EEA") (2023) it is recognized that very few experiments have analysed the exhaust gas from aircraft turbines in detail. As these pollutants are not included in the EEA's calculator methodology, as well as acknowledging aforementioned challenges related to measurement of NMVOCs, and relatively smaller share of these pollutants (in comparison to other such as CO_2), calculation of the associated emissions for these species was not included.

Table 27 – Air pollutants specific loads

	Amount (mt)
Carbon monoxide	16,989
Nitrogen oxides	77,366
Sulphur oxides	4,391
Particulate matter	549



Methodologies and assumptions

Flight emissions are dependent on a number of factors, including times in mode, fuel flow rates, and emission indices in these different modes. Current practices rely on estimation of aircraft emissions in the LTO cycle using the ICAO Engine Exhaust Emissions Databank (which assumes constant values of thrust settings, times in mode, fuel flow rates and emission indices for the different phases of the LTO cycle) and the EEA's calculator, which factors in these assumptions for the calculation.

In the estimation of air pollutants, master emission calculator (Annex 1) to EEA's Guidebook (2023) was used. The calculator estimates the fuel consumption and the corresponding emissions for a large number of aircraft types for different stage lengths and with an LTO cycle based on ICAO and European average time assumed. The methodology factors in aircraft specific LTO emission factors and average emission factors for the climb, cruise, and decent phase, which are embedded in the calculation model. This calculation is not validated by an external body. The use of representative emission factors may contribute to 'uncertainty'. It is difficult to calculate a quantitative uncertainty estimate.

Note: The Group identified no material risks or opportunities in its DMA related to pollution.

ESRS E5 - RESOURCE USE AND CIRCULAR ECONOMY

1. Impact, risk, and opportunity management

Table 28 – Resource Inflows including Resource Use and Circular Economy related IROs

Resource Inflows including Resource Use				
E5-IRO16	Risk	Own Operations	Medium-term	It is possible the Group's activities may be disrupted due to resource scarcity, specifically in relation to jet fuel.

Policies related to resource use and circular economy

The Group's Environmental Policy (2024) ("Policy") sets out the guidelines the Group will strive towards to achieve our environmental goals including the efficient use of resources. The key topics this Policy addresses have been influenced by Group's DMA and focuses on the IROs identified as part of the DMA, namely:

• Resources inflows (focused on resource scarcity as it relates to jet fuel).

The Policy notes the Group's use of newer more fuel-efficient technologies which reduce the Group's requirements on conventional (fossil) aviation fuels. Additionally, the Policy notes the Group's plans to increase SAF usage. For detailed information on the Group's Environmental Policy (2024), please refer to Table 12 on page 66.

Actions and resources related to resource use and circular economy

Jet fuel is subject to wide price fluctuations because of many economic and political factors and events occurring throughout the world that the Group can neither control nor accurately predict. The events include increases in demand, sudden disruptions in supply and other concerns about global supply, as well as market speculation.

The Group has a strong relationship with multiple jet fuel suppliers and conducts an annual tender with each of its jet fuel suppliers. As part of the tender process, the security of supply is assessed.

The Group has a strategy for increased fuel efficiency (in line with SBTi target), as well as increased deployment of SAF. SAF is defined as renewable or waste-derived aviation fuels that meets sustainability criteria. They can be made from, depending on the pathway and feedstocks, renewable biomass, and waste resources. The Group's objective is to only procure SAF that complies with Annex IX of RED II.

For more information on resource use related actions, please refer to Table 13 , "Actions and resources in relation to climate change policies", page 67.

2. Metrics and targets

Targets related to resource use and circular economy

For detail on how the Group set up its resource use targets, please refer to Table 15 on page 69.

These targets focus on the minimisation of primary raw material and sustainable sourcing (i.e. improving fuel efficiency and reducing reliance on conventional aviation jet fuel). The targets do not focus on increasing circular product design, or material use rate or waste management (no waste hierarchy applicable).

Resource inflows

Resource inflows are the raw materials used by a company and it was found to be material as part of the DMA. The Group's most material resource inflow is jet fuel. The total consumption of jet fuel is outlined in the table below.

The Group will also continue to increase its use of SAF. From January 2025, the ReFuel EU and UK SAF blending mandates (2% blend) became applicable. Research has shown that SAF can reduce the mass and number of soot particles emitted, which in turn could potentially decrease the lifetime of contrail cirrus clouds. SAFs typically have a lower aromatics content than conventional jet fuel and could also provide benefits related to local air quality at airports.



Table 29 includes information related to products sustainably sourced, reused or recycled.

Table 29 – Products sustainably sourced, reused or recycled

	Tonnes ('000's)
Total weight of products	5,227
% Sustainably Sourced	0%
Weight of secondary products	25
% of secondary products	0%

Methodologies and assumptions
The Group determines jet fuel usage based on a combination of on-board measurement equipment and invoices from jet fuel suppliers.

ESRS S1 – OWN WORKFORCE

1. Impact, risk, and opportunity management

Table 30 – Own Workforce IROs

Working Conditions				
S1-IRO17	Positive Impact	Own Operations	Long-term	The Group's prioritisation of the safety and security of our people through a comprehensive and robust safety management system and extensive & safety training.
S1-IRO18	Risk	Own Operations	Short-term	The possibility of occupational accidents occurring if the Group's health and safety standards are not adhered to.
S1-IRO19	Risk	Own Operations	Short-term	The potential increase in operational costs if the Group and our unions do not cooperate on issues that lead to strikes and other disruptions.
S1-IRO20	Opportunity	Own Operations	Short-term	Collective bargaining allows us to manage workforce related issues (most notably in respect of flight crew who represent the biggest proportion of our people) in a timely manner and fosters positive employee and employee representative relationships. Efficiencies realised from this could drive positive financial opportunities for the business, and help to reduce costs associated with litigation action, and/or employee attrition.
S1-IRO21	Positive Impact	Own Operations	Short-term	The Group delivers a positive impact to employees through the provision of secure employment. Whilst complying with relevant regulations, secure employment also benefits employees by promoting well-being, increasing productivity, improved job satisfaction and drives career development.
S1-IRO22	Positive Impact	Own Operations	Medium-term	The Group provides for a positive work-life balance, through the implementation of the Group's various workforce-related policies including annual leave and flexible working.
Equal treatment and opportunities for all				
S1-IRO23	Positive Impact	Own Operations	Medium-term	The Group promotes an inclusive working environment including having a Gender, Diversity & Inclusion Committee that helps promote and supports diversity initiatives throughout the Group.
S1-IRO24	Positive Impact	Own Operations	Medium-term	The Group creates an inclusive and fair working environment by enforcing its Non-Discrimination Policy (2025).
S1-IRO25	Positive Impact	Own Operations	Medium-term	The Group offers excellent training and promotional opportunities to help upskill our people and assist with their career development. This includes training of cadets, pilots, cabin crew and engineers.
S1-IRO26	Opportunity	Own Operations	Medium-term	The Group can increase its productivity and ensure continued high quality through its training and development programme.

Material IROs and their interaction with the Group's strategy and business model

The Board developed an action plan to address areas for improvement, including forward planning and retention of an adequate skillset mix within the Board and its Committees while enhancing Board diversity during a period of refreshment with several long-serving NEDs retiring in FY25 and FY26. The Group's Human Resources ("HR") team are responsible for day-to-day workforce management. It is responsible for recruitment, training, rostering, industrial relations, internal communications and the diversity, equality, and inclusion agenda.

The Group's Scenario Analysis or DMA have not identified any negative impacts on its own workforce that result from the Group's work towards its ambitious environmental goals. All positive impacts related to the Group's own workforce occur in the Group's own operations. The Group's material risks and opportunities concerning collective bargaining, are associated with the flight crew segment of the workforce. Labor relations could expose the Group to risk. In December 2017, the Group announced its decision to recognize trade unions for collective bargaining purposes. Since then, most Group airlines have concluded Collective Labor Agreements ("CLAs") with trade unions in key markets. The CLAs concluded to date vary by country but include agreements on recognition, seniority, base transfers, promotions, pay and rostering arrangements. There may be a push for legacy type working conditions which, if acceded to, could decrease the productivity of crew, increase costs and have an adverse effect on profitability.

Ryanair Group airlines and their union partners have negotiated multiple CLA's since 2017. Initial agreements were reached in 2018 -2019 following the decision to recognize trade unions for collective bargaining. During the Covid crisis the Company negotiated emergency job protection agreements with unions for temporary pay cuts to avoid job losses. Pay under these emergency agreements was due to be restored from 2022 to 2025, however Ryanair concluded agreements with the majority of unions in 2022 which accelerated pay restoration with pay fully restored by December 2022. Since then the Company has reached long term agreements with pilots and cabin crew in most major markets that set pay rates and protect the Company's people productivity model. CLA's are in place covering employed pilots and cabin crew in all major markets with agreements typically lasting 3 to 5 years. No agreements expired in FY25. Whilst these agreements set pay and conditions for the coming years, high inflation in the general economy, a global recession and a shift in market conditions could lead to unrealistic expectations by trade unions and excessive pay demands that could lead to labor unrest.

The Group's employees include aircrew, engineering, ground operations and office staff. For more information on the Group's types of employees and non-employees in the workforce, please refer to page 94.

All people in our workforce who could be materially impacted (positively or negatively) by the Group's activities and its direct or indirect business relationships are included in the scope of the ESRS 2 disclosures. This understanding has been developed through ongoing workforce engagement as outlined below. None of the Group's own workforce are particularly vulnerable to impacts or are marginalised, and all employees are contractually based in jurisdictions which are not vulnerable to significant risks of incidents of forced labor or compulsory labor (as defined by its prevalence in the Global Slavery Index).

Stakeholder Engagement

The Group engages with its stakeholders to incorporate their interests into our policy frameworks. For more information on our stakeholder engagement please see the "Value chain and stakeholder analysis" section on page 38.

Table 31 – Policies related to Own Workforce

Policy	IRO	Description of key contents	Scope of policy	Accountable for implementation	Internationally recognised instruments	Availability
Group's Safety Strategy (2025-2029)	S1-IRO17 S1-IRO18 S1-IRO21	The Group have identified 5 Focus Areas and 14 Strategic Safety Goals which take account of • Management of Change • Key Operational Risk Areas ("KORAs") • SMS Continuous Improvement • Aviation Security • Group Operations	All Group employees and non-employees in the workforce, including aircrew, engineering, ground operations and office staff	• The Group's Safety Committee • Group's Chief Risk Officer • Accountable Managers of each of the Group's Airlines	• EASA Part 145 and UK CAA Aviation Authority, (including the IAA, TMCAD Malta, the Polish CAA and the UK CAA) • Category IIIA landings (automatic landings with minimum horizontal visibility of 200 meters and a 50 feet decision height)	Internally Publicly
Group's Freedom of Association Policy (2025)	S1-IRO19 S1-IRO20	The Group's Freedom of Association Policy (2025) governs its approach to Labor Relations. It sets out the Company's commitment to promoting an open and inclusive workplace. It also sets out the Company's recognition and respect of the right of its people to associate freely, to join or form part of a trade union and bargain collectively. We recognize freedom of association for all.	All Group employees and non-employees in the workforce, including aircrew, engineering, ground operations and office staff	• The Chief People Officer	ILO Declaration on Fundamental Rights and Principles at Work, including the ILO declaration on the freedom of association and the right to collective bargaining	Internally Publicly
Group's Non-Discrimination policy (2025)	S1-IRO23 S1-IRO24	The Policy details specific procedures to prevent and mitigate discrimination, including how employees can raise issues or file reports regarding discrimination-related incidents in the workplace	All Group employees and non-employees in the workforce, including aircrew, engineering, ground operations and office staff	• The Chief People Officer	The non-discrimination policy (2025) is in line with Article 1 of the Universal Declaration of Human Rights, all of our people are born free and equal in dignity and rights. The Group adheres to the ILO conventions on discrimination and the policy is aligned with this. We do not note alignment with other policies such as "UN Guiding principles on Business and Human Rights" and "The OECD Guidelines for Multinational enterprise" despite the overlap in principles.	Internally Publicly
Group's Code of Conduct (2025)	S1-IRO21 S1-IRO22 S1-IRO25 S1-IRO26	Please refer to the "Business conduct policies and corporate culture" section on page 109.				

Note: For more information on the Group's agreements with worker's representatives, please refer to the "Collective Labor Agreements ("CLAs")" section on page 88.

Safety & Security

The SMS provides for the end-to-end management of the Group's safety performance and includes processes for effective information gathering, analysis, audit, and follow-up. To facilitate this oversight, control and supervision, the Group utilises an online system which is certified to the below standards:

- ISO 9001:2015;
- ISO 14001:2015;
- ISO 27001:2013;
- ISO 45001:2018; and
- ISO 26000.

The Group has not had a single customer or staff fatality in its 40-year operating history. This is primarily due to the comprehensive training and the rigorous procedures the Group has in place and the hard work of all colleagues throughout the Group. Management actively encourages flight crews to report any safety-related issues through the Safety Reporting system, which is available online. Also available to crew is the Ryanair Confidential Reporting System ("RCRS") which affords personnel the opportunity to report directly to Safety Officers any event, error, or discrepancy in operations that does not fall into the category of a mandatory report required by regulation, and they do not wish to report through standard reporting channels. The Company uses the de-identified information reported through all reporting channels to modify training and/or procedures and improve flight operations standards as necessary. Additionally, the Group promotes the use of CHIRP, a confidential reporting system that is endorsed by the UK CAA as an alternative confidential reporting channel.

Non-Discrimination and harassment

The Group's Non-Discrimination policy (2025) focuses on the importance of equality, diversity, and the elimination of discrimination irrespective of gender, age, disability, ethnic or racial origin, religion, belief, or sexual orientation.

The policy referenced above also details specific procedures to prevent and mitigate discrimination, including how employees can raise issues or file reports regarding discrimination-related incidents in the workplace to the HR department who will investigate the allegation in full and take corrective action as it deems warranted under the circumstances.

Human Rights

As noted in the Group's Code of Business & Ethics (2025), specifically the Slavery and Human Right Trafficking Statement, the Group does not tolerate any infringement of human rights, including the use of forced, compulsory or trafficked labor, or anyone held in slavery or servitude (whether adults or children) in any part of the business or supply chain.

Annual training on the Group's Code of Business Conduct and Ethics (2025) takes place. Reporting mechanisms and other information on can be found in the "Business conduct policies and corporate culture" on page 109.

Processes for engaging with own workforce and workers' representatives about impacts
Workforce engagement

The Chief People Officer has operational responsibility to ensure that workforce engagement occurs. Additionally, a NED is appointed to oversee Workforce Engagement. This NED attends Workforce Engagement consultation panels across the workforce and brings the feedback from these sessions back to the Board. This ensures that our people's voice is considered in Board decision making.

These consultation panels are held with workforce representatives from across the network, including pilots, cabin crew, engineering, ground operations, office support and Labs teams. The mix of attendees at each panel discussion (held with each group annually), provide valuable insights into the working conditions of our people.

The Group assesses the effectiveness of workforce engagement based on the valuable insights gained as part of the workforce engagement consultation panel discussions.

As noted earlier, Eamonn Brennan is the NED with oversight of workforce engagement. The Board includes Workforce Engagement as an agenda item at least quarterly. During FY25, Eamonn Brennan (as Workforce Engagement NED) built upon previous panel engagements and hosted several panel discussions with various teams including our cabin crew, engineers, ground ops, Labs team, office support staff and pilots. The mix of those in attendance at each of the panel discussions provided valuable insights into the working life of our people. Suggestions made at various panel discussions have subsequently been incorporated by the Group, including improvements to operational planning, staff travel and staff benefits. Eamonn Brennan reported to the Board on workforce engagement at least quarterly during FY25.

Regular meetings are held with union committees where updates are shared. The union committees have the opportunity to discuss any issues raised by their members. Generally, the unions will submit an agenda in advance of the meeting setting out the topics they wish to discuss. Such topics are typically addressed during the meeting and/ or through correspondence.

Collective Labor Agreements ("CLAs")
CLAs cover a number of areas including pay, benefits, working hours, roster, annual leave, promotions, transfers and other important topics. 97% of the Group's pilots and cabin crew are covered by long term CLAs. For CSRD reporting purposes, the Group expanded the boundary of this metric to now include all employees (which includes administration and ground crew). This is reported in the "Collective bargaining coverage and social dialogue" section below.

CLAs are negotiated by HR, relevant Line Managers as well as the workforce representatives and union officials. These negotiated CLAs demonstrate effective and positive engagement between the Group, its union partners, and its employees.

Collective bargaining constitutes a material opportunity for the Group, as it enables the Group to address issues raised by employees and agree long term CLA's with employee groups. These in turn provide security and stability on pay and working conditions for the employees covered.

The Group's employees not covered by union CLAs can be represented by Employee Relations Committees ("ERCs"). An ERC includes a group of representatives, selected by employees (not represented by trade unions) in a specific department, which meets management to discuss any issues. ERCs allow groups which have chosen not to be represented by trade unions to negotiate with management and raise issues on behalf of their colleagues. These meetings allow the Group to provide important Company updates and identify any emerging issues.

Processes to remediate negative impacts and channels for own workers to raise concerns
Remediation and channels to raise concerns.
During the DMA exercise, the Group did not identify any material negative impacts related to own workforce. However, the Group has identified certain processes that help prevent potential material negative impacts from arising (e.g. Grievance Procedure).

Employees can make a report of a concern of whistleblowing internally. For more information on specific channels for raising whistleblowing-related concerns, and the policies in place to protect individuals or workers' representatives that use these channels against retaliation please refer to "ESRS G1 Business Conduct" on page 108.

HR track emerging trends and patterns brought to their attention within specific markets through a dedicated helpdesk for staff to contact internal departments across the network. This allows HR to get an insight of the employees' queries and concerns which may also be addressed in subsequent representation meetings or through management communication on other initiatives. The Group also hosts regular forums with relevant personnel to provide Company updates, updates specific to the country the team operates in and allows our people to ask questions of management.

For information on the Group's specific channel to report safety-related concerns and how the Group tracks and monitors such issues raised, please refer to the "Safety & Security" section on page 87.

The Group's grievance procedure provides its people with an accessible process to address work related problems or issues. The full grievance procedure is listed in the "Group's Rough Guide" (an onboarding document), which is provided to all new joiners, and which is accessible to all employees working within the Group via the internal company platform fleethub. This procedure ensures that issues are resolved in a prompt, consistent and fair manner.

The Group ensures that employees are made aware of these structures to raise concerns by incorporating the CBCE into the induction process. At-risk functions are offered training on the CBCE and the Policy annually. Training is provided to at-risk functions at least annually, and to all new employees in at risk functions on joining the Group to maintain up to date knowledge on the Group's business conduct compliance programme. In the context of the CBCE, at-risk functions are defined as people managers, as well as members of the Finance, Commercial, Legal and HR teams, the Executive Team and Board members. The volume of reports on the channels are an indicator that staff trust the process/channels and have no reservations in reporting anything they see fit, please see the "Whistleblowing" section for more information on page 113.

Taking action on material impacts on own workforce and approaches to managing material risks and pursuing material opportunities related to own workforce, and effectiveness of those actions.

Actions and metrics to manage IROs
Please note that during the DMA exercise, the Group did not identify any material negative impacts. As such, no actions are disclosed in relation to the remedy/mitigation or prevention of material negative impacts.

To deliver positive impacts, mitigate risks and pursue opportunities for its own workforce, including aircrew, engineering, ground operations and office staff the Group has taken the following actions (see Table 32), all of which are carried out continuously, and intended to be completed on a short-term basis.



Table 32 – Actions related to Own Workforce

IRO	Value Chain	Action(s) to improve social outcomes, mitigate risks and pursue opportunities	Expected Outcome	Tracking effectiveness	Metrics
S1-IRO17 S1-IRO18	Own Operations	1. As part of the unwavering commitment to safety, the Group continues to invest in and develop its SMS to ensure it is robust and facilitates the Group's goal of continuous improvement. This system provides a platform for end-to-end management of our safety and operational processes and includes processes for effective documentation, information gathering and audit. 2. The Group will continue to build on its achievements which include: the safe introduction of the Boeing 737-8200 "Gamechanger" into our fleet; the successful roll out of the Group's Aircraft Communication Addressing and Reporting System ("ACARS"); and the successful launch of a new safety communications app to our pilots. Internal staff safety surveys are carried out to help identify potential aviation safety and/or security issues before they arise. 3. The Group also has a rigorous procedure in place to review any incidents and accidents that do occur. The Group take on board any learnings the Group can and implement them into the Group's SOPs when appropriate. Our pilots and cabin crew are required to receive safety and emergency procedures training every 12 months. 4. Although the Group seeks to maintain its fleet in a cost-effective manner, management does not extend the Group's low-cost operating strategy to the areas of safety, maintenance, training, or quality assurance.	The Group will maintain its robust safety processes.	The Group Safety & Security Committee reviews and discusses air safety and security performance.	Health and safety metrics Table 39 – page 96.
S1-IRO19 S1-IRO20	Own Operations	1. To avoid the risk of industrial action, the Group holds regular meetings with recognised trade unions to discuss matters raised by employees via our union committees and negotiate long term collective agreements. Some industrial action is inevitable in a unionised environment. 2. The Group's employees not covered by CLAs are represented by ERCs. An ERC includes a group of representatives, selected by employees (not represented by trade unions) in a specific department, which meets management to discuss any issues. These meetings allow the Group to provide important company updates and act as an early warning for any emerging negative issues.	The Group will minimise industrial action.	The Group assesses the effectiveness of workforce engagement based on the valuable insights gained as part of the workforce engagement consultation panel discussions.	Collective bargaining coverage and social dialogue Table 37 – page 95.

91

IRO	Value Chain	Action(s) to improve social outcomes, mitigate risks and pursue opportunities	Expected Outcome	Tracking effectiveness	Metrics
S1-IRO21	Own Operations	1. The Group's employees are covered by social protection through State programmes in the relevant jurisdictions the Group operate from. 2. All countries with Group base operations provide appropriate legislated family related leave entitlements. The Group's employees are entitled to annual leave as set by European and national legislation (at a minimum) as well as applicable CLAs.		The HR & rostering systems track statutory leave to ensure entitlements are delivered.	Characteristics of undertakings employees Table 33 – page 93.
S1-IRO22	Own Operations	1. The Group prioritises work-life balance through the roster pattern of its workforce. Pilots typically work 5 days on 4 days off fixed roster and cabin crew work 5 days on and 3 days off fixed roster. These roster patterns give crew stability and planned time off. 2. Cabin Crew and Pilots (who represent the majority of the Group's own workforce) are covered by strict Flight Time Limitations ("FTLs"), meaning they cannot fly in excess of 900 hours per calendar year (which equates to approximately 17 hours per week). Annually, pilots benefit from an average of 162 off days, whilst cabin crew benefit from an average of 135 off days in addition to applicable annual leave entitlements. 3. The Group offer crew and pilots the opportunity to work flexi-rosters including early or late duties only and part-time rosters. Depending on operational requirements across the network, flight crew have an opportunity to benefit from extra time off on our roster. Voluntary time off ("VTO") becomes available at short notice via the Group's Connect App. 4. Flight crew are notified of VTO available in their bases, and voluntarily choose to accept this additional time off. The introduction of VTO has allowed crew more flexibility in their working lives. 5. The Group has a number of employees across its engineering, ground operations and office locations who work on fixed shift patterns with the remainder of colleagues working the standard 5 days on 2 days off. 6. A hybrid remote working arrangement is also available for the majority of office-based colleagues.	The Group will continue to prioritise its workforce's work-life balance.	Please refer to the "Remediation and channels to raise concerns" section, page 88	Adequate wages – page 95. Characteristics of undertakings employees Table 33 – page 93

IRO	Value Chain	Action(s) to improve social outcomes, mitigate risks and pursue opportunities	Expected Outcome	Tracking effectiveness	Metrics
S1-IRO23 S1-IRO24	Own Operations	1. One of the Group's challenges, along with all other airlines, is the low female representation in the pilot cohort. In fact, only 11% of 2024 pilot applicants were female. To address this, the Group launched a Zero Limits campaign in FY24 as part of International Women's Day ("IWD") to address the lack of visible role models for young women who may consider a career in aviation. A number of female students from across Ireland and the UK were invited to attend talks to hear inspirational stories and receive advice from the Group's female role models across all departments. The students were also given the opportunity to take a tour of the State of-the-Art Airline Flight Academy in Dublin and meet with female pilots to learn tips on how they can embark on an academic and professional journey within the aviation industry. 2. The Group is an official partner with Trinity Centre for People with Intellectual Disabilities ("TCPID"). The TCPID provides people who have intellectual disabilities with the opportunity to participate in a higher education programme designed to enhance our capacity to fully participate in society as independent adult through work placements. The aim of the course is to give students a route to third level education and access to a work environment.	The Group will continue to increase the visibility of female aviation roles.	The Group tracks and assesses the effectiveness of these actions based on any complaints received in relation to a lack of workforce diversity.	Characteristics of undertakings employees Table 33 – page 93. Diversity metrics Table 38– page 95. Incidents, complaints and severe human rights impacts Table 40 – page 96. Remuneration metrics page 96.
S1-IRO25 S1-IRO26	Own Operations	1. At 31 March, 2025, the Group owned and operated 10 state of the art, fixed base simulators as well as 9 Boeing 737-800NG, 9 Boeing 737-8200 and 1 A320 full flight simulators for pilot training. 2. In FY25, the Group expanded its East Midlands Training Centre by acquiring a second facility allowing for additional capacity across both facilities. In FY25, the Group took delivery of 1 Boeing 737-8200 full flight simulator at the East Midlands Training Centre. This investment is incurred in the normal course of business.	The Group will continue to invest in crew training.	Please refer to the "Workforce engagement" section, page 87.	The Group will report on 'Training and skills' metrics from FY26 (post phase-in provision)

Note: There is no significant, out of course spend, associated with implementing actions to grow opportunities or mitigate material risks.

2. Metrics and targets

Targets related to managing material negative impacts, advancing positive impacts, and managing material risks and opportunities.

Ryanair monitors the effectiveness of its social policies through various measures, as detailed in the Actions section. Progress is assessed annually, using indicators outlined in this section.

The Group is not disclosing information on targets (as required per ESRS S1-5) as the Group has chosen not to set any specific targets regarding workforce IROs at this time. This approach allows the Group flexibility to explore opportunities and respond quickly to the needs of the Group. This approach is reviewed annually.

Characteristics of the undertaking's employees

The Group has prepared its workforce related data for FY25, with reference to best practice, the definitions provided under the CSRD and leveraging other, long-established conventions. The Group has compiled the data using its HR records.

Table 33 – Employee headcount by gender as at March 31, 2025

Gender	Number of employees
Male	16,028
Female	9,923
Other	1
Not reported	0
Total employees	**25,952**

See Note 17 to the consolidated financial statements which also details headcount.

Table 34 – Employee headcount as at March 31, 2025, in countries the Group has at least 50 employees representing at least 10% of its total number of employees

Country	Number of employees
Spain	8,445
United Kingdom	3,954
Italy	3,245
Ireland	2,941
Other	7,367
Total employees	**25,952**

Table 35 – Information on employees by contract type, broken down by gender as at March 31, 2025

FY25 Employee Headcount				
	Female	**Male**	**Other / Not disclosed**	**Total**
Number of employees	9,923	16,028	1	25,952
Number of permanent employees	8,734	14,453	1	23,188
Number of temporary employees	1,189	1,575	0	2,764
Number of full-time employees	8,552	13,318	1	21,871
Number of part-time employees	1,371	2,710	0	4,081

In FY25, Ryanair did not employ any workers on non-guaranteed-hours contracts.

Table 36 – Information on Staff Turnover as at March 31, 2025

Staff Turnover (Number)	5,602
% of Staff Turnover	22%

The majority of turnover relates to seasonal workers in ground handling operations.

Methodologies and Assumptions

The Group bases its estimates and methodologies on historical experience, available information, and various other assumptions that it believes to be reasonable. For more information, please refer to the "Methodologies" section, page 118. The Group has prepared its workforce related data for the year ended March 31, 2025, with reference to best practice, the definitions provided under the CSRD and leveraging other, long-established conventions. To categorise its workforce, it has applied the following definitions:

- Employee – An individual who is in an employment relationship with the Group according to national law or practice:
  - a member of staff who is employed directly by the Group and who is paid directly by the Group.
- Non-employees – both individual contractors supplying labor to the Group ("self-employed people") and people provided by the Group primarily engaged in "employment activities":
  - someone who is employed directly by the Group but is paid through an agency or self-employed.
  - someone who is not employed directly by the Group but the company the Group works for has an exclusive contract with the Group and salaries are listed on the invoice.

Collective bargaining coverage and social dialogue

For more information on collective bargaining agreements, please refer to "Policies related to Own Workforce" section, page 86. Ryanair engages employee groups at a national level but no formal agreements are in place which were negotiated through European Works Council, Societas Europaea ("SE") Works Councils or Societas Cooperativa Europaea ("SCE") Works Councils. 84% of the Group's employees are covered by collective bargaining agreements. Below is an additional presentation of coverage by collective bargaining agreements and workers' representatives for EEA countries with significant employment (i.e. >10% of the total workforce).

Table 37 – Collective Bargaining Coverage / Social Dialogue

	Collective Bargaining Coverage	Social dialogue
Collective Bargaining Coverage Rate	**Employees EEA**	**Workplace representation (EEA only)**
0-19%		
20-39%		
40-59%	Ireland	
60-79%		
80-100%	Spain; Italy	Spain; Italy; Ireland

Diversity metrics

Table 38 – Gender distribution and age distribution in number and percentage

Distribution	Gender	Top management level	Percentage	Employee head count	Percentage
<30 years old	Female	-	0%	5,765	47%
	Male	-		6,360	
	Other / Not Reported	-		-	
30-50 years old	Female	1	50%	3,935	47%
	Male	4		8,356	
	Other / Not Reported	-		1	
>50 years old	Female	1	50%	221	6%
	Male	4		1,304	
	Other / Not Reported	-		-	

Adequate wages

The Group complies with all applicable national and European employment legislation including minimum wage and social benefit schemes. All employees are paid an adequate wage in line with this.

Health and safety metrics

Table 39 – Health and Safety Coverage metrics

Health and Safety Coverage	FY25
Percentage of employees who are covered by the undertaking's health and SMS system based on legal requirements and/or recognised standards or guidelines (head count basis)	100%
Number of fatalities of employees as a result of work-related injuries and work-related ill health	-
Number of fatalities as result of work-related ill health of other workers working on undertaking's sites	-
Number of recordable work-related accidents of employees	497
Rate of recordable work-related accidents of employees	10

Incidents, complaints and severe human rights impacts

Table 40 – Incidents, complaints and severe human rights impacts

Incidents/complaints related to human rights	FY25
Total number of substantiated incidents of discrimination, including harassment, reported in the reporting period	-
Number of complaints filed through channels for people in the Group workforce to raise concerns (including grievance mechanisms) and, where applicable, to the National Contact Points for OECD Multinational Enterprises excluding those already reported in the first row above	46
Total amount of fines, penalties, and compensation for damages as a result of the incidents and complaints relating to incidents of discrimination or harassment, and a reconciliation of such monetary amounts disclosed with the most relevant amount presented in the financial statements	-
Number of severe human rights incidents connected to the undertaking's workforce in the reporting period, including an indication of how many of these are cases of non-respect of the UN Guiding Principles on Business and Human Rights, ILO Declaration on Fundamental Principles and Rights at Work or OECD Guidelines for Multinational Enterprises. If no such incidents have occurred, the undertaking shall state this	-
Total amount of fines, penalties and compensation for damages for any cases of severe human rights incidents (forced labor, human trafficking or child labor), and a reconciliation of the monetary amounts disclosed in the most relevant amount in the financial statements.	-

The data has been collated based on records and complaints brought to the attention of the HR department. There were 13 allegations of discrimination made in FY25. Following investigation, none were deemed to be founded. Further information of the Group's disclosure process is outlined in Table 47 – Business conduct policies and corporate culture (on page 109).

No severe human rights incidents connected to the entity's workforce have occurred in the reporting period.

Remuneration metrics

The Group is an equal opportunity employer and is proud to employ the thousands of aviation professionals (both male and female) who work hard to deliver exceptional service and Europe's lowest fares to its customers. Our Pilots and Cabin Crew are covered by negotiated agreements, under which our female employees are paid the same pay rates as their male colleagues.

The gender pay gap is 51% while the annual total remuneration ratio of the Group CEO to the median annual total remuneration is 1:142. This figure does not represent unequal pay but rather gender imbalance, and all airlines are materially affected by the low proportion of females who choose to enter the Pilot profession and the low proportion of men who choose careers as cabin crew.

Assumptions / Methodology

The gender pay gap looks at the difference between the average pay of all men and all women across the whole business, regardless of job type or seniority. It is calculated as the difference between the average pay of female employees and male employees, expressed as a percentage of the average pay of male employees. 'Pay' means gross annual pay and the corresponding gross hourly pay.

The annual total remuneration ratio is the ratio between the remuneration of the highest paid individual in the Group and the median remuneration.

Data underlying metrics is for Ryanair DAC only. Excluding Group CEO pay, the information is based on a preparation date of end June, 2024. See page 118 for more details on Methodologies.

Actions to reduce Gender Pay Gap

The Group continue in our commitment to gradually increase the proportion of female pilots in the aviation industry through our social media campaigns and numerous initiatives including female representation at Pilot career promotion and recruitment events. Additionally, the Group will continue to ensure that all hiring practices are inclusive, promote diversity and are gender neutral.



ESRS S4 – CONSUMERS AND END-USERS
1. Impact, risk, and opportunity management

Table 41 – Consumers and End Users IROs

Information-related impacts for consumers and/or end-user				
S4-IRO27	Risk	Downstream	Medium-term	The possibility of fines and increased operating costs due to the Group's accidental loss or misuse of customer information.
S4-IRO28	Negative Impact	Downstream	Medium-term	Customer's personal information could be leaked if the Group does not maintain adequate processes, systems and safeguards (e.g., firewalls and encryption).
S4-IRO29	Positive Impact	Downstream	Medium-term	The Group has a positive impact on the lifestyle of customers through the provision of safe, affordable, reliable, and accessible flights at competitive prices across an extensive number of locations. The service enables customers to access new destinations safely and responsibly.
Personal safety of consumers and end users				
S4-IRO30	Positive Impact	Downstream	Medium-term	Maintaining a high level of health and safety.
S4-IRO31	Risk	Downstream	Medium-term	The reputational and operational impact of severe and/or fatal accidents to passengers caused by the Group's or its suppliers actions.

Material IROs and their interaction with our strategy and business model

The Group's customers subject to "material impacts by its own operations or through its value chain" are defined as 'passengers'.

The impacts related to the Group's passengers arise in the Group's downstream value chain. With the exception of the potential of accidents occurring as a result of supplier negligence, all other potential impacts would arise as a result of the Group's own activities. The Group's services have the potential to negatively impact on passenger's privacy rights and data protection. All material risks identified are integrated into the ERM with further detail disclosed in the "Risk Factors" section, page 164. Positive impacts on the Group's passengers arise through the provision of safe, affordable, reliable, and accessible flights at competitive prices across an extensive number of locations.

The Group's material risks relate to all passengers. There is no expectation of a risk of material adjustment for accounting purposes in the next reporting period as a result of the risks identified. The Group's resilience to each of its negative impacts and risks is detailed throughout this section.

The Board is responsible for overseeing management's assessment of major risks and there's a specific function responsible for current and emerging cybersecurity matters. Regular meetings are held with the Head of Information Security and the Chief Technology Officer ("CTO") to provide visibility of major issues and seek alignment with strategy.

Table 42 – Policies related to Consumers and End-Users

Policy	IRO	Description of key contents	Scope of policy	Accountable for implementation	Internationally recognised instruments	Availability
Information Security Policy (2024)	S4-IRO27 S4-IRO28	The purpose of the Information Security policy (2024) is to protect the Group's information assets and systems from all threats, whether internal or external, deliberate or accidental. The key contents covered by the policy include end user responsibility, media movement, clear desk, data disposal, email, communication and internet, password management, physical security, device security, third-party security, and cloud security.	The Information Security Policy (2024) applies to networks, systems, processes, people, and data (including commercial, employee and customer data) belonging to the Group or its clients. Networks are considered all physical, virtual and cloud networks owned, managed, or used by the Group. Systems include all hardware (e.g., servers, firewalls, etc.), devices (e.g., PCs, laptops and mobile devices) and software. Data assets include all physical media and electronic data formats.	• Board of Directors • CTO • Head of Information Security • Information Security Team	• ISO/IEC 27001 Information Security Management • PCI Data Security Standards • OWASP • SANS Institute • National Institute of Standards and Technology (NIST) – 800-53 Standard • Center for Internet Security (CIS) • EU General Data Protection Regulation ("GDPR")	Internally & Publicly
Privacy Policy (2025)	S4-IRO27 S4-IRO28	The Group's customer data is required to be processed in accordance with the Privacy Policy (2025) (which conforms to the Company Data Protection Policy approved by the Board) and in compliance with applicable laws, including the EU GDPR. The Group is committed to protecting customer privacy and takes its responsibility regarding the security of customer information very seriously.	The Group's Data Protection Team operates with a clear mandate: to mitigate risks, create a robust framework for data privacy, and ensure compliance with applicable laws.	• Group CLO • DPO • Data Protection Team	All personal data is collected and processed in accordance with EU, UK and various national data protection laws as applicable. • UK Data Protection Act 2018 • Irish Data Protection Act 2018 • EU GDPR	Internally & Publicly
Group's Terms & Conditions of Carriage	S4-IRO31	As a passenger airline, the Group has a commitment to treat all its passengers in accordance with applicable EU and national legislation. The rights of passengers that require special assistance is covered in Article 5 of these Terms & Conditions	The Group's Terms & Conditions of Carriage details the contractual basis on which the Group's airlines provide air transport services to its passengers.	• Director of Customer Service	• Regulation (EC) No 261/2004 of the European Parliament and of the Council of February 11, 2004, establishing common rules on compensation and assistance to passengers in the event of denied boarding and of cancellation or long delay of flights, and repealing Regulation (EEC) No 295/91. • The Air Passenger Rights and Air Travel Organisers' Licensing (Amendment) (EU Exit) Regulations 2019.	Publicly

Policy	IRO	Description of key contents	Scope of policy	Accountable for implementation	Internationally recognised instruments	Availability
Safety & Security Strategy (2025 - 2029)	S4-IRO29 S4-IRO30		For information on the Group's Corporate Safety Strategy policy (2025-2029), please refer to the "Policies related to Own Workforce" section, page 86. For information on how safety is incorporated in the Group's Supplier Code of Conduct (2024), please refer to the "Supplier Relationship management" section on page 114.			
Non-discrimination policy (2025)	S4-IRO31		The Group's Non-discrimination Policy (2025) sets out that our people must treat everyone fairly, equally and without discrimination irrespective of gender, age, disability, ethnic or racial origin, religion, belief or sexual orientation. For information on this policy, please refer to page 87. The Group adheres to the ILO conventions on discrimination and the policy is aligned with this. We do not note alignment with other policies such as "UN Guiding principles on Business and Human Rights" and "The OECD Guidelines for Multinational enterprise" despite the overlap in principles.			
Group's Code of Business Conduct & Ethics (2025)	S4-IRO31		As per the Group's CBCE, specifically the Slavery and Human Right Trafficking Statement, the Group does not tolerate any infringement of human rights, including the use of forced, compulsory or trafficked labor, or anyone held in slavery or servitude (whether adults or children) in any part of the business or supply chain. Please note that no severe human rights issues and incidents connected to the Group's passengers have been reported. Please refer to the "Business conduct policies and corporate culture" section, page 109.			
Group's Supplier Code of Conduct (2024)	S4-IRO31		A per the Group's Supplier Code of Conduct (2024), suppliers are expected to respect the Group's commitment to inclusion, diversity and respect of human rights. For information on this policy, please refer to the "Business conduct policies and corporate culture" section, page 109.			

Notes:

1. Please refer to General Terms & Conditions of carriage, Article 5 – Special assistance, sub-paragraph 5.2.3. for the Group's remedy measures for human rights impacts. These terms also outline the process for recording any complaint or disputes.

2. The passenger always has the right to make a complaint at any time to a supervisory authority. The Irish Data Protection Commission is one of the lead data protection supervisory authorities for the Group.

Processes for engaging with consumers and end-users about impacts

The Group is motivated by, and set actions based on, customer feedback. Monthly meetings are held with senior management to review progress on delivering actions and track our effectiveness on improving the Group's customer experience. The Group's approach to customer engagement is multifaceted and is led by Ryanair's Director of Customer Service.

After a successful launch of the "Day of Travel Assistant" in the Group app in FY22, the Group has continued to enhance the features available through this service, supporting passengers with information on boarding gates, boarding times, gate closure, updated Expected Time of Departures ("ETDs") in the event of delays, and videos explaining what is happening and what to expect next. The Group has an ongoing commitment to improving customer satisfaction across the customer journey and this is measured by regular post flight customer satisfaction ("CSAT") surveys and "mystery-passenger" flights. The Group continues to achieve industry leading results, surpassing internal targets and improving results year on year.

Every passenger who flies with the Group can rate their flying experience. For information on how the Group engages with passengers about impacts, please refer to the "Information on the Company" section on page 184. During FY25, we continued the success of the "We're Listening" initiative (first launched in 2021) by holding workshops with panellists representing 10 countries in both Madrid and Dublin. These events help the Group to stay in touch with our customers' needs and wants, particularly as the Group continues its self-service journey, and help the Group to evaluate the new technology it plans to launch and informs management on improvements they need to make to the website, mobile applications, and customer communications. The Group has delivered a new customer portal in the customer's My Ryanair account, allowing customers to interact with the Group through a secure service portal, providing timely responses to common questions and updates on refunds, claims and queries.

Assessment of passenger engagement

The Group's CSAT score is the key performance indicator that measures how satisfied our customers are across every aspect of our flight with us, from booking experience, through to our inflight experience.

The Net Promoter Score ("NPS") is a market research tool that is based on a single survey question asking respondents to rate the likelihood that they would recommend a company to a friend or colleagues – Would you recommend the Group to a friend? Each quarter the Group send a survey to customers to track their overall sentiment towards Ryanair. This survey is sent to a randomly selected pool of customers who travelled with the Group in the last year. The Group also run an annual brand 'benchmark' NPS tracker which is completed by a third-party research agency and surveys the Group sentiment to a panel of respondents beyond the Group customer base and assesses our performance relative to key competitors in each of our top markets.



Processes to remediate negative impacts and channels for consumers and end-users to raise concerns

Cyber Security

The Group has an incident response plan in place that sets out ways for people throughout the Group to identify, mitigate the impact of, and effectively deal with data breaches, as well as the Group's obligation to notify breaches to the relevant authorities. The plan determines timelines, roles, and responsibilities, placing the Head of Information Security and the Data Protection Officer ("DPO") at the centre of it.

The Group carries out Cyber Security Tabletop exercises. This is also a requirement as part of National Institute of Standards and Technology ("NIST") Framework engagements. The process is also reviewed as part of our Bi-Annual NIST Cyber Security Assessment carried out by a 3rd Party (NCC Group).

Contact Centres

The Group has a specialist multinational team of customer service experts dedicated to helping our customers when things do not go to plan. The Group's contact centres are its support channels for passenger queries. Passengers can contact these centres to ask about bookings and raise any issues they may have. The contact centres are also tasked with dealing with any data management complaints. Any issues raised through the Group's contact centres will be treated confidentially and in accordance with all data protection requirements. Passengers can contact any of the Group's contact centres through calls, chat, emails, or forms. Details on how to contact us feature prominently on the Group's website, its main way of communicating with customers. The contact centres have the aim of answering all customer queries in as timely and efficient manner as possible. To manage this performance and to monitor and track effectiveness of these channels, Group management receive daily reports that track all contacts on the Group's platforms including daily answer rates, wait time, etc. For passengers wishing to raise a concern with the Group, contact details are available on the Group's website.

The Group does not assess whether and how consumers are aware of and trust the channels it has in place for passengers to raise their concerns or needs, however the volume of engagement on the channels signals that the Group's passengers are aware. The Group is subject to the Consumer Protection Act. It contains clauses that discuss good faith and fair dealing.

Taking action on material impacts on consumers and end-users, and approaches to managing material risks related to consumers and end-users, and effectiveness of those activities

To deliver positive impacts for, or mitigate negative impacts and risks to, its passengers, the Group has taken the following actions, all of which are carried out continuously, and intended to be completed on a short-term basis.

The Group has taken the following actions to prevent, mitigate or remediate the material negative impact that may arise for passengers:

Table 43 – Mechanisms and actions to prevent, mitigate or remediate the negative impact

IRO	Value Chain	Action(s) to prevent, mitigate or remediate social outcomes	Tracking effectiveness
S4-IRO28	Downstream	**Ongoing training and awareness:** • Induction Training: Data protection is woven into the fabric of the Group from day one. During induction training, relevant colleagues receive comprehensive guidance on data privacy principles, our responsibilities, and the importance of handling data with care. By instilling this knowledge early on, employees are empowered to make informed decisions. • Recurrent Training: Staying up to date with evolving regulations is crucial. Data protection training is provided annually. This ensures that everyone remains informed about changes in laws, best practices, and emerging risks. Whether it is understanding the intricacies of the EU GDPR or learning about specific data handling scenarios, the Group's recurrent training keeps our team well-prepared. • Tailored Approach: One size does not fit all when it comes to data protection training. The Group's Data Protection Team identifies specific groups within the organisation that may require more frequent or specialised training. Whether it is a department dealing with sensitive customer data or a team handling employee records, targeted training ensures that everyone understands the nuances relevant to their roles. **Responsible data handling practices** • Purpose-Limited Processing: Processing data only for valid business purposes is emphasised. Collecting and retaining data beyond what is necessary not only increases risk but also goes against the principles of data minimisation. Colleagues are made aware that every piece of data handled must serve a clear purpose. • Best-Practice Data Handling: The Group's Data Protection and Information Security policies ensure that data handling, including encryption, access controls or transfers, aligns with business ethics' international best practice. Chapter 8 of the GDPR details the remedies available to customers if these processes are not followed. • Supplier engagement: As part of the Supplier onboarding process, a Data Protection Risk Assessment is carried out. If, during the relationship, the supplier has been found to fall below the data protection standards expected, the Group holds the right to terminate the contract. • Reviews and challenges: The Group's Data Privacy Policy is continuously reviewed by its Customer Service and Data Protection teams. Changes are reviewed by the Group's Data Protection Committee before publication.	• The Group is proactive with cyber security testing, frequently conducting simulated phishing tests. Individuals who fail the test are required to undergo additional training. • Audit-Driven Insights: Regular audits conducted by the Data Protection Team provide valuable insights. When audit findings highlight areas of concern or potential risks, the Data Protection Team responds promptly by providing targeted training. This proactive approach minimises the risk of inadvertent breaches and reinforces compliance. • It is the Data Protection Team's responsibility to track and monitor any privacy issues raised by the Group's customers and ensure the correct processes are followed.

IRO	Value Chain	Action(s) to prevent, mitigate or remediate social outcomes (continued)	Tracking effectiveness
		Assurance for stakeholders	
		• Compliance and Transparency: The Group is committed to regulatory compliance. Stakeholders, including customers, employees, and business partners, need assurance that our data is in safe hands. By adhering to data protection laws and best practices, trust is built and the Group's commitment to responsible data management is demonstrated. Should anyone wish to raise privacy concerns or needs directly, the Group's Privacy Policy (2025) on the Group website includes contact details.	
		• The Group's Data Protection Team is responsible for ensuring compliance with data protection regulations; it also champions privacy rights, educates colleagues, and ensures that it is understood across the Group that data protection is everyone's responsibility.	

The Group has taken the following actions to positively contribute to improved social outcomes for passengers:

Table 44 – Actions in place to improve social outcomes

IRO	Value Chain	Action(s)in place to improve social outcomes	Tracking effectiveness
S4-IRO29	Downstream	• The Group's management of delays saw the biggest year-on-year improvement (in terms of customer feedback), driven by better and more timely communications during disruptions through the Day of Travel feature on the Ryanair App. • Efforts across the inflight experience such as improved lighting, new customer announcements on board and commitment to aircraft appearance and overall ambience, resulted in a significant improvement in the customer experience. • New airport wayfinding and navigation branding alongside new pre-flight communications through our Day of Travel App contributed to an uplift in satisfaction with our Boarding experience. • Updates to our contact centre including interactive voice response and a reduction in centre wait times made a considerable, positive impact on our customer's interaction with our Customer Service team. • The Group has a specialist multinational team of customer service experts dedicated to helping our customers when things don't go to plan. Our customer contact centres work seven days a week, 364 days a year to deliver the standard of care our customers have come to expect.	For information on how the Group tracks and assesses the effectiveness of actions to positively contribute to social outcomes for customers, please refer to the "Processes for engaging with consumers and end-users about impacts" section, page 101.
S4- IRO30	Downstream	• Our pilots and cabin crew are required to receive safety and emergency procedures training every 12 months. • Management actively encourages flight crews to report any safety-related issues through the Safety Reporting system, which is available online. Also available to crew is the Group's RCRS which affords personnel the opportunity to report directly to Safety Officers any event, error, or discrepancy in operations that does not fall into the category of a mandatory report required by regulation, and they do not wish to report through standard reporting channels.	The Group has not had a single customer or staff fatality in its 40-year operating history. This is thanks primarily to the comprehensive training and the rigorous procedures the Group has in place and the hard work of all our colleagues throughout the Group.

Assessment of actions

• The Group developed an incident response plan to manage negative impacts to passengers, for more detail, please refer to the "Processes to remediate negative impacts and channels for consumers and end-users to raise concerns" section, page 102.

The Group has taken the following actions to mitigate material risks from arising for passengers:

Table 45 – Actions in place to mitigate material risks

IRO	Value Chain	Action(s)in place to mitigate social risks	Tracking effectiveness
S4-IRO27	Down-stream	• For information on how the Group uses responsible data handling practices to mitigate material risks, please refer to Table 43 – "Actions to prevent, mitigate or remediate the negative impact", page 103.	For information on how the Group tracks and assesses the effectiveness of actions to positively contribute to social outcomes for customers, please refer to the "Processes for engaging with consumers and end-users about impacts" section, page 101.
S4-IRO31	Down-stream	• The Group's has published a Supplier Code of Conduct (2024) that sets out the expectations the Group has for its suppliers, including health and safety expectations. The Group is reliant on some key suppliers to deliver a safe and high-quality service. The Group's key suppliers are subject to routine audit and inspection, control and oversight. The Group has service level agreements in place that clearly state the standards suppliers are expected to achieve and maintain. If the supplier is a regulated entity, the Group also leverages the work of the regulator to identify any issues and as a way to enforce high standards. The Group conducts risk assessments and appropriate audits with key suppliers to assess compliance with the Supplier Code of Conduct (2024). For more information on the actions the Group requires suppliers to take to mitigate the risk of a safety incident from occurring and the resources the Group allocates to the management of this action, please refer to the "Safety & Security" section. • Operating in a highly regulated industry like aviation, the Group welcomes the regulatory oversight and obligations that it must adhere to. The Group develops an annual safety audit schedule that takes account of regulatory requirements, additional Group Policies and Procedures, the size of the operation and the safety performance. • For information on the actions taken to mitigate the risk of safety incidents from occurring, and the resources the Group allocates to the management of this action please refer to the "Actions related to own workforce" section, page 90.	

Actions in place to pursue material opportunities.
The Group have not identified any material opportunities as part of the DMA exercise and therefore have not developed actions to pursue material opportunities.

Resource allocation
There is no significant, out of course spend, associated with implementing actions to grow opportunities or mitigate material risks or negative impacts.

2. Metrics and targets

Targets related to managing material negative impacts, advancing positive impacts, and managing material risks and opportunities.

Advancing positive impacts on consumers / end users

Ryanair's CSAT score is the key performance indicator that measures how satisfied our customers are across every aspect of their flight with us, from booking experience, through to their inflight experience. The Group has a CSAT target of 85% which is set internally and is reassessed annually. The Group's FY25 CSAT score was 86% (FY24: 85%).

The Group has chosen not to publicly set any specific targets regarding other consumer/ end user IROs at this time. This approach allows the Group flexibility to explore opportunities and respond quickly to the needs of the Group. This approach is kept under review.



ESRS G1– BUSINESS CONDUCT

1. Impact, risk, and opportunity management

Table 46 – ESRS 2 Corporate Culture, Protection of whistleblowers, suppliers and Corruption and Bribery IROs

Corporate Culture				
G1-IRO32	Risk	Own Operations	Short and Medium-term	The possibility of fines and reputational damage if there is unethical conduct by the Group's top management.
Protection of whistleblowers				
G1-IRO33	Positive Impact	Own Operations	Medium-term	Complying with laws and outlining a code of conduct protecting those that make protected disclosures allow employees to speak up and raise issues
Management of relationships with suppliers including payment practices				
G1-IRO34	Risk	Own Operations	Short and Medium-term	Potential of not fulfilling services due to damaged supplier relationships resulting from failure to comply with contractual agreements.
Corruption and Bribery				
G1-IRO35	Risk	Own Operations	Short and Medium-term	The possibility of fines and reputational damage resulting from breaching anti-corruption and bribery laws.

Material IROs and their interaction with our strategy and business model

Responsible conduct in compliance with legislation is a key element of the Group's corporate culture and is embedded in the Group strategy. The Group seeks to reduce the risk of misconduct and to positively influence employee retention through a responsible corporate culture. Through the protection of whistleblowers and by providing regular training on anti-corruption, the Group aims to promote transparency and prevent cases of corruption. The Group's resilience to material risks identified is detailed throughout this section.

Table 47 – Business conduct policies and corporate culture

Policy	IRO	Topics addressed	Description of key contents	Scope of policy	Accountable for implementation	Internationally recognised instruments	Availability
Group's CBCE (2025)	G1-IRO32 G1-IRO33 G1-IRO34 G1-IRO35	Corporate Culture Protection of Whistleblowers Corruption and bribery	The CBCE sets out the principles that constitute the Group's way of doing business including managing conflicts of interest and issues relating to the work environment.	This CBCE applies and is addressed to all persons working for the Group or on the Group's behalf in any capacity, including Directors, whether full-time, part-time, fixed-term and/or agency employees or contractors.	• The Board of Directors has overall responsibility for the CBCE. • The Group CEO and management at all levels of the Group are responsible for ensuring adherence to the CBCE. • The Internal Audit team monitor the implementation of the CBCE through the internal audit process. The Group CLO has day-to-day responsibility for monitoring and updating the CBCE.	The Group is committed to conducting business in an ethical fashion that complies with all laws and regulations in the countries in which the Group operate. • EU Whistleblowing Directive (2019/1937) • Protected Disclosures Act 2014 and the Protected Disclosures (Amendment) Act 2022 ("the 2022 Act") • EU and Irish data protection laws	Internally & Publicly
Whistleblowing Policy and Procedure (Within the "CBCE")	G1-IRO33	Protection of Whistleblowers	This policy is an internal procedure for the purposes of the Whistleblowing Directive and national implementing legislation.	The Group's Whistleblowing Policy and Procedures applies to all employees, workers, agency workers, interns, job applicants, Board members, shareholders, consultants, contractors, sub-contractors, trainees or volunteers, who may report a breach of which they became aware in the context of pre-contractual negotiations or during an employment/ engagement which has since ended.	• The Board of Directors has overall responsibility for the CBCE. • The Group CEO and management at all levels of the Group are responsible for ensuring adherence to the CBCE.	• EU Whistleblowing Directive (2019/1937) • Protected Disclosures Act 2014 and the Protected Disclosures (Amendment) Act 2022 ("the 2022 Act").	Internally & Publicly

Policy	IRO	Topics addressed	Description of key contents	Scope of policy	Accountable for implementation	Internationally recognised instruments	Availability
Group's ABAC Policy (2022)	G1-IRO35	Corruption and bribery	The ABAC Policy (2022) details the means in place to prevent, detect and address any potential incidents of corruption and bribery.	This Policy applies and is addressed to all persons working for the Group or on behalf of the Group in any capacity, including Directors, whether full-time, part-time, fixed-term and/or agency employees, contractors, external consultants, third-party representatives, and business partners.	• The Board of Directors has overall responsibility for this Policy. • The Group CFO has day-to-day responsibility for monitoring and updating the ABAC policy. • The Internal Audit team monitor the implementation of the ABAC Policy through the internal audit process.	• The Irish Criminal Justice (Corruption Offences) Act 2018, which aligns with the United Nations Convention Against Corruption • The U.S Foreign Corrupt Practices Act 1977. • The UK Bribery Act 2010. • The Italian Criminal Code (with particular reference to articles 316 et seq.). • The Italian Legislative Decree no. 231 of June 8, 2001. • The Italian Law no. 190 of 6 November 2012 (collectively, the Anti-Corruption Laws).	Internally & Publicly
Supplier Code of Conduct (2024)	G1-IRO34	Management of relationships with suppliers including payment practices	The Group's Supplier Code of Conduct (2024) sets out the Group's expectations on those who provide our goods and services. It complements the CBCE (2025). It details the Group's expectations on suppliers with regards to Health & Safety, Environmental & Energy Management, Non-Discrimination, Human Rights and bribery & corruption.	Must be adhered to by all of the Groups suppliers; third-party organisations that provide goods or services to or on behalf of the Group. This includes suppliers' officers, employees and third parties sub-contracted by a supplier. This Supplier Code of Conduct (2024) does not apply to individual contractors, agents, or intermediaries.	• Day-to-day management of the supplier relationship is delegated to the relevant relationship manager. • The Chief Sustainability Officer is responsible for the implementation of Supplier Code of Conduct (2024).	• The International Labor Organisation's (ILO) Declaration on Fundamental Principles and Rights at Work. • Modern Slavery Act 2015 (UK). • Criminal Law (Human Trafficking) Act 2008 (Ireland). • Criminal Law (Human Trafficking) (Amendment) Act 2013 (Ireland)	Internally & Publicly

Note: ABAC Policy (2022) – Management at all levels are responsible for ensuring those reporting to them understand and comply with this policy and are given adequate and regular training on it.

Anti-bribery and anti-corruption

Group's CBCE (2025)
The CBCE sets out the principles that constitute the Group's way of doing business including managing conflicts of interest and issues relating to the work environment. The CBCE also explains how those raising protected disclosures are kept informed of the investigation's progress/outcome. In the context of the CBCE, at-risk functions are defined as people managers, as well as all members of the Finance, Commercial, Legal and HR departments, the Executive Team and Board members. Employees are also bound by the terms of their contract of employment and the "The Group Rough Guide" which contains employees' terms and conditions of employment with the Group as amended from time to time.

Group's ABAC (2022)
The ABAC Policy (2022) details the means in place to prevent, detect and address any potential incidents of corruption and bribery. The onus is on the member of staff to report if a bribe has been offered or whether the Group suspect that any breach of the ABAC Policy (2022) has taken place. They should create a culture in which every employee and any third party to which the Group outsources work, knows that the Group will not tolerate bribery or any form of corrupt practice. Both the CBCE and the ABAC will be reviewed and, if necessary, updated. Any significant deviations from the CBCE or the ABAC Policy (2022) are reported to the Audit Committee.

Mechanisms to identify, report and investigate contradictions to Business Conduct policies and Corporate Culture
The CBCE and ABAC Policy includes details on the mechanisms of identifying, reporting and investigating any contraventions:

To prevent corruption and bribery, the Group has taken the following actions, all of which are carried out continuously, and intended to be completed on a short-term basis.

Table 48 – Actions related to Business Conduct

IRO	Value Chain	Action(s)in place to improve social outcomes	Metrics
G1-IRO32 G1-IRO33 G1-IRO34 G1-IRO35	Own Operations	**1. Identifying & Reporting** • The disclosure of a concern by an employee, worker, agency worker, intern, job applicant, Board member, shareholder, consultant, contractor, sub-contractor, trainee, volunteer, or a person who reports a breach of which they became aware in the context of pre-contractual negotiations or during an employment/engagement which has since ended, which that person reasonably believes involves or tends to show improper or illegal activities. • If the employee is offered a bribe, or are asked to make one, or if they suspect that any bribery, corruption or breach or non-compliance with this policy has occurred or may occur, the employee must notify their line manager or HR manager or write to or speak with any of the Group CFO, Group CLO, Chief Risk Officer, Chief People Officer, or the Chief Executive / Managing Director of their local operating company without delay. • In the event that the employee feels that they are unable to discuss this matter internally, they should refer to the Whistleblowing Policy and Procedures. The employee must clearly state that they wish for the report to be considered under the Whistleblowing Policy and they must provide a justification for the report being considered as such. Employees can also make a report of a concern of whistleblowing via third-party/external reporting channels: Reporters are encouraged to first disclose their concerns to the Group. Reporters are also entitled to make a report to the relevant prescribed persons listed on gov.ie or to the Protected Disclosures Commissioner if the reporter reasonably believes that the information the reporter discloses and any allegation in it are substantially true. **2. Investigating** • If a report is found to be within the scope of the CBCE policy and sufficient grounds for an investigation are established, a report will be thoroughly investigated by a competent, impartial person or persons. • Any person to whom this Policy applies who breaches this Policy will face disciplinary action, which could result in dismissal for gross misconduct. Breaches of the Anti-Corruption Laws could also subject the individual who committed the violation to civil or criminal penalties, including substantial fines and potentially lengthy imprisonment. Any person other than an employee who breaches this Policy may have their contract terminated with immediate effect. **3. Training and Prevention** • Training is offered to at-risk functions at least annually, and to all new employees in at-risk functions on joining the Group. In the context of the CBCE (2025), at-risk functions are defined as people managers, as well as all members of the Finance, Commercial, Legal and HR departments, the Executive Team and Board members. **4. Protection** • The Group is committed to ensuring no one suffers any detrimental treatment as a result of refusing to take part in bribery or corruption, or because of reporting in good faith their suspicion that an actual or potential bribery or other corruption offence has taken place or may take place in the future.	At-risk functions have an opportunity to attend regular training on the CBCE and ABAC Policy annually. CBCE training will form part of "Training and skills development metrics" reportable for the Group from FY26.

Whistleblowing

Table 49 – Action(s) to protect whistleblowers

IRO	Value Chain	Action(s)in place to improve social outcomes	Whistleblower Protection Feedback
G1-IRO32 G1-IRO33 G1-IRO34 G1-IRO35	Own Operations	**Reporting Channels** • The CBCE forms part of the induction process for all employees, and regular training on matters covered by this Code will be provided as necessary. All relevant employees have an obligation to attend regular training when requested and provided, review the materials provided and maintain up to date knowledge in relation to the Group's business conduct compliance programme. Training will be offered to all relevant employees at least annually, and to all new relevant employees on joining the Group. **Protection of whistleblowers** • The Group is subject to the Protected Disclosures Act 2014 and the Protected Disclosures (Amendment) Act 2022 ("the 2022 Act"). The 2022 Act transposes the EU Whistleblowing Directive into law. This legislation protects those making a legitimate protected disclosure from being penalised or punished. Any protected disclosures submitted through internal channels will be submitted to the Whistleblowing Committee. Our people have the right to raise issues or to make an enquiry or complaint in a reasonable and respectful manner without being victimised. • The Group is committed to ensuring no one suffers any detrimental treatment as a result of refusing to take part in bribery or corruption, or because of reporting in good faith suspicion that an actual or potential bribery or other corruption offence has taken place or may take place in the future. • If a reporter raises a genuine concern under the Whistleblowing Policy and Procedures, the Group will ensure that none of the protected persons under the Whistleblowing Directive (those being the reporter, his/her facilitator, a third person who is connected with the reporter and who could suffer retaliation in a work-related context (e.g., a colleague or a relative of the reporter), or a legal entity that the reporter owns, works for or is otherwise connected with in a work related context) will be at risk of suffering any form of penalisation by the Group as a result. Provided that a reporter has a reasonable belief that wrongdoing is occurring or is likely to occur, it does not matter if he/she is mistaken. If a reporter believes that he/she has suffered any such treatment, he/she should inform the Chief People Officer. If the matter is not remedied, the reporter should raise it formally using the Group's grievance procedure. • Any employee found deterring another staff member from raising a valid concern or concealing evidence relating to that concern may be subject to disciplinary action, up to and including dismissal. Employees are prohibited from threatening or retaliating against reporters in any way (including those who raise concerns anonymously and are subsequently identified). Staff involved in such activity may be subject to disciplinary action, up to and including dismissal.	Feedback will be provided to the reporter in respect of the progress of any investigation and its likely timescale within 3 months of acknowledgement of receipt of their report or such shorter period as may be required by national law.

113

Supplier Relationship Management
- **Policy to prevent late payments**

The Group recognises the importance of timely supplier payments. The Group's financial practices help ensure payments are made in line with agreed payment terms. Its internal processes are structured to manage deadlines effectively, and as a result, instances of late payments are infrequent.

Standard payment terms are typically at least 30 days from the month end of receipt of the invoice. These terms apply to the majority of invoices including SME payments, engineering invoices and other categories. However, in certain cases, these can be negotiated for individual vendors, on a case by case basis.

- **Supplier Code of Conduct (2024)**

The Group's Supplier Code of Conduct (2024) sets out the Group's expectations on those who provide our goods and services. It complements the CBCE (2025). It details the Group's expectations on suppliers with regards to health & safety, environmental & energy management, non-discrimination, human rights and bribery and corruption. The Group encourages suppliers to carry out operations with care for the environment and at a minimum comply with applicable environmental laws and regulations. Full details of steps the Group encourages suppliers to take are outlined within the Supplier Code of Conduct (2024). Willingness to adhere to the Supplier Code is considered in the selection of suppliers.

The Group's Supplier Code of Conduct (2024) also states that safety is at the centre of everything the Group does, and the Group expect their suppliers to operate in a manner which is safe and in compliance with applicable safety legislation. The Supplier code of Conduct (2024) sets out the following:

- Suppliers should provide a safe work environment abiding by local laws and regulations, respecting the health and wellbeing of staff and any subcontractors.
- Suppliers should identify hazards and take mitigating actions to reduce these hazards. Risk identification should take place periodically.
- Suppliers should ensure all staff work within safe and humane conditions, including providing adequate training and effective protective equipment required to safely carry out their duties.
- Suppliers should construct and/or maintain facilities in accordance with applicable laws and regulations.
- Suppliers should ensure accommodation, where provided, is clean, safe and meets the basic needs of workers while respecting their dignity.
- Suppliers should also ensure that there are appropriate exits, procedures, and equipment in place to deal with emergency situations.

The Group also expects its suppliers to respect human rights, both of their own workforce but also those in their own supply chain. Supplier should:

- Respect the human rights of their employees and comply with all relevant legislation, regulations and directives in the countries and communities in which they operate;
- Prohibit the use of child labor. No child below the age for finishing compulsory schooling, or 15 years of age (whichever is the greater) may be employed by a supplier, subject to ILO exceptions;
- Not discriminate in hiring, compensation, access to training, promotion, termination or retirement on the grounds of race, caste, religion, age, nationality, social or ethnic origin, sexual orientation, gender, gender identity or expression, marital status, family status, pregnancy, union membership, political affiliation, disability or other legally protected class;
- Not physically abuse, verbally or sexually harass, or intimidate its staff; and
- Have adequate policies and procedures in place to protect staff from discrimination, including appropriate channels to have concerns addressed.

Table 50 – Actions to manage relationships with suppliers

IRO	Value Chain	Action(s) to manage relationship with suppliers	Metrics
G1-IRO34	Own Operations	• As part of the supplier onboarding process, the supplier is issued a vendor number and contact details for the dedicated Accounts Payable ("AP") representative within the Group. The AP representative is responsible for liaising with the vendor in relation to all payment/ invoice related matters. • The Group engages with fuel suppliers on SAF production pathways and feedstock types to best reduce emissions. • The Group conducts risk assessments and appropriate audits to assess compliance with the Supplier code of conduct.	Table 52 – Payment Practices metrics on page 116.

2. Metrics and targets

Ryanair monitors the effectiveness of its governance policies through various measures, as detailed in the Actions section on page 115. Progress is assessed annually, using indicators outlined in this section.

The Group is not disclosing information on targets as the Group has chosen not to set any specific targets regarding governance IROs at this time. This approach allows the Group flexibility to explore opportunities and respond quickly to the needs of the Group. This approach is reviewed annually.

Incidents of corruption or bribery

Table 51 – Anti Bribery & Anti Corruption metrics

Anti Bribery & Corruption	
Number of convictions for violation of ABAC laws (incl. incidents involving actors of the value chain where Group employees are involved)	0
Amount of fines for violation of ABAC laws (incl. incidents involving actors of the value chain where Group employees are involved)	0

Payment Practices

Table 52 – Payment Practices metrics

Disclosure	2025
Average number of days to pay invoice from date when contractual or statutory term of payment starts to be calculated	41 days
Percentage of payments aligned with standard payment terms by main category of suppliers	c. 86%
Number of outstanding legal proceedings for late payments	0

For detailed information on methodologies, please refer to page 118.

APPENDIX

1. Disclosures stemming from other legislation or generally accepted sustainability reporting pronouncements

Table 53 – Disclosures in relation to specific circumstances

Legislation/Framework	E, S or G	Section	Page
EU Taxonomy FY25	E	The Group's transition plan for climate change mitigation	59
EU Emission Trading System	E	Quantitative and Qualitative Disclosures about Market Risk– Carbon Exposure and Hedging	77
UK Emission Trading Scheme	E	Quantitative and Qualitative Disclosures about Market Risk– Carbon Exposure and Hedging	77
Single European Sky	E	Actions and resources in relation to climate change policies	74
Carbon Offsetting and Reduction Scheme for International Aviation ("CORSIA")	E	Quantitative and Qualitative Disclosures about Market Risk– Carbon Exposure and Hedging	77
The Paris Agreement	E	The Group's transition plan for climate change mitigation	57
Fit for 55 (Including ReFuelEU)	E	Policies related to climate change mitigation and adaptation	66
(EU) 2018/1139	E	Policies related to pollution	80
• ISO 9001:2015 • ISO 14001:2015 • ISO 27001:2013 • ISO 45001:2018 • ISO 26000	S	Safety & Security	87
ILO Declaration on Fundamental Principles and Rights at Work	S	Human and labor Rights	87
ILO Convention on Collective Bargaining	S	Human and labor Rights	87
ILO Convention on Discrimination	S	Human and labor Rights	87
Universal Declaration of Human Rights	S	Human and labor Rights	87
• ISO/IEC 27001 Information Security Management • PCI Data Security Standards • GDPR (General Data Protection Regulation)	S	Information Security	102
Regulation (EC) No 261/2004 of the European Parliament and of the Council	S	Passenger rights	99
The Air Passenger Rights and Air Travel Organisers' Licensing (Amendment) (EU Exit) Regulations 2019	S	Passenger rights	99
Consumer Protection Act	S	Contact Centres	102
EU Whistleblowing Directive (2019/1937)	G	Whistleblowing	113

2. Methodologies

Environmental
Scope 1 Emissions
Basis for preparation: Scope 1 emissions are direct emissions from the combustion of jet fuel and gas use in the Group owned buildings from inside the organisational boundary.

Table 54 – Scope 1 emissions

Source	Boundary Description	Method	Emissions factors	Inputs
Mobile Consumption	The Group assets including leased aircraft	Emission factors applied to primary data	UK DEFRA Emission factors 2024	• Jet Fuel invoices • Aircraft onboard measurement equipment
Purchased Natural Gas	Consumption of gas in owned buildings including Head Office, Engineering, etc.	Emission factors applied to primary data	IEA Emission Factor (2024)	• Utility bill/metered consumption

Scope 2 Emissions
Basis for preparation: Scope 2 emissions are indirect emissions from the generation of acquired and consumed electricity.

Table 55 – Scope 2 emissions

Source	Boundary Description	Method	Emissions factors	Inputs
Purchased electricity	Owned office space, leased office space, hangar facilities	Market based	Association of Issuing Bodies – European Residual Mixes 2021*	Utility bill/metered consumption
Purchased electricity	Owned office space, leased office space, hangar facilities	Location based	IEA Emission Factor (2024)	Utility bill/metered consumption

*The Residual Mix emission factors are based on EcoInvent emission factors per technology and per country. Only direct emissions are considered. No life cycle analysis calculations are performed, and biogenic carbon emissions are not included either.



Scope 3 Emissions
Basis for preparation:

Table 56 – Scope 3 emissions

Source	Boundary Description	Method	Emissions factors	Inputs	Percentage of emissions calculated using data obtained from suppliers or value chain partners
Category 1: Purchased goods & services	The production, transportation and distribution of products purchased or acquired, including products sold on board by third party providers and the purchase of tyres	Hybrid & Average-data	UK DEFRA Emission factors 2024	• Records of Tyres purchased in year • Cater emissions identified relative to The Group services	100%
Category 2: Capital goods	The production and transportation of aircraft	Supplier-Specific	Per manufacturer specific	• Records of aircraft Purchases	100%
Category 3: Fuel and energy related activities	The extraction, transport, refining and purification or conversion of primary fuels to jet kerosene and transportation and distribution losses	Average-data	UK DEFRA Emission factors 2024	• Jet Fuel invoices • Aircraft on board measurement equipment	100%
Category 4: Upstream transportation and distribution	Emissions generated by Ground Traffic	Fuel-based	UK DEFRA Emission factors 2024	• Fuel consumed per records associated with handling operations	100%
Category 5: Waste generated in ops	The third-party transportation, disposal and treatment of waste generated on board aircraft	Waste-Type specific	UK DEFRA Emission factors 2024	• Records of waste generated through operations	100%
Category 6: Business travel	Hotel stays when employees travel for business	Spend-based	UK DEFRA Emission factors 2024	• Length of Hotel stay per country	0%
Category 7: Employee commuting	Air, rail, bus, automobile when employees commute between home and worksites	Average-data	UK DEFRA Emission factors 2024	• Total employees, adjusted for those not commuting • Mode of transport (rail, car, foot, bus)	0%

119

Source	Boundary Description	Method	Emissions factors	Inputs	Percentage of emissions calculated using data obtained from suppliers or value chain partners
Category 8: Upstream leased assets	Consumption of gas in leased hangars	Asset-Specific & Average-Data	IEA Emission Factor (2024)	• Based on consumption records • Utility bill/metered consumption Based on consumption records	100%
Category 9: Downstream transportation and distribution	The Group does not transport and distribute sold products in vehicles and facilities not owned or controlled by the Group				N/A
Category 10: Processing of sold products	The Group's primary sold products are flights, and emissions are accounted for in both our Scope 1 emissions and Scope 3 "Fuel-and-energy-related activities" categories. This category is not applicable for the Group				N/A
Category 11: Use of sold products	The use of fuel as part of car hire services sold on Group websites. Electricity consumed as part of hotel services sold on Group websites	Distance-based – car hire Average data – hotels	UK DEFRA Emission factors 2024	• Distance travelled • Vehicle type (passenger car) • Length of Hotel stay per country	98%
Category 12: End of life treatment of sold products	End of life emissions from disposing of aircraft is not applicable for the reporting period as the Group sold/retired no owned aircraft in FY25				N/A
Category 13: Downstream leased assets	The Group does not lease out any owned assets				N/A
Category 14: Franchises	The Group does not operate a franchise mode				N/A
Category 15: Investments	The Group has no relevant in scope investments				N/A

Social

Table 57 – Workforce related data for the year ended March 31, 2025, with reference to best practice, definitions under the CSRD and leveraging other, long established conventions.

CSRD Reference	Topic	Description	Assumption (if applicable)	Methodology
S1-6-50a	Number of Employees	The number of employees that are employed by the Group under the Categories "Employee" at year end.	All "Employee" and "Non-Employee" have a unique profile.	# of "Employees" as at year end (i.e., March 31).
S1-6-50a	Number of Employees by Gender	The gender of the "Employee"	N/A	#of "Employees" broken down by gender, as at year end (i.e March 31).
S1-6-50a	Number of Employees by Country	The country where the "Employee" is based for work	N/A	# of "Employees", broken down by country, as at year end (i.e., March 31).
S1-6-50b	Number of Employees by Contract Type	Permanent Temporary Non-Guaranteed Hours Full Time Part Time	N/A	# of "Employees" as at year end (i.e., March 31) by contract type, broken down by total, region and gender
S1-6-50c	Number of Employee Turnover	Aggregate of the number of employees who leave voluntarily or due to dismissal, retirement, or death in service	If the employee was marked on HR systems as leaving the period, the Group would identify for turnover calculation	# of "Employees" who left the Group as at year end (i.e March 31).
S1-6-50c	Percentage of Employee Turnover	Percentage of the number of employees who leave voluntarily or due to dismissal, retirement, or death in service vs the entire workforce	If the employee was marked on HR systems as leaving the period, the Group would identify for turnover calculation	# of "Employees" who left the Group in the period divided by total employees for the period x 100
S1-8-60a	Percentage of Total Employees covered by CLA	The percentage of employees that are employed by the Group under the Categories "Employee" that are covered by CLAs at year end.	N/A	# of employees covered by CBAs divided by Sum of Employees multiplied by 100
S1-8-60b and 60c	Percentage of Total Employees covered by CLA	The percentage of employees that are employed by the Group under the Categories "Employee" that are covered by CLAs at year end by country.	N/A	# of employees covered by CBAs divided by total Employees multiplied by 100 by country

121

CSRD Reference	Topic	Description	Assumption (if applicable)	Methodology
S1-8-63a	Percentage of employees covered by workers representatives	The percentage of employees that are employed by the Group under the Categories "Employee" that are covered by workers representatives.	N/A	# of employees covered by Worker's representatives divided by total Employees multiplied by 100 by country
S1-9-66a	Number of Employees at top management level	The number of "Employees" who are deemed to be top management of the Group.	N/A	# number of "Senior Management" listed in the Annual Report
S1-9-66a	Percentage of Employees at top management level	The percentage of "Employees" who are deemed to be top management of the Group	Top management is defined as including each Director, whether executive or otherwise, of the Group, as well as the Senior Management team reporting to the Board of Directors. Effectively key management personnel under IAS 24. Its already disclosed as this on page 223.	# of "Senior Management" listed in the Annual Report divided by sum of employees multiplied by 100
S1-9-66b	Number of Employees under 30 years of age	The number of employees under 30 years of age that are employed by the Group under the Category "Employee" at year end.	N/A	# of "Employees" under 30 years of age as at year end (i.e., March 31).
S1-9-66b	Percentage of Employees under 30 years of age	The percentage of employees under 30 years of age that are employed by the Group under the Category "Employee" at year end.	N/A	# of "Employees" under 30 years of age as at year end divided by total "Employees" multiplied by 100 (i.e March 31).
S1-9-66b	Number of Employees aged 30 – 50 years of age	The number of employees aged 30-50 years of age that are employed by the Group under the Category "Employee" at year end.	To avoid double counting with the previous data point, people aged 30 years and 1 day to be included here	# of "Employees" 30 -50 years of age as at year end (i.e., March 31).
S1-9-66b	Percentage of Employees 30 – 50 years of age	The percentage of employees 30 – 50 years of age that are employed by the Group under the Category "Employee" at year end.	To avoid double counting with the previous data point, people aged 30 years and 1 day to be included here	# of "Employees" 30 - 50 age as at year end divided by sum of "Employees" multiplied by 100 (i.e March 31).
S1-9-66b	Number of Employees over 50 years of age	The number of employees over 50 years of age that are employed by the Group under the Category "Employee" at year end.	To avoid double counting with the previous data point, people aged 50 years and 1 day to be included here	# of "Employees" over 50 years of age as at year end (i.e., March 31).
S1-9-66b	Percentage of Employees over 50 years of age	The percentage of employees over 50 years of age that are employed by the Group under the Category "Employee" at year end.	To avoid double counting with the previous data point, people aged 50 years and 1 day to be included here	# of "Employees" over 50 ages as at year end divided by sum of "Employees" multiplied by 100 (i.e., March 31).

CSRD Reference	Topic	Description	Assumption (if applicable)	Methodology
S1-14-88a	Percentage of Employees who are covered by health and safety management system based on legal requirements and (or) recognised standards or guidelines	Percentage of Employees who are covered by health and safety management system.	N/A	# of employees subject to health and safety management divided by # of total employees
S1-14-88b	Number of fatalities of Employees as result of work-related injuries and work-related ill health	Number of "Employees" who died as a result of work related accident or work related ill health.	Receipt of medical confirmation that ill health / injury was work related.	# of "Employees" who died as a result of work related accident or work related ill health
S1-14-88b	Number of fatalities of other workers working on undertaking's sites as a result of work-related injuries and work-related ill health	Number of "Value Chain" workers who died as a result of work related accident or work related ill health.	Work-related injury or ill health that results in any of the following: i. death, days away from work, restricted work or transfer to another job, medical treatment beyond first aid, or loss of consciousness; or ii. significant injury or ill health diagnosed by a physician or other licensed healthcare professional, even if it does not result in death, days away from work, restricted work or job transfer, medical treatment beyond first aid, or loss of consciousness"	# of "Value Chain" workers who died as a result of work related accident or work related ill health
S1-14-88c	Number of recordable work-related accidents of Employees	Number of "Employees" work related accidents	Group safety management system records all accidents. Listing is reviewed to identify which accidents deemed 'work-related'.	# of "Employees" work related accidents
S1-14-88c	Rate of recordable work-related accidents of employees	Number of Work-related accidents for "Employees" per 1,000 workers	N/A	# of Work related accidents for "Employees" divided by the total number of hours in own workforce and multiplied by 1,000,000
S1-14-90	Percentage of own workforce who are covered by health and safety management system based on legal requirements and (or) recognised standards or guidelines and which has been internally audited and (or) audited or certified by external party	Includes "Employees" and "Non-Employees"	N/A	# of own workforce subject to health and safety management divided by # of total own workforce

CSRD Reference	Topic	Description	Assumption (if applicable)	Methodology
S1-16-97a	Gender Pay Gap	The difference of average pay levels between female and male employees, expressed as percentage of the average pay level of male employees.	Data underlying metrics is for Ryanair DAC only with a preparation date of end June. This accounts for c.65% of the overall workforce i.e. 17,000 employees were included in the 2024 report. The Group is satisfied that the employees within Ryanair DAC are representative of the overall workforce of the Group. Employees not captured in the report (in Malta Air and Lauda) are primarily pilots and cabin crew which also make up a large % of the Ryanair DAC workforce.	Average gross hourly pay level of male employees less average gross hourly pay level of female employees divided by the average gross hourly pay level of male employees multiplied by 100
S1-16-97b	Annual Total Remuneration ratio	Ratio of the highest paid individual to the median annual total remuneration for DAC employees (excluding the highest-paid individual).	Median pay data assumption as per S1-16-97a.	Annual total remuneration for Group CEO (highest paid individual) divided by the median employee annual total remuneration (excluding the Group CEO)
S1-17-103a	Number of incidents of discrimination.	"Employee" and "Non-Employee" work-related incidents of discrimination on the grounds of gender, racial or ethnic origin, nationality, religion or belief, disability, age, sexual orientation, or other relevant forms of discrimination involving internal and/or external stakeholders across operations in the reporting period. This includes incidents of harassment as a specific form of discrimination.	Sum of work-related incidents of discrimination impact "Employee" and "Non-Employee"	# of all identified incidents of discrimination
S1-17-103b	Number of complaints filed through channels for people in own workforce to raise concerns.	"Employee"" and "Non-Employee" work-related incidents of discrimination on the grounds of gender, racial or ethnic origin, nationality, religion or belief, disability, age, sexual orientation, or other relevant forms of discrimination involving internal and/or external stakeholders across operations in the reporting period. This includes incidents of harassment as a specific form of discrimination.	N/A	# of work related incidents of discrimination impact "Employees" and "Non-Employees" through internal channels

CSRD Reference	Topic	Description	Assumption (if applicable)	Methodology
S1-17-103b	Number of complaints filed to National Contact Points for OECD Multinational Enterprises.	"Employee" and "Non-Employee" work-related incidents of discrimination on the grounds of gender, racial or ethnic origin, nationality, religion or belief, disability, age, sexual orientation, or other relevant forms of discrimination involving internal and/or external stakeholders across operations in the reporting period. This includes incidents of harassment as a specific form of discrimination.	N/A	# of work related incidents of discrimination impact "Employees" and "non-Employees" reported to the Group through National Contact Points for OECD Multinational Enterprises
S1-17-103c	Amount of fines, penalties, and compensation for damages as result of violations regarding social and human rights factors.	"Employee" and "Non-Employee" work-related incidents of discrimination on the grounds of gender, racial or ethnic origin, nationality, religion or belief, disability, age, sexual orientation, or other relevant forms of discrimination involving internal and/or external stakeholders across operations in the reporting period. This includes incidents of harassment as a specific form of discrimination.	N/A	Sum of all material fines, penalties, and compensation for damages awarded as result of violations regarding social and human rights factors
S1-17-104a	Number of severe human rights issues and incidents connected to own workforce.	"Employee" and "Non-Employee" incidents of forced labor, human trafficking and/or child labor.	N/A	# of severe human rights issues
S1-17-104a	Number of severe human rights issues and incidents connected to own workforce that are cases of non-respect of UN Guiding Principles and OECD Guidelines for Multinational Enterprises	"Employee" and "Non-Employee" incidents of forced labor, human trafficking and/or child labor.	N/A	# of severe human rights issues which are cases of non-respect of UN Guiding Principles and OECD Guidelines for Multinational Enterprises
S1-17-104b	Amount of material fines, penalties, and compensation for severe human rights issues and incidents connected to own workforce	"Employee" and "Non-Employee" incidents of forced labor, human trafficking and/or child labor.	N/A	Sum of all material fines, penalties, and compensation awarded for severe human rights issues and incidents connected to own workforce
S1-17-104	Number of severe human rights cases where undertaking played role securing remedy for those affected	"Employee" and "Non-Employee" incidents of forced labor, human trafficking and/or child labor.	N/A	# of severe human rights issues where Ryanair securing remedy
S4-55-38	CSAT scoring	Customer satisfaction score	N/A	% respondents giving a positive rating based on a post flight survey

Governance

Table 58 – Governance related data – methodologies and assumptions

CSRD Reference	Topic	Description	Assumption (if applicable)	Methodology
G1-3-21b	Percentage of functions-at-risk covered by training programs	Group requires prescribed persons to undertake Governance training when requested.	People managers, as well as all members of the Finance, Commercial, Legal and HR departments are all defined as at risk – all are required to complete the ABAC training	Report identifies all prescribed persons and an extract from the training systems confirms whether training has been completed.
G1-4-24a	Number of convictions for violation of anti-corruption and anti- bribery laws	Assessment of convictions by the Group that relate to ABAC violations.	N/A	# of all fines incurred by the Group that relate to ABAC violations.
G1-4-24a	Amount of fines for violation of anti-corruption and anti- bribery laws	Assessment of fines incurred by the Group that relate to ABAC violations.	N/A	Sum of the EUR equiv. of all fines incurred by the Group that relate to ABAC violations.
G1-6-33a	Average number of days to pay invoice from date when contractual or statutory term of payment starts to be calculated	All Group entity payments are reviewed to compare the actual payment date against the date the invoice was received.	N/A	Report identifies all third-party payments in the year noting both the due date and the receipt of the invoice.
G1-6-33b	Percentage of payments aligned with standard payment terms	Review of actual payment terms against contractual terms for all Group entity payments.	Payment terms are linked to those agreed in the contract.	# of payments outside of agreed payment terms divided by total number of payments.
G1-6-33c	Number of outstanding legal proceedings for late payments	Assessment of all legal proceedings against the Group to identify any related to late payments.	N/A	# of any legal proceeding identified as related to late payment

Level of Accuracy

Emissions data presented is subject to measurement uncertainties resulting from limitations inherent in the nature and the methods used for determining such data. The selection of different but acceptable measurement techniques can result in materially different measurements. The precision of different measurement techniques may also vary. The Group does not consider this data to be subject to a high level of measurement uncertainty.

4. DMA Methodology

Scoring

Impact Materiality:

Likelihood of an impact is assessed in the case of potential impacts only i.e., not for actual impacts.

Impact Materiality = Scale of impacts + Scope of impacts + remediability (*Likelihood)

Scale: How serious is the negative impact or how beneficial is the positive impact on people or the environment.

Scope: How widespread the negative or positive impacts are. In the case of environmental impacts, the scope may be understood as the extent of environmental damage or a geographical perimeter. In the case of impacts on people, the scope may be understood as the number of people adversely affected.

Remediability: Whether and to what extent the negative impacts could be remediated i.e. restoring the environment or affected people to their prior state.

Scale, scope and remediability are the components of severity. In the case of a potential negative human rights impact, the severity of the impact takes precedence over its likelihood.

Likelihood (only for potential impacts): The likelihood of the impact of the event.

*An impact is assessed as material if it reaches the threshold of 8. The topic is determined to be "important" and thus subject to mandatory reporting.

Table 59 – Impact

Scale of Impact	
0 = none	5 = absolute
Scope of Impact	
0 = none	5 = global/total
Remediability of Impact	
0 = very easy to remediate	5 = not remediable, irreversible
Likelihood	
Rating	**Multiplying Factor**
1 = unlikely (<25%)	60%
2 = rather unlikely (>25%)	70%
3 = Likely (>50%)	85%
4 = very likely (>75%)	100%

Table 60 – Impact Materiality

(12, 15)	Critical
(10, 12)	Significant
(8, 10)	Important
(5, 8)	Informative
<5	Minimal

A threshold score of 8 out of 15 across the three severity categories accurately captures impacts that have a high scale, high scope and low remediability.

Financial Materiality:

Financial Materiality = Magnitude * Likelihood

A sustainability matter is material from a financial point of view if it causes or can reasonably be expected to cause material financial effects for the company in the short, medium, long-term.

A Sustainability Matter is material if it reaches the threshold score of 2, meaning from a financial perspective if it triggers or may trigger material financial effects on the undertaking. This is the case when it generates, or may generate, risks or opportunities that have a material influence (or are likely to have a material influence) on the undertaking's cash flows, development, performance, position, cost of capital or access to finance in the short, medium, and long–term time horizons.

A risk or opportunity is assessed as material if it reaches the threshold of 2. The topic is determined subject to mandatory reporting.

Table 61 – Thresholds

Magnitude	
0 = none	5 = absolute
Likelihood	
Rating	**Multiplying Factor**
1 = unlikely (<25%)	60%
2 = rather unlikely (>25%)	70%
3 = Likely (>50%)	85%
4 = very likely (>75%)	100%
Financial Materiality	
5	Critical
4	Significant
3	Important
2	Informative
1	Minimal

A threshold score of 2 out of 5 across the two categories accurately captures risks and opportunities that have a high magnitude and a high likelihood.

5. Disclosure requirements and incorporation by reference

Disclosures located outside of the sustainability statement and indicated by the symbol * are subject to limited assurance and covered by the sustainability assurance opinion.

Table 62 – Incorporation by reference

Cross-cutting standards		Paragraph	Section in the Annual Report	Page
GOV-1	The role of the administrative, management and supervisory bodies	21a	Membership	17
		21b	Workforce	30
		21c	Summary of Director Competencies	19
		21d	Diversity	23
		21e	Membership	17
		23a	Summary of Director Competencies	19
GOV-3	Integration of sustainability-related performance in incentive schemes	29a	Remuneration policy (2023)	144
		29b	Remuneration policy (2023)	144
		29c	Remuneration policy (2023)	144
		29d	Remuneration policy (2023)	144
		29e	Remuneration policy (2023)	144
GOV-5	Risk management and internal controls over sustainability reporting	36	Risk Management & Internal Control	32
SBM-1	Strategy, business model and value chain	40a i	Introduction	184
		40a ii	Introduction	184
		42a	Strategy	185-186
		42b	Strategy	185-186
E1-GOV-3	Integration of sustainability-related performance in incentive schemes	13	Remuneration policy (2023)	144
G1 – GOV -1	The role of the administrative, management and supervisory bodies	5b	Summary of Director Competencies	19

6. Phased-in provisions availed of in accordance with ESRS 1 Appendix C

Table 63 – Phased-in provisions availed of in accordance with ESRS 1 Appendix C

ESRS	Disclosure Requirement	Description
ESRS 2 – SBM-3	Material impacts, risks and opportunities and their interaction with strategy and business model	The undertaking may omit the information prescribed by ESRS 2 SBM-3 paragraph 48(e) (anticipated financial effects) for the first year of preparation of its Sustainability Statement. The undertaking may comply with ESRS 2 SBM-3 paragraph 48(e) by reporting only qualitative disclosures for the first 3 years of preparation of its Sustainability Statement, if it is impracticable to prepare quantitative disclosures.
ESRS 2 – SBM-1	Strategy, business model and value chain	The undertaking shall report the information prescribed by ESRS 2 SBM-1 paragraph 40(b) (breakdown of total revenue by significant ESRS sector) and 40(c) (list of additional significant ESRS sectors) starting from the application date specified in a Commission Delegated Act to be adopted pursuant to article 29b(1) third subparagraph, point (ii), of Directive 2013/34/EU.
ESRS E1 – E1-9	Anticipated financial effects from material physical and transition risks and potential climate-related opportunities	The undertaking may omit the information prescribed by ESRS E1-9 for the first year of preparation of its Sustainability Statement. The undertaking may comply with ESRS E1-9 by reporting only qualitative disclosures for the first 3 years of preparation of its Sustainability Statement, if it is impracticable to prepare quantitative disclosures.
ESRS E5 – E5-6	Anticipated financial effects from resource use and circular economy-related risks and opportunities	The undertaking may omit the information prescribed by ESRS E5-6 for the first year of preparation of its Sustainability Statement. The undertaking may comply with ESRS E5-6 by reporting only qualitative disclosures, for the first 3 years of preparation of its Sustainability Statement.
ESRS S1 – S1-7	Characteristics of non-employee workers in the undertaking's own workforce	The undertaking may omit reporting for all datapoints in this Disclosure Requirement for the first year of preparation of its Sustainability Statement.
ESRS S1 – S1-8	Collective bargaining coverage and social dialogue	The undertaking may omit this Disclosure Requirement with regard to its own employees in non-EEA countries for the first year of preparation of its Sustainability Statement.
ESRS S1 – S1-11	Social protection	The undertaking may omit the information prescribed by ESRS S1-11 for the first year of preparation of its Sustainability Statement.
ESRS S1 – S1-12	Persons with disabilities	The undertaking may omit the information prescribed by ESRS S1-12 for the first year of preparation of its Sustainability Statement.
ESRS S1 – S1-13	Training and skills development	The undertaking may omit the information prescribed by ESRS S1-13 for the first year of preparation of its Sustainability Statement.
ESRS S1 – S1-14	Health and safety	The undertaking may omit the data points on cases of work-related ill-health and on number of days lost to injuries, accidents, fatalities and work-related ill health for the first year of preparation of its sustainability statement. The undertaking may omit reporting on non-employees for the first year of preparation of its Sustainability Statement.
ESRS S1 – S1-15	Work-life balance	The undertaking may omit the information prescribed by ESRS S1-15 for the first year of preparation of its Sustainability Statement.

7. List of abbreviations

Table 64 – List of abbreviations

ABAC	Anti-Bribery & Anti-Corruption
AP	Accounts Payable
CBCE	Code of Business Conduct & Ethics
CSRD	Corporate Sustainability Reporting Directive
CORSIA	Carbon Offsetting and Reduction Scheme for International Aviation
CLAs	Collective Labor Agreements
DMA	Double Materiality Assessment
ESRS	European Sustainability Reporting Standards
ERM	Enterprise Risk Management
EFRAG	European Financial Reporting Advisory Group
ETS	Emissions Trading System
EU	European Union
ERCs	Employee Relations Committees
EWCs	European Works Councils
GHG	Greenhouse gases
GDPR	General Data Protection Regulation
IROs	Impacts, Risks and Opportunities
ILO	International Labor Organization
ICAO	International Civil Aviation Organisation
MRV	Monitoring, Reporting and Verification
NZE	Net Zero Emissions
RED	Renewable Energy Directive
SAF	Sustainable Aviation Fuel
SBTi	Science Based Targets initiative
SDGs	Sustainable Development Goals
SMS	Safety Management System
TCFD	Task Force on Climate-related Financial Disclosures
VPPA	Vital Power Purchasing Agreements
VCS	Verified Carbon Standard
VTO	Voluntary time off

8. Disclosure Requirements in ESRS covered by the undertaking's Sustainability Statement

Table 65 – Datapoints that derive from other EU legislation below includes all of the datapoints that derive from other EU legislation as listed in ESRS 2 Appendix B, indicating where the data points can be found in the report and which data points are assessed as "Not material".

Table 65 – Datapoints that derive from other EU legislation.

Disclosure Requirement	Data Point	Sustainability Statements | Appendix	SFDR Reference	Pillar 3 Reference	Benchmark Regulation Reference	EU Climate Law Reference	Section	Page
ESRS 2 GOV-1	21 (d)	Board's gender diversity	X		X		Governance	23
ESRS 2 GOV-1	21 (e)	Percentage of Board members who are independent			X		Governance	21
ESRS 2 GOV-4	30	Statement on due diligence	X				Statement on sustainability due diligence	55
ESRS 2 SBM-1	40 (d) i	Involvement in activities related to fossil fuel activities	X	X	X		Not material	N/A
ESRS 2 SBM-1	40 (d) ii	Involvement in activities related to chemical production	X		X		Not material	N/A
ESRS 2 SBM-1	40 (d) iii	Involvement in activities related to controversial weapons	X		X		Not material	N/A
ESRS 2 SBM-1	40 (d) iv	Involvement in the activities related to the production of tobacco			X		Not material	N/A
ESRS E1-1	14	Transition plan to reach climate neutrality by 2050				X	The Group's transition plan for climate change mitigation	57
ESRS E1-1	16 (g)	Undertakings excluded from Paris-aligned Benchmarks		X	X		The Group's transition plan for climate change mitigation	57
ESRS E1-4	34	GHG emission reduction targets	X	X	X		Table 16 - The Group's GHG emission targets	70
ESRS E1-5	38	Energy consumption from fossil sources disaggregated by sources (only high climate impact sectors)	X				Table 18- The Group's Energy Consumption Mix	74
ESRS E1-5	37	Energy consumption and mix	X				Table 18- The Group's Energy Consumption Mix	74

Disclosure Requirement	Data Point	Sustainability Statements | Appendix	SFDR Reference	Pillar 3 Reference	Benchmark Regulation Reference	EU Climate Law Reference	Section	Page
ESRS E1-5	40-43	Energy associated with activities in high climate impact sectors	X				Table 19 – The Group's net revenue in relation to taxonomy revenue	75
ESRS E1-6	44	Gross Scope 1,2, and total GHG emissions	X	X	X		Table 20 – Carbon dioxide equivalent (CO_2e) of the Group's operations	76
ESRS E1-6	53-55	Gross GHG emissions intensity	X	X	X		Gross Scopes 1, 2, 3 and total GHG emissions	76
ESRS E1-7	56	GHG removals and carbon credits				X	GHG removals and GHG mitigation projects financed through carbon credits	78
ESRS E1-9	66	Exposure of the benchmark portfolio to climate-related physical risks			X		Not relevant in the first 3 years.	N/A
ESRS E1-9	66 (a) 66 (c)	Disaggregation of monetary amounts by acute and chronic physical risk Location of significant assets at material physical risk		X			Not relevant in the first 3 years.	N/A
ESRS1-9	67 (c)	Breakdown of the carrying value of its real estate assets by energy-efficiency classes		X			Not relevant in the first 3 years.	N/A
ESRS E1-9	69	Degree of exposure of the portfolio to climate- related opportunities			X		Not relevant in the first 3 years.	N/A
ESRS E2-4	28	Amount of each pollutant listed in Annex II of the E-PRTR Regulation (European Pollutant Release and Transfer Register) emitted to air, water, and soil	X				Air pollutants	81
ESRS E3-1	9	Water and marine resources	X				Not material	N/A
ESRS E3-1	13	Dedicated policy	X				Not material	N/A
ESRS E3-1	14	Sustainable oceans and seas	X				Not material	N/A
ESRS E3-4	28 (c)	Total water recycled and reused	X				Not material	N/A

Disclosure Requirement	Data Point	Sustainability Statements | Appendix	SFDR Reference	Pillar 3 Reference	Benchmark Regulation Reference	EU Climate Law Reference	Section	Page
ESRS E3-4	29	Total water consumption in m3 per net revenue on own operations	X				Not material	N/A
ESRS 2-IRO 1-E4	16 (a) i		X				Not material	N/A
ESRS 2-IRO 1-E4	16 (b)		X				Not material	N/A
ESRS 2-IRO 1-E4	16 (c)		X				Not material	N/A
ESRS E4-2	24 (b)	Sustainable land / agriculture practices or policies	X				Not material	N/A
ESRS E4-2	24 (c)	Sustainable oceans / seas practices or policies	X				Not material	N/A
ESRS E4-2	24 (d)	Policies to address deforestation	X				Not material	N/A
ESRS E5-5	37 (d)	Non-recycled waste	X				Not material	N/A
ESRS E5-5	39	Hazardous waste and radioactive waste	X				Not material	N/A
ESRS 2- SBM3 – S1	14 (f)	Risk of incidents of forced labor paragraph	X				Material IROs and their interaction with the Group's strategy and business model	85
ESRS 2- SBM3 – S1	14 (g)	Risk of incidents of child labor	X				Material IROs and their interaction with the Group's strategy and business model	85
ESRS S1-1	20	Human Rights policy commitments	X				Table 31- Policies related to Own Workforce	86
ESRS S1-1	21	Due diligence policies on issues addressed by the fundamental International Labor Organisation Conventions 1 to 8			X		Table 31- Policies related to Own Workforce	86
ESRS S1-1	22	Processes and measures for preventing trafficking in human beings	X				Table 31- Policies related to Own Workforce	86
ESRS S1-1	23	Workplace accident prevention policy or management system	X				Table 31- Policies related to Own Workforce	86

Disclosure Requirement	Data Point	Sustainability Statements | Appendix	SFDR Reference	Pillar 3 Reference	Benchmark Regulation Reference	EU Climate Law Reference	Section	Page
ESRS S1-3	32 (c)	Grievance/complaints handling mechanisms	X				Remediation and channels to raise concerns	88
ESRS S1-14	88 (b) and (c)	Number of fatalities and number and rate of work-related accidents	X		X		Table 39 - Health and Safety Coverage metrics	96
ESRS S1-14	88 (e)	Number of days lost to injuries, accidents, fatalities, or illness	X				Not relevant in the year 1	N/A
ESRS S1-16	97 (a)	Unadjusted gender pay gap	X		X		Remuneration metrics	96
ESRS S1-16	97 (b)	Annual total remuneration ratio	X				Remuneration metrics	96
ESRS S1-17	103 (a)	Incidents of discrimination	X				Table 40 - Incidents, complaints and severe human rights impacts	96
ESRS S1-17	104 (a)	Non-respect of UNGPs on Business and Human Rights and OECD Guidelines	X		X		Table 40 - Incidents, complaints and severe human rights impacts	96
ESRS 2 - SBM3 – S2	11(b)	Significant risk of child labor or forced labor in the value chain	X				Not material	N/A
ESRS S2-1	17	Human Rights policy commitments	X				Not material	N/A
ESRS S2-1	18	Policies related to value chain workers	X				Not material	N/A
ESRS S2-1	19	Non-respect of UNGPs on Business and Human Rights principles and OECD guidelines	X		X		Not material	N/A
ESRS S2-1	19	Due diligence policies on issues addressed by the fundamental International Labor Organisation Conventions 1 to 8			X		Not material	N/A
ESRS S2-4	36	Human rights issues and incidents connected to its upstream and downstream value chain	X				Not material	N/A
ESRS S3-1	16	Human rights policy commitments	X				Not material	N/A

Disclosure Requirement	Data Point	Sustainability Statements | Appendix	SFDR Reference	Pillar 3 Reference	Benchmark Regulation Reference	EU Climate Law Reference	Section	Page
ESRS S3-4	16	Non-respect of UNGPs on Business and Human Rights and OECD guidelines	X		X		Not material	N/A
ESRS S3-4	36	Human rights issues and incidents	X				Not material	N/A
ESRS S4-1	16	Policies related to consumers and end-users	X				Table 42 - Policies related to Consumers and End-Users	99
ESRS S4-1	17	Non-respect of UNGPs on Business and Human Rights and OECD guidelines	X				Table 42 - Policies related to Consumers and End-Users	99
ESRS S4-4	35	Human rights issues and incidents	X				Table 42 - Policies related to Consumers and End-Users	99
ESRS G1-1	10 (b)	United Nations Convention against Corruption	X				Table 48 – Actions related to Business Conduct	112
ESRS G1-1	10 (d)	Protection of whistleblowers	X				Table 49 – Actions to protect whistleblowers	113
ESRS G1-4	24 (a)	Fines for violation of anti-corruption and anti-bribery	X		X		Table 48 – Actions related to Business Conduct	112
ESRS G1-4	24 (b)	Standards of anti-corruption and anti-bribery	X				Table 48 – Actions related to Business Conduct	112

Table 66 - Disclosure Requirements included in Sustainability Statement and the topics omitted as 'Not Material' includes all the Disclosure requirements complied with in the Sustainability Statement and the topics that have been omitted as not material:

Table 66 – Disclosure Requirements included in Sustainability Statement and the topics omitted as 'Not Material'

Standard	Disclosure Requirement	Material/Not material	Page
ESRS 2			
BP-1	General basis for preparation of Sustainability Statements	Material	37
BP-2	Disclosures in relation to specific circumstances	Material	37
GOV-1	The role of the administrative, management and supervisory bodies	Material	52
G1 – GOV-1	The role of the administrative, supervisory and management bodies	Material	52
GOV-2	Information provided to and sustainability matters addressed by the undertaking's administrative, management and supervisory bodies	Material	54
GOV-3	Integration of sustainability-related performance in incentive schemes	Material	54
GOV-4	Statement on due diligence	Material	55
GOV-5	Risk management and internal controls over sustainability reporting	Material	55
SBM-1	Strategy, business model and value chain	Material	47
SBM-2	Interests and views of stakeholders	Material	50
S1-SBM-2	Interests and views of stakeholders	Material	50
S4-SBM-2	Interests and views of stakeholders	Material	50
SBM-3	Material IROs and our interaction with strategy and business model	Material	Environmental 57 Social 85; 98
IRO-1	Description of the processes to identify and assess material IROs	Material	38
E1-IRO-1	Description of the processes to identify and assess material IROs	Material	38
E2-IRO-1	Description of the processes to identify and assess material IROs	Material	38
E3-IRO-1	Description of the processes to identify and assess material IROs	Material	38
E4-IRO-1	Description of the processes to identify and assess material IROs	Material	38
E5-IRO-1	Description of the processes to identify and assess material IROs	Material	38
G1-IRO-1	Description of the processes to identify and assess material IROs	Material	38
IRO-2	Disclosure requirements in ESRS covered by the undertaking's Sustainability Statement	Material	132
ESRS E1 – Climate change			
E1- GOV-3	Integration of sustainability-related performance in incentive schemes	Material	144
E1-1	Transition plan for climate change mitigation	Material	57

137

Standard	Disclosure Requirement	Material/Not material	Page
ESRS E1 – Climate change (continued)			
ESRS 2 SBM-3	Material IROs and our interaction with strategy and business model	Material	57
E1-2	Policies related to climate change mitigation and adaptation	Material	66
E1-3	Actions and resources in relation to climate change policies	Material	67
E1-4	Targets related to climate change mitigation and adaptation	Material	69
E1-5	Energy consumption and mix	Material	74
E1-6	Gross Scopes 1, 2, 3 and Total GHG emissions	Material	76
E1-6	Net revenue, Net revenue used to calculate GHG intensity, Net revenue (other), Total net revenue (in financial statements)	Material	75
E1-7	GHG removals and GHG mitigation projects financed through carbon credits	Material	77
E1-8	Internal carbon pricing	Material	79
E1-9	Anticipated financial effects from material physical and transition risks and potential climate-related opportunities	1/3-year phase-in	N/A
ESRS E2 – Pollution			
E2-1	Policies related to pollution	Material	80
E2-2	Actions and resources in relation to pollution	Material	80
E2-3	Targets related to pollution	Material	80
E2-4	Pollution of air, water and soil	Material	80
E2-5	Substances of concern and substances of very high concern	Not material	N/A
E2-6	Anticipated financial effects from material pollution-related risks and opportunities	Not material	N/A
ESRS E5 – Resource use and circular economy			
E5-1	Policies related to resource use and circular economy	Material	82
E5-2	Actions and resources in relation to resource use and circular economy	Material	82
E5-3	Targets related to resource use and circular economy	Material	82
E5-4	Resource inflows	Material	82
E5-5	Resource outflows	Not material	N/A
E5-6	Anticipated financial effects from resource use and circular economy- related IROs	1/3-year phase-in	N/A

Standard	Disclosure Requirement	Material/Not material	Page
ESRS S1 – Own workforce			
ESRS 2 SBM-3	Material IROs and our interaction with strategy and business model	Material	85
S1-1	Policies related to own workforce	Material	86
S1-2	Processes for engaging with own workers and workers' representatives about impacts	Material	87
S1-3	Processes to remediate negative impacts and channels for own workers to raise concerns	Material	88
S1-4	Taking action on material impacts on own workforce, and approaches to mitigating material risks and pursuing material opportunities related to own workforce, and effectiveness of those actions	Material	89
S1-5	Targets related to managing material negative impacts, advancing positive impacts, and managing material risks and opportunities	Material	93
S1-6	Characteristics of the undertaking's employees	Material	93
S1-7	Characteristics of non-employee workers in the undertaking's own workforce	1 year phase-in	N/A
S1-8	Collective bargaining coverage and social dialogue	1 year phase in for non-EEA countries	95
S1-9	Diversity metrics	Material	95
S1-10	Adequate wages	Material	95
S1-11	Social protection	1 year phase-in	N/A
S1-12	Persons with disabilities	1 year phase-in	N/A
S1-13	Training and skills development metrics	1 year phase-in	N/A
S1-14	Health and safety metrics	Material / 1 year phase-in	96
S1-15	Work-life balance metrics	1 year phase-in	N/A
S1-16	Compensation metrics (pay gap and total compensation)	Material	96
S1-17	Incidents, complaints and severe human rights impacts	Material	96
ESRS S4 – Consumers and end-users			
ESRS 2 SBM-3	Material IROs and our interaction with strategy and business model	Material	98
S4-1	Policies related to consumers and end-users	Material	99
S4-2	Processes for engaging with consumers and end-users about impacts	Material	101
S4-3	Processes to remediate negative impacts and channels for consumers and end-users to raise concerns	Material	102
S4-4	Taking action on material impacts on consumers and end-users, and approaches to managing material risks and pursuing material opportunities related to consumers and end-users, and effectiveness of those actions	Material	103
S4-5	Targets related to managing material negative impacts, advancing positive impacts, and managing material risks and opportunities	Material	107

Standard	Disclosure Requirement	Material/Not material	Page
ESRS G1 - Governance			
G1-1	Corporate culture and business conduct policies and corporate culture	Material	108
G1-2	Management of relationships with suppliers	Material	114
G1-3	Prevention and detection of corruption and bribery	Material	111
G1-4	Confirmed incidents of corruption or bribery	Material	116
G1-5	Political influence and lobbying activities	Not material	N/A
G1-6	Payment practices	Material	116

For information of how the Group has determined the material information to be disclosed in relation to the IROs, please refer to the "Double Materiality Assessment" section on page 38.



INDEPENDENT PRACTITIONERS' LIMITED ASSURANCE REPORT ON RYANAIR HOLDINGS PLC'S SUSTAINABILITY STATEMENT

To the Directors of Ryanair Holdings plc

Limited assurance conclusion
We have conducted a limited assurance engagement on the consolidated Sustainability Statement of Ryanair Holdings plc ("the Group"), included in pages 36 to 140 of the Directors' Report (the "Sustainability Statement"), as at 31 March 2025 and for the year then ended, prepared in accordance with Part 28 of the Companies Act 2014.

Certain required disclosures have been presented elsewhere in the Annual Report, rather than in the Sustainability Statement. These are cross referenced from the Sustainability Statement and are identified as subject to limited assurance.

Based on the procedures we have performed and the evidence we have obtained, nothing has come to our attention that causes us to believe that the Sustainability Statement is not prepared, in all material respects, in accordance with Part 28 of the Companies Act 2014, including:
• compliance of the sustainability reporting with the European Sustainability Reporting Standards ("ESRS");
• the process carried out by the Group to identify the information reported pursuant to the sustainability reporting standards, is in accordance with the description set out in the 'Basis of Preparation' section of the Sustainability Statement; and
• compliance of the disclosures in the 'Consolidated Disclosures Pursuant to Article 8 Taxonomy Regulation' subsection within the 'ESRS E1 – Climate Change' section of the Sustainability Statement with Article 8 of EU Regulation 2020/852 (the "Taxonomy Regulation").

Basis for conclusion
We conducted our limited assurance engagement in accordance with International Standard on Assurance Engagements (Ireland) 3000, Assurance engagements other than audits or reviews of historical financial information - assurance of sustainability reporting in Ireland ("ISAE (Ireland) 3000"), issued by the Irish Auditing & Accounting Supervisory Authority (IAASA). The procedures in a limited assurance engagement vary in nature and timing from, and are less in extent than for, a reasonable assurance engagement. Consequently, the level of assurance obtained in a limited assurance engagement is substantially lower than the assurance that would have been obtained had a reasonable assurance engagement been performed.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion. Our responsibilities under this standard are further described in the Practitioners' responsibilities section of our report.

Our independence and quality management
We have complied with the independence and other ethical requirements of the International Code of Ethics for Professional Accountants (including International Independence Standards) issued by the International Ethics Standard Board for Accountants (IESBA Code), which is founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behaviour and the independence requirements of the Companies Act 2014 and the Code of Ethics issued by Chartered Accountants Ireland that are relevant to our limited assurance engagement of the Sustainability Statement in Ireland.

The firm applies International Standard on Quality Management (Ireland) 1, which requires the firm to design, implement and operate a system of quality management including policies or procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

Directors' responsibilities for the Sustainability Statement
As explained more fully in the Statement of Directors' Responsibilities in respect of the Sustainability Statement as set out on page 154, the Directors of the Group are responsible for designing and implementing a process to identify the information reported in the Sustainability Statement in accordance with the ESRS and for disclosing this Process in the 'Basis of Preparation' section of the Sustainability Statement. This responsibility includes:
• understanding the context in which the Group's activities and business relationships take place and developing an understanding of its affected stakeholders;

- the identification of the actual and potential impacts (both negative and positive) related to sustainability matters, as well as risks and opportunities that affect, or could reasonably be expected to affect, the Group's financial position, financial performance, cash flows, access to finance or cost of capital over the short, medium, or long-term;
- the assessment of the materiality of the identified impacts, risks and opportunities related to sustainability matters by selecting and applying appropriate thresholds; and
- making assumptions that are reasonable in the circumstances.

The Directors of the Group are further responsible for the preparation of the Sustainability Statement, in accordance with Part 28 of the Companies Act 2014, including:
- compliance with the ESRS;
- preparing the disclosures in the 'Consolidated Disclosures Pursuant to Article 8 Taxonomy Regulation' subsection within the 'ESRS E1 – Climate Change' section of the of the Sustainability Statement, in compliance with the Taxonomy Regulation;
- designing, implementing and maintaining such internal control that the Directors determine is necessary to enable the preparation of the Sustainability Statement that is free from material misstatement, whether due to fraud or error; and
- the selection and application of appropriate sustainability reporting methods and making assumptions and estimates that are reasonable in the circumstances.

Inherent limitations in preparing the Sustainability Statement
In reporting forward-looking information in accordance with ESRS, the Directors of the Group are required to prepare the forward-looking information on the basis of disclosed assumptions about events that may occur in the future and possible future actions by the Group. Actual outcomes are likely to be different since anticipated events frequently do not occur as expected.

Practitioners' responsibilities
Our responsibility is to plan and perform the assurance engagement to obtain limited assurance about whether the Sustainability Statement is free from material misstatement, whether due to fraud or error, and to issue a limited assurance report that includes our conclusion. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence decisions of users taken on the basis of the Sustainability Statement as a whole.

As part of a limited assurance engagement in accordance with ISAE (Ireland) 3000 we exercise professional judgement and maintain professional scepticism throughout the engagement. Our responsibilities in respect of the Sustainability Statement, in relation to the Process, include:
- Obtaining an understanding of the Process, but not for the purpose of providing a conclusion on the effectiveness of the Process, including the outcome of the Process;
- Considering whether the information identified addresses the applicable disclosure requirements of the ESRS; and
- Designing and performing procedures to evaluate whether the Process is consistent with the Group's description of its Process set out in the 'Basis of Preparation' section of the Sustainability Statement.

Our other responsibilities in respect of the Sustainability Statement include:
- Identifying where material misstatements are likely to arise, whether due to fraud or error; and
- Designing and performing procedures responsive to where material misstatements are likely to arise in the Sustainability Statement. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

Summary of the work performed
A limited assurance engagement involves performing procedures to obtain evidence about the Sustainability Statement. The procedures in a limited assurance engagement vary in nature and timing from, and are less in extent than for, a reasonable assurance engagement. Consequently, the level of assurance obtained in a limited assurance engagement is substantially lower than the assurance that would have been obtained had a reasonable assurance engagement been performed.

The nature, timing and extent of procedures selected depend on professional judgement, including the identification of disclosures where material misstatements are likely to arise in the Sustainability Statement, whether due to fraud or error.

In conducting our limited assurance engagement, with respect to the Process, we:
- Obtained an understanding of the Process by:
  - performing inquiries to understand the sources of the information used by management (e.g., stakeholder engagement, climate scenario analysis, climate transition plan, business strategy and plans); and
  - reviewing the Group's internal documentation of its Process.
- Evaluated whether the evidence obtained from our procedures with respect to the Process implemented by the Group was consistent with the description of the Process set out in the 'Basis of Preparation' section of the Sustainability Statement.

In conducting our limited assurance engagement, with respect to the Sustainability Statement, we:
- Obtained an understanding of the Group's reporting processes relevant to the preparation of its Sustainability Statement by obtaining an understanding of the Group's control environment, processes and information systems relevant to the preparation of the Sustainability Statement, but not for the purpose of providing a conclusion on the effectiveness of the Group's internal control;
- Evaluated whether the information identified by the Process is included in the Sustainability Statement;
- Evaluated whether the structure and the presentation of the Sustainability Statement is in accordance with the ESRS;
- Performed inquiries of relevant personnel and analytical procedures on selected information in the Sustainability Statement;
- Performed substantive assurance procedures to limited assurance on selected information in the Sustainability Statement;
- Where applicable, compared disclosures in the Sustainability Statement with the corresponding disclosures in the Consolidated Financial Statements and Directors' Report;
- Evaluated the methods, assumptions and data for developing estimates and forward-looking information;
- Obtained an understanding of the Group's process to identify taxonomy-eligible and taxonomy-aligned economic activities and the corresponding disclosures in the Sustainability Statement, and
- Performed substantive assurance procedures to limited assurance on selected information with respect to the EU taxonomy disclosures.

Other Matter - Compliance with the requirement to mark-up the Sustainability Statement
Section 1613(3)(c) of the Companies Act 2014 requires us to report on the compliance by the Group with the requirement to mark-up the Sustainability Statement in accordance with Section 1600 of that Act. Section 1600 of the Companies Act 2014 requires that the Directors' Report is prepared in the electronic reporting format specified in Article 3 of Delegated Regulation (EU) 2019/815 and shall mark-up the Sustainability Statement. However, at the time of issuing our limited assurance report, the electronic reporting format has not been specified nor become effective by Delegated Regulation. Consequently, the Group is not required to mark-up the Sustainability Statement. Our conclusion is not modified in respect of this matter.

Other Matter - References to external sources or websites
The references to external sources or websites in the Sustainability Statement are not part of the Sustainability Statement and therefore are not within the scope of our limited assurance engagement.

Other Matter- Comparative Information
The comparative information included in the Sustainability Statement of the Group as at 31 March 2024 and for the year then ended was not subject to an assurance engagement. Our conclusion is not modified in respect of this matter.

Use of this report
Our report is made solely in accordance with Section 1613 of the Companies Act 2014 to the Directors of Ryanair Holdings plc.

Our assurance work has been undertaken so that we might state to the Directors those matters we are required to state to them in a limited assurance report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than Ryanair Holdings plc and its Directors, as a body, for our limited assurance work, for this report, or for the conclusions we have formed.

Paul O'Connor
for and on behalf of PricewaterhouseCoopers
Chartered Accountants and Statutory Audit Firm
Dublin
May 16, 2025



REPORT OF THE REMUNERATION COMMITTEE
ON DIRECTORS' REMUNERATION

Eamonn Brennan,
Remco Chair

1. THE REMUNERATION COMMITTEE ("Remco")

Remco determines the remuneration of Senior Management (including the Executive Director) and administers the Company's share-based remuneration plans as described on pages 149 to 151. Members of Remco as at March 31, 2025 were Eamonn Brennan (Chair), Róisín Brennan and Amber Rudd.

The role and responsibilities of Remco are set out in its written terms of reference, which are available on the Company's website, https://investor.ryanair.com. All members of Remco have access to the advice of the Group CEO and Group CFO and the Board Chairman attends meetings (by invitation) from time-to-time. Remco engages external remuneration advisors (including Deloitte, Ellason, Willis Towers Watson ("WTW") and other independent parties) to advise on various projects including the design and implementation of LTIP 2019, the setting of annual bonus targets as the Group emerged from the Covid-19 crisis and embarked upon an ambitious growth plan (including the delivery of 210 Boeing 737-8200 "Gamechanger" aircraft and up to 300 Boeing 737 MAX-10s out to FY34) and the extension of the Group CEO's employment contract to July 2028 (which involved extensive Shareholder engagement).

Following 90% support for Ryanair's Directors' Remuneration Report at the 2024 AGM, there were no specific issues that Remco needed to address with shareholders.

2. REMUNERATION POLICY

The 2023 Directors' Remuneration Policy (approved at the September 2023 AGM) is available in full on https://investor.ryanair.com. The policy is designed to promote long-term sustainable success as follows:

(i) Clarity

The Group CEO (the only Executive Director) is rewarded competitively (taking account of the comparative marketplace in Europe) to ensure that he is motivated to deliver in the best interests of all shareholders.

(ii) Simplicity (GOV-3/E1-GOV-3*)

The remuneration of the Executive Director is structured towards a competitive basic salary (by EU comparatives) and a bonus scheme which allows the Executive Director to earn up to a maximum of 50% of his base pay each year by way of performance related bonus. In selecting annual stretch performance targets, Remco, using its discretion, takes into account the Group's strategic objectives, short and long-term business priorities. Such targets focus on the Group's key performance drivers, such as (but not limited to) traffic growth, environmental, customer service and other ESG goals. Annual targets will be disclosed on a prospective and retrospective basis in the Remuneration Report. The current targets are as follows:

- 50% of the total bonus is payable if the Group's FY26 traffic exceeds a stretch 208m passengers target. If the traffic target is not achieved in the fiscal year, the bonus will be reduced by 5% for every 1m shortfall below 208m;
- 40% of the total bonus is payable if Ryanair's customer satisfaction ("CSAT") score is, on average, 85% or more. For every 1% below 85% CSAT, the total bonus payable will be reduced by 5%; and
- 10% of the total bonus is dependent upon achieving specific environmental targets. In FY26, 10% is payable if the Company retains any "A" rating from CDP. If the Company does not achieve an A- (or better) rating, 5% of the total bonus will be earned if the Company achieves at least a B rating. 0% is payable if the rating falls below a B rating.

(iii) Risk
The remuneration of the Executive Director is structured so as to mitigate potential remuneration-related risks.

(iv) Predictability
The Group CEO's share option grant (awarded as part of his employment contract from May 2019 to July 2028) with a strike price of €11.12 has clear but very challenging performance targets (which have not been achieved over the last 6 years due to Covid, the war in Ukraine, the conflict in the Middle East and Boeing aircraft delivery delays). The PAT of the Ryanair Group must exceed €2.2bn in any year up to FY28 (inclusive) and/or the Company's share price must exceed €21 for a period of 28 days between April 1, 2021 and March 31, 2028 (incl.). If the above targets are achieved, the final vesting condition is that the Group CEO must remain employed by the Group until the end of July 2028. This gives certainty and substantial upside to all shareholders if or when these very challenging targets have been met.

(v) Proportionality
Linking share based remuneration to the Ryanair Group's ambitious long-term targets (e.g., PAT above €2.2bn and/or share price above €21 as noted above) ensures that suboptimal performance is not rewarded. As share options cannot vest before the end of FY28, and can then only be exercised up to February 2029, the Executive Director is fully aligned with shareholders' interests over this extended period of time. Regardless of when stretched performance targets may be achieved, such options can only be exercised after FY28 (and even then, their exercise will depend on the then share price and whether the options are "in the money"). If targets are not achieved and/or Michael O'Leary ("MOL") does not remain in employment to July 2028, then options will not vest or be exercisable.

(vi) Alignment to Culture
The Group has a policy of minimizing management expenses and accordingly it does not provide defined benefit pensions, company cars, or unvouched expenses to senior managers. Expense claims must be vouched and are rigorously vetted by the Group airlines CFO's.

The total remuneration paid to Senior Management (defined as the Executive team reporting to the Board of Directors together with all NED fees) is set out in Notes 18 and 26 of the consolidated Financial Statements. The Company's policy in respect of share-based remuneration is dealt with in section 6 below.

3. PERFORMANCE
FY25 highlights:

- Traffic grew 9% to a record 200m, despite Boeing delivery delays.
- Revenue per passenger fell 5% (average fare down 7% & ancillary revenue up 1%).
- Cost per passenger flat as the cost gap widenes between Ryanair and competitor EU airlines.
- 176 Boeing 737 "Gamechangers" in 613 fleet at March 31, 2025.
- Over 160 new routes for summer 2025.
- Our industry leading ESG ratings were reconfirmed (MSCI: A; CDP: A-; & Sustainalytics: No.1 global large cap airline) and our CSAT score improved to 86% (FY24: 85%).
- 7% of issued share capital purchased and cancelled.
- Prohibition on non-EU nationals purchasing Ord. Shares discontinued in March 2025.
- Final div. of €0.227 per share payable in September (subject to AGM approval).

The Ryanair Group reported FY25 PAT of €1.61bn. Total revenue rose 4% to €13.95bn. Scheduled revenue increased 1% to €9.23bn as traffic (despite repeated Boeing delivery delays) grew 9% to over 200m at 7% lower fares. The absence of a full Easter in Q1, consumer spending pressure (driven by higher-for-longer interest rates and inflation in H1) and a big drop off in OTA bookings prior to summer 2024 necessitated repeated price stimulation in FY25. Ancillary revenues delivered a solid performance, rising 10% to €4.72bn. Operating costs (flat on a per passenger basis) were in line with expectations, rising 9% to €12.39bn as fuel hedge savings offset higher staff and other costs due (in part) to repeated Boeing delivery delays.

Ryanair's balance sheet is one of the strongest in the industry with a BBB+ credit rating (both S&P and Fitch). At March 31, gross cash was almost €4bn, boosted by delayed aircraft capex into FY26. Year end net cash was €1.3bn after €1.6bn capex and over €1.9bn shareholder returns (incl. €1.5bn buybacks). In March, the Group enhanced its financial flexibility by increasing its low-cost revolving credit facility to €1.1bn (was €0.75bn) and extending the term to March 2030 (from 2028). The Group's owned Boeing 737 fleet (approx. 590 aircraft at year end) is fully unencumbered, widening Ryanair's cost advantage over competitor airlines. While Ryanair prepares to repay almost €2.1bn maturing bonds over the next 12-months from internal cash resources, our competitors remain exposed to expensive (long-term) finance and rising aircraft lease costs.

During FY25, Ryanair purchased and cancelled 7% of its issued share capital (over 77m shares) and has now retired almost 36% of its issued share capital since 2008. In line with the Group's capital allocation policy, €0.40 cumulative dividends per share were paid during FY25 and a final dividend of €0.227 per share will be paid in September (subject to AGM approval).

4. GROUP CEO PAY

In December 2022 MOL agreed to a 4-year contract extension as Group CEO to July 2028 (previously July 2024). As part of this contract the Group CEO receives a fixed basic salary of €1.2m p.a. His maximum annual bonus is fixed at no more than 50% of basic pay, subject to annual review. In line with best practice, MOL does not receive any pension benefits. This contract extended the vesting period for the 10m share options granted in February 2019, which are exercisable at a strike price of €11.12, but only if the Ryanair Group PAT exceeds €2.2bn (increased from a prior €2.0bn target) in any year up to FY28 (inclusive) and/or the share price of the Company exceeds €21 for a period of 28 days between April 1, 2021 and March 31, 2028 (incl.). If these targets are not achieved, these share options will lapse and MOL will receive nothing other than his basic salary and annual bonus. These options will also lapse should MOL leave the Ryanair Group's employment on/before the end of July 2028.

To the extent that options vest, they can only be exercised between April 2028 and February 2029. Additionally, they will likely only be exercised to the extent that the then share price exceeds the share options strike price. The stretch PAT and share price targets mean that the Group CEO is fully aligned with and committed to delivering superior returns for shareholders over the entire term of his contract of employment. The Group CEO is subject to a covenant not to compete with the Company within the EU for 12 months after the termination of his employment. The options grant contains malus and claw back provisions.

The Group CEO is the only Executive Director of the Board. Following a review of his performance, and that of the Group, in FY25 Remco awarded MOL a bonus of €600,000 (FY24: €588,000).

- 50% of the total bonus was payable if the Group's FY25 traffic exceeded 200m passengers. If the traffic target was not achieved in the fiscal year, then 40% was payable if the final outcome was 190m passengers, with a further 1% awarded for every 1m additional passengers between 190m and 200m. Actual traffic for FY25 was over 200m. Remco therefore awarded 50% of the maximum bonus linked to traffic growth, an amount of €300,000;
- 30% of the total bonus was payable if Ryanair's customer satisfaction ("CSAT") score was, on average, 85%. The amount payable was to be scaled at 5% for an average CSAT score of 80%, 10% for 81%, 15% for 82%, 20% for 83%, 25% for 84% and 30% for 85% or higher. As Ryanair's FY25 CSAT score was 86%, a bonus amount of €180,000 (30%) was awarded; and
- 20% of the total bonus was dependent upon achieving specific environmental targets. In FY25, 20% was payable if the Company retained any "A" rating from CDP. If the Company did not achieve an A- (or better) rating, 15% of the total bonus would be earned if the Company achieved at least a B rating. At March 31, 2025, the Group held an A- rating from CDP, so a bonus of €120,000 (20%) was awarded.

Based on the performance achieved against the published targets described above, the formulaic outcome was a payment of €600,000, or 100% of the maximum bonus level. Remco considered the holistic performance of the business during the year, as well as the experience of the wider stakeholders, and determined that this formulaic outcome was appropriate in the circumstances and no further adjustment was required.

In relation to FY25, Remco were satisfied that the Remuneration Policy has operated as intended in terms of Company performance and quantum.

The Group CEO's pay and bonus for FY23, FY24 and FY25, is set out below:

Realized Remuneration	Basic €'000	Bonus €'000	Cash Total €'000	Percentage Change Y-O-Y
FY March 31, 2023	500	425	925	-5%
FY March 31, 2024	1,200	588	1,788	+93%
FY March 31, 2025	1,200	600	1,800	+0.7%

In each of the years above, the Company recorded a technical non-cash accounting charge in relation to share options granted to the Group CEO (primarily 10m share options granted in February 2019). These charges were: €1.78m (2023); €2.89m (2024); and €2.03m (2025). No such payments were made to the Group CEO. These options remain unvested.

In relation to FY26, the Group CEO's base pay is unchanged at €1.2m and his maximum potential bonus is unchanged at 50% of basic pay, subject to the achievement of the stretch targets set out above in section 2(ii) above.

5. NON-EXECUTIVE DIRECTORS ("NEDs")

Directors are appointed following selection by Nomco, approval by the Board, and must be elected by the majority of shareholders at the following AGM. Ryanair has adopted a policy whereby all Directors retire on an annual basis and being eligible for re-election, offer themselves for election. This therefore gives Ryanair's shareholders an annual opportunity to vote on the suitability of each Director.

To ensure that NED compensation is competitive to attract quality candidates with the skills and experience to make a valuable contribution to the Ryanair Board, in 2023 a review of NED remuneration was carried out. Arising from this review (the first such review in over 10-years), and in keeping with the Group's commitment to keep remuneration competitive, simple and clear, from FY24 NED remuneration is structured as follows:

- Base fee: €75,000 p.a.
- Additional fees payable for:
  - Senior Independent Director ("SID"): €25,000 p.a.
  - Chair of Audit, Remuneration and Group Safety & Security Committees: €25,000 p.a.

Additionally, every 2-years NEDs may be granted unconditional (i.e. no performance targets) ordinary shares under LTIP 2019 with a value of approx. €50,000 (with grants awarded in June 2023 and March 2025).

From FY24 the Board Chairman's fees are €150,000 p.a. and he also qualifies for a biennial grant of unconditional ordinary shares under LTIP 2019 with a value of approx. €50,000 (with the first such grant being awarded in June 2023).

None of the NEDs hold a service agreement with the Company that provides for benefits upon termination.

NED fees for FY25 and FY24 are set out below:

Fees and emoluments – NEDs

Fees	March 31, 2025* €'000	March 31, 2024* €'000	Change
Eamonn Brennan (i)	93.7	75.0	+25%
Róisín Brennan (ii)	100.0	100.0	0%
Michael Cawley (iii)	18.7	75.0	-75%
Emer Daly	75.0	75.0	0%
Geoff Doherty (iv)	100.0	88.7	+13%
Bertrand Grabowski (v)	75.0	37.5	+100%
Elisabeth Köstinger	75.0	75.0	0%
Jinane Laghrari Laabi (vi)	56.2	N/A	N/A
Stan McCarthy	150.0	150.0	0%
Howard Millar	75.0	75.0	0%
Dick Milliken (vii)	N/A	45.6	N/A
Roberta Neri (viii)	31.2	12.5	+150%
Anne Nolan	75.0	75.0	0%
Mike O'Brien	100.0	100.0	0%
Louise Phelan (iii)	18.7	100.0	-81%
Amber Rudd (vi)	56.2	N/A	N/A
Total	**1,099.7**	**1,084.3**	**1%****

(i) Appointed Chair of Remco in July 2024. (ii) Appointed SID in April 2024 and retired as Chair of Remco in July 2024. (iii) Retired in June 2024. (iv) Appointed Chair of the Audit Committee in September 2023. (v) Joined in October 2023. (vi) Joined in July 2024. (vii) Retired in September 2023. (viii) Joined in February 2024 and retired in September 2024.

*In FY25 the Company recorded a technical non-cash accounting charge of approximately €143k (2024: €200k) in relation to share options granted to NEDs in February 2019, LTIPs granted in June 2023 and LTIPs granted in March 2025. Further details in relation to share options and LTIPs held by Directors are set out on page 13 of the Directors' Report.
**Weighted average change (determined on NED tenure) is 3%.

Change in remuneration of Directors

The average percentage change in remuneration for employees from FY25 compared to FY24 was an increase of approximately 6%.

	As of March 31 *year on year increase/(decrease)*				
	2025	**2024**	**2023**	**2022**	**2021**
Exec. Director Cash Remuneration	0.7%	93%	(5%)	290%*	(74%)
NED Fees**	3%	54%	0%	7%	(5%)
Ave. Remuneration per employee	6%	7%	28%	26%	(50%)
Passenger growth	9%	9%	74%	246%	(81%)

*In FY21 (during the Covid pandemic) the Group CEO agreed to a 50% cut in basic pay and waived any bonus in solidarity with our people who agreed pay cuts of between 5% to 20%. These pay cuts were restored in FY22.
**Weighted average change based on NED tenure. During FY24 NED fees increased following a detailed review (the first such review in over 10 years).

As another measure of performance, we are disclosing the Total Shareholder Return of Ryanair compared to peers over the past ten years, as represented in the following graph:

10 years Total Shareholder Return ("TSR")



*Peer index comprised of Air France-KLM, EasyJet, IAG, Lufthansa, Southwest and Wizz Air.

6. SHARE BASED REMUNERATION

The Company's share option plan, which was approved by shareholders at the 2013 AGM ("Options Plan 2013"), encourages our people to think and act like long-term shareholders and prioritize sustainable returns. While this plan was successful, following a broad review by Remco (with the assistance of Deloitte) of the Company's variable pay arrangements during 2019, it became clear there was a need to introduce a more regular, formalized, long- term incentive arrangement for senior managers. As such, at the September 2019 AGM the Company requested, and received, shareholder approval for the 2019 Long-Term Incentive Plan ("LTIP 2019"). Under this framework, senior managers may be eligible to receive regular awards, typically of whole shares rather than share options, with vesting based on performance against stretching three-year targets.

In light of the award of options in February 2019 (as part of his then contract renewal, subsequently extended in December 2022) to the Group CEO under Options Plan 2013, Remco has determined that no awards will be made to the Group CEO under LTIP 2019 for the duration of his existing contract out to July 2028. While NEDs are permitted to receive share awards (but not options) under LTIP 2019, such awards, in line with good corporate governance, are not subject to performance conditions.

This more formal framework, over time, provides senior managers with a schedule of overlapping awards, each aligned with key performance goals for their respective periods. In this manner Remco considers that it acts as a more effective driver of sustainable returns than the previous framework and a strong retention tool. It is recognized that the framework of LTIP 2019 is more aligned with the general direction of the market, with arrangements in close peers, and with the expectations of many shareholders.

The performance conditions which attach to awards granted to senior managers under the LTIP 2019 are currently a combination of absolute traffic growth, relative TSR performance against airline peers and achievement of ESG targets. Absolute traffic growth drives bottom-line financial performance and is a key performance indicator for Ryanair, TSR measures the Company's relative performance against peers and reflects the overall shareholder experience and ESG targets (including environmental targets) align with the Group's goal of reducing its CO_2 per passenger/km and enhancing CSAT scores over the coming years. Remco has the discretion to determine appropriate performance targets (which may be different to those set out above) when making grants under LTIP 2019.

A description of the Company's Option Plan 2013 and LTIP 2019 are available on pages 231 and 232. Details of the share options granted to Directors are set forth on page 13 of the Directors' Report.

Prior to the shareholder approval of LTIP 2019, share options were granted occasionally (under Options Plan 2013), at the discretion of the Board and Remco, to incentivize superior performance by the management team, to encourage their long-term commitment to Ryanair and to align the objectives of management with those of the shareholders. Management are encouraged, through share-based remuneration, to think and act like long term shareholders and prioritize shareholder returns. Options will only be exercisable where stretched PAT or share price targets have been achieved over a defined vesting period. A further vesting condition is that managers must remain in full time employment for an agreed period from the grant date in order to exercise these options. The multi-year targets set by Remco are ambitious and option grants contain malus and clawback provisions.

As at March 31, 2025, 4 NEDs held a modest number of vested share options as set out in the Director's Report on page 13. Whilst the 2018 Code discourages the grant of options to NEDs, the Company has a policy of complying with these codes or explaining why it does not. In this case, because of its substantial NASDAQ listing and U.S. shareholder base, where U.S. investors traditionally encouraged and promote modest NED options, the Company historically granted a small amount of share options to NEDs. The Company, in accordance with the 2018 Code, sought and received shareholder approval to make these share option grants and Remco believes that this very modest number of options does not impair the independence of judgement or character of NEDs.

Following consultation with shareholders and the subsequent adoption of LTIP 2019 at the 2019 AGM, no further share options or performance related shares will be granted to NEDs. This legacy issue will, therefore, naturally disappear by February 2026 as vested options are either exercised or lapse. There are no other outstanding share options granted to NEDs.

As at March 31, 2025, NEDs were granted ordinary shares, as set out below, under LTIP 2019. NED grants are not subject to performance targets. Shares granted in June 2023 ("2023 Grant") and March 2025 ("2025 Grant") vest in May 2026 and May 2028, respectively. Further details are set out on pages 231 and 232.

Non-conditional share grants

No. of Shares	2025 Grant	2023 Grant
Eamonn Brennan	2,501	3,984
Róisín Brennan	2,501	3,984
Emer Daly	2,501	3,984
Geoff Doherty	2,501	3,984
Bertrand Grabowski	2,501	N/A
Elisabeth Köstinger	2,501	3,984
Jinane Laghrari Laabi	2,501	N/A
Stan McCarthy	2,501	3,984
Howard Millar	2,501	3,984
Anne Nolan	2,501	3,984
Mike O'Brien	2,501	3,984
Amber Rudd	2,501	N/A

Ryanair complies with the Investment Association's Principles of Remuneration whereby the Company's share-based remuneration schemes do not exceed 10% of the issued share capital in any rolling 10-year period.

Details of employee share option plans are set forth on pages 310 and 311 in Note 14(c) to the consolidated Financial Statements.

7. DIRECTORS' PENSION BENEFITS

Directors, including the Executive Director, do not receive pension benefits related to their role as set forth in Note 18(c) to the consolidated Financial Statements.

8. DIRECTORS' SHAREHOLDINGS

The interests of each Director, that held office at the end of FY25, in the share capital of the Company as at March 31, 2025, are set out in the table below.

The Group CEO has a 4.1% shareholding which aligns his interests with those of long-term shareholders and considerably exceeds the Pensions and Lifetime Savings Association recommendation on Executive Director share ownership (c.200% of base salary).

No. of Shares (excl. unvested LTIPs) at	March 31, 2025	March 31, 2024	March 31, 2023
Eamonn Brennan	7,327	7,327	N/A
Róisín Brennan	4,000	4,000	4,000
Emer Daly	53,840	6,840	6,840
Geoff Doherty	85,700	50,700	50,700
Bertrand Grabowski	–	–	N/A
Elisabeth Köstinger	–	–	N/A
Jinane Laghrari Laabi	–	N/A	N/A
Stan McCarthy	10,000	10,000	10,000
Howard Millar	500,000	500,000	500,000
Anne Nolan	9,018	9,018	–
Mike O'Brien	4,405	4,405	4,405
Michael O'Leary	44,099,892	44,099,892	44,096,725
Amber Rudd	–	N/A	N/A

9. SHAREHOLDERS' VOTES ON REMUNERATION REPORT

A resolution to approve the Remuneration Report will be put to shareholders at the Company's AGM. This advisory and non-binding resolution is often referred to as a "say on pay". Details of the voting outcomes at the 2024, 2023 and 2022 AGMs are set out below:

Remuneration Report	2024 VOTES (m)	2023 VOTES (m)	2022 VOTES (m)
For	182 (90%)	166 (91%)	141 (98%)
Against	20 (10%)	16 (9%)	3 (2%)
Total	202 (100%)	182 (100%)	144 (100%)

At the 2024 and 2023 AGMs, Discretionary proxies representing approximately 0.001% of shares were voted in favour of the resolutions by the meeting's Chairman.

The Company has actively engaged with shareholders, and the large ESG proxy advisor firms (incl. Glass Lewis, ISS, MSCI, PIRC, Sustainalytics and the UK Investor Forum) on corporate governance matters in recent years, including during FY25. Key areas of engagement during FY25 included the annual Ryanair Governance Forums held in Dublin in April 2024; quarterly investor roadshows; the Chairman and SID annual meeting with shareholders following the 2024 AGM; and shareholder engagement in relation to varying the Company's approach to ownership and control restrictions in a manner that continues to ensure compliance with EU Reg. 1008/2008.

STATEMENT OF DIRECTORS' RESPONSIBILITIES IN RESPECT OF THE ANNUAL REPORT AND THE FINANCIAL STATEMENTS

The Directors are responsible for preparing the Annual Report and the Group and Company financial statements, in accordance with applicable law and regulations. The Directors responsibilities for the Sustainability Statement are discussed in full in the Statement of Directors' Responsibilities for the Sustainability Statement on page 154.

Company law requires the Directors to prepare Group and Company financial statements for each financial year. Under that law, the Directors are required to prepare the Group financial statements in accordance with IFRS Accounting Standards as adopted by the European Union and applicable law including Article 4 of the IAS Regulation. The Directors have elected to prepare the Parent Company financial statements in accordance with IFRS Accounting Standards as adopted by the European Union as applied in accordance with the provisions of the Companies Act 2014. In preparing the Group Financial Statements the Directors have also elected to comply with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IASB").

Under company law, the Directors must not approve the Group and Company financial statements unless they are satisfied that they give a true and fair view of the assets, liabilities and financial position of the Group and Company and of the Group's profit or loss for that year. In preparing each of the Group and Parent Company financial statements, the Directors are required to:

* select suitable accounting policies and then apply them consistently;
* make judgements and estimates that are reasonable and prudent;
* state whether applicable Accounting Standards have been followed, subject to any material departures disclosed and explained in the financial statements;
* assess the Group and Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern; and
* use the going concern basis of accounting unless they either intend to liquidate the Group or Company or to cease operations or have no realistic alternative but to do so.

The Directors are also required by the Transparency (Directive 2004/109/EC) Regulations 2007 (as amended) and the Central Bank (Investment Market Conduct) Rules to include a management report containing a fair review of the business and a description of the principal risks and uncertainties facing the Group.

The Directors are responsible for keeping adequate accounting records which disclose with reasonable accuracy at any time the assets, liabilities, financial position and profit or loss of the Company and which enable them to ensure that the financial statements comply with the provision of the Companies Act 2014. The Directors are also responsible for taking all reasonable steps to ensure such records are kept by its subsidiaries which enable them to ensure that the financial statements of the Group comply with the provisions of the Companies Act 2014 including Article 4 of the IAS Regulation. They are responsible for such internal controls as they determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error, and have general responsibility for safeguarding the assets of the Group, and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities. The Directors are also responsible for preparing a Directors' Report that complies with the requirements of the Companies Act 2014.

The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the Group's and Company's website, https://investor.ryanair.com. Legislation in the Republic of Ireland concerning the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

STATEMENT OF DIRECTORS' RESPONSIBILITIES
IN RESPECT OF THE SUSTAINABILITY STATEMENT

The Directors are responsible for the preparation of the Sustainability Statement in accordance with Part 28 of the Companies Act 2014, including the Sustainability Statement in a clearly identifiable dedicated section of the Directors' Report.

The Directors are also responsible for designing, implementing and maintaining such internal controls that they determine are relevant to enable the preparation of the Sustainability Statement in accordance with Part 28 of the Companies Act 2014, that is free from material misstatement, whether due to fraud or error.

In preparing the Sustainability Statement, the directors are required to:

- prepare the statement in accordance with the European Sustainability Reporting Standards ("ESRS") including the selection and application of appropriate sustainability reporting methods;
- disclose the double materiality assessment process performed to identify the information required to be reported in the Sustainability Statement;
- prepare the disclosures within the environmental section of the Sustainability Statement, in compliance with Article 8 of EU Regulation 2020/852 (the "Taxonomy Regulations");
- ensure that the Group maintains adequate records for the preparation of the Sustainability Statement;
- make judgements and estimates that are reasonable in the circumstances including the identification and description of any inherent limitations in the measurement or evaluation of information in the Sustainability Statement; and
- prepare forward-looking information, where applicable, on the basis of disclosed assumptions about events that may occur in the future and possible future actions by the Group.

RESPONSIBILITY STATEMENT AS REQUIRED BY THE TRANSPARENCY DIRECTIVE AND UK CORPORATE GOVERNANCE CODE

Each of the Directors in office at the date of this Annual Report, confirm that, to the best of each person's knowledge and belief:

- The Group financial statements, prepared in accordance with IFRS Accounting Standards as adopted by the European Union and IFRS Accounting Standards as issued by the IASB, and the Parent Company financial statements prepared in accordance with IFRS Accounting Standards as adopted by the European Union and IFRS Accounting Standards as issued by the IASB, as applied in accordance with the provisions of Companies Act 2014, give a true and fair view of the assets, liabilities, and financial position of the Group and Company at March 31, 2025 and of the profit or loss of the Group for the year then ended;
- The Directors' report contained in the Annual Report includes a fair review of the development and performance of the business and the position of the Group and Company, together with a description of the principal risks and uncertainties that they face; and
- The Annual Report and financial statements, taken as a whole, provides the information necessary to assess the Group's performance, business model and strategy and is fair, balanced and understandable and provides the information necessary for shareholders to assess the Company's position and performance, business model and strategy.

On behalf of the Board

Stan McCarthy
Chairman
May 16, 2025

Michael O'Leary
Group CEO

PRESENTATION OF FINANCIAL
AND CERTAIN OTHER INFORMATION

As used herein, the term "Ryanair Holdings" refers to Ryanair Holdings plc. The term the "Company" refers to Ryanair Holdings or Ryanair Holdings together with its consolidated subsidiaries, as the context requires. The term "Ryanair" refers to Ryanair DAC, a wholly owned subsidiary of Ryanair Holdings, together with its consolidated subsidiaries, unless the context requires otherwise. The term "Ryanair Group" refers to the wholly owned subsidiary airlines of Ryanair Holdings, including Ryanair Sun S.A. ("Buzz"), Lauda Europe Limited ("Lauda"), Malta Air Limited, Ryanair DAC, and Ryanair UK Limited. The term "Fiscal year" or "FY" refers to the 12-month period ended on March 31 of the quoted year. The term "Ordinary Shares" refers to the outstanding par value 0.600 euro cent per share common stock of the Company. All references to "Ireland" herein are references to the Republic of Ireland. All references to the "UK" herein are references to the United Kingdom and all references to the "United States" or "U.S." herein are references to the United States of America. References to "U.S. dollars," "dollars," "$" or "U.S. cents" are to the currency of the United States, references to "UK pound sterling," "UK £" and "£" are to the currency of the UK and references to "€," "euro," "euros" and "euro cent" are to the euro, the common currency of twenty member states of the European Union (the "EU"), including Ireland. Various amounts and percentages set out in this Annual Report on Form 20-F have been rounded and accordingly may not total.

The Company owns or otherwise has rights to the trademark Ryanair® in certain jurisdictions. See "Item 4. Information on the Company—Trademarks." This report also makes reference to trade names and trademarks of companies other than the Company.

The Company publishes its annual and interim consolidated financial statements in accordance with International Financial Reporting Standards Accounting Standards as issued by the International Accounting Standards Board ("IASB").

Additionally, in accordance with its legal obligation to comply with the International Accounting Standards Regulation (EC 1606 (2002)), which applies throughout the EU, the consolidated financial statements of the Company must comply with International Financial Reporting Standards Accounting Standards as adopted by the EU. Accordingly, the Company's consolidated financial statements and the selected financial data included herein comply with International Financial Reporting Standards Accounting Standards as issued by the IASB and also International Financial Reporting Standards Accounting Standards as adopted by the EU, in each case as in effect for the year ended and as of March 31, 2025 (collectively referred to as "IFRS" throughout).

The Company publishes its consolidated financial statements in euro. Solely for the convenience of the reader, this report contains translations of certain euro amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the converted amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated or at any other rate. Unless otherwise indicated, such U.S. dollar amounts have been translated from euro at a rate of €1.00 = $1.0796, or $1.00 = €0.9263, the official rate published by the U.S. Federal Reserve Board in its weekly "H.10" release (the "Federal Reserve Rate") on March 31, 2025. See "Item 3. Key Information" for information regarding historical rates of exchange relevant to the Company, and "Item 5. Operating and Financial Review and Prospects" and "Item 11. Quantitative and Qualitative Disclosures About Market Risk" for a discussion of the effects of changes in exchange rates on the Company.

CAUTIONARY STATEMENT REGARDING
FORWARD-LOOKING INFORMATION

Except for the historical statements and discussions contained herein, statements contained in this report constitute "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act").

Forward-looking statements may include words such as "expect," "estimate," "project," "anticipate," "should," "intend," and similar expressions or variations on such expressions. Any filing made by the Company with the U.S. Securities and Exchange Commission (the "SEC") may include forward-looking statements. In addition, other written or oral statements which constitute forward-looking statements have been made and may in the future be made by or on behalf of the Company, including statements concerning its future operating and financial performance, the Company's share of new and existing markets, general industry and economic trends and the Company's performance relative thereto and the Company's expectations as to requirements for capital expenditures and regulatory matters. The Company's business is to provide a low fares airline service in Europe and North Africa, and its outlook is predominantly based on its interpretation of what it considers to be the key economic factors affecting that business and the European economy.

Forward-looking statements with regard to the Company's business rely on a number of assumptions concerning future events and are subject to a number of uncertainties and other factors, many of which are outside the Company's control, that could cause actual results to differ materially from such statements.

It is not reasonably possible to itemize all the many factors and specific events that could affect the outlook and results of an airline operating in the European economy.

Among the factors that are subject to change and could significantly impact Ryanair's expected results and the price of its securities are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the maintenance and replacement of aircraft, costs associated with environmental, safety and security measures, actions of the Irish, UK, European Union ("EU") and other governments and their respective regulatory agencies, litigation, post-Brexit uncertainties, changes in the structure of the European Union, any further change in the restrictions on the ownership of Ryanair's ordinary shares and the voting rights of its shareholders and ADR holders, including as a result of regulatory changes or the actions of Ryanair itself, weather related disruptions, ATC strikes and staffing related disruptions, aircraft availability and delays in the delivery of contracted aircraft, dependence on external service providers and key personnel, supply chain disruptions, tariffs, fluctuations in corporate tax rates, currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK and Continental Europe, continued acceptance of low fares airlines, the general willingness of passengers to travel, war, geopolitical uncertainty and other economic, social and political factors, significant outbreaks of airborne disease and global pandemics such as Covid-19 and unforeseen security events, terrorist attacks and cyber-attacks.

The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

TABLE OF CONTENTS

PART I

RYANAIR GROUP ANNUAL REPORT 2025

PART III

PART I

Item 1. *Identity of Directors, Senior Management and Advisers*

Not applicable.

Item 2. *Offer Statistics and Expected Timetable*

Not applicable.

Item 3. *Key Information*

THE COMPANY

Ryanair Holdings operates a low-fare, low cost scheduled airline group serving short-haul, point-to-point routes from 93 bases to airports across Europe and North Africa, which together are referred to as "Ryanair's bases." For a list of these bases, see "Item 4. Information on the Company—Route System, Scheduling and Fares." Ryanair pioneered the low-fares air travel model in Europe in the early 1990s. As of March 31, 2025, the Ryanair Group had a fleet of 587 Boeing 737s, including 176 Boeing 737-8200 *"Gamechanger"* aircraft. In addition, the Group had 26 leased Airbus A320 aircraft (total short-haul fleet of 613 aircraft). The Group offers over 3,500 short-haul flights per day serving approximately 230 airports across Europe and North Africa. A detailed description of the Company's business can be found in "Item 4. Information on the Company".

SELECTED FINANCIAL DATA

The following tables set forth certain of the Company's selected consolidated financial information as of and for the periods indicated. Financial information presented in euro in the table below has been derived from the consolidated financial statements that are prepared in accordance with International Financial Reporting Standards Accounting Standards ("IFRS"). The financial information for fiscal year ended March 31, 2025 ("FY25") has been translated from € to U.S.$ using the Federal Reserve Rate on March 31, 2025. This information should be read in conjunction with: (i) the audited consolidated financial statements of the Company and related notes thereto included in Item 18 and (ii) "Item 5. Operating and Financial Review and Prospects."

Income Statement Data:

	Fiscal year ended March 31,					
	2025(a)	2025	2024	2023	2022	2021
	(in millions, except per-Ordinary Share data)					
Total operating revenues	$ 15,058.8	€ 13,948.5	€ 13,443.8	€ 10,775.2	€ 4,800.9	€ 1,635.8
Total operating expenses	$ (13,376.8)	€ (12,390.5)	€ (11,383.1)	€ (9,332.6)	€ (5,140.5)	€ (2,475.2)
Operating profit/(loss)	$ 1,682.0	€ 1,558.0	€ 2,060.7	€ 1,442.6	€ (339.6)	€ (839.4)
Other income/(expense)	$ 244.4	€ 226.4	€ 67.3	€ (0.1)	€ (90.2)	€ (269.3)
Profit/(loss) before taxation	$ 1,926.4	€ 1,784.4	€ 2,128.0	€ 1,442.5	€ (429.8)	€ (1,108.7)
Tax (expense)/credit	$ (186.6)	€ (172.8)	€ (210.9)	€ (128.7)	€ 189.0	€ 93.6
Profit/(loss) after taxation	$ 1,739.9	€ 1,611.6	€ 1,917.1	€ 1,313.8	€ (240.8)	€ (1,015.1)
Ryanair Holdings basic earnings/(loss) per Ordinary Share (U.S. dollars)/(euros)	$ 1.5796	€ 1.4631	€ 1.6828	€ 1.1557	€ (0.2130)	€ (0.9142)
Ryanair Holdings diluted earnings/(loss) per Ordinary Share (U.S. dollars)/(euros)	$ 1.5707	€ 1.4549	€ 1.6743	€ 1.1529	€ (0.2130)	€ (0.9142)

Balance Sheet Data:

	As of March 31,					
	2025(a)	2025	2024	2023	2022	2021
	(in millions)					
Cash and cash equivalents	$ 4,170.8	€ 3,863.3	€ 3,875.4	€ 3,599.3	€ 2,669.0	€ 2,650.7
Total assets	$ 18,900.6	€ 17,507.0	€ 17,175.6	€ 16,405.9	€ 15,149.8	€ 12,328.0
Current and long-term debt, including lease obligations	$ 2,896.2	€ 2,682.7	€ 2,746.8	€ 4,116.2	€ 5,077.4	€ 5,426.8
Shareholders' equity	$ 7,597.0	€ 7,036.9	€ 7,614.2	€ 5,643.0	€ 5,545.3	€ 4,646.6
Issued share capital	$ 6.9	€ 6.4	€ 6.9	€ 6.9	€ 6.8	€ 6.7
Weighted Average Number of Ordinary Shares in issue during the year	1,101.5	1,101.5	1,139.2	1,136.8	1,130.5	1,110.4

Cash Flow Statement Data:

	Fiscal year ended March 31,					
	2025(a)	2025	2024	2023	2022	2021
	(in millions)					
Net cash inflow/(outflow) from operating activities*	$ 3,687.6	€ 3,415.7	€ 3,157.9	€ 3,891.0	€ 1,940.5	€ (2,448.0)
Net cash (outflow)/inflow from investing activities	$ (1,545.4)	€ (1,431.5)	€ (1,560.4)	€ (1,901.2)	€ (1,414.4)	€ 937.0
Net cash (outflow)/inflow from financing activities*	$ (2,156.0)	€ (1,997.0)	€ (1,326.3)	€ (1,054.0)	€ (536.5)	€ 1,622.5
Increase/(decrease) in cash and cash equivalents	$ (13.8)	€ (12.8)	€ 271.2	€ 935.8	€ (10.4)	€ 111.5

*Amounts are inclusive of net foreign currency differences

(a) Dollar amounts are initially measured in euro in accordance with IFRS and then translated to U.S.$ solely for convenience at the Federal Reserve Rate on March 31, 2025 of €1.00 = $1.0796 or $1.00 = €0.9263.

SELECTED OPERATING AND OTHER DATA

The following tables set forth certain operating data of Ryanair for each of the fiscal years shown. Such data are derived from the Company's consolidated financial statements prepared in accordance with IFRS and from certain other data, and are not audited. For definitions of the terms used in this table, see the Glossary in Appendix A.

	Fiscal Year ended March 31,				
Operating Data:	**2025**	**2024**	**2023**	**2022**	**2021**
Operating Margin	11%	15%	13%	(7)%	(51)%
Break-even Load Factor	84%	80%	81%	88%	108%
Average Booked Passenger Fare (€)	46.10	49.78	41.12	27.33	37.65
Ancillary Rev. per Booked Passenger (€)	23.57	23.40	22.81	22.13	21.80
Total Rev. per Booked Passenger (€)	69.67	73.18	63.93	49.47	59.45
Cost Per Booked Passenger (€)	61.88	61.96	55.37	52.97	89.95
Average Fuel Cost per U.S. Gallon (€)	3.02	3.23	2.46	1.92	1.74

	Fiscal Year ended March 31,				
Other Data:	**2025**	**2024**	**2023**	**2022**	**2021**
Revenue Passengers Booked (millions)	200	184	169	97	28
Booked Passenger Load Factor	94%	94%	93%	82%	71%
Average Sector Length (miles)	783	780	766	772	776
Sectors Flown ('000)	1,109.3	1,022.4	946.6	620.5	204.8
Number of Airports Served at Period End	228	235	222	223	225
Average Daily Flight Hour Utilization (hours)	9.57	9.38	9.40	6.88	2.37
Team Members at Period End	25,952	27,076	22,261	19,116	15,016
Team Members per Aircraft at Period End	42	46	41	38	33

RISK FACTORS

Risks Related to the Company

The Company may not be successful in increasing fares to cover rising business costs. Ryanair operates a low-fares airline. The success of its business model depends on its ability to control costs so as to deliver low fares while at the same time earning a profit. Ryanair has limited control over its fuel costs and already has comparatively low operating costs. In periods of high fuel costs, if Ryanair is unable to further reduce its other operating costs or generate additional revenues, operating profits are likely to fall. Ryanair cannot offer any assurances regarding its future profitability. Changes in fuel costs and availability could have a material adverse impact on Ryanair's results. See "—Changes in fuel costs and availability affect the Company's results" and "—The Company faces significant price and other pressures in a highly competitive environment".

Changes in fuel costs and availability affect the Company's results. Jet fuel is subject to wide price fluctuations as a result of many economic and political factors and events occurring throughout the world that Ryanair can neither control nor accurately predict, including increases in demand, sudden disruptions in supply and other concerns about global supply, as well as market speculation. Oil prices increased significantly following Russia's invasion of Ukraine in February 2022 and remain volatile in light of the conflict in the Middle East and uncertainty surrounding global import tariffs. As international prices for jet fuel are denominated in U.S. dollars, Ryanair's fuel costs are also subject to certain exchange rate risks. Substantial price increases, adverse exchange rates, or the unavailability of adequate fuel supplies, including, without limitation, any such events resulting from international terrorism, prolonged hostilities in Central Eastern Europe, the Middle East or other oil-producing regions or the suspension of production by any significant producer, may adversely affect Ryanair's profitability. In the event of a fuel shortage resulting from a disruption of oil imports or otherwise, additional increases in fuel prices or a curtailment of scheduled services could result.

Ryanair enters into hedging arrangements providing for substantial protection against fluctuations in fuel prices, generally through forward swap contracts, typically covering periods of up to 12-18 months of anticipated jet fuel requirements. Ryanair is exposed to risks arising from fluctuations in the price of fuel, and movements in the euro/U.S. dollar exchange rate, especially in light of volatility in the relevant currency and commodity markets. Any movements in fuel costs could have a material adverse effect on Ryanair's financial performance. In addition, any strengthening of the U.S. dollar against the euro could have an adverse effect on the cost of buying fuel in euro.

No assurances whatsoever can be given about trends in fuel prices. Average fuel prices for future years may be significantly higher than current prices. There also cannot be any assurance that Ryanair's current or any future arrangements will be adequate to protect Ryanair from increases in the price of fuel or that Ryanair will not incur losses due to high fuel prices, either alone or in combination with other factors. Because of Ryanair's low fares as well as Ryanair's expansion plans, which could have a negative impact on yields, its ability to pass on increased fuel costs to passengers through increased fares or otherwise is somewhat limited. The expansion of Ryanair's fleet has resulted and will likely (in coming years) continue to result in an increase in Ryanair's aggregate fuel consumption.

Additionally, declines in the price of oil and/or capacity declines may expose Ryanair to some risk of hedging losses and hedge ineffectiveness that could lead to negative effects on Ryanair's financial condition and/or results of operations.

A majority of Ryanair's aircraft and certain parts are sourced from a single supplier; therefore, Ryanair would be materially and adversely affected if such supplier were unable to provide additional equipment or support. Because Ryanair currently sources the majority of its aircraft and many related aircraft parts from Boeing, if Ryanair were unable to acquire additional aircraft or sufficient spare parts from Boeing, or if Boeing were unable or unwilling to make timely deliveries of aircraft or to provide adequate support for its products, Ryanair's operations could be materially and adversely affected.

There can be no assurance that the FAA and/or EASA will not, now or in the future, apply additional maintenance or oversight in relation to the operation of the Boeing 737-8200 aircraft, that will delay delivery of these aircraft and/or materially increase the cost of operating this aircraft type.

Imposition of tariffs by the United States and/or other countries, escalating global trade tensions and an increase in trade protectionism could have a material adverse effect on Ryanair's business, results of operation and financial condition. The current U.S. administration has voiced strong concerns about imports from countries that it perceives as engaging in unfair trade practices creating "asymmetries in trade relationships" between the U.S. and a number of its trading partners. On April 2, 2025, the U.S. administration announced the imposition of "reciprocal tariffs" of either 10%, or a heightened country-specific rate, with the increased rates replacing the 10% rate. On April 9, 2025, the U.S. administration announced a 90-day pause on the higher reciprocal tariff for all affected countries, except for China which is subject to an even higher rate. However, the baseline tariff of 10% remains in place. Some affected countries have already announced retaliatory measures on U.S. imports and others may follow. The scope and nature of further retaliation remains uncertain.

Ryanair sources its aircraft and many aircraft parts from the U.S., and the imposition of new tariffs, an increase in existing tariffs, retaliatory tariffs or any other escalation of the trade war involving the EU and/or the US may lead to higher costs that Ryanair may have to absorb, negatively affect Ryanair's supply chains and adversely affect its business and results of operations. As a result, Ryanair may have to postpone or cancel delivery of certain orders, including aircraft or parts, and may choose not to make more of such orders in the future.

Additionally, the effects of these tariffs cannot be predicted with certainty but many economists and other market experts have indicated an increased likelihood of global recession as a result of the potential disruption to international trade. Ryanair is unable to predict the evolution or outcome of these developments or to quantify the impact that tariffs would have on its business or financial condition, but trade wars or other governmental actions, including retaliatory measures related to tariffs or international trade agreements, could have a material adverse effect on demand for Ryanair's services, its costs, customers, suppliers and/or the Irish, EU, UK, U.S. or world economy or certain sectors thereof and, in turn, Ryanair's business and financial results.

Ryanair is subject to cyber security risks and may incur increasing costs in an effort to minimize those risks. As almost all of Ryanair's reservations are made through its website and mobile app, security breaches could expose it to a risk of loss or misuse of customer information, litigation and potential liability. Third-party service organizations are used for both the reservation and flight planning processes. These third-party service organizations are also subject to cyber security risks. Ryanair secures its website and follows the recommendations set out in the U.S. National Institute of Standards and Technology's Cyber Security Framework. Nevertheless, the security measures which have been or will be implemented may not be effective, and Ryanair's systems may be vulnerable to theft, loss, damage, and interruption from a number of potential sources and events, including unauthorized access or security breaches, cyber-attacks, computer viruses, power loss, or other disruptive events. The methods used to obtain unauthorized access, disable, or degrade service or sabotage systems are constantly evolving and may be difficult to anticipate or to detect for long periods of time. Ryanair may not have the resources or technical sophistication to anticipate or prevent these rapidly evolving types of cyber-attacks. Attacks may be targeted at Ryanair, its customers and suppliers, or others who have entrusted it with information. Moreover, the war in Ukraine has resulted in a heightened risk of cyberattacks against companies like ours that have operations, vendors and/or supply chain providers located around the region of conflict. While Ryanair has experienced and expects to continue to experience these types of threats and incidents, the Group has not detected any material cyber security events during FY25.

Ryanair is subject to increasingly complex data protection laws and regulations. Ryanair's business involves the processing and storage on a large scale of personal data relating to its customers, employees, business partners and others. Ryanair is subject to the European Union's General Data Protection Regulation 2016/679 (the "GDPR") (which became fully applicable on May 25, 2018) as well as relevant national implementing legislation (Irish Data Protection Act 2018), which impose significant obligations upon subject companies. Ensuring compliance with data protection laws is an ongoing commitment which involves substantial costs, and it is possible that, despite Ryanair's efforts, governmental authorities or third parties will assert that Ryanair's business practices fail to comply with these laws and regulations. If its operations are found to be in violation of any of such laws and regulations, Ryanair may be subject to significant civil, criminal and administrative damages, penalties and fines, as well as reputational harm, which could have a material adverse effect on its business, financial condition or results of operations.

The Company faces significant price and other pressures in a highly competitive environment. Ryanair operates in a highly competitive marketplace, with a number of low-fare, traditional and charter airlines competing throughout its route network. Airlines compete primarily in respect of fare levels, frequency and dependability of service, name recognition, passenger amenities (such as access to frequent flyer programs), and the availability and convenience of other passenger services. Unlike Ryanair, certain competitors are state-owned or state-controlled flag carriers and in some cases may have greater name recognition and resources and may have received, or may receive in the future, significant amounts of subsidies and other State aid from their respective governments as happened during the Covid-19 pandemic. In addition, the EU-U.S. Open Skies Agreement allows U.S. carriers to offer services in the intra-EU market, which could eventually result in increased competition in the EU market. See "Item 4. Information on the Company— Government Regulation—European Union."

The airline industry is highly susceptible to price discounting, in part because airlines incur very low marginal costs for providing service to passengers occupying otherwise unsold seats. Both low-fare and traditional airlines sometimes offer low fares in direct competition with Ryanair across a significant proportion of its route network as a result of the liberalization of the EU air transport market and greater public acceptance of the low-fares model.

In addition to traditional competition among airline companies and charter operators who have entered the low-fares market, the industry also faces competition from ground transportation (including high-speed rail systems) and sea transportation alternatives, as businesses and recreational travelers seek substitutes for air travel.

Although Ryanair intends to assert its rights against any predatory pricing or other similar conduct, price competition both among airlines and between airlines and ground and sea transportation alternatives could reduce the level of fares and/or passenger traffic on Ryanair's routes to the point where profitability may not be achievable.

Ryanair has a significant amount of debt and fixed obligations, and insufficient liquidity may have a material adverse effect on the Company's financial condition. Ryanair carries, and may continue to carry, a substantial amount of debt. Although the Company has historically been able to generate sufficient cash flow from operations to pay debt and other fixed obligations when they become due, the risks described in this report may limit the Company's ability to do so in the future and may adversely affect its overall liquidity. As a result, the Company has incurred and may continue to seek new financing sources to fund its operations for the unknown duration of any economic recovery period. Volatility and uncertainty in the global markets generally, and the air transportation industry specifically, may make it difficult for Ryanair to raise additional capital on acceptable terms, or at all. Additionally, future debt agreements may contain more restrictive covenants or require security beyond historical market terms, which may restrict Ryanair's ability to successfully access capital.

Ryanair has seasonally grounded aircraft. In prior years, in response to typically lower traffic and yields from November to March (inclusive) ("winter"), higher airport charges and/or taxes and, at times, higher fuel prices, Ryanair adopted a policy of grounding a certain portion of its fleet during the winter months. Ryanair carries out the majority of scheduled heavy maintenance during the winter months which also results in the grounding of aircraft. The Company intends to continue grounding aircraft in FY26. Ryanair's policy of seasonally grounding aircraft presents some risks. While Ryanair seeks to implement its seasonal grounding policy in a way that will allow it to reduce the negative impact on operating income by operating flights during periods of high oil prices to high-cost airports at low winter yields, there can be no assurance that this strategy will be successful.

While seasonal grounding does reduce Ryanair's variable operating costs, it does not avoid fixed costs such as aircraft ownership costs, and it also decreases Ryanair's potential to earn revenues. Decreasing the number and frequency of flights may also negatively affect Ryanair's labor relations, including its ability to attract flight personnel interested in year-round employment. Such risks could lead to negative effects on Ryanair's financial condition and/or results of operations.

The Company will incur significant costs acquiring new aircraft and any instability in the credit and capital markets could negatively impact Ryanair's ability to obtain financing on acceptable terms. Ryanair's continued growth is dependent upon its ability to acquire additional aircraft to meet additional capacity needs and to replace older aircraft. Ryanair had 613 aircraft in its operating fleet at March 31, 2025 and expects to receive an additional 34 Boeing 737-8200 aircraft before the end of FY26, pursuant to a contract with the Boeing Company ("Boeing," and such contract inclusive of subsequent amendments, the "2014 Boeing Contract").

In May 2023, Ryanair announced that it had entered into a purchase agreement with Boeing (the "2023 Boeing Contract") to purchase up to 300 Boeing 737 MAX-10 series aircraft (of which 150 are firm orders and 150 are subject to an option exercisable at Ryanair's discretion) for delivery between 2027 to 2033 (inclusive). This agreement was approved by Company's shareholders at its AGM on September 14, 2023.

Ryanair expects to have approximately 800 narrow-body aircraft in its fleet following delivery of all the Boeing 737-8200 and Boeing 737 MAX-10 aircraft, allowing for expected disposals of older aircraft, including lease returns over the period and Boeing's ability to fulfil both the 2014 and 2023 Boeing Contracts. For additional information on the Company's aircraft fleet and expansion plans, see "—A majority of Ryanair's aircraft and certain parts are sourced from a single supplier; therefore, Ryanair would be materially and adversely affected if such supplier were unable to provide additional equipment or support," and "Item 4. Information on the Company—Aircraft" and "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources". There can be no assurance that this planned expansion will not outpace the growth of passenger traffic on Ryanair's routes or that traffic growth will not prove to be greater than the expanded fleet can accommodate. In either case, such developments could have a material adverse effect on the Company's business, results of operations and financial condition.

As a result of the 2014 Boeing Contract and the 2023 Boeing Contract, and other general corporate purposes, Ryanair has raised and may continue to raise substantial debt financing. Ryanair's ability to raise unsecured or secured debt to pay for aircraft is subject to potential volatility in the worldwide financial markets. Additionally, Ryanair's ability to raise unsecured or secured debt to pay for aircraft as they are delivered is subject to various conditions imposed by the counterparties and debt markets to such loan facilities and related loan guarantees, and any future financing is expected to be subject to similar conditions. Any failure by Ryanair to comply with such conditions and any failure to raise necessary amounts of unsecured or secured debt to pay for aircraft, could have a material adverse effect on its results of operations and financial condition.

Using the debt capital markets to finance the Company requires the Company to retain its investment grade credit ratings (the Company has a BBB+ (stable) credit rating from both S&P and Fitch Ratings). There is a risk that the Group will be unable, or unwilling, to access these markets if it is downgraded or is unable to retain its investment grade credit ratings and this could lead to a higher cost of finance for the Group and a material adverse effect on its results and financial condition.

Ryanair has previously entered into significant derivative transactions intended to hedge some of its aircraft acquisition-related debt obligations. These derivative transactions expose Ryanair to certain risks and could have adverse effects on its results of operations and financial condition. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk."

Currency fluctuations affect the Company's results. Although the Company is headquartered in Ireland, a significant portion of its operations are conducted in the UK. Consequently, the Group has significant operating revenues and operating expenses, as well as assets and liabilities, denominated in UK pounds sterling. In addition, fuel, aircraft, insurance, aircraft leases and some maintenance obligations are denominated in U.S. dollars. Ryanair's operations and financial performance can therefore be significantly affected by fluctuations in the values of the UK pound sterling and the U.S. dollar. Ryanair is particularly vulnerable to direct exchange rate risks between the euro and the U.S. dollar because a significant portion of its operating costs are incurred in U.S. dollars and substantially none of its revenues are denominated in U.S. dollars.

Although the Company engages in foreign currency hedging transactions between the euro and the U.S. dollar and, from time to time, between the euro and the UK pound sterling, hedging activities are not expected to eliminate currency risks. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk."

Prolonged delays in the Federal Aviation Administration ("FAA") and/or the European Union Aviation Safety Agency ("EASA") issuing required certifications or approvals for the Boeing 737 MAX-10 aircraft could materially and adversely affect Ryanair's business plans, strategy and results of operations. Pursuant to a contract with the Boeing Company, Ryanair has ordered up to 300 new Boeing 737 MAX-10 aircraft (150 firm and 150 options) for delivery between 2027 to 2033 (the "2023 Boeing Contract"). See "Item 10. Additional information – Material Contracts".

Ryanair expects the phased deliveries of the aircraft between 2027 and 2033 will enable Ryanair to create approximately 10,000 new high-paid jobs for pilots, cabin crew and engineers, to facilitate disciplined traffic growth and support related revenue growth, and to replace a significant portion of Ryanair's older Boeing aircraft, supporting Ryanair's environmental and sustainability goals.

The delivery of the new aircraft under the 2023 Boeing contract is subject to the FAA and EASA issuing the required certifications and approvals to Boeing. Prolonged delays in the FAA and/or EASA issuing the required certifications or approvals for the Boeing 737 MAX-10, or further regulatory actions by the FAA and/or EASA with respect to the Boeing 737 MAX-10 aircraft could also materially and adversely affect Ryanair's business plans, strategy and results of operations, and there can be no assurance that Ryanair will be able to procure and operate other types of aircraft from Boeing or another manufacturer, seller or lessor.

Residual value of the fleet. At March 31, 2025 Ryanair operated 613 aircraft (27 of which are leased), has a purchase contract in place in respect of an additional 34 Boeing 737-8200 "Gamechanger" aircraft pursuant to the 2014 Boeing Contract, and a purchase order in respect of up to 300 Boeing 737 MAX-10 aircraft (of which 150 are firm orders and 150 are subject to an option exercisable at Ryanair's discretion) for delivery between 2027 to 2033 (inclusive). Over the course of the 2023 Boeing Contract order, Ryanair plans to dispose and handback approximately 150 aircraft as part of its ongoing fleet management strategy. Although under the terms of the 2023 Boeing Contract, Ryanair shall purchase the new aircraft at substantial discounts to the basic price for Boeing 737 MAX-10 aircraft, there can be no certainty that there will be demand for the new aircraft capacity or that Ryanair will be able to sell aircraft profitably at the time of disposal. Failure by Ryanair to dispose of an appropriate number of aircraft could have an adverse effect on Ryanair's financial condition.

The Company's growth may expose it to risks. Ryanair's operations have grown rapidly since it pioneered the low-fares operating model in Europe in the early 1990s. Ryanair intends to continue to expand its fleet and add new destinations and additional flights. Following shareholder approval of the 2023 Boeing Contract at the Company's AGM in September 2023, Ryanair increased its passenger targets to approximately 300m passengers per annum by FY34. However, no assurance can be given that this target will be met. If growth in passenger traffic and Ryanair's revenues do not keep pace with the planned expansion of its fleet, Ryanair could suffer from overcapacity and its results of operations and financial condition (including its ability to fund scheduled purchases of the new aircraft and related debt repayments) could be materially adversely affected.

The continued expansion of Ryanair's fleet and operations combined with other factors, may also strain existing management resources and related operational, financial, management information and information technology systems. Expansion will generally require additional skilled personnel, equipment, facilities and systems. An inability to hire skilled personnel or to secure required equipment and facilities efficiently and in a cost-effective manner may have a material adverse effect on Ryanair's ability to achieve its growth plans and sustain or increase its profitability.

Ryanair's new routes and expanded operations may have an adverse financial impact on its results. When Ryanair commences new routes, its load factors and fares tend to be lower than those on its established routes and its advertising and other promotional costs tend to be higher, which may result in initial losses that could have a material negative impact on Ryanair's results of operations as well as require a substantial amount of cash to fund. In addition, there can be no assurance that Ryanair's low-fares service will be accepted on new routes. Ryanair also periodically runs special promotional fare campaigns, in particular in connection with the opening of new routes. Promotional fares may have the effect of increasing load factors and reducing Ryanair's yield and passenger revenues on such routes during the periods that they are in effect. Ryanair has significant cash needs as it expands, including the cash required to fund aircraft purchases or aircraft deposits related to the acquisition of aircraft. There can be no assurance that Ryanair will have sufficient cash to make such expenditures and investments, and to the extent Ryanair is unable to expand its route system successfully, its future revenue and earnings growth will in turn be limited. See"—The Company will incur significant costs acquiring new aircraft and any instability in the credit and capital markets could negatively impact Ryanair's ability to obtain financing on acceptable terms".

Ryanair's continued growth is dependent on access to suitable airports; charges for airport access are subject to increase. Airline traffic at certain European airports is regulated by a system of grandfathered "slot" allocations. Each slot represents authorization to take-off and/or land at the particular airport at a specified time. As part of Ryanair's strategic initiatives, which include flights to primary airports, Ryanair Group airlines are operating to an increasing number of slot-coordinated airports, a number of which have constraints at particular times of the day. There can be no assurance that Ryanair will be able to obtain a sufficient number of slots at slot-coordinated airports that it may wish to serve in the future, at the time it needs them, or on acceptable terms. There can also be no assurance that its non-slot constrained bases, or the other non-slot constrained airports Ryanair serves, will continue to operate without slot allocation restrictions in the future. See "Item 4. Information on the Company—Government Regulation—Slots." Airports may impose other operating restrictions such as curfews, limits on aircraft noise levels, mandatory flight paths, runway restrictions, and limits on the number of average daily departures. Such restrictions may limit the ability of Ryanair to provide service to or increase service at such airports.

Ryanair's future growth also materially depends on its ability to access suitable airports located in its targeted geographic markets at costs that are consistent with Ryanair's strategy. Any condition that denies, limits, or delays Ryanair's access to airports it serves or seeks to serve in the future would constrain Ryanair's ability to grow. A change in the terms of Ryanair's access to these facilities or any increase in the relevant charges paid by Ryanair as a result of the expiration or termination of such arrangements and Ryanair's failure to renegotiate comparable terms or rates could have a material adverse effect on the Company's financial condition and results of operations. For additional information, see "Item 4. Information on the Company—Airport Operations—Airport Charges." See also "—The Company is subject to legal proceedings alleging State aid at certain airports" below.

Labor relations could expose the Company to risk. In December 2017, Ryanair announced its decision to recognize trade unions for collective bargaining purposes. Since then, Ryanair Group airlines have concluded Collective Labor Agreements ("CLAs") with trade unions in most of their major markets. The CLAs concluded to date vary by country but include agreements on recognition, seniority, base transfers, promotions, pay and rostering arrangements. There may be a push for legacy type working conditions which, if acceded to, could decrease the productivity of crew, increase costs and have an adverse effect on profitability.

Ryanair and its union partners have negotiated multiple CLAs since 2017. Initial agreements were reached in 2018-2019 following the decision to recognize trade unions for collective bargaining. During the Covid-19 pandemic, the Company negotiated emergency job protection agreements with unions for temporary pay cuts to avoid job losses. Pay under these emergency agreements was originally due to be restored from 2022 to 2025, however Ryanair concluded agreements with the majority of unions in 2022 which accelerated pay restoration with pay fully restored by December 2022. Since then, the Company has reached long term agreements (typically lasting 3 to 5 years) with pilots and cabin crew in all major markets that sets pay scales and protects the Company's high people productivity model. No agreements expired in FY25, however whilst these agreements set pay and conditions for the coming years, high inflation in the general economy, a global recession and a shift in market conditions could lead to unrealistic expectations by trade unions and excessive pay demands that could lead to labor unrest.

Ryanair intends to retain its low-fare, high people productivity model; however, there may be periods of labor unrest as unions challenge the existing high people productivity model which may have an adverse effect on customer sentiment and profitability.

Ryanair's transition from Irish to local contracts of employment in a number of EU countries has impacted costs, productivity and complexity of the business. Any subsequent decision to switch to lower cost locations could result in redundancies and a consequent deterioration in labor relations.

The Group is dependent on external service providers. Ryanair currently assigns its engine overhauls and "rotable" repairs to outside contractors approved under the terms of Part 145, the European regulatory standard for aircraft maintenance ("Part 145") established by EASA. The Company also assigns its passenger, aircraft, and ground handling services at airports (other than Dublin and certain airports in Poland, Spain and Portugal) to established external service providers. See "Item 4. Information on the Company—Maintenance and Repairs—Heavy Maintenance" and "Item 4. Information on the Company—Airport Operations—Airport Handling Services."

The termination or expiration of any of Ryanair's service contracts or any inability to renew them or negotiate replacement contracts with other service providers at competitive rates could have a material adverse effect on the Group's results of operations. Ryanair will need to enter into airport service agreements in any new markets it enters, and there can be no assurance that it will be able to obtain the necessary facilities and services at competitive rates. In addition, although Ryanair seeks to monitor the performance of external parties that provide passenger and aircraft handling services, the efficiency, timeliness, and quality of contract performance by external providers are largely beyond Ryanair's direct control. Ryanair expects to be dependent on such outsourcing arrangements for the foreseeable future.

The Group is dependent on key personnel. Ryanair's success depends to a significant extent upon the efforts and abilities of its senior management team, including Michael O'Leary, the Group CEO, and key financial, commercial, operating, IT, ESG, HR and maintenance personnel. See "Item 6. Directors, Senior Management and Employees—Compensation of Directors and Executive Officers—Remuneration Agreement with Mr. O'Leary." Ryanair's success also depends on the ability of its Executive Officers and other members of senior management to operate and manage effectively, both independently and as a Group. Although Ryanair's employment agreements with Mr. O'Leary and several of its other Senior Executives contain non-competition and non-disclosure provisions, there can be no assurance that these provisions will be enforceable in whole or in part. Competition for highly qualified personnel is intense, and either the loss of any executive officer, senior manager, or other key employee without adequate replacement or the inability to attract new, qualified personnel could have a material adverse effect upon Ryanair's business, operating results, and financial condition.

The Company faces risks related to its internet reservations operations and its elimination of airport check-in facilities. Ryanair's flight reservations are made through its website, mobile app and Global Distribution Systems including Amadeus, Sabre and Travelport (which operates the Galileo and Worldspan GDS) (collectively, the "GDSs"). Ryanair has established contingency programs which include migrating its website to the cloud and having a back-up booking engine available to support its existing booking platform in the event of a breakdown in this facility. Nonetheless, the process of switching over to the back-up booking engine could take some time and there can be no assurance that Ryanair would not suffer a significant loss of reservations in the event of a major breakdown of its booking engine or other related systems.

All Ryanair passengers are required to use Internet check-in. Internet check-in is part of a package of measures intended to reduce check-in lines and passenger handling costs and pass on these savings by reducing passenger airfares. Ryanair has deployed this system across its network. Any disruptions to the Internet check-in service as a result of a breakdown in the relevant computer systems or otherwise could have a material adverse impact on these service-improvement and cost-reduction efforts. There can be no assurance, however, that this process will continue to be successful or that consumers will not switch to other carriers that provide standard check-in facilities, which would negatively affect Ryanair's results of operations and financial condition.

The Company is subject to legal proceedings alleging State aid at certain airports. Formal investigations by the European Commission are ongoing into Ryanair's agreements with Carcassonne, Girona, Reus, Târgu Mures and Beziers airports, and Ryanair's arrangements with Cagliari airport (even though the Commission in March 2023 withdrew its 2016 finding that Ryanair had received aid through those arrangements). The investigations seek to determine whether the agreements constitute illegal State aid under EU law. The investigations are currently expected to be completed in 2025, with the European Commission's decisions being appealable to the EU General Court. Investigations into Ryanair's agreements with the Bratislava, Tampere, Marseille, Berlin (Schönefeld), Aarhus, Dusseldorf (Weeze), Brussels (Charleroi), Alghero, Stockholm (Västerås), Lübeck, Riga and Paris (Beauvais) airports, and into certain of Ryanair's agreements prior to 2009 with Frankfurt (Hahn), have concluded with findings that these agreements contained no State aid. In parallel, the European Commission has announced findings of State aid to Ryanair in its arrangements with Pau, Nimes, Angouleme, Altenburg, Zweibrücken, Cagliari, Klagenfurt, Montpellier, La Rochelle airports, and certain arrangements with Frankfurt (Hahn) airport spanning 2003-2018, ordering Ryanair to repay a total of approximately €55m of alleged State aid. Ryanair has appealed these "aid" decisions to the EU General Court, which ruled in favor of Ryanair in the Zweibrücken airport case. In 2023, the European Commission withdrew its finding of State aid (approximately €12m) concerning Ryanair's arrangements with Cagliari airport, following a General Court ruling in a related case, and is currently reviewing the case afresh in light of the guidance received from the Court, with a decision expected in 2025. The EU General Court ruled in favor of the European Commission in the cases of Pau, Nimes, Angouleme, Altenburg, Montpellier and Klagenfurt. The Klagenfurt judgment was subject to an appeal by Ryanair to the Court of Justice of the EU, which ruled against Ryanair in 2023. In 2024, Ryanair withdrew its appeal to the Court of Justice in the Montpellier case. In addition to the European Commission investigations, Ryanair is facing an allegation that it has benefited from unlawful State aid in a German court case launched by Lufthansa in 2006 in relation to Ryanair's arrangements with Frankfurt (Hahn). Adverse rulings in the above State aid matters could be used as precedents by competitors to challenge Ryanair's agreements with other publicly owned airports and could cause Ryanair to strongly reconsider its growth strategy in relation to public or state-owned airports across Europe. This could in turn lead to a scaling-back of Ryanair's overall growth strategy due to the smaller number of privately-owned airports available for development.

No assurance can be given as to the outcome of these legal proceedings, nor as to whether any unfavorable outcomes may, individually or in the aggregate, have a material adverse effect on the results of operations or financial condition of Ryanair.

For additional information, please see "Item 8. Financial Information—Other Financial Information—Legal Proceedings."

The Company faces risks related to unauthorized use of information from the Company's website. Screen scraper websites gain unauthorized access to Ryanair's website and booking system, extract flight and pricing information and display it on their own websites for sale to customers at prices which may include hidden intermediary fees on top of Ryanair's fares. Ryanair does not allow any such commercial use of its website and objects to the practice of screen scraping also on the basis of certain legal principles, such as contractual and database rights and copyright protection. In turn, Ryanair has been accused by certain operators of screen scraping websites that its objection to the unauthorized selling by online travel agents ("OTAs") to consumers of Ryanair flight tickets is an attempt to restrict competition. Ryanair is currently involved in legal proceedings against the proprietors of screen scraper websites in Germany, Ireland and the U.S. Ryanair's objective is to prevent any unauthorized use of its website and to prevent consumer harm, and the resultant reputational damage to the Company, that may arise due to the failure by some operators of screen scraper websites to provide Ryanair with the passengers' genuine contact and payment method details.

In November 2023, the Irish High Court found that Flightbox, a screen scraper, was bound by the Terms of Use of the Ryanair website and as such, the court granted Ryanair a permanent injunction prohibiting Flightbox from breaching the binding Terms of Use of the Ryanair website by using bot technology to unlawfully scrape the Ryanair website for OTAs. Following that decision, Ryanair was approached by a number of OTAs who wanted to enter into agreements that respected Ryanair's exclusive online distribution model. Ryanair entered into the first Direct Distribution Agreement ("DDA") with Love Holidays in January 2024 and subsequently into DDAs with several other OTAs. The DDAs fully protect Ryanair's exclusive online distribution model. Under the DDAs Ryanair grants the OTA partner a license to use its flight and price data for display purposes only on the OTA website. The passenger can select accurately priced Ryanair flights and ancillary products, and is brought to the Ryanair.com website to confirm the purchase of Ryanair flights and ancillary services. The agreements strictly prohibit any hidden mark-ups being applied to Ryanair flights and/or ancillary products so as not to mislead consumers and ensures that Ryanair obtains the passenger's real contact details, allows the passenger to manage their own booking directly with Ryanair, and in the event of cancellation or disruption that the passenger receives a prompt refund.

In January 2024, the Milan Court of Appeal conclusively rejected claims of the OTAs Lastminute and Viaggiare that Ryanair's exclusive online distribution model constitutes an abuse of a dominant position and confirmed that Ryanair's exclusive online distribution model was justified and pro-consumer.

In July 2024, a jury in the Delaware District Court found that Booking.com had violated the U.S. Computer Fraud and Abuse Act ("CFAA") by accessing Ryanair's "protected computer" without authorization and with intent to defraud causing Ryanair loss in excess of $5,000 (the minimum technical damages required for invoking the CFAA). Booking.com challenged the decision and in January 2025 obtained a ruling from the trial judge that the jury was incorrect to find that Ryanair suffered loss in excess of $5,000. Ryanair appealed this ruling to the U.S. Circuit Court in February 2025.

Ryanair also allows certain companies who operate fare comparison (i.e., not reselling) websites to access its schedule and fare information for the purposes of price comparison provided they sign a license and use the agreed method to access the data. In addition, Ryanair permits GDS operators Amadeus, Sabre, Travelport (trading as Galileo and Worldspan) and Kyte to provide access to Ryanair's fares to traditional brick & mortar travel agents and closed corporate travel booking platforms.

Notwithstanding the recent success in the screen scraping litigation, Ryanair has also in the past recorded unfavorable rulings in its actions against screen scrapers. Pending the outcome of outstanding legal proceedings and investigations by competition authorities (including the investigation launched by the Italian Competition Authority in September 2023) and if Ryanair were to be ultimately unsuccessful in them, the activities of screen scraper websites could lead to a reduction in the number of customers who book directly on Ryanair's website and consequently to a reduction in Ryanair's ancillary revenue stream. Also, some business may be lost to Ryanair once potential customers are presented by a screen scraper website with a Ryanair fare or a fee for an ancillary product such as priority boarding or checked baggage inflated by the screen scraper's intermediary fee. This could also adversely affect Ryanair's reputation as a low-fares airline, which could negatively affect Ryanair's results of operations and financial conditions.

For additional details, see "Item 8. Financial Information—Other Financial Information—Legal Proceedings—Legal Proceedings Against Internet Ticket Touts."

The Company is subject to increasingly strict sanctions for non-compliance with consumer protection laws. Despite the Company's efforts to ensure full compliance with applicable consumer protection laws, there is a risk that government bodies or other entities might claim non-compliance with these laws by Ryanair. Should any non-compliance be established, the Company could face substantial repercussions, including compliance orders, fines and damages, as well as negative publicity. Such events could significantly impact Ryanair's business operations, financial condition, and operational results. See also: "Item 4. Information on the Company—Government Regulation—Consumer Protection."

The Company faces risks related to allegations of non-compliance with competition law. Ryanair is subject to laws and regulations relating to anti-competitive practices in the European Union, individual members states and other countries in which it operates. In December 2022, the Italian Competition Authority ("AGCM") formulated an allegation of price collusion against Ryanair and several other airlines on routes between mainland Italy and Sicily during the Christmas travel peak. There was no merit behind this allegation and Ryanair believes that the AGCM was motivated by political pressure rather than any credible indication of existence of a cartel. Consequently, the AGCM dropped its investigation in November 2023. Also in November 2023, the AGCM launched a sector inquiry on pricing algorithms for air passengers on routes to and from Sicily and Sardinia. The AGCM issued a draft report for consultation in December 2024, which finds no specific issues on these routes related to the use of algorithms. This inquiry is pending and due to conclude by the end of 2025. The AGCM has the power to impose behavioral or structural measures on companies to eliminate distortions of competition or to recommend legislative/regulatory changes to improve the functioning of the markets. In September 2023, the AGCM opened an investigation into a potential abuse of a dominant position by Ryanair in its dealings with OTAs and bricks & mortar travel agents. In the context of this investigation, in April 2024 the AGCM started interim proceedings to determine whether there exists a risk of irreparable damage to competition during the time required for completing the main investigation, unless interim measures are imposed on the Company. The AGCM closed these interim proceedings in late May 2024, concluding that there was no basis for the adoption of precautionary measures pending the outcome of the main investigation. Ryanair believes there is no merit in this investigation and is fully defending its position with reference to, amongst others, case law supporting its current distribution model, including January 2024 rulings of the Court of Appeal of Milan in cases brought by OTAs Lastminute and Viaggiare, which found that Ryanair's direct distribution model benefited consumers and did not entail an abuse of a dominant position. However, it cannot be guaranteed that the AGCM will reach the same conclusions as the Milan Court of Appeal and the Company may therefore face a finding of an abuse of a dominant position and potentially a fine, which it would appeal in court. This AGCM investigation is currently scheduled to conclude by the end of 2025. As the Company has grown to become the largest airline in Europe by passenger traffic and number of daily flights, these recent investigations may turn out to be the beginning of a trend of competition authorities or other parties (such as suppliers) seeking to build cases based on allegations of breaches of EU and national laws prohibiting cartels and abuses of dominance. Competition authorities have extensive powers to impose structural or behavioral measures as well as fines of up to 10% of global annual turnover. The Company intends to fully defend any such claims. However, no assurance can be given as to the outcome of any such proceedings.

Corporation tax rates are expected to rise. The Company is principally subject to corporation tax on profits across a number of European jurisdictions from which its airlines are managed and controlled (i.e. Ireland, Malta, Poland, and the UK). In December 2022, the Council of the European Union reached unanimous agreement to adopt the EU Commission's directive relating to the Organization for Economic Co-operation and Development's ("OECD") inclusive framework on Base Erosion and Profit Shifting ("BEPS") Global Anti-Base Erosion Model Rules (referred to as "GloBE" or "Pillar Two"). The directive requires EU member states to enact a minimum global corporate tax rate of 15% for multinational groups. On foot of this directive, Ireland has enacted tax laws that will, as a backstop, apply a 'top-up tax' to the Company to ensure that the Group as a whole, meets the minimum global corporation tax rate standard outlined in the Pillar Two rules. These laws are subject to the continuing development of administrative guidelines by the OECD and contain various transitional reliefs and are expected to increase the overall effective tax rate of the Company over coming years.

Any increase in corporation tax rates to which the Company is exposed or adverse changes in the basis of calculation would result in the Company paying higher corporation taxes and could have an adverse impact on Ryanair's cash flows, financial position, and results of operations.

Changes in EU regulations in relation to employers and employee social insurance could increase costs. European legislation governs the country in which employees and employers must pay social insurance costs. Under the terms of legislation introduced in 2012, employees and employers must pay social insurance in the country where the employee is based. Prior to June 2012, Ryanair paid employee and employer social insurance in the country under whose laws the employee's contract of employment was governed, which was either the UK or Ireland. Each country within the EU has different rules and rates in relation to the calculation of employee and employer social insurance contributions and any increase in the rates of contributions will have a material adverse effect on Ryanair's cash flows, financial position, and results of operations.

Ryanair is subject to tax audits. The Company operates in many jurisdictions and is, from time to time, subject to tax audits, which by their nature are often complex and can require several years to conclude. While the Company is of the view that it is tax compliant in all jurisdictions in which it operates, there can be no guarantee, particularly in the current economic environment, that it will not receive tax assessments following the conclusion of the tax audits. In the event that the Company is unsuccessful in defending its position, it is possible that the effective tax rate, employment and other costs of the Company could materially increase. See "—Corporation tax rates expected to rise" above.

The Company faced legal challenges by regulatory authorities and consumers due to delays in the processing of cash refunds during the Covid-19 pandemic and its policy of offering travel vouchers in lieu of cash refunds in the interim. In the initial stages of the Covid-19 pandemic, and in light of staff shortages due to lockdown restrictions and an unprecedented high rate of flight cancellations, Ryanair offered travel vouchers to passengers who claimed reimbursement. This policy was in line with the requirements of the 'European Commission's Recommendation (EU) 2020/648 of May 13, 2020 on vouchers offered to passengers and travelers as an alternative to reimbursement for cancelled package travel and transport services in the context of the Covid-19 pandemic', in which the Commission recognized airlines' right to offer travel vouchers as long as the offer does not affect passengers' right to opt for a cash refund instead.

National authorities responsible for the enforcement of EU Regulation (EC) No. 261/2004 (the "Regulation") and the European Commission's Consumer Protection Cooperation Network generally recognized Ryanair's efforts and accepted that the seven days' deadline provided for by the Regulation to process refunds was to be interpreted in a reasonable manner in light of the circumstances of the Covid-19 pandemic. While some consumer protection enforcement authorities or courts may ultimately find Ryanair's decision to encourage passengers to accept travel vouchers in lieu of a cash refund to amount to a breach of the Regulation and/or an unfair commercial practice, the Company does not consider that such findings would have a material adverse effect on the results of operations or financial condition of Ryanair.

Brexit's effect on Ryanair's business. The UK's exit from the European Union on January 31, 2020 has had a significant impact on the UK and the EU. The UK and the EU announced on December 24, 2020 that they had signed a Trade and Cooperation Agreement (the "EU–UK TCA"). The EU–UK TCA covers a wide range of topics, including trade in goods and in services, digital trade, intellectual property, public procurement, aviation and road transport, energy, fisheries, social security coordination, law enforcement and judicial cooperation in criminal matters, and thematic cooperation and participation in EU programs.

The current and future arrangements between the EU and the UK, including the EU–UK TCA, could directly impact Ryanair's business in a number of ways. They include, inter alia, the status of the UK in relation to the EU's open air transport market, freedom of movement between the UK and the EU, and employment, social security, tax and customs rules between the UK and the EU. Adverse changes to any of these arrangements could potentially materially impact on Ryanair's financial condition and results of operations in the UK or other markets Ryanair serves.

As a result of the EU–UK TCA, flights between the UK and the EU can be offered by any of the Company's airline subsidiaries. UK domestic flights and flights between the UK and non-EU destinations can, however, only be offered by the Company's UK subsidiary, Ryanair UK Limited ("Ryanair UK"), which received an Air Operator Certificate and Operating License ("UK AOC") from the UK Civil Aviation Authority ("UK CAA") in December 2018.

Ryanair is exposed to Brexit-related risks and uncertainties, as approximately 22% of revenue in fiscal year 2025 came from operations in the UK, although this was offset somewhat by approximately 15% of Ryanair's non-fuel costs in fiscal year 2025 which were related to operations in the UK.

Brexit could present Ryanair with a number of other potential regulatory challenges. Brexit could lead to potentially divergent laws and regulations as the UK continues to determine which EU laws (including, but not limited to, in respect of aviation safety and security, consumer rights, data protection, public health and the environment) that it initially replicated on its exit from the EU to ultimately amend or abolish. It also requires special efforts to ensure Ryanair's continuing compliance with EU Regulation No. 1008/2008, which requires that air carriers registered in an EU member state be majority-owned and effectively controlled by EU nationals. The Board of Directors has taken action to ensure continuing compliance with EU Regulation No. 1008/2008 after December 31, 2020, i.e., the date following which UK holders of the Company's shares are no longer treated as EU nationals for the purposes of EU Regulation No. 1008/2008. For additional information, please see "–Risks Related to Ownership of the Company's Ordinary Shares or ADRs".

Brexit has caused, and may continue to cause, both significant volatility in global stock markets and currency exchange rate fluctuations, as well as create significant uncertainty among UK businesses and investors, mainly due to the resulting legal and regulatory uncertainty, including potentially divergent treaties, laws and regulations applicable to the provision of air transportation services. In particular, to March 31, 2025, the pound sterling had lost approximately 13% and 8% of its value against the U.S. Dollar and the euro respectively since the Brexit referendum in 2016. Further, the Bank of England and other observers have warned of a significant probability of a Brexit-related recession in the UK, which may be further impacted by the long-term negative economic effects of the Covid-19 pandemic, Russia's invasion of Ukraine, increased interest rates and inflation. The Company earns a significant portion of its revenues in pounds sterling, and any significant decline in the value of the pound sterling and/or recession in the UK would materially impact its financial condition and results of operations. For additional information, please see "–Currency fluctuations affect the Company's results".

Risks associated with the euro. The Company is headquartered in Ireland and its reporting currency is the euro. Generally, fluctuations in foreign currencies, including devaluations, cannot be predicted and can significantly affect the value of the Group's assets located (or revenues generated) outside of the Eurozone.

Ryanair Group airlines predominantly operate to/from countries within the Eurozone and have significant operational and financial exposures to the Eurozone that could result in a reduction in the operating performance of Ryanair or the devaluation of certain assets. Ryanair has taken certain risk management measures to minimize any disruptions; however, these risk management measures may be insufficient. The Company has cash and aircraft assets and debt liabilities that are denominated in euro on its balance sheet. In addition, the positive/negative mark-to-market value of derivative-based transactions are recorded in euro as either assets or liabilities on Ryanair's balance sheet. Uncertainty regarding the future of the Eurozone could have a materially adverse effect on the value of these assets and liabilities. In addition to the assets and liabilities on Ryanair's balance sheet, the Company has a number of cross-currency risks as a result of the jurisdictions of the operating business including non-euro revenues, fuel costs, certain maintenance costs and insurance costs. A strengthening in the value of the euro, primarily against UK pound sterling and other non-Eurozone currencies such as Polish zloty or a weakening against the U.S. dollar, could have a material adverse impact on the operating results of the Company.

Recession, inflation, austerity, changes in monetary policy and uncertainty in connection with the euro could also impede Ryanair's growth.

Risks Related to the Airline Industry

The airline industry is particularly sensitive to changes in economic conditions: a continued recessionary environment would negatively impact Ryanair's results of operations. Ryanair's operations and the airline industry in general are sensitive to changes in economic conditions. Unfavorable economic conditions such as government austerity measures, the longer-term impact of Covid-19 (or any future pandemics), the uncertainty relating to the Eurozone and the UK following Brexit, geopolitical tensions, economic instability as a consequence of the conflicts in Ukraine and Israel/Hamas, high unemployment rates, high interest rates, constrained credit markets, global import tariffs and continuing inflationary pressures could lead to reduced spending by both leisure and business passengers. Unfavorable economic conditions also tend to impact Ryanair's ability to raise fares to counteract increased fuel and other operating costs. A continued recessionary and/or inflationary environment, combined with austerity measures by European governments, restricted or less accommodative monetary policies, uncertainties resulting from Brexit and uncertainties, sanctions, trade and travel restrictions and fuel and gas shortages resulting from the conflicts in Ukraine and Israel/Hamas, has negatively impacted and will likely continue to negatively impact Ryanair's operating results. It could also restrict the Company's ability to grow passenger volumes, secure new airports and launch new routes and bases, and could have a material adverse effect on its financial results. See "—Geopolitical uncertainties and an increase of trade restrictions and protectionism could have a material adverse effect on Ryanair's business, results of operation and financial condition" below.

The introduction of government/environmental taxes or prohibitions on travel could damage Ryanair's ability to grow and could have a material adverse impact on operations. Travel taxes, ranging from municipal taxes in Italy of €6.50 to air passenger taxes in the Netherlands of €29.05, are levied as a flat amount per departing passenger in a number of Ryanair markets and account for a higher percentage when applied to low fares. In Ryanair's experience the imposition of travel taxes reduces the growth potential of a market as fares do not increase by the amount of the tax. In most markets, transfer passengers are exempt from these taxes and as a result they distort the market by giving an unfair subsidy to inefficient high-cost airlines who operate connecting flight networks. For example, in 2022, Belgium introduced a tax on departing passengers with an exemption for transfer passengers.

The introduction of government taxes on travel has had a negative impact on passenger volumes, particularly given the impact of the Covid-19 pandemic within the industry. The introduction of further government taxes on travel across Europe could have a material adverse effect on Ryanair's financial results.

In 2021, a law was passed in France prohibiting domestic flights where an alternative direct train service operates in under 2.5 hours, with an exception made for connecting flights. The European Commission found this distorted competition between point-to-point carriers and network operators. Consequently, France amended the law to remove this exemption for connecting flights. The new formulation of the law de facto means that only 3 routes to Paris Orly airport are affected. The European Commission approved this law in December 2022.

While the Company believes that any such restriction of airlines' commercial freedom would be incompatible with EU law, it cannot be guaranteed that some form of government intervention in airline ticket prices will not be introduced at a national or European level. This would severely impact the Company's ability to attract the most price sensitive consumers.

In July 2021, the European Commission announced details of the proposed "Fit for 55" legislation. These proposals include the introduction of a jet fuel tax on intra-EU flights through the Energy Taxation Directive. This tax would potentially be fully phased in over a 10-year period to 2033. The proposal remains under discussion within the Council of the European Union. The introduction of this tax on intra-EU flights could have a material adverse effect on Ryanair's financial results.

Environmental Regulation will increase costs. Many aspects of Ryanair's operations are subject to increasingly stringent national and international laws, regulations and levies protecting the environment, including those relating to carbon emissions, clean water, management of hazardous materials and climate change. Compliance with existing and future environmental laws, regulations and levies can require significant expenditures, and violations can lead to significant fines, penalties and reputational damage.

In particular, the EU Emissions Trading System ("ETS"), is a cap-and-trade system for CO_2 emissions to encourage industries to improve their CO_2 efficiency. Under the current legislation, airlines are granted initial CO_2 allowances based on historical performance and a CO_2 efficiency benchmark. Under the "Fit for 55" legislation, the EU ETS allowances will be phased out over the period from 2024 to 2026. Any shortage of allowances has to be purchased in the open market and/or at government auctions. ETS compliance is one of the most material environmental compliance costs for the Group (see page 285 for details). There can be no assurance that Ryanair will be able to obtain sufficient carbon credits or that the cost of the credits will not have a material adverse effect on the Company's business, operating results, and financial condition.

Additionally, the European Commission "ReFuel EU" regulation, and similar UK legislation provides for a Sustainable Aviation Fuel ("SAF") blending mandate to be implemented. It sets SAF targets of 2% by 2025 rising to 6% by 2030 in the EU and 10% by 2030 in the UK. There can be no assurance that sufficient SAF will be available in the market for Ryanair to purchase or that the cost of SAF will not have a material adverse effect on Ryanair's financial results.

Geopolitical tensions and uncertainties regarding ongoing conflicts could have a material adverse effect on Ryanair's business, results of operation and financial condition. The war between Russia and Ukraine and the ongoing conflict between Israel and Hamas have heightened geopolitical tensions. The EU, the UK, the U.S., and other countries have introduced extensive sanctions on Russia (as well as Belarus for its role in Russia's invasion) comprised of targeted, restrictive measures on certain individuals and entities, export controls, as well as general restrictions on economic relations, trade and financial transactions relating to Russia and Belarus. In response, Russia has imposed countermeasures against "unfriendly" states and individuals and entities of such states. Such sanctions and countermeasures have had, and are expected to continue to have, a significant disruptive effect on global markets, including oil and gas markets, accessibility of airports and associated travel routes, as well as supply chains, including for aircraft components. Geopolitical events, including the escalation or expansion of hostilities in Ukraine or the Middle East, may lead to further trade restrictions and instability across Europe and worldwide.

These geopolitical tensions and uncertainties have resulted in price increases of goods and services globally that may affect Ryanair which has exposure, either directly or indirectly, to the availability and cost of certain raw materials, including jet fuel. The ongoing conflicts and sanctions could have a material adverse effect on demand for Ryanair's services, its costs, customers, suppliers and/or the Irish, EU, UK, U.S. or world economy or certain sectors thereof and, in turn, Ryanair's business and financial results.

Any significant outbreak of any airborne disease or similar public health threat and related governmental, private sector and individual consumer responsive actions, could significantly damage Ryanair's business, operating results and financial condition. Public health emergencies, epidemics or pandemics such as in relation to the outbreaks of Covid-19, swine flu, MERS, SARS, foot-and-mouth disease or avian flu have had, and could in the future have, an adverse impact on our business, results of operations, financial condition and liquidity. A severe outbreak of new (vaccine-resistant) variants of these, other airborne contagious diseases or another pandemic, may result in European or national authorities imposing or re-imposing restrictions and recommending precautions to mitigate the health crisis. Such constraints could include, but are not limited to, restrictions on travel, quarantine requirements, enhanced aircraft cleaning and additional procedures to limit transmission among personnel and customers which, on an individual or combined basis, could negatively impact Ryanair's business.

If any such outbreak or other public health threat becomes severe in Europe, its effect on demand for air travel in the markets in which Ryanair operates could be material, and it could therefore have a significantly adverse effect on the Company's financial performance. Negative publicity regarding such an outbreak or public health threat in Europe and other regions of the world may also have an adverse impact on demand for air travel in the markets in which Ryanair operates. A serious outbreak or other public health threat could therefore severely disrupt Ryanair's business, resulting in the cancellation or loss of bookings, adversely affecting Ryanair's financial condition and results of operations.

EU Regulation on passenger compensation could significantly increase related costs. EU Regulation (EC) No. 261/2004 requires airlines to compensate passengers (holding a valid ticket) who have been denied boarding or whose flight has been canceled or delayed more than three hours on arrival. The regulation calls for compensation of €250, €400, or €600 per passenger, depending on the length of the flight and the cause of the cancellation or delay, i.e., whether it is caused by "extraordinary circumstances". As Ryanair's average flight length is less than 1,500 KM – the upper limit for short-haul flights – the amount payable is generally €250 per passenger. Passengers subject to flight delays over two hours are also entitled to "assistance", including meals, drinks, and telephone calls, as well as hotel accommodation if the delay extends overnight. For delays of over five hours, the airline is also required to offer the option of a refund of the cost of the unused ticket. There can be no assurance that the Company will not incur a significant increase in costs in the future due to the impact of this regulation if Ryanair experiences a large number of delays or canceled flights, which could occur as a result of certain types of events beyond its control. Further, courts in several jurisdictions have been narrowing the definition of the term "extraordinary circumstances", thus allowing increased consumer claims for compensation. In September 2015, the Court of Justice of the EU, in Van der Lans v KLM, held that airlines are required to provide compensation to passengers even in the event of a flight cancellation on account of unforeseen technical defects. Further, in April 2018, the Court of Justice of the EU found in Krusemann v TUIfly that "wildcat" strikes which stem from restructuring measures taken by an air carrier do not constitute extraordinary circumstances. In March 2021, in the Airhelp v SAS proceedings, the Court of Justice of the EU effectively imposed strict liability on airlines to pay compensation where flights are canceled or delayed for three hours or more on arrival due to strikes by airline staff. In addition, in December 2021, in joined cases (including Azurair, Corendon Airlines, Eurowings, Austrian Airlines and Laudamotion), the Court of Justice of the EU found that compensation is also payable for schedule changes made without sufficient notice which result in an earlier departure of one hour or more or a later departure of three hours or more unless due to 'extraordinary circumstances'. See "—Extreme Weather Events Could Affect the Company and Have a Material Adverse Effect on the Company's Results of Operations" below.

Under the terms of EU Regulation No. 261/2004, described above, in addition to the payment of compensation, Ryanair has certain duties to passengers whose flights are canceled. In particular, Ryanair is required to reimburse passengers who have had their flights canceled for certain reasonable, documented expenses – primarily for accommodation and food. Passengers must also be given a re-routing option if their flight is delayed over three hours or if it is canceled. Such re-routing options are not limited to Ryanair flights and other carriers must be considered if no suitable Ryanair flight can be sourced. If a passenger elects for a refund, Ryanair's re-routing obligations cease.

Similar passenger rights are provided in the UK under the Air Passenger Rights and Air Travel Organizers' Licensing (Amendment) (EU Exit) Regulations 2019 ("UK261") and in Israel under the Aviation Services Law ("ASL").

Ryanair recognizes the potential for changes in regulatory frameworks that govern our operations. In particular, the Company cannot guarantee that EU Regulation No. 261/2004 or UK261 will not be amended to impose more stringent requirements, which could potentially impact Ryanair's operations and financial performance.

The Company is substantially dependent on discretionary air travel. Because a substantial portion of airline travel (both business and personal) is discretionary and because Ryanair is substantially dependent on discretionary air travel, any prolonged general reduction in airline passenger traffic could have a material adverse effect on the Company's profitability or financial condition. Similarly, any significant increase in expenses related to security, insurance or related costs could have a material adverse effect on the Company's profitability or financial condition. As a consequence, any future aircraft safety incidents (particularly involving other low-fare airlines or aircraft models flown by Ryanair), changes in public opinion regarding the environmental impacts of air travel, terrorist attacks in Europe, the U.S. or elsewhere, significant military actions by the United States or EU nations, or any related economic downturn may have a material adverse effect on demand for air travel and thus on Ryanair's business, operating results, and financial condition. See "—The Company is dependent on the continued acceptance of low-fares airlines."

Extreme weather events could affect the Company and have a material adverse effect on the Company's results of operations. In 2010 and 2011, a significant portion of the airspace over northern Europe was closed by authorities as a result of safety concerns presented by emissions of ash from an Icelandic volcano, which resulted in the cancellation of a significant number of flights.

Extreme weather events may happen again and could lead to further significant flight cancellation costs which could have a material adverse impact on the Company's financial condition and results of operations. Furthermore, the occurrence of such events and the resulting cancellations due to the closure of airports could also have a material adverse effect on the Company's financial performance indirectly, as a consequence of changes in the public's willingness to travel within Europe due to the risk of flight disruptions.

The Company is dependent on the continued acceptance of low-fares airlines. In past years, accidents or other safety-related incidents involving certain other low-fares airlines have had a negative impact on the public's acceptance of such airlines. Any adverse event potentially relating to the safety or reliability of low-fares airlines (including accidents or negative reports from regulatory authorities) could adversely impact the public's perception of, and confidence in, low-fares airlines like Ryanair (regardless of Ryanair's own safety record) and could have a material adverse effect on Ryanair's financial condition and results of operations. In particular, an accident or other safety-related incident involving an aircraft operated by another airline of the same model or manufacturer as operated by Ryanair could have a material adverse effect on Ryanair if such accident or other safety-related incident resulted in actions or investigations by global aviation authorities or created a public perception that Ryanair's operations are not safe or reliable or are less safe or reliable than other airlines. Such regulatory actions and/or public perceptions could, in turn, result in adverse publicity for Ryanair, cause harm to Ryanair's brand and reduce travel demand on Ryanair's flights, resulting in a material adverse effect on the Company's financial condition and results of operations. For additional information, see "—Risks Related to the Company—A majority of Ryanair's aircraft and certain parts are sourced from a single supplier; therefore, Ryanair would be materially and adversely affected if such supplier were unable to provide additional equipment or support."

In addition to safety concerns, a significant increase in consumer concern regarding climate change could also lead to a reluctance to fly and could therefore have an adverse effect on Ryanair's financial condition and results of operations.

The Company faces the risk of loss and liability. Ryanair is exposed to potential catastrophic losses that may be incurred in the event of an aircraft accident or terrorist incident. Any such accident or incident could involve costs related to the repair or replacement of a damaged aircraft and its consequent temporary or permanent loss from service. In addition, an accident or incident could result in significant legal claims against the Company from injured passengers and others who experienced injury or property damage as a result of the accident or incident, including ground victims. Ryanair currently maintains passenger liability insurance, employer liability insurance, aircraft insurance for aircraft loss or damage, and other business insurance in amounts per occurrence that are consistent with industry standards.

Ryanair currently believes its insurance coverage is adequate (although not comprehensive). However, there can be no assurance that the amount of insurance coverage will not need to be increased, that insurance premiums will not increase significantly, or that Ryanair will not be forced to bear substantial losses from any accidents not covered by its insurance. Airline insurance costs increased dramatically following the September 2001 terrorist attacks on the United States. See "—The Company is substantially dependent on discretionary air travel" above. Substantial claims resulting from an accident in excess of related insurance coverage could have a material adverse effect on the Company's results of operations and financial condition. Moreover, any aircraft accident, even if fully insured, could lead to the public perception that Ryanair's aircraft were less safe or reliable than those operated by other airlines, which could have a material adverse effect on Ryanair's business.

EU Regulation No. 2027/97, as amended by Regulation No. 889/2002, governs air carrier liability. See "Item 4. Information on the Company—Insurance" for details of this regulation. This regulation increased the potential liability exposure of air carriers such as Ryanair. Although Ryanair has extended its liability insurance to meet the requirements of the regulation, no assurance can be given that other laws, regulations, or policies will not be applied, modified or amended in a manner that has a material adverse effect on Ryanair's business, operating results, and financial condition.

Airline industry margins are subject to significant uncertainty. The airline industry is capital intensive and is characterized by high fixed costs and by revenues that generally exhibit substantially greater elasticity than costs. Although fuel accounted for approximately 42% of total operating expenses in FY25 and approximately 45% in FY24, management anticipates that these percentages may vary significantly in future years. See "—Changes in fuel costs and availability affect the Company's results" above. The operating costs of each flight do not vary significantly with the number of passengers flown, and therefore, a relatively small change in the number of passengers, fare pricing, or traffic mix could have a disproportionate effect on operating and financial results. Accordingly, a relatively minor shortfall from expected revenue levels could have a material adverse effect on the Company's growth or financial performance. See "Item 5. Operating and Financial Review and Prospects." The very low marginal costs incurred for providing services to passengers occupying otherwise unsold seats are also a factor in the industry's high susceptibility to price discounting. See "—The Company faces significant price and other pressures in a highly competitive environment" above.

Safety-related undertakings could affect the Company's results. Aviation authorities in Europe and the United States periodically require or recommend that airlines implement certain safety-related modifications and/or procedures on their aircraft. In recent years, the FAA, EASA and UK CAA have required a number of such modifications and/or procedures with regard to Boeing 737 aircraft, including aircraft structural inspections requiring specialized equipment and high frequency repeat inspections, an enhanced angle of attack system to be installed on the Boeing 737-8200 aircraft and modifications related to the structure surrounding CFM-56 engines. Ryanair's policy is to implement any required/recommended safety modifications and procedures in accordance with FAA, EASA and UK CAA guidance in close collaboration with Boeing and Airbus and as applicable to our fleet.

In 2019, the FAA and EASA implemented a regular inspection requirement of the aircraft pickle fork for all aircraft above certain mandated cycles and this inspection requirement continues. To date, all such procedures have been conducted as part of Ryanair's standard maintenance program and have not interrupted flight schedules nor required any material increases in Ryanair's maintenance expenses. However, there can be no assurance that the FAA and EASA or other regulatory authorities will not recommend or require other safety-related undertakings or that such undertakings would not adversely impact Ryanair's operating results or financial condition.

There also can be no assurance that new regulations will not be implemented in the future that would apply to Ryanair's aircraft and result in an increase in Ryanair's cost of maintenance, delays in the delivery of aircraft or other costs beyond management's current estimates. In addition, should Ryanair's aircraft cease to be sufficiently reliable or should any public perception develop that Ryanair's aircraft are less than completely reliable, Ryanair's business could be materially adversely affected.

State Aid to the Company's competitors could adversely affect its results. In response to the Covid-19 pandemic, several European governments chose to support their flag carrier airlines with State Aid through recapitalizations, loans, loan guarantees and other measures. As at March 31, 2025, the European Commission has authorized approximately €40bn in such aid to approximately 20 airlines. Ryanair believes that aid that includes a nationality condition is discriminatory and therefore unlawful under EU law and has challenged several of the European Commission's aid approvals in the General Court. In the early stages of the pandemic, the General Court overturned the European Commission's approvals in three cases (KLM, Condor and TAP); however, the European Commission promptly re-approved the same or similar quantum of aid to each of these airlines. Subsequently, the General Court upheld the European Commission's approvals in several other cases, some of which Ryanair appealed to the European Court of Justice. First judgments from the Court of Justice of the EU were received in September 2023, where the court upheld the European Commission's approvals. In May 2023, the General Court allowed Ryanair's appeals of State aid through recapitalization to Lufthansa (from Germany) and SAS (from Sweden and Denmark), and an Italian State aid scheme limited to Italian licensed airlines. In December 2023 the General Court allowed Ryanair's appeals of State aid through recapitalization to Air France (from France), and in February 2024 Ryanair's appeal of State aid to KLM (from the Netherlands). The European Commission is required to take new decisions in each of these cases and may re-approve the aid, as it has done in the case of Air France and (for the third time) in the case of KLM. The European Commission, relevant EU Member State, or relevant airline may also appeal the General Court judgments to the Court of Justice of the EU (the Lufthansa General Court judgment of May 2023 and the Air France judgments of December 2023 are under such appeals which are likely to conclude in 2025 – 2026, while Neos' appeal of the Italian State aid scheme limited to Italian licensed airlines was successful in January 2025 with the Court of Justice referring the case back to the General Court for a fresh review). Ryanair's competitors may use the aid to offer below cost prices in the market, which could negatively impact the Company's business and operations.

Risks Related to Ownership of the Company's Ordinary Shares or ADSs

EU rules impose restrictions on the ownership of Ryanair Holdings' Ordinary Shares by Non-EU nationals. EU Regulation No. 1008/2008 requires that, in order to obtain and retain an operating license, an EU air carrier must be majority-owned and effectively controlled by EU nationals. The Board of Directors of Ryanair Holdings is given certain powers under Ryanair Holdings' articles of association (the "Articles") to take action to ensure that the number of Ordinary Shares (including Ordinary Shares in the form of ADSs) held in Ryanair Holdings by non-EU nationals ("Affected Shares") does not reach a level that could jeopardize the Company's entitlement to continue to hold or enjoy the benefit of any license, permit, consent, or privilege which it holds or enjoys and which enables it to carry on business as an air carrier. The Directors, from time to time, set a "Permitted Maximum" on the number of the Company's Ordinary Shares and ADSs that may be owned by non-EU nationals at such level as they believe will comply with EU law. The Permitted

Maximum is currently set at 49.9%. This maximum level refers to Affected Shares (i.e., Ordinary Shares and ADSs held by or on behalf of non-EU nationals) that are not subject to any restrictions under Article 41 of the Articles. Following the Company's decision to treat as "Restricted Shares" (within the meaning of the Articles) and disapply voting rights in respect of all Affected Shares from January 1, 2021, the Permitted Maximum is not currently a relevant constraint.

The Board of Directors may, under certain circumstances, deprive holders of Restricted Shares of their rights to attend, vote at, or speak at general meetings, and/or require such holders to dispose of their Restricted Shares to an EU national within 21 days (or such longer period as the Directors may consider reasonable). The Directors are also given the power to transfer such Restricted Shares themselves if a holder fails to comply. In 2002, the Company implemented measures to restrict the ability of non-EU nationals to purchase Ordinary Shares, which remained in effect until March 7, 2025. There can be no assurance that such restrictions will not be reintroduced. Additionally, these foreign ownership restrictions could result in Ryanair's exclusion from certain stock tracking indices. Any such exclusion may adversely affect the market price of the Ordinary Shares and ADSs. Since April 2012, the Company has had the necessary authorities in place to repurchase ADSs as part of its general authority to repurchase issued share capital in the Company.

As a result of Brexit, with effect from January 1, 2021, UK nationals ceased to qualify as EU nationals. Consequently, as of that date and until March 7, 2025, the 2002 ban on the purchase of Ordinary Shares by non-EU nationals applied to UK nationals. In addition, in accordance with the resolutions passed by the Board of the Company on March 8, 2019, all Ordinary Shares and ADSs held by or on behalf of non-EU nationals (including UK nationals) are, as of January 1, 2021, treated as "Restricted Shares". Restricted Share Notices were issued to the registered holder(s) of each Restricted Share specifying that the holder(s) of such shares shall not be entitled to attend, speak at or vote at any general meeting of the Company for so long as those shares are treated as Restricted Shares pursuant to Article 41(J)(i) of the Articles. UK nationals were not required to dispose of Ordinary Shares which they purchased prior to January 1, 2021. These resolutions will remain in place until the Board determines that the ownership and control of the Company is no longer such that there is any risk to the airline licenses held by the Company's subsidiaries pursuant to EU Regulation No. 1008/2008.

On September 2, 2024 the Company's Board announced that it would review the ban on the purchase of Ordinary Shares by non-EU nationals and the voting restrictions on non-EU national holders of Ordinary Shares and ADSs with a view to potentially varying the Company's approach in a manner that continues to ensure compliance with EU Regulation 1008/2008. The Company engaged with shareholders and regulators as part of this review. The Company announced on March 7, 2025 that the review had been completed and that the Board had resolved that it is in the best interest of the Company and shareholders as a whole to: 1) discontinue the purchase restrictions with immediate effect; 2) continue to apply the voting restrictions in respect of all Ordinary Shares and ADSs held by or on behalf of non-EU nationals (including UK nationals); 3) update the market as appropriate on the proportion of the Company's issued share capital held by EU nationals; and 4) if required, reintroduce the purchase restrictions at an appropriate time to ensure that the proportion of the Company's issued share capital held by EU nationals is at least 20%. See "Item 10. Additional Information—Limitations on Share Ownership by Non-EU Nationals" for a detailed discussion of restrictions on share ownership.

Holders of Ordinary Shares are currently unable to convert those shares into American Depositary Shares (ADSs). Holders of Ordinary Shares can sell their shares and purchase existing ADSs (which are evidenced by American Depositary Receipts (ADRs)). However, since June 2001 Ryanair has not allowed deposit of Ordinary Shares with the depositary (BNY) for the issuance of new ADSs so as to ensure that its ADS program does not grow to a level that could jeopardize EU airline licenses held by the Company's subsidiaries (the Ryanair Holdings ADS program currently accounts for over 40% of the Company's issued share capital and is the largest amongst EU airlines). Following the Company's decision on March 7, 2025 to lift purchase restrictions on non-EU nationals in respect of Ordinary Shares, both EU and non-EU nationals who wish to withdraw the Ordinary Shares underlying their ADSs can do so by surrendering their ADSs to the depositary and withdrawing the Ordinary Shares represented thereby. Once withdrawn, holders will not be able to deposit their Ordinary Shares with the depositary for the issuance of new ADSs. There can be no assurance that the Company will ever allow the deposit of Ordinary Shares with the depositary for the issuance of new ADSs. See also "— EU rules impose restrictions on the ownership of Ryanair Holdings' Ordinary Shares by Non-EU nationals".

The Company's results of operations may fluctuate significantly. The Company's results of operations have varied significantly from quarter to quarter, and the Company expects these variations to continue. See "Item 5. Operating and Financial Review and Prospects—Seasonal Fluctuations." Among the factors causing these variations are the airline industry's sensitivity to general economic conditions, the seasonal nature of air travel, and trends in airlines' costs, especially fuel costs. Because a substantial portion of airline travel (both business and personal) is discretionary, the industry tends to experience adverse financial results during general economic downturns. The Company is substantially dependent on discretionary air travel.

The trading price of Ryanair Holdings' Ordinary Shares and ADRs may be subject to wide fluctuations in response to quarterly variations in the Company's operating results and the operating results of other airlines. In addition, the global stock markets from time to time experience extreme price and volume fluctuations that affect the market prices of many airline company stocks. These broad market fluctuations may materially adversely affect the market price of the Ordinary Shares and ADRs.

Ryanair Holdings may or may not pay special dividends. Since its incorporation in 1996, Ryanair Holdings has occasionally declared special dividends on both its Ordinary Shares and ADRs. Ryanair Holdings' ability to pay special dividends in the future will be dependent on the financial performance of the Company and there is no guarantee that any further special dividends will be paid. See "Item 8. Financial Information—Other Financial Information—Dividend Policy". As a holding company, Ryanair Holdings does not have any material assets other than its shares in the Company's operating airlines and in other entities within the Ryanair Holdings Group.

Increased costs for possible future ADR and share repurchases. As the Group's Ordinary Shares have historically traded at a discount to the Group's ADRs (listed on the NASDAQ Stock Market ("NASDAQ")), the inclusion of ADRs in buyback programs may result in increased costs in performing share buybacks. Since FY08 the Company has repurchased shares as follows:

Fiscal year ended March 31,	No. of shares (m)	Approx. cost (€m)
2008-2021	467.2	4,825.7
2022	—	—
2023	—	—
2024	—	—
2025	77.5	1,481.7
Period through April 7, 2025 (completion)	1.0	18.3
Total	545.7	6,325.7

The Company announced and launched a €700m share buyback program (including Ordinary Shares underlying ADRs) in May 2024, which was subsequently completed in August 2024. A follow-on €800m share buyback program was announced and launched in late August 2024 and was subsequently completed in April 2025. See "Item 8. Financial Information—Other Financial Information—Share Buyback Program".

There is no guarantee that the Company's current Central Securities Depository ("CSD") will provide equivalent functionality to the Company's previous CSD, which may adversely impact the Company and/or holders of ADRs and/or interests in Ordinary Shares. Ireland does not have a domestic CSD, and Irish issuers, including Ryanair Holdings, whose shares are traded on Euronext Dublin have historically relied on CREST. CREST is a system which facilitated the recording of ownership and effecting transfers of shares in Irish incorporated companies, operated by Euroclear UK & Ireland ("EUI") and authorized as a CSD in the United Kingdom.

EU issuers are required by EU Regulation 909/2014 ("EU CSD Regulation") to use a CSD authorized in an EU Member State. One of the consequences of Brexit is therefore that the CREST system is no longer authorized to act as a CSD for Irish securities. This is because EUI became a third country CSD following Brexit and is no longer authorized to passport its services into Ireland pursuant to European law.

The Company held an Extraordinary General Meeting at which it was resolved that the Ordinary Shares of Ryanair Holdings would be migrated from the CREST System to the settlement system operated by Euroclear Bank SA/NV ("Euroclear Bank"), the CSD in Belgium, over the course of the weekend commencing March 12, 2021 (the "Migration"). The Migration, involving all Irish companies listed on Euronext Dublin, was successfully completed on March 15, 2021.

The Euroclear Bank model is structurally different to CREST. Euroclear Bank operates an "intermediated" settlement system, where legal title to shares in the issuer is held by a nominee of Euroclear Bank. Participants in Euroclear Bank (e.g., credit institutions, stockbrokers, investment managers) have rights in relation to these shares under Belgian law (Belgium being Euroclear Bank's place of incorporation), and underlying investors hold their interests in the shares through their contractual relationship with a participant, or the direct or indirect counterparty of a participant.

Item 4. *Information on the Company (SBM-1*)*

INTRODUCTION

Ryanair Holdings was incorporated in 1996 as a holding company for Ryanair Designated Activity Company ("DAC"). The latter operates a low-fare, scheduled-passenger airline serving short-haul, point-to-point routes mainly within Europe. In FY19, the Company set up Buzz, formally known as Ryanair Sun, (a Polish charter and scheduled passenger airline with a Polish AOC), acquired Lauda (a Maltese wet lease provider to the Ryanair Group with a Maltese AOC), and set-up Ryanair UK (with a UK AOC). In FY20, Malta Air became the fifth airline in the Ryanair Group. Each of Buzz, Lauda, Malta Air, Ryanair DAC and Ryanair UK are wholly owned airlines within the Ryanair Group. See "Item 5. Operating and Financial Review and Prospects—History" for detail on the history of the Company. As of March 31, 2025, the Group had a principal fleet of 587 Boeing 737 aircraft and 26 Airbus A320 aircraft (total short-haul fleet of 613 aircraft). As of May 16, 2025, the Group offered over 3,500 short-haul flights per day serving approximately 230 airports across Europe. See "—Route System, Scheduling and Fares—Route System and Scheduling" for more details of Ryanair's route network. See "Item 5. Operating and Financial Review and Prospects—Seasonal Fluctuations" for information about the seasonality of Ryanair's business.

Ryanair recorded a profit after taxation of €1.61bn in FY25, as compared with a profit of €1.92bn in FY24. The movement was primarily attributable to strong traffic growth at lower average fares, offset by good cost control. Ryanair generated an average booked passenger load factor of approximately 94% in FY25 (FY24: 94%) and total revenue increased by 4% to €13.95bn, up from €13.44bn in FY24.

Management believes that the market's acceptance of Ryanair's low-fares service is reflected in the "Ryanair Effect" – Ryanair's history of stimulating significant annual passenger traffic growth on the routes where it commences service. FY25 total revenue rose 4% to €13.95bn. Scheduled revenue increased 1% to €9.23bn as traffic grew 9% to over 200m while average fares decreased 7% due to the absence of a full Easter in Q1, consumer spending pressure (driven by higher-for-longer interest rates and inflation in H1) and a drop off in OTA bookings prior to summer 2024 necessitated repeated price stimulation. Ancillary revenue increased 10% to €4.72bn. Operating costs increased 9% (flat on a per passenger basis) to €12.39bn, as fuel hedge savings offset higher staff and other costs due (in part) to repeated Boeing delivery delays.

The address of Ryanair Holdings' registered office is Dublin Office, Airside Business Park, Swords, County Dublin, K67 NY94, Ireland. The Company's contact person regarding this Annual Report on Form 20-F is: Neil Sorahan, Group CFO (same address as above). The telephone number is +353-1-945-1212 and facsimile number is +353-1-945-1213. Under its current Articles, Ryanair Holdings has an unlimited corporate duration.

Ryanair Holdings files annual reports, special reports, and other information with the SEC. Its SEC filings are available on the SEC's website at https://www.sec.gov. This site contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Ryanair Holdings also makes available on its website, free of charge, its annual reports on Form 20-F and the text of its reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Ryanair's investor website address is https://investor.ryanair.com. The information on these websites, and any other website referenced herein, is not part of this report except as specifically incorporated by reference herein.

STRATEGY

Ryanair's objective is to establish itself as Europe's largest scheduled passenger airline group in a disciplined and sustainable manner, through continued improvements and expanded offerings of its low-fares service. Ryanair offers low fares that generate increased passenger traffic while maintaining a continuous focus on cost-containment and operating efficiencies. The key elements of Ryanair's long-term strategy are:

Low-Fares. Ryanair's low fares are designed to stimulate demand, particularly from fare-conscious leisure and business travelers who might otherwise use alternative forms of transportation or choose not to travel at all. Ryanair sells seats on a one-way basis, thus eliminating minimum stay requirements from all travel on Ryanair scheduled services. Ryanair sets fares on the basis of the demand for particular flights and by reference to the period remaining to the date of departure of the flight, with higher fares typically charged on flights with higher levels of demand and for bookings made nearer to the date of departure. Ryanair also periodically runs special promotional fare campaigns. See "—Route System, Scheduling and Fares—Widely Available Low Fares" below.

Customer Service. Ryanair's strategy is to deliver industry leading customer service, including best in class on-time performance and reliability (completing over 99% of its scheduled operations). Ryanair achieves this by focusing strongly on the execution of these services. Ryanair conducts a daily conference call with airport personnel at each of its base airports, during which the reasons for each "first wave" flight delay and baggage short shipment are discussed in detail and logged to ensure that the root cause is identified and rectified. Subsequent (consequential) delays and short shipments are investigated by Ryanair ground operations personnel. During FY25, excluding ATC disruptions, approximately 87% of the Group's flights arrived at their destination on time. The Group has an ongoing commitment to improving customer satisfaction ("CSAT") across the customer journey and this is measured by regular post-flight CSAT surveys and online "mystery passenger" checks. The Group's FY25 CSAT score was a record 86% (FY24: 85%), despite the widespread disruption caused by record ATC delays and cancellations, especially during peak summer months, due to ATC staff shortages, poor rostering and equipment failures.

Frequent point-to-point flights on short-haul routes. Ryanair provides frequent point-to-point service on short-haul routes. In FY25, Ryanair flew an average route length of approximately 780 miles and an average flight duration of approximately 2.2 hours. Short-haul routes allow Ryanair to offer its low fares and frequent service, while eliminating the need to provide unnecessary "frills", like free in-flight meals and movies, typically expected by customers on longer flights. Point-to-point flying (as opposed to hub-and-spoke service) allows Ryanair to offer direct, non-stop routes and avoid the costs of providing "through service" for connecting passengers, including baggage transfer and transit passenger assistance.

Low Operating Costs. Management believes that the Ryanair Group's operating costs are among the lowest of any European scheduled-passenger airline group. Ryanair strives to reduce or control four of the primary expenses involved in running a major scheduled airline group: (i) aircraft equipment and finance costs; (ii) personnel costs; (iii) customer service costs; and (iv) airport access and handling costs:

(i) Aircraft Equipment and Finance Costs. Ryanair currently operates mainly Boeing 737s. The operation of primarily a single aircraft type enables Ryanair to limit the costs associated with personnel training, maintenance, and the purchase and storage of spare parts while also affording the Company greater flexibility in the scheduling of crews and equipment. Management also believes that the terms of Ryanair's contracts with Boeing are favorable to Ryanair. The strength of Ryanair's balance sheet and cash flows also enables the Group to lease aircraft at competitive rates (such as the 26 A320s leased by Lauda). See "—Aircraft" below for additional information on Ryanair's fleet. The Company has a BBB+ (stable) credit rating from both S&P and Fitch Ratings (see "Item 3. Key Information—Risk Factors—Risks Related to the Company—The Company will incur significant costs acquiring new aircraft and any instability in the credit and capital markets could negatively impact Ryanair's ability to obtain financing on acceptable terms" above) and can raise inexpensive unsecured debt in the capital markets. The Company also finances aircraft from its strong cash flows.

(ii) Personnel Costs. Ryanair endeavors to control its labor costs through incentivizing high productivity. Compensation for personnel emphasizes productivity-based pay incentives. These incentives include sales bonus payments for onboard sales of products for cabin crew and payments based on the number of hours or sectors flown by pilots and cabin crew within strict limits set by regulations fixing maximum working hours.

(iii) Customer Service Costs. Ryanair has entered into agreements with external contractors at certain airports for ticketing, passenger and aircraft handling, and other services (including the growing use of self-service kiosks) that management believes can be more cost-efficiently provided by third parties. Ryanair negotiates competitive rates for such services by negotiating fixed-price, multi-year contracts. The development of its own internet booking facility has allowed Ryanair to eliminate travel agent commissions. As part of its strategic initiatives, and the Always Getting Better ("AGB") customer experience program launched in 2013, the Company has broadened its distribution base by making Ryanair's fares available to bricks & mortar travel agents and corporate travel booking tools via GDSs Travelport (trading as Galileo and Worldspan), Amadeus and Sabre, as well as Concur and Kyte. Direct sales via the Ryanair website and mobile app (including through referrals from authorized OTAs under 'direct distribution agreements' – see: The Company faces risks related to unauthorized use of information from the Company's website) continues to be the main generator of scheduled passenger revenues.

(iv) Airport Access and Handling Costs. Ryanair prioritizes airports that offer competitive prices. Ryanair's record of delivering a consistently high volume of passenger traffic growth at many airports has allowed it to negotiate favorable growth contracts with such airports. Since the launch of AGB (in 2013), the Company has accessed more primary airports, which typically have higher airport charges and greater competition along with slot limitations. Secondary and regional airports generally do not have slot requirements or other operating restrictions that can increase operating expenses and limit the number of allowed take-offs and landings. Ryanair endeavors to reduce its airport charges by opting, when practicable, for less expensive gate locations as well as outdoor boarding stairs, rather than jetways, which are more expensive and operationally less efficient to use. Ryanair requires all passengers to check-in on the Internet, which reduces waiting times at airports and speeds a passenger's journey from arrival at the airport to boarding, as well as significantly reducing airport handling costs. See "Item 3. Key information—Risks related to the Company—The Company faces risks related to its internet reservations operations and its elimination of airport check-in facilities."

Taking advantage of digital platforms. Ryanair's reservation system operates under a multi-year hosting agreement with Navitaire. As part of the implementation of the reservation system, Navitaire developed an Internet booking facility. The Ryanair system allows Internet users to access its host reservation system and to make and pay for confirmed reservations in real time through the Ryanair.com website. The Company also has a mobile app which makes it simpler and easier for customers to book Ryanair flights. The website and app also offer customers the ability to add additional discretionary products on day of travel (e.g. checked bags, priority boarding, preferred seating and fast track). Ryanair has continued to invest in its website and mobile app with the key features being personalization, a "MyRyanair" account, easier booking flow and more content. These features make Ryanair's website faster, intuitive and fully responsive for mobile devices. The "MyRyanair" registration service, which allows customers to securely store their personal and payment details, has also significantly quickened the booking process and made it easier for customers to book a flight. Membership of "MyRyanair" is automatic for all bookings. Ryanair will endeavor to continue to improve its website and mobile app through a series of ongoing upgrades.

Commitment to safety. Safety is the primary priority of Ryanair. This commitment includes the hiring and training of Ryanair's pilots, cabin crew, and maintenance personnel and maintenance of its aircraft in accordance with regulatory requirements and the highest European industry standards. Ryanair has not had a single passenger or flight crew fatality as a result of an accident with one of its aircraft in its 40-year operating history. Although Ryanair seeks to maintain its fleet in a cost-effective manner, management does not seek to extend Ryanair's low-cost operating strategy to the areas of safety, maintenance, training or quality assurance. Routine aircraft maintenance and repair services are performed primarily by Ryanair, at Ryanair's main bases, but are also performed at other base airports by maintenance contractors approved under the terms of an EASA Part 145 and UK CAA approval. Ryanair currently performs the majority of heavy airframe maintenance in-house, but contracts with other parties who perform engine overhaul services and rotable repairs. Ryanair also outsources some heavy maintenance activity. These contractors also provide similar services to a number of other major European airlines.

Enhancement of operating results through ancillary services. Ryanair distributes various optional products, including travel insurance, airport fast track, parking and airport transfers, and accommodation services through its website and mobile app. Ryanair also offers car hire services via a contract with RentalCars. Ancillary revenues accounted for approximately 34% of Ryanair's total operating revenues in FY25 and approximately 32% in FY24. See "— Ancillary Services" below and "Item 5. Operating and Financial Review and Prospects—Results of Operations—FY25 Compared with FY24—Ancillary Revenues" for additional information.

Focused criteria for growth. Ryanair believes it will have opportunities for continued growth by: (i) using fare promotions to stimulate demand; (ii) initiating additional routes in the EU; (iii) initiating additional routes in countries party to a European Common Aviation Agreement with the EU that are currently served by higher-cost, higher-fare carriers or where competitor traffic capacity has not yet fully returned following the Covid-19 pandemic; (iv) increasing the frequency of service on its existing routes; (v) starting new domestic routes within individual EU countries and the UK; (vi) considering acquisition opportunities that may become available in the future; (vii) connecting airports within its existing route network; (viii) establishing new bases; and (ix) initiating new routes not currently served by any carrier.

Responding to market challenges. In recent periods, Ryanair's low-fares business model faced substantial pressure due to significantly increased fuel costs and economic contraction in the economies in which it operates (including global market disruptions related to the Covid-19 pandemic outbreak, the war in Ukraine and the Israel/Hamas conflict). The Company has aimed to meet these challenges by: (i) grounding aircraft during the winter season; (ii) controlling costs and liquidity; (iii) renegotiating contracts with existing suppliers, airports and handling companies and (iv) flexibly reallocating capacity to new markets. There can be no assurance that the Company will be successful in achieving all of the foregoing or taking other similar measures, or that doing so will allow the Company to earn profits in any period. See "Item 3. Key information—Risk factors—Risks related to the Company—Changes in fuel costs and availability affect the Company's results" and "— The Company may not be successful in increasing fares to cover rising business costs." In prior years, in response to an operating environment characterized by high fuel prices, typically lower seasonal yields and higher airport charges and/or taxes, Ryanair adopted a policy of grounding a certain portion of its fleet during the winter months. Ryanair also carries out its scheduled aircraft maintenance at this quieter time of the year. While seasonal grounding does reduce the Company's operating costs, it also decreases Ryanair's winter season flight and non-flight revenues. Decreasing the number and frequency of flights may also negatively affect the Company's labor relations, including its ability to attract flight personnel interested in full-time employment. See "Item 3. Key information—Risk factors—Risks related to the Company—Ryanair has seasonally grounded aircraft."

ROUTE SYSTEM, SCHEDULING AND FARES

Route System and Scheduling

As of May 16, 2025, the Company offered over 3,500 daily scheduled short-haul flights serving approximately 230 airports largely throughout Europe, the Middle East and North Africa. The following table lists Ryanair's 93 operating bases:

Operating Bases

Agadir	Frankfurt (Hahn)	Paris (Beauvais)
Alicante	Gdansk	Pescara
Athens	Girona	Pisa
Baden-Baden	Gothenburg	Porto
Barcelona (El Prat)	Ibiza	Poznan
Bari	Katowice	Prague
Belfast International	Kaunas	Prestwick
Berlin (Brandenburg)	Krakow	Reggio
Birmingham	Lamezia	Riga
Bologna	Lanzarote	Rome (Ciampino)
Bournemouth	Leeds Bradford	Rome (Fiumicino)
Bratislava	Lisbon	Santiago
Brindisi	Liverpool	Seville
Bristol	London (Luton)	Shannon
Brussels (Charleroi)	London (Stansted)	Sofia
Bucharest	Madeira	Stockholm (Arlanda)
Budapest	Madrid	Tangier
Cagliari	Malaga	Tenerife South
Catania	Malta	Thessaloniki
Chania	Manchester	Toulouse
Cologne	Marrakesh	Trieste
Copenhagen	Marseille	Turin
Corfu	Memmingen	Valencia
Cork	Milan (Bergamo)	Venice (Marco Polo)
Dublin	Milan (Malpensa)	Venice (Treviso)
Dubrovnik	Naples	Vienna
Dusseldorf (Weeze)	Newcastle	Vilnius
East Midlands	Nuremberg	Warsaw (Modlin)
Edinburgh	Palermo	Wroclaw
Faro	Palma de Mallorca	Zadar
Fez	Paphos	Zagreb

See Note 16, "Analysis of operating revenues and segmental analysis" to the consolidated financial statements included in Item 18 for more information regarding the geographical sources of the Company's revenue.

Ryanair's objective is to schedule a sufficient number of flights per day on each of Ryanair's routes to satisfy demand for Ryanair's low-fares service. Ryanair schedules departures on its most popular routes at frequent intervals normally between approximately 6:00 a.m. and 12:00 a.m. Management regularly reviews the need for adjustments in the number of flights on all of its routes. In recent years, Ryanair has focused on high frequency and business friendly timings between Europe's main business centers.

During FY25, the Ryanair Group opened 4 new bases and almost 250 new routes across its network. See "Item 3. Key information—Risk factors— Risks related to the Company—Ryanair's new routes and expanded operations may have an adverse financial impact on its results."

Widely Available Low Fares

Ryanair offers low fares, with prices generally varying on the basis of advance booking, seat availability and demand. Ryanair sells seats on a one-way basis, thus removing minimum stay requirements from all travel on Ryanair scheduled services. All tickets can be changed, subject to certain conditions, including fee payment and applicable upgrade charges. However, tickets are generally non-cancellable and non-refundable and must be paid for at the time of reservation.

Ryanair's discounted fares are driven by Ryanair's "load factor active – yield passive" strategy whereby seats are priced to ensure that high load factor targets are achieved.

Ryanair also periodically runs special promotional fare campaigns, in particular in connection with the opening of new routes, and endeavors to always offer the lowest fare on any route it serves. Promotional fares may have the effect of increasing load factors and reducing Ryanair's yield and passenger revenues on the relevant routes during the periods they are in effect. Ryanair expects to continue to offer significant fare promotions to stimulate demand in periods of lower activity or during off-peak times for the foreseeable future.

MARKETING AND ADVERTISING

Ryanair's primary marketing strategy is to emphasize its widely available low fares, route choice and great care. Ryanair primarily does so through online advertising, social media, and its own digital platforms, complemented by radio sponsorships and some TV advertising.

In addition, Ryanair uses creative content to drive awareness of communication campaigns (such as the need for ATC reform), ancillary services and policy information through email marketing, social media and the Ryanair app. Social media alone gives Ryanair free access to a monthly audience of over 100m people.

Other marketing activities include co-operative advertising campaigns with other travel-related entities, including local tourist boards. Ryanair also regularly contacts people who have registered in its database to inform them about promotions and special offers.

RESERVATIONS ON RYANAIR.COM

Passenger airlines generally rely on travel agents (whether traditional or online) for a significant portion of their ticket sales and pay travel agents' commission for their services, as well as reimbursing them for the fees charged by reservation systems providers. In contrast, Ryanair encourages all passengers to make reservations and purchase tickets directly. Due to Ryanair's long standing online distribution policy, the majority of reservations and purchases are made through the website Ryanair.com, although a significant number of customers are also booking on the Ryanair app and therefore, we are not reliant on travel agents. Ryanair has long campaigned against the anti-consumer practices of Online Travel Agents (OTAs) who overcharge customers, apply hidden mark-ups, and provide fake customer contact and payment details. In 2024, several OTAs signed direct distribution agreements with Ryanair that allow them to market Ryanair flights to consumers in compliance with the principles of price transparency, ensuring that Ryanair is provided with genuine customer details. These deals protect over 90% of OTA consumers from the anti-consumer practices of screenscraping OTAs. Customers who book through unauthorized OTAs are asked to verify their identity on our website to ensure all safety and security protocols during online check-in are adhered to.

Ryanair's reservations system is hosted under an agreement with the system provider, Navitaire. Under the agreement, the system serves as Ryanair's core seating inventory and booking system. In return for access to these system functions, Ryanair pays transaction fees that are generally based on the number of passenger seat journeys booked through the system. Navitaire also retains back-up booking engines to support operations in the event of a breakdown in the main system.

The Company has agreements with the GDSs Amadeus, Travelport (which operates the Galileo and Worldspan GDSs) and Sabre. These GDSs provide access to Ryanair fares (except for some promotional fare categories) to traditional bricks & mortar travel agents and corporate travel booking tools, but do not offer our fares for re-sale online. In 2024 Ryanair extended its distribution to corporate travelers by announcing agreements with Concur and Kyte.

**AIRCRAFT**

Boeing Aircraft

As of March 31, 2025, the Company had a fleet of 587 Boeing 737 aircraft which are currently operated by Buzz, Malta Air, Ryanair DAC and Ryanair UK. The fleet includes 176 Boeing 737-8200 aircraft, each having 197 seats, 410 Boeing 737-800 "next generation" ("NG") aircraft, each having 189 seats and 1 Boeing 737-700.

Between March 1999 and March 2025, Ryanair took delivery of 532 Boeing 737NG aircraft, 1 Boeing 737-700 aircraft and 176 new Boeing 737-8200s under its contracts with Boeing and disposed of 122 Boeing 737NG aircraft, including 77 lease hand-backs. In FY25, Ryanair took delivery of 30 new Boeing 737-8200 aircraft.

Under the terms of the 2014 Boeing Contract, which was repriced in December 2020, Ryanair agreed to purchase 210 new Boeing 737-8200 "Gamechanger" aircraft delivering between FY22 and FY26 inclusive. Deliveries commenced in June 2021. The aircraft are used on new and existing routes to grow the Ryanair Group's business. The Boeing 737-8200 represents the newest generation of Boeing's 737 aircraft. It is a short-to-medium range aircraft and seats 197 passengers (eight (4%) more seats than Ryanair's Boeing 737-800NG 189 seat fleet). The basic price (equivalent to a standard list price for an aircraft of this type) for each of the Boeing 737-8200 series aircraft under the 2014 Boeing Contract is approximately U.S.$102.5m. Net of basic credits and reflective of price escalation over the original scheduled delivery timeframe, the value of the 210 Boeing 737-8200 aircraft under the 2014 Boeing Contract is approximately U.S.$9.6bn. Boeing has granted Ryanair certain price concessions as part of the 2014 Boeing Contract. As a result, the "effective price" (the purchase price of the new aircraft net of discounts received from Boeing) of each new aircraft will be significantly below the basic price mentioned above. The effective price applies to all new aircraft delivering from FY22 through to FY26.

Under the terms of the 2023 Boeing Contract, Ryanair agreed to purchase up to 300 Boeing 737 MAX-10 series aircraft (of which 150 are firm orders and 150 are subject to an option exercisable at Ryanair's discretion) in the period from calendar 2027 to 2033 inclusive. It is a short-to-medium range aircraft and, for Ryanair's specified configuration, will seat 228 passengers (39 (21%) more than the Group's existing Boeing 737-800NGs). The Boeing 737 MAX-10 also offers significantly improved fuel, carbon and noise efficiencies compared to the Boeing 737-800NG, with approximately

20% lower fuel and CO_2 emissions and up to 50% less noise. The Basic Price (equivalent to a standard list price for an aircraft of this type) for each of the Boeing 737 MAX-10 series aircraft is approximately U.S.\$135m. Net of basic credits, the value of the 150 firm Boeing 737 MAX-10 aircraft under the 2023 Boeing Contract is approximately U.S.\$10.6bn. Boeing has granted Ryanair certain price concessions as part of the 2023 Boeing Contract. As a result, the "effective price" (the purchase price of the New Aircraft net of discounts received from Boeing) of each Boeing 737 MAX-10 will be significantly below the Basic Price mentioned above. The effective price applies to all Boeing 737 MAX-10s due for delivery from calendar 2027.

For additional details on the Boeing contracts, scheduled aircraft deliveries and related expenditures and their financing, see "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources."

The Boeing 737 is the world's most widely used commercial aircraft and exists in a number of generations, the Boeing 737-8200 being the most recent entering service.

The Boeing 737NGs are fitted with CFM 56-7B engines and have advanced CAT III Autoland capability, advanced traffic collision avoidance systems, and enhanced ground-proximity warning systems. The Boeing 737-8200s are fitted with CFM LEAP-1B engines which, combined with the Advanced Technology winglet and other aerodynamic improvements, should reduce fuel consumption by up to 16% on a per seat basis compared to the Boeing 737NGs in Ryanair's configuration and reduce operational noise emissions by up to 50%.

For additional information, please see "Item 3—Key information—Risk factors—Risks related to the Company—A majority of Ryanair's aircraft and certain parts are sourced from a single supplier; therefore, Ryanair would be materially and adversely affected if such supplier was unable to provide additional equipment or support".

At March 31, 2025, the average aircraft age of the Company's Boeing 737 fleet was approximately 10 years.

Airbus Aircraft

As of March 31, 2025, the Company had a fleet of 26 leased Airbus A320 aircraft (2024: 27; 2023: 28). These aircraft are operated by Lauda, as a wet lease operator for the Group, and have 180 seats. They are powered by a mix of CFM 56-5B and Pratt & Whitney V2500 engines. At March 31, 2025, the average aircraft age of the Company's leased Airbus A320 fleet was approximately 18 years.

Summary

Ryanair expects to have approximately 800 narrow-body aircraft in its fleet following delivery of all the Boeing 737-8200 and Boeing 737 MAX-10 aircraft, assuming disposals of some older aircraft (including lease returns) over the period and Boeing's ability to fulfil both the 2014 and 2023 Boeing Contract.

Training and Regulatory Compliance

At March 31, 2025, Ryanair owns and operates 9 Boeing 737-800NG, 9 Boeing 737-8200 and 1 A320 full flight simulators for pilot training. The simulators were purchased from CAE Inc of Quebec, Canada ("CAE"). In addition, Ryanair currently owns and operates 10 state of the art, fixed base simulators from Multi Pilot Simulations ("MPS") which are used for pilot assessments and pilot training. The Group's simulators are located at the Group's training centers in Dublin, East Midlands and Bergamo. In FY26, Ryanair will open two new state of the art training centers in Krakow and Madrid.

Management believes that Ryanair is currently in compliance with all applicable regulations and EU directives concerning its fleet of Boeing 737 and Airbus A320 aircraft and will comply with any regulations or applicable EU and UK directives that may come into effect in the future. However, there can be no assurance that the FAA, the UK CAA, EASA or any other regulatory authorities will not recommend or require other safety-related undertakings that could adversely impact the Company's results of operations or financial condition, in particular safety-related undertakings related to the Boeing 737-8200. See "Item 3. Key Information—Risk Factors—Risks Related to the Airline Industry—Safety-related undertakings could affect the Company's results."

ANCILLARY SERVICES

Ryanair provides various ancillary services and engages in other activities connected with its core air passenger service, including non-flight scheduled services (e.g. Priority Boarding and Reserved Seating), internet-related services (e.g. SMS flight confirmation), and the in-flight sale of beverages, food, duty-free and merchandise.

Ryanair primarily markets car hire, travel insurance and accommodation services through its website and mobile app. Ryanair offers car hire services via a contract with RentalCars. Ryanair receives a commission on these sales.

Ryanair markets car parking, fast-track, airport transfers, attractions and activities on its website and mobile app. Ryanair also sells gift vouchers which are redeemable online.

MAINTENANCE AND REPAIRS

General

As part of its commitment to safety, Ryanair endeavors to hire qualified maintenance personnel, provide proper training to such personnel, and maintain its aircraft in accordance with EASA and UK Regulations and European industry standards. While Ryanair seeks to maintain its fleet in a cost-effective manner, management does not seek to extend Ryanair's low-cost operating strategy to the areas of continuing airworthiness management, maintenance, training, or quality assurance.

EASA came into being on September 28, 2003, through the adoption of Regulation (EC) No. 1592/2002 of the European Parliament, and its standards superseded the previous Joint Aviation Authority ("JAA") requirements. See "—Government Regulation—Regulatory Authorities" below. Post Brexit, with the UK leaving EASA, aircraft registered in the UK are managed in accordance with the UK equivalent regulations.

Ryanair Engineering and the Safety & Compliance department manage the Continuing Airworthiness of the Group fleet in accordance with Commission Regulation (EU) No. 1321/2014 of 26 November 2014 - Continuing Airworthiness and UK Reg. (EU) 1321/2014 - the UK Continuing Airworthiness regulation. Each Group Airline holds applicable approval with their respective National Airworthiness Authority (IAA Ireland, TMCAD Malta, Polish CAA and UK CAA), providing robust oversight of all maintenance activities.

Maintenance activities are undertaken in accordance with EASA and UK Part 145 as applicable, by Ryanair DAC under IAA approval and approved contracted providers.

During FY25, Ryanair established the Ryanair Engineering Academy (the "Academy") to increase the number of trainees recruited into the Group to align headcount with future aircraft deliveries. The calendar year 2024 engineering intake included approximately 1,000 trainees, with similar targets in 2025 and 2026. The Academy is approved to deliver maintenance type training courses under EASA and UK Part-147 approvals, with approved training sites located across the Ryanair network, in London (Stansted), Glasgow (Prestwick), Seville and Shannon, with a further site added in 2025 in Bergamo.

Ryanair is an EASA Part-145 approved maintenance organization and provides its own routine aircraft maintenance and repair services. Ryanair also performs certain line maintenance checks on its aircraft, including pre-flight and daily checks at a number of its bases, as well as A-checks at its London Stansted (5 bays), Bergamo (5 bays), Dublin (2 bays), Vienna (2 bays), Nuremberg (2 bays), Madrid (1 bay), Malta (1 bay) and Porto (1 bay) facilities to support line maintenance on Boeing 737 and Airbus A320 aircraft.

Ryanair performs the majority of its Boeing 737 heavy airframe maintenance utilising a Ryanair associated Part-145 approval/organisation for heavy maintenance with a seasonal use of third-party maintenance repair and overhaul (the "MRO") facilities. Ryanair has hangar facilities in Prestwick (6 bays), Seville (5 bays), Kaunas (4 bays), Wroclaw (4 bays), Shannon (3 bays) and Hahn (2 bays) which are used for C-check maintenance activities.

Ryanair will continue to look for opportunities to invest in additional hangar facilities over the coming years to ensure there is sufficient hangar capacity for the growing fleet. Ryanair is developing a 7-bay facility in Madrid while we expect to commence the building of new hangars in Porto, Dublin, Berlin and Lamezia to support the upcoming maintenance requirements.

Maintenance and repair services that may become necessary while an aircraft is located at other airports served by Ryanair are provided by other EASA Part 145-approved contract maintenance providers. Aircraft return each evening to Ryanair's bases, where they are examined by either Ryanair's approved personnel or by local EASA Part 145-approved companies.

Heavy Maintenance

Ryanair expects to be dependent on external service contractors for Airbus A320 and Boeing 737 maintenance, particularly for airframe, engine and component maintenance, for the foreseeable future, notwithstanding the capabilities provided by its current maintenance facilities. See "Item 3. Key Information — Risk Factors — Risks Related to the Company — The Group is dependent on external service providers". Ryanair utilizes MROs which provide a high standard of maintenance. The Group has a long-term maintenance agreement with the MRO provider Joramco (in Jordan) which will see them undertake up to 10 lines of heavy maintenance for the Group until 2034.

Ryanair contracts out engine overhaul service for its Boeing 737-800NG aircraft to CFM under a ten-year agreement to December 2027, with an option for extension. This comprehensive maintenance contract provides for the repair and overhaul of the CFM56-7B series engines fitted to Ryanair's Boeing 737-800NG aircraft, the repair of parts and general technical support for the fleet of engines. CFM uses its EASA Part-145 approved repair facilities in Cardiff (Wales), Celma (Brazil), Petropolis (Brazil), Paris (France), Kuala Lumpur (Malaysia), Queretaro (Mexico) and Casablanca (Morocco). By contracting with experienced EASA Part-145 approved maintenance providers, management believes it is better able to ensure the quality of its engine maintenance. CFM LEAP-1B Engines installed on the Boeing 737-8200 aircraft are subject to warranty by CFM. Any required repairs/overhauls subject to this warranty will be accomplished by CFM at its EASA Part-145 approved repair facilities. Engine maintenance providers are also monitored closely by the national authorities under EASA and national regulations. Ryanair trained engineering staff with both Boeing and CFM in advance of the introduction of the Boeing 737-8200 aircraft to the Ryanair fleet.

SAFETY RECORD

Ryanair has not had a single passenger or flight crew fatality in its 40-year operating history. Ryanair demonstrates its commitment to safe operations through its safety policy, training, procedures, its investment in safety-related equipment and enhancements, and its adoption of an internal, open, and confidential reporting system for safety and security matters. The Company's Board also has a Group Safety and Security Committee to review and discuss air safety and security performance. Members of the Committee include Non-Executive Directors, Mike O'Brien, Eamonn Brennan and Ryanair's Chief Risk Officer, Carol Sharkey. The Accountable Managers of each of the Ryanair Group Airlines and nominated persons are invited to attend. Mr. O'Brien and Ms. Sharkey reports to the Board each quarter.

Ryanair's flight crew training is oriented towards accident prevention and integrates with the Safety Management System to cover all aspects of flight operations. Threat and Error Management ("TEM") is at the core of all flight crew training programs. Ryanair maintains full control of the content and delivery of all flight crew training, including initial, recurrent, and upgrade phases. All training programs are approved/accepted by the relevant National Competent Aviation Authority, (including the IAA, TMCAD Malta, the Polish CAA and the UK CAA) which regularly audits operations standards and flight crew training standards for compliance with EU and UK legislation. All Boeing 737s that Ryanair has bought are certified for Category IIIA landings (automatic landings with minimum horizontal visibility of 200 meters and a 50 feet decision height).

Ryanair has a comprehensive and documented Safety Management System. Management actively encourages flight crews to report any safety-related issues through the Safety Reporting system, which is available online. Also available to crew is Ryanair's Confidential Reporting System ("RCRS") which affords personnel the opportunity to report directly to Safety Officers any event, error, or discrepancy in operations that does not fall into the category of a mandatory report required by regulation, and they do not wish to report through standard reporting channels. Management uses the de-identified information reported through all reporting channels to modify training and/or procedures and improve flight operations standards as necessary. Additionally, Ryanair promotes the use of CHIRP, a confidential reporting system that is endorsed by the UK CAA as an alternative confidential reporting channel.

Ryanair has installed an automatic data capturing system on each of its Boeing 737 and Airbus A320 aircraft. This system captures and downloads aircraft performance information for use as part of Operational Flight Data Monitoring ("OFDM") which automatically provides a confidential report on exceedances from normal operating limitations detected during the course of each flight. The purpose of this system is to monitor operational performance and trends and identify any instance of an operational limit being exceeded. By analyzing this information, management can identify undesirable trends and potential areas of operational risk, so as to take steps to rectify such deviations, thereby ensuring adherence to Ryanair's flight safety standards.

AIRPORT OPERATIONS

Airport Handling Services

The majority of Ryanair flights are handled through the airport authorities, either directly through sub-contractors or the airport themselves. The Ground Operations team work to obtain the most competitive service rates for ground, aircraft, and passenger services across the network by negotiating long term agreement deals, often across multiple stations with growth incentives (where possible) with fixed or capped rates to gain certainty over costs. These contracts are generally scheduled to expire in two to seven years, unless renewed, and part of the rates are contingent on performance by the providers to ensure compliance and punctuality. Ryanair provides its own ground services, aircraft handling and passenger services either directly or through partners at Dublin, London (Stansted), Spain, Portugal and various Polish airports. Ryanair has the option under European regulations to handle its own aircraft and passenger services where it cannot obtain competitive rates or quality handling services at each airport. See "Item 3. Key Information—Risk Factors—Risks Related to the Company—The Group is dependent on external service providers."

Airport Charges

As with other airlines, Ryanair must pay airport charges each time it lands and accesses facilities at the airports it serves. Depending on the policy of the individual airport, such charges can include landing fees, passenger loading fees, security fees and parking fees. Ryanair attempts to negotiate discounted fees by delivering annual increases in passenger traffic and/or access to new destinations, and opts, when practicable, for less expensive facilities, such as less convenient gates and the use of outdoor boarding stairs rather than more expensive jetways. Nevertheless, there can be no assurance that the airports Ryanair uses will not impose higher airport charges in the future and that any such increases would not adversely affect the Company's operations.

See "Item 3. Key Information—Risk Factors—Risks Related to the Company—Ryanair's continued growth is dependent on access to suitable airports; charges for airport access are subject to increase." See also "Item 8. Financial Information—Other Financial Information—Legal Proceedings—EU State Aid-Related Proceedings" for information regarding legal proceedings in which Ryanair's economic arrangements with several publicly owned airports are being contested.

FUEL

The cost of jet fuel (including carbon and de-icing costs) accounted for approximately 42% and 45% of Ryanair's total operating expenses in the FY25 and FY24 respectively. In each case, this accounts for costs after giving effect to the Company's hedging activities. The future availability and cost of jet fuel cannot be predicted with any degree of certainty, and Ryanair's low-fares policy limits its ability to pass on increased fuel costs to passengers through increased fares. Jet fuel prices are dependent on crude oil prices, which are quoted in U.S. dollars. If the value of the U.S. dollar strengthens against the euro, Ryanair's fuel costs, expressed in euro, may increase even in absence of any increase in the U.S. dollar price of jet fuel. Ryanair has also entered into foreign currency forward contracts to hedge against some currency fluctuations. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk— Foreign Currency Exposure and Hedging."

Ryanair typically enters into arrangements providing for significant protection against fluctuations in fuel prices, through both forward swap contracts and/or call options covering periods of up to 12 to 18 months of anticipated jet fuel requirements. If capacity is significantly reduced, as was the case in FY21 due to European Governments response to the spread of Covid-19, forward contracts may become ineffective for hedge accounting purposes. See "Item 3. Key Information—Risk Factors—Risks Related to the Company—Changes in fuel costs and availability affect the Company's results" and "Item 11. Quantitative and Qualitative Disclosures About Market Risk—Fuel Price Exposure and Hedging" for additional information on recent trends in fuel costs and the Company's related hedging activities, as well as certain associated risks. See also "Item 5. Operating and Financial Review and Prospects—FY25 Compared with FY24—Fuel and Oil."

INSURANCE

Ryanair is exposed to potential catastrophic losses that may be incurred in the event of an aircraft accident or terrorist incident. Any such accident or incident could involve costs related to the repair or replacement of a damaged aircraft and its consequent temporary or permanent loss from service. In addition, an accident or incident could result in significant legal claims against the Company from injured passengers and others who experienced injury or property damage as a result of the accident or incident, including ground victims. Ryanair maintains aviation third-party liability insurance, passenger liability insurance, employer liability insurance, directors' and officers' liability insurance, aircraft insurance for aircraft loss or damage, and other business insurance in amounts per occurrence consistent with industry standards. Ryanair believes its insurance coverage is adequate, although not comprehensive. There can be no assurance that the amount of such coverage will not need to be increased, that insurance premiums will not increase significantly or that Ryanair will not be forced to bear substantial losses from accidents. Ryanair's insurance does not cover claims for losses incurred when, due to unforeseen events, airspace is closed and aircraft are grounded such as the airspace closures described in "Item 3. Key Information—Risk Factors—Risks Related to the Airline Industry—Extreme weather events could affect the Company and have a material adverse effect on the Company's results of operations." The cost of insurance coverage for certain third-party liabilities arising from "acts of war" or terrorism increased dramatically as a result of the September 11, 2001 terrorist attacks and the war in Ukraine. Ryanair's insurers have indicated that the scope of the Company's current war-related insurance coverage may exclude certain types of catastrophic incidents, which may result in the Company seeking alternative coverage.

Ryanair has established Aviation Insurance Limited ("AIL"), a wholly owned captive insurance company subsidiary based in Malta, to provide the Company with self-insurance as part of its ongoing risk-management strategy. AIL underwrites a portion of the Company's aviation insurance program, which covers not only the Company's aircraft but also its liability to passengers and to third parties. AIL reinsures virtually all of the aviation insurance risk it underwrites with recognized third parties in the aviation reinsurance market, with the amount of AIL's maximum aggregate exposure not currently subject to such reinsurance agreements being equal to approximately U.S.$15m.

Council Regulation (EC) No. 2027/97, as amended by Council Regulation (EC) No. 889/2002, governs air carrier liability. This legislation provides for unlimited liability of an air carrier in the event of death or bodily injuries suffered by passengers, implementing the Warsaw Convention of 1929 for the Unification of Certain Rules Relating to Transportation by Air, as amended by the Montreal Convention of 1999. Ryanair has extended its liability insurance to meet the appropriate requirements of the legislation. See "Item 3. Key Information—Risk Factors—Risks Related to the Airline Industry—The Company faces the risk of loss and liability" for information on the Company's risks of loss and liability.

FACILITIES

The following are the principal facilities owned or leased by the Ryanair Group:

Location	Site Area (Sq. Meters)	Floor Space (Sq. Meters)	Tenure	Activity
Airside Business Park, Dublin	37,752	32,409	Freehold	Offices, Travel Labs Dublin, Training Center & OCC
Dublin Airport (Hangar)	8,190	8,269	Leasehold	Aircraft Maintenance
Vienna Airport (Hangar)	12,591	7,720	Leasehold	Aircraft Maintenance
Stansted Airport (Hangar)	17,262	14,302	Leasehold	Aircraft Maintenance & Simulator Training Center
Porto Airport (Hangar)	8,424	5,103	Leasehold	Aircraft Maintenance
Madrid Airport (Hangar)	22,606	16,378	Leasehold	Aircraft Maintenance
East Midlands Airport	5,935	3,435	Freehold	Simulator Training Center
Prestwick Airport (Hangar)	16,022	14,295	Leasehold	Aircraft Maintenance
Frankfurt (Hahn) Airport (Hangar)	5,064	5,064	Leasehold	Aircraft Maintenance & Simulator Training Center
Bergamo Airport	16,647	9,563	Leasehold	Aircraft Maintenance & Training Center
Wroclaw Airport, Poland (Hangar)	8,701	7,484	Leasehold	Aircraft Maintenance
Malta Airport (Hangar)	6,729	3,696	Leasehold	Aircraft Maintenance
Seville, Spain (Hangar)	9,800	8,000	Leasehold	Aircraft Maintenance
Madrid, Spain	3,828	3,828	Leasehold	Travel Labs Madrid
Wroclaw, Poland	1,935	1,935	Leasehold	Travel Labs Wroclaw
Warsaw, Poland	747	747	Leasehold	Administrative Offices & OCC
Pieta, Malta	480	679	Leasehold	Administrative Offices
Vienna, Austria	1,325	1,325	Leasehold	Administrative Offices

Ryanair has agreements with the DAA, the Irish government authority charged with operating Dublin Airport, to lease check-in counters and other space at the passenger and cargo terminal facilities at Dublin Airport. The airport office facilities used by Ryanair at London (Stansted) are leased from the airport authority; similar facilities at each of the other airports Ryanair group airlines serve are provided by third party service providers.

TRADEMARKS

Ryanair's name, logo, certain other names and logos, as well as certain slogans, are registered as:

(1) European Union Trademarks – registrations which afford uniform protection in all 27 EU member states.
(2) National trademarks (in, for example, the UK, Jordan and Lebanon) – registrations which afford protection in the state of registration.
(3) International trademarks – registrations designating relevant countries, which in turn operate as national trademark registrations.

Registered trademarks give Ryanair an exclusive monopoly over the use of the particular mark in the relevant jurisdiction and the right to sue for trademark infringement should another party use an identical or similar mark in relation to identical or similar services.

THE ENVIRONMENT

Ryanair's Environmental Policy commits the Group to what the Board and management believe are ambitious future environmental targets, building on impressive achievements to date, including commitments to address climate change, and the priorities and policies which will allow the Group to continue to lower CO_2 emission intensity and noise pollution.

Ryanair's Environmental Strategy illustrates Ryanair's commitment to managing its impact on the environment, with key targets and achievements including:

Targets

- Achieving net carbon zero by 2050, as set out below;
- Reduce CO_2 per passenger/kilometer to c.50 grams by 2031, with this target conforming with the Science Based Targets Initiative's ("SBTi") aviation decarbonization pathway;
- Power 12.5% of our flights with Sustainable Aviation Fuel (SAF) by 2030; and
- Retain, or improve, the Group's strong CDP climate protection rating (currently "A-").

Achievements

- Becoming the first Airline Group to publish its CO_2 statistics monthly in FY19;
- Investing billions of euro in new fuel and noise efficient aircraft;
- Commercial SAF partnerships with Enilive, Neste, OMV, Repsol and Shell;
- Industry leading MSCI 'A' rating and CDP 'A-' rating;
- Rated No.1 Large Cap global airline for ESG by Sustainalytics;
- Extended our Sustainable Aviation Research Centre partnership with Trinity College Dublin to 2030; and
- At least quarterly reporting to the Audit Committee and Board, to oversee delivery of ambitious environmental goals.

Ryanair manages its impact on the environment and lowers CO_2 emissions by operating a young fleet, achieving high load factors and efficient fuel burn. These enable Ryanair to minimize fuel and energy consumption and reduce noise pollution.

Climate Governance and Strategy

Ryanair's Board has ultimate oversight and responsibility of the Group's climate transition plan, strategy in achieving sustainability goals and climate-related risks and opportunities. The Board and Audit Committee receive

quarterly updates on Ryanair's climate related risks and performance from the Chief Sustainability Officer and Group CFO.

Climate-related risks and opportunities are incorporated into the Ryanair Group's environmental policy. The Board reviews the environmental policy annually and receives quarterly updates on performance. Environmental opportunities and threats are factored into our financial and operational planning, including operational fuel efficiencies and regulatory impacts.

These risks are identified through scenario analysis, horizon scanning and ongoing industry scrutiny. Key transitional risks are assessed and managed across the organization primarily through the enterprise risk management register with upstream climate risks also raised to the Sustainability Committee. These risks include Market and Technology Shifts, Reputation, Policy, Legal and Physical Risks.

Ryanair's long-term strategy identifies climate change as a key area that will impact the business in coming years. Short and medium-term risks and opportunities are addressed on an ongoing basis by the Ryanair Sustainability Committee and Sustainability team who, ultimately, report back to the Board.

In recent years, geopolitical events have disrupted existing supply and demand patterns of the energy market. Despite this disruption, movements towards a cleaner energy system have continued through advancements in European Union policies, including the "Fit for 55 package" and "REPowerEU". High fossil fuel prices, as seen since the war in Ukraine began, present an opportunity to operate more efficiently and build momentum in energy transition to sustainable aviation fuels and fleet renewal through the Group's 210 Boeing 737-8200 aircraft order and the Group's new 300 Boeing 737 MAX-10 aircraft (150 firm and 150 options) order under the 2023 Boeing Agreement.

In FY22, the Ryanair Group published its Pathway to Net Zero – a detailed plan on how the Group aims to achieve its emissions reductions. This pathway forms a key pillar of our ongoing Group strategy. Emission reductions will come from:

- 32% technological and operational improvements;
- 34% Sustainable Aviation Fuel;
- 10% Single European Sky initiative; and
- 24% carbon offsetting.

The aviation industry conducted a feasibility study ("Destination 2050") of reaching Net Zero emissions by 2050. This study demonstrates that reaching net zero emissions in aviation is possible. Key challenges are recognized in reaching these long-term goals (as detailed further in the below "Material transition risk related to climate change and consequences" section) most notably around the inability to obtain sufficient quantities of SAF.

Ryanair recognizes that transition risk costs will arise in connection with the climate change transition. The Group has a history, as demonstrated through its recent aircraft orders, in maintaining a young, fuel efficient fleet and any breakthrough in new technology engines, will be procured as part of ongoing fleet renewal. Additionally, while sustainable aviation fuels currently trade at a premium of approximately 3x – 4x compared to normal jet kerosene, the long-term outlook is for price convergence and there are a number of policymaker decisions which are currently being reviewed which will aim to reduce the existing price divergence (e.g. government incentives to procure SAF, Emission Trading System reform legislation, etc.).

Any and all firm commitments regarding climate change transition are recognized within respective going concern or impairment assessments. There are no material litigation risks related to climate change currently identified.

<u>Certain material transition risks related to climate change and consequences</u>

- Inability to meet mandated SAF blending – could lead to increased cost for SAF or potential non-compliance penalties resulting in lower earnings.

Ryanair has bi-lateral agreements in place with a number of SAF suppliers. These agreements allow Ryanair access to SAF at key airport locations. These agreements are in place with Enilive, OMV, Repsol and Shell. By using SAF, Greenhouse Gas ("GHG") emissions will decrease which will reduce Emissions Trading System ("ETS") and Carbon Offsetting and Reduction Scheme for International Aviation ("CORSIA") compliance costs.

- Increased consumer concern about climate change could lead to a reluctance to fly.

By Ryanair positioning itself as a leader in the climate change agenda for aviation, there is an opportunity that passengers will switch to flying with Ryanair. There is an opportunity to enhance the Group reputation and brand value as a carbon efficient airline.

- Costs to transition to lower emissions technology could result in higher capital expenditure and lower earnings.

Ryanair has had a long-standing strategy for fleet modernization supported with strong cash flows and access to capital markets. Ryanair's current Boeing average fleet age is approximately 10 years.

New technologies will be more fuel efficient, delivering ongoing operational cost savings, an example of which is Ryanair's decision to retrofit its Boeing 737-800NG aircraft with split scimitar winglets, which provide an emission reduction benefit of approximately 1.5% and lower noise by approximately 6%.

<u>Certain material physical risks related to climate change and consequences</u>

- Increased severity of extreme weather events such as wild-fires, cyclones and floods could lead to operational disruption and potential revenue loss.

  Group assets are highly mobile and can be moved and are therefore not subject to acute risks associated with coastal flooding or tropical cyclones.

- Rising temperature and sea levels could potentially lead to lower revenue due to cancelled flights.

  Weather conditions are closely monitored, with the Group flying predominantly intra-European routes which would be less affected by physical risks.

GOVERNMENT REGULATION

Regulatory Authorities

EU air carriers such as the Company and the Group Airlines are generally able to provide passenger services on domestic routes within any EU member state outside their home country, as well as between EU member states without restriction, subject to applicable EU and national regulations implemented by competent authorities, including the European Commission and EASA, as well as oversight by the European Organization for the Safety of Air Navigation ("Eurocontrol"). The Group Airlines are also subject to national regulation in their home countries, which is implemented primarily by (i) in Ireland, the Irish Aviation Authority ("IAA") and the Department of Transport ("DoT") in the case of Ryanair DAC, (ii) in Poland, the Polish Civil Aviation Authority ("Polish CAA") in the case of Buzz, (iii) in Malta, Transport Malta and the Civil Aviation Directorate ("Maltese CAD") in the case of Lauda Europe and Malta Air, and (iv) in the United Kingdom, the Civil Aviation Authority and the Department for Transport ("UK DfT") in the case of Ryanair UK.

Management believes that the present regulatory environment in the EU is generally characterized by high sensitivity to safety and security issues, which is demonstrated by intensive reviews of safety-related procedures, training and equipment by the national and EU regulatory authorities. During the Covid-19 pandemic, various public health measures were imposed on airlines, including requirements in certain countries to verify passenger's health documentation and, in certain cases, restrictions on the freedom to operate flights.

Ireland

Irish Aviation Authority. The IAA is primarily responsible for regulating the safety, security and technical aspects of aviation in Ireland. The IAA has broad regulatory and enforcement powers, including the authority to require reports and investigate and institute enforcement proceedings.

To operate in the EU, an Irish air carrier is required to hold an AOC granted by the IAA attesting to the air carrier's operational and technical competence to conduct airline services with specified types of aircraft. The IAA has broad authority to amend or revoke an AOC, with Ryanair's ability to continue to hold its AOC being subject to ongoing compliance with current and future applicable statutes, rules and regulations pertaining to the airline industry. Ryanair DAC's current AOC (No. IE 07/94) was issued by the IAA in January 2022.

Each aircraft operated by Ryanair DAC is required to have a Certificate of Airworthiness issued by the IAA. The validity of each Certificate of Airworthiness, and the Company's Flight Operations Department, flight personnel, flight and emergency procedures, aircraft, and maintenance facilities are each subject to periodic review and inspections by the IAA.

Under Ireland's Air Navigation and Transport Act 2022, the air navigation service provision function of the IAA was transferred into a new corporate entity, AirNav Ireland, in May 2023, while the safety and security regulation functions of the IAA were retained within the IAA. The Act further provided for the dissolution of the Commission for Aviation Regulation ("CAR") and the merger of its functions and responsibilities with the IAA, creating a single regulator for the civil aviation sector in Ireland, covering safety, security, economic and consumer regulation.

Following the dissolution of CAR and the merger of its functions with the IAA (which took place on April 30, 2023), the IAA is responsible for issuing operating licenses to air carriers registered in Ireland under EU Regulation 1008/2008. The criteria for granting an operating license include, *inter alia*, an air carrier's financial fitness, the adequacy of its insurance and the fitness of its management. In addition, EU regulations require that (i) the air carrier must be owned, for the purposes of EU Regulation 1008/2008, and continue to be owned (directly or through majority ownership) by EU member states and/or EU nationals and (ii) the air carrier must at all times be effectively controlled by such EU member states or EU nationals. The IAA has broad authority to revoke an operating license. See "Item 10. Additional Information—Limitations on Share Ownership by Non-EU Nationals." See also "Item 3. Key Information—Risk Factors—Risks Related to Ownership of the Company's Ordinary Shares or ADSs—EU Rules impose restrictions on the ownership of Ryanair Holdings' Ordinary Shares by Non-EU nationals" above.

Ryanair's current operating license (No 05/16) was issued by CAR (whose functions were merged with the IAA on April 30, 2023) on September 20, 2016 and is subject to periodic review.

Department of Transport. The DoT is responsible for implementation of certain EU and Irish legislation and international standards relating to air transport.

Malta

Maltese Civil Aviation Directorate. The Maltese CAD is Malta's aviation regulator, assisting the Maltese Director General for Civil Aviation in fostering the development of civil aviation in Malta within a safety oversight system. The Maltese CAD is responsible for: the safety of aircraft, aircraft and aerodrome operators, air navigation service providers, licensing of aeronautical personnel and the conclusion of international air services agreements. To operate in the EU, a Maltese air carrier is required to hold an AOC granted by the Maltese CAD attesting to the air carrier's operational and technical competence to conduct airline services with specified types of aircraft. The Maltese CAD has authority to amend or revoke the AOC, with Lauda Europe's and Malta Air's ability to continue to hold their respective AOCs being subject to ongoing compliance with applicable statutes. Lauda Europe's and Malta Air's flight operations, aircraft, maintenance facilities and air crew are subject to ongoing review and inspections by the Maltese CAD.

The Company's subsidiary, Malta Air, obtained an AOC (No. MT-57) and operating license (No. (CAD/MT-57) from the Maltese CAD in June 2019.

The Company's subsidiary, Lauda Europe, obtained an AOC (No. MT-62) and operating license (No. (CAD/MT-62) from the Maltese CAD in September 2020.

Transport Malta. Transport Malta is a government body overseeing transport in Malta, including the work of the Maltese CAD. It is responsible for implementation of certain EU and Maltese legislation and international standards relating to air transport.

Poland

Polish Civil Aviation Authority. The Polish CAA is a government body and the civil aviation supervisory authority in Poland. Apart from certification and licensing of airlines, the Polish CAA performs operational and regulatory functions in all matters relating to qualifications of personnel, safety, security, as well as maintaining registers of aircraft, personnel and training entities, amongst others.

The Company's subsidiary Ryanair Sun S.A., operating as Buzz, obtained an AOC (No. PL-066) and operating license (No. ULC-LER-1/4000-0156/06/17) from the Polish CAA in April 2018.

UK

UK Civil Aviation Authority. The UK CAA is primarily responsible for ensuring safety standards, consumer protection, efficient use of airspace and security risks. A UK air carrier is required to hold an AOC granted by the UK CAA attesting to the air carrier's operational and technical competence to conduct airline services with specified types of aircraft. The UK CAA has an authority to amend or revoke the AOC, with Ryanair UK's ability to continue to hold its AOC being subject to ongoing compliance with applicable statutes. Ryanair UK's flight operations, aircraft, maintenance facilities and air crew are subject to ongoing review and inspections by the UK CAA.

The Company's subsidiary, Ryanair UK, obtained an AOC (No. GB 2451) and an operating license (OL/A/624) from the UK CAA in December 2018.

UK Department for Transport. The UK DfT is responsible for implementation of certain UK legislation and international standards relating to air transport.

European Union

The European Union Aviation Safety Agency. EASA is an agency of the EU that has been given specific regulatory and executive tasks in the field of aviation safety. The purpose of EASA is to draw-up common standards to ensure the highest levels of safety, oversee their uniform application across Europe and promote them at the global level.

The European Organization for the Safety of Air Navigation. Eurocontrol is an autonomous international organization established under the Eurocontrol Convention of December 13, 1960. Eurocontrol is responsible for, inter alia, the safety of air navigation and the collection of charges for air navigation services throughout Europe.

International agreements concerning Eurocontrol provide for the payment of charges to Eurocontrol in respect of air navigation services for aircraft in airspace under the control of Eurocontrol. The relevant legislation imposes liability for the payment of any charges upon the operators of the aircraft in respect of which services are provided and upon the owners of such aircraft or the managers of airports used by such aircraft. The Company's airline subsidiaries, as aircraft operators, are primarily responsible for the payment to Eurocontrol of charges incurred in relation to their aircraft. The legislation also authorizes the detention of aircraft in the case of default in the payment of any charge for air navigation services by the aircraft operator or the aircraft owner, as the case may be. This power of detention extends to any equipment, stores or documents, which may be onboard the aircraft when it is detained and may result in the possible sale of the aircraft.

European Commission. The European Commission is the EU body with primary responsibility for the preparation of legislative proposals (for adoption by the European Parliament and the Council of the EU) and for the monitoring of the implementation of EU legislation by member states of the EU. The European Commission is also responsible for the enforcement of EU competition law and certain other laws.

The European Commission has published guidelines on the financing of airports and start-up aid to airlines by regional airports that place restrictions on the incentives public airports can offer to airlines delivering traffic, when compared with the commercial freedom available to private airports.

The European Union has adopted several legislative acts aimed at modernizing the EU's air traffic control system, including the legislative package known as the "single European sky", and its subsequent amendments "SES2" and "SES2+". For example, EU Regulation 1070/09 (under "SES2") focused on air traffic control performance, and extended the authority of EASA to include airports and air traffic management. The objective of the EU's policy in this area is to enhance safety standards and the overall efficiency of air traffic control in Europe, as well as to reduce the cost of air traffic control services.

The European Union has also adopted legislation on airport charges (EU Directive 2009/12), which was originally intended to address abusive pricing at monopoly airports. However, the legislation includes all European airports with over five million passengers per year. Management believes that the scope that exists within this Directive to address abuses of their dominant positions by Europe's larger airports is very limited. See "Item 8. Financial Information—Other Financial Information—Legal Proceedings—EU State Aid-Related Proceedings."

EU Regulation 1008/2008 grants EU airlines the freedom to set prices, reinforcing a principle that has underpinned the liberalized EU air transport market since the 1980s. However, in 2020 certain politicians in Austria and Italy called for the introduction of minimum prices on airline tickets, while the Italian government in 2023 passed a decree attempting to introduce a price cap on certain flights to Sicily and Sardinia, and in 2024 the Spanish government proposed a price cap on two routes from mainland Spain to Spanish islands. While none of these measures were ultimately implemented (the Spanish measure is being considered by the Government in light of airline objections and complaints to the European Commission), it cannot be guaranteed that some form of government intervention in airline fares will not be introduced at a national or European level. If allowed to stand following judicial review, any such restriction would severely impact the Company's ability to attract the most price sensitive consumers. EU Regulation 1008/2008 also sets out rules in respect of transparency of airline fares, requiring the inclusion of all mandatory taxes, fees, and charges in advertised prices. Ryanair includes this information in its advertised fares in all markets where it operates. While consumer benefits of the unbundling of airline services are widely acknowledged, some consumer law enforcement authorities have argued that certain optional price components should be included in advertised prices and/or that certain optional services should be considered mandatory, which, if implemented, would limit the Company's commercial freedom.

The European Union has also passed legislation governing the allocation and use of airport slots, a directive governing access to the ground handling market at EU airports, a directive on the terms of airlines' participation in the EU Emissions Trading System, regulations on passenger rights and the rights of passengers with reduced mobility, and several other legislative acts affecting air transport, including matters of aviation security, noise, social security and sustainable aviation fuel.

Registration of Aircraft

Pursuant to the Irish Aviation Authority (Nationality and Registration of Aircraft) Order 2015 (the "Order"), the IAA regulates the registration of aircraft in Ireland. In order to be registered or continue to be registered in Ireland, an aircraft must be wholly owned by either (i) a citizen of Ireland or a citizen of another member state of the EU having a place of residence or business in Ireland or (ii) a company registered in and having a place of business in Ireland and having its principal place of business in Ireland or another member state of the EU and not less than two-thirds of the Directors of which are citizens of Ireland or of another member state of the EU. As of the date of this report, 11 out of 13 Directors of Ryanair Holdings are citizens of a member state of the EU.

The Company's aircraft operated by Malta Air and Lauda Europe are registered in Malta, the aircraft operated by Buzz are registered in Poland and the aircraft operated by Ryanair UK are registered in the UK. In each of these countries similar regulations apply to the registration of aircraft as those described above in relation to aircraft operated by Ryanair DAC, which are registered in Ireland.

Regulation of Competition

Competition/Antitrust Law. It is a general principle of EU competition law that no agreement may be concluded between two or more separate economic undertakings that prevents, restricts, or distorts competition in the common market or any part of the common market. Such an arrangement may nevertheless be exempted by the European Commission, on either an individual or category basis. The second general principle of EU competition law is that any business or businesses having a dominant position in the EU common market or any substantial part of the common market may not abuse such dominant position. Similar competition laws apply at national level in EU member states, as well as in the UK and other non-EU countries where the Company operates. Ryanair is subject to the application of the general rules of competition law as well as specific rules on competition in the airline sector.

An aggrieved person may sue for breach of competition law in the courts of a member state and/or petition the European Commission or a national competition authority for an order to put an end to the breach of competition law. The European Commission and national competition authorities also may impose fines and daily penalties on businesses and the courts may award damages and other remedies (such as injunctions) in appropriate circumstances.

Competition law in Ireland is primarily embodied in the Competition Acts 2002 to 2022. This legislation is modeled on the EU competition law system. The Irish rules generally prohibit anti-competitive arrangements among businesses and prohibit the abuse of a dominant position. These rules are enforced either by public enforcement (primarily by the Competition and Consumer Protection Commission) through both criminal and civil sanctions or by private action in the courts. These rules apply to the airline sector but are subject to EU rules that override any contrary provisions of Irish competition law.

In December 2022, the Italian competition authority (the "AGCM") launched an investigation into alleged illegal price coordination between airlines, including Ryanair, on routes between mainland Italy and Sicily during the Christmas period. The investigation was closed in late 2023 with no finding of infringement. The AGCM subsequently launched a review of the use of pricing algorithms by airlines on certain domestic Italian routes. The AGCM issued a draft report for consultation in December 2024, which finds no specific issues on these routes related to the use of algorithms. This inquiry is pending and due to conclude by the end of 2025. In September 2023, the AGCM opened an investigation into a potential abuse of a dominant position by Ryanair in its dealings with OTAs and bricks & mortar travel agents. See "Item 3. Key Information—Risk Factors—Risks Related to the Company— The Company faces risks related to allegations of non-compliance with competition law".

In September 2023, the AGCM launched an investigation into alleged abuse of dominance by Ryanair in its dealings with online and offline "bricks and mortar" travel agents in Italy. The Company has strongly refuted the allegation and is engaging with the AGCM which currently has until December 2025 to conclude its investigation. In the context of this investigation, in April 2024 the AGCM started interim proceedings to determine whether there exists a risk of irreparable damage to competition during the time required for completing the main investigation, unless interim measures are imposed on Ryanair. The AGCM closed these interim proceedings in late May 2024, concluding that there was no basis for the adoption of precautionary measures pending the outcome of the main investigation. In February 2025, the AGCM alleged that certain of Ryanair's responses to the AGCM's questions have been incomplete. While Ryanair disagrees strongly with this allegation, the AGCM may decide to impose a fine on Ryanair in the course of 2025, which Ryanair would contest in courts.

Certain operators of screenscraping websites have alleged in court proceedings that Ryanair's objection to the unauthorized selling of its flight tickets by online travel agents to consumers is an attempt to restrict competition. Ryanair is vigorously defending such claims and welcomed the withdrawal by On the Beach of its action in UK courts and Lastminute's withdrawal of its action in Italian courts in 2024. See "Item 3. Key Information—Risk Factors—Risks Related to the Company—The Company faces risks related to unauthorized use of information from the Company's website".

State Aid. EU law sets conditions on which State aid may be granted by EU member states to businesses. The EU Treaty prevents member states from granting such aid unless approved in advance by the EU. Any such grant of State aid to an airline is subject to challenge before the European Commission or, in certain circumstances, national courts. If aid is held to have been unlawfully granted it may have to be repaid by the airline to the granting member state, together with interest thereon.

Under the terms of the EU—UK TCA, the UK has introduced a new subsidy control regime in order to prevent distortions of competition between the UK and the EU. See "Item 3. Key Information—Risk Factors—Risks Related to the Company—The Company is subject to legal proceedings alleging State aid at certain airports" and "Item 8. Financial Information—Other Financial Information—Legal Proceedings."

Data Protection

Ryanair's processing of personal data is subject to increasingly complex data protection laws including the EU's GDPR as well as relevant national implementing legislation (Irish Data Protection Act 2018). The GDPR is directly applicable across the member states of the EU and an equivalent data protection regime operates in the UK post-Brexit (the European Commission has considered the UK regime to be adequate by way of the 'adequacy decision' adopted on June 28, 2021). The GDPR imposes strict obligations on companies which process personal data, including requirements to implement appropriate security measures to ensure that processing, storing, and transferring of personal data is done in accordance with the key data protection principles contained in the GDPR. There is an obligation to report data breaches which are likely to result in a risk to the rights and freedoms of natural persons (and in some instances an obligation to inform the data subjects) within stipulated timeframes. The GDPR also provides data subjects with enhanced rights in respect of their personal data, such as the "right to be forgotten" (to be erased from the databases of organizations holding their personal data, including erased from third party providers' databases, provided there are no legitimate grounds for retaining the personal data) and the right to "data portability" (the right to receive the personal data concerning the data subject in a structured and commonly used and machine-readable format and to transmit that data to a nominated third party).

A breach of the GDPR may result in the imposition of fines by supervisory authorities up to €20m or 4% of annual group-wide turnover (whichever is higher). Supervisory authorities also have the power to audit businesses and require measures to be taken by businesses to rectify any non-compliance (which can include orders to suspend data processing activities). Additionally, data subjects are entitled to seek compensation for any damage (including non-material damage) suffered in the event that the processing of their personal data is in breach of the GDPR's requirements. See "Item 3. Key Information—Risk Factors—Risks Related to the Company—Ryanair is subject to increasingly complex data protection laws and regulations" and "Item 8. Financial Information—Other Financial Information—Legal Proceedings—Data Protection Commission Inquiry".

Consumer Protection

Ryanair operates under stringent consumer protection laws. Despite diligent efforts to ensure full compliance, there is a possibility that government bodies or other entities might claim non-compliance with these laws by Ryanair. Certain authorities across Ryanair's network have the power to conduct audits and demand corrective actions for any non-compliance. A significant breach by Ryanair of consumer laws could lead to authorities imposing fines of up to 10% of the annual group-wide turnover, or the issuing of strict compliance orders. Furthermore, consumers have the right to seek damages for any harm caused by a breach of their consumer rights and may also be represented in collective redress or class actions. Such cases, whether individually or collectively, could materially and adversely affect the Company's financial condition and operational results. See "Item 3. Key Information—Risk Factors—Risks Related to the Company—The Company is subject to increasingly strict sanctions for non-compliance with consumer protection laws".

Environmental Regulation

Aircraft Noise Regulations. Ryanair is subject to international, national and, in some cases, local noise regulation standards. EU and Irish regulations have required that all aircraft operated by Ryanair comply with Stage 3 noise requirements. All of Ryanair's aircraft currently comply with these regulations. Many airports in Ryanair's network (including London Stansted, London Gatwick, Rome Ciampino, Dublin and Amsterdam) have established local noise restrictions, including limits on the number of hourly or daily operations or the time of such operations.

Company Facilities. The Company maintains facilities across its network, including engineering facilities at the airports in Bergamo, Dublin, Frankfurt (Hahn), Glasgow (Prestwick), Kaunas, London (Stansted), Madrid, Malta, Nuremberg, Porto, Seville, Shannon, Vienna and Wroclaw. Planning permissions for Company facilities have been obtained in accordance with local requirements and management of noxious or potentially toxic substances as well as of waste removal is conducted in adherence to applicable local, national and EU regulations.

Ryanair's Policy on Noise and Emissions. Ryanair is committed to reducing emissions and noise through investments in new, efficient aircraft and engine technologies and the implementation of certain operational and commercial decisions to minimize the environmental impact of its operations. The Company is constantly working towards improving its environmental performance and in February 2025, its Leadership Level 'A-' rating was reconfirmed by CDP – an international non-profit that helps organizations to disclose their environmental impact.

In December 2005, Ryanair completed the fleet replacement program it commenced in 1999. All of Ryanair's older Boeing 737-200A aircraft were replaced with Boeing 737-800 "Next Generation" ("NG") aircraft. The design of these aircraft is aimed at minimizing drag, thereby reducing the rate of fuel burn and noise levels. The engines are also quieter and more fuel-efficient. The Boeing 737-800NG aircraft have a significantly superior fuel-burn to passenger-kilometer ratio than Ryanair's former fleet of Boeing 737-200A aircraft. Ryanair has installed winglets on all of its Boeing 737-800NG aircraft. Winglets reduce both the rate of fuel burn and carbon dioxide emissions by approximately 4%, and also reduce noise emissions. In FY23, Ryanair began to retro-fit scimitar winglets on the Boeing 737-800NG fleet. This retro-fit program will further reduce fuel burn of these aircraft by approximately 1.5% and noise by approximately 6%.

In September 2014, Ryanair entered into an agreement with Boeing to purchase up to 200 Boeing 737-8200 "Gamechanger" aircraft (including 100 firm orders and 100 aircraft subject to option). The contract was approved by the shareholders of the Company at an extraordinary general meeting ("EGM") in November 2014. In June 2017, the Group agreed to purchase an additional 10 Boeing 737-8200 aircraft. In April 2018, the Company announced that it had converted 25 Boeing 737-8200 options into firm orders. In December 2020, the Company announced that it had converted the remaining 75 options to firm orders. This brought the Company's firm order to 210 Boeing 737-8200s with a total contract value of approximately U.S.$9.6bn at standard list price of U.S.$102.5m per aircraft (net of basic credits and reflective of price escalation over the originally scheduled delivery timeframe). These aircraft have 197 seats and are fitted with CFM-LEAP-1B engines which, combined with the Advanced Technology winglet and other aerodynamic improvements, reduce fuel consumption by up to approximately 16% on a per seat basis compared to the Boeing 737-800NGs in Ryanair's configuration and reduce operational noise emissions by up to 50%. See "—Aircraft" above for details on Ryanair's fleet plan.

In May 2023, Ryanair signed an agreement with Boeing to purchase up to 300 Boeing 737 MAX-10 aircraft (including 150 firm orders and 150 aircraft subject to option) for delivery between 2027 and 2033. This agreement was approved by Shareholders at the Company's 2023 AGM. These aircraft have 228 seats and are fitted with CFM-LEAP-1B engines, which reduce fuel consumption by up to approximately 20% compared to the Boeing 737-800NG and reduce noise emissions by approximately 50%. It is expected that up to 50% of this order will replace older aircraft in the fleet (including lease handbacks), while the remainder will facilitate disciplined traffic growth to approximately 300m passengers per annum by FY34.

In addition, Ryanair has distinctive operational characteristics that management believes help reduce the Company's impact on the environment. In particular, Ryanair:

- operates with a high-seat density of 189 seats on the Boeing 737-800NGs and 197 on the Boeing 737-8200 aircraft. This is in contrast to the 162 seats and two-class configuration of the Boeing 737-800 aircraft used by traditional network airlines, reducing fuel burn and emissions per passenger/kilometer. The Lauda A320 fleet has a high density of 180 seats;
- has reduced per passenger/Km emissions through high load factors (94% in FY25);
- achieves quick turn-around times, thus reducing fuel burn and emissions when aircraft are on the ground;
- provides mainly direct services as opposed to connecting flights, in order to limit the need for passengers to transfer at main hubs and thus reduces the number of take-offs and landings per journey from four to two, reducing fuel burn and emissions per journey; and
- has minimal scheduled late-night departures of aircraft, reducing the impact of noise emissions.

In 2021, a law was passed in France prohibiting domestic flights where an alternative direct train service operates in under 2.5 hours, with an exception made for connecting flights. The European Commission found this distorted competition between point to point carriers and network operators. Consequently, France amended the law to remove this exemption for connecting flights. The new formulation of the law *de facto* means that only 3 routes to Paris Orly airport (where the Company does not operate) are affected. The European Commission approved this law in December 2022. It entered into force in May 2023 for a period of three years. Ryanair does not believe that any such measures can in fact make a significant contribution to reducing aviation's environmental impact given that over half of all emissions from European aviation come from long-haul flights (which account for just a few percent of total European flights) and has argued that policy-makers should instead focus on measures that discourage connecting flights, the most environmentally inefficient form of air travel. A widespread introduction of bans on short-haul flights could have a negative impact on the Company's results and operations.

"Fit for 55". The Company engages with European decision makers to support a fair green transition of the aviation sector. Among the measures included in the "Fit for 55" package, we welcome the legislation to increase the use of SAF and engaged relevant stakeholders to stress the importance of using sustainable fuels to cut the sector's carbon footprint. We have highlighted the limited environmental benefit and the harmful consequences for the EU economy and connectivity resulting from other elements of the package, e.g., a kerosene tax that applies only to intra-EU flights. In May 2023, the revision of the EU ETS Directive for aviation, as agreed by the European Parliament and the Council of the European Union, was published in the EU Official Journal, and applies the ETS exclusively to intra-EEA flights until at least 2027. In 2026, the European Commission will again assess and review the geographic scope of the ETS with the view potentially to including long-haul flights within the scope.

Emissions Trading. In November 2008, the European Union adopted legislation to add aviation to the EU ETS as of 2012. This scheme, which had previously applied mainly to energy producers, is a cap-and-trade system for CO_2 emissions to encourage industries to improve their CO_2 efficiency. Under the legislation, airlines were granted initial free CO_2 allowances based on historical "revenue tonne kilometres" and a CO_2 efficiency benchmark. Any shortage of allowances has to be purchased in the open market and/or at government auctions. Management believes that this legislation has a negative impact on the European airline industry as it does not sufficiently promote environmentally efficient growth. The free CO_2 allowances are being phased out between 2024 and 2026, which will increase the cost of compliance by the Company with the ETS.

In January 2021, a UK ETS replaced the UK's participation in the EU ETS (in principle covering UK domestic flights and flights from the UK to the EU, while EU ETS still applies on flights from the EU to the UK, regardless of the nationality of the operating carrier). This scheme contains many consistent features with the concurrent EU ETS. Airlines have been granted allowances under the scheme with a subsequent deduction in allocated free EU ETS allowances. These were distributed in proportion to UK ETS activity based on historical "revenue tonne kilometre". The UK has announced it plans to phase out the free CO_2 allowances from 2026.

Carbon Offsetting. In October 2016, the CORSIA (Carbon Offsetting and Reduction Scheme for International Aviation) agreement was agreed between 191 ICAO countries. The CORSIA scheme uses market-based environmental policy instruments (carbon credits) to offset CO_2 emissions above the 2019 levels, starting from 2021 to 2023, and above 85% of 2019 levels from 2024 to 2035. The scheme is voluntary for ICAO countries until 2026. As of May 2025, 129 out of 191 countries decided to participate.

Aviation Taxes. Ryanair is fundamentally opposed to the introduction of additional aviation taxes, including new environmental taxes, fuel taxes or emissions levies. Ryanair has offered, and continues to offer, among the lowest fares in Europe, to make passenger air travel affordable and accessible to European consumers. Ryanair remitted over €1.5bn in various environmental taxes in FY25 up from approximately €1.2bn in FY24 (and over €0.8bn in FY23). Ryanair believes that the imposition of additional taxes on airlines will not only increase airfares, but will discourage new entrants into the market, resulting in less choice for consumers. Ryanair believes this would ultimately have adverse effects on the European economy in general.

As a company, Ryanair believes in free market competition and that aviation taxation distorts competition by favoring the less efficient flag carriers which generally have smaller and older aircraft, lower load factors, which offer connecting flights and operate primarily into congested airports, and which, as a result, have a much higher fuel burn per passenger. Furthermore, the introduction of a tax at a European level only, such as that proposed under the ETD, would distort competition between airlines operating solely within Europe and those operating also long-haul flights to and from Europe.

Airport charges

The EU Airport Charges Directive of March 2009 sets forth general principles that are to be followed by airports with more than 5m passengers per annum and airports with the highest passenger movement in each Member State, when setting airport charges, and provides for an appeals procedure for airlines in the event that they are not satisfied with the level of charges. However, Ryanair does not believe that this procedure is effective or that it constrains those airports that are currently abusing their dominant position, in part because the legislation was transposed improperly in certain countries, such as Ireland and Spain, thereby depriving airlines of even the basic safeguards provided for in the Directive. This legislation may in fact lead to higher airport charges, depending on how its provisions are applied by EU member states and subsequently by the courts.

Slots

Currently, many of Ryanair Group's airports have no "slot" allocation restrictions; however, a substantial number of the airports the Ryanair Group airlines serve, including its primary bases, are regulated by means of "slot" allocations, which represent authorizations to take off or land at a particular airport within a specified time period. EU law regulates the acquisition, transfer and loss of slots. Under EU Regulation No. 793/2004, slots may be transferred from one route to another by the same carrier, transferred within a group or as part of a change of control of a carrier, or swapped between carriers. In April 2008, the European Commission issued a communication on the application of the slot regulation, signaling the acceptance of secondary trading of airport slots between airlines. This was intended to allow more flexibility and mobility in the use of slots and further enhance possibilities for market entry at slot constrained airports. Any future legislation that might create an official secondary market for slots could create a potential source of revenue for certain of Ryanair's current and potential competitors, many of which have many more slots allocated at primary airports at present than Ryanair. The European Commission proposed a revision to the slots' legislation reflecting the principle of secondary trading. This revision has been negotiated by the EU institutions since 2014 and is currently stalled. Slot values depend on several factors, including the airport, time of day covered, the availability of slots and the class of aircraft. Ryanair's ability to gain access to and develop its operations at slot-controlled airports will be affected by the availability of slots for takeoffs and landings at these specific airports. New entrants to an airport are currently given certain privileges in terms of obtaining slots, but such privileges are subject to the grandfathered rights of existing operators that are utilizing their slots. In March 2020, the European Union suspended the "80/20 use it or lose it" rule for the IATA summer season 2020 due to the Covid-19 pandemic. The "80/20" rule provides that an airline is entitled to the same slot in the next equivalent scheduling period if it has used the allocated slot 80% of the time. The suspension of the "80/20" rule had been phased out and the rule was fully restored from the IATA summer season 2023. There is no assurance that the Ryanair Group will be able to obtain a sufficient number of slots at the slot-controlled airports that it desires to serve in the future at the time it needs them or on acceptable terms.

Public Procurement

The Company is subject to public procurement laws. Despite diligent efforts to ensure full compliance, there is a possibility that government bodies or other entities might claim non-compliance with these laws by Ryanair. A significant breach by Ryanair of public procurement laws could lead to authorities imposing substantial fines or other orders, including criminal sanctions. Such cases, whether individually or collectively, could materially and adversely affect the Company's financial condition and operational results.

Other

The Company now operates under local employment law in all major markets, crew are employed under local contracts of employment and the Company complies with all local legislation and regulations in the applicable jurisdiction, including occupational health and safety.

DESCRIPTION OF PROPERTY

For certain information about each of the Company's key facilities, see "—Facilities" above. Management believes that the Company's facilities are suitable for its needs and are well maintained.

Item 4A. *Unresolved Staff Comments*

There are no unresolved staff comments.

Item 5. *Operating and Financial Review and Prospects*

The following discussion should be read in conjunction with the audited consolidated financial statements of the Company and the notes thereto included in Item 18. Those consolidated financial statements have been prepared in accordance with IFRS Accounting Standards.

HISTORY

Ryanair's current business strategy dates to the early 1990s, when Ryanair became the first European airline to replicate the low-fares, low-cost operating model pioneered by Southwest Airlines in the United States. During the period between 1992 and 1994, Ryanair expanded its route network to include scheduled passenger services between Dublin and Birmingham, Manchester and Glasgow (Prestwick). In 1994, Ryanair began standardizing its fleet by purchasing used Boeing 737-200A aircraft to replace substantially all of its leased aircraft. Beginning in 1996, Ryanair continued to expand its service from Dublin to new provincial destinations in the UK. Ryanair Holdings completed its initial public offering in June 1997.

From 1997 through March 31, 2025, the Ryanair Group launched services on more approximately 2,600 routes and also increased the frequency of service on a number of its principal routes. Ryanair has established 93 airports as bases of operations. See "Item 4. Information on the Company—Route System, Scheduling and Fares" for a list of these bases. During FY19 and FY20 the Company established a low-cost airline group adding startup airlines in Poland (Buzz) and the UK (Ryanair UK), along with the acquisition of Lauda and Malta Air (both now based in Malta), to Ryanair DAC in Ireland. Ryanair has increased the number of booked passengers from approximately 5m in FY99 to over 200m in FY25. As of March 31, 2025, Ryanair had a principal fleet of 587 Boeing 737 (including 176 Boeing 737-8200 "Gamechangers") aircraft and 26 Airbus A320 aircraft and serves approximately 230 airports.

Ryanair expects to have approximately 800 narrow-body aircraft in its operating fleet by FY34 following the delivery of all of the Boeing 737s currently on order, subject to lease hand-backs and disposals over the period. See "Item 4. Information on the Company—Aircraft" and "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources" below for additional details.

BUSINESS OVERVIEW

Since Ryanair pioneered its low-cost operating model in Europe in the early 1990s, its passenger volumes and scheduled passenger revenues have increased significantly because the Company has substantially increased capacity and demand has been sufficient to match the increased capacity. Ryanair's annual booked passenger volume has grown from approximately 1m passengers in 1991 to over 200m passengers in FY25.

Scheduled revenues rose 1% to €9.23bn as a 7% decline in fares drove strong traffic growth of 9% to just over 200m passengers. Ancillary revenues delivered a solid performance, rising 10% to €4.72bn due to 9% traffic growth and 1% higher spend per passenger.

Ryanair's total break-even load factor was 80% in FY24 and 84% in FY25. Ryanair recorded an operating profit of €2.06bn in FY24 and an operating profit of €1.56bn in FY25. The Company recorded a profit after tax of €1.92bn in FY24 and a profit after tax of €1.61bn in FY25.

Historical results are not predictive of future results

The historical results of operations discussed herein may not be indicative of Ryanair's future operating performance. Ryanair's future results of operations will be affected by, among other things, fuel prices; the airline pricing environment in a period of increased competition; flight disruptions and other global economic impacts caused by the war in Ukraine and the conflict in the Middle East; overall passenger traffic volume; the availability of new airports for expansion; the ability of Ryanair to finance its planned acquisition of aircraft and to discharge the resulting debt service obligations; economic and political conditions in Ireland, the UK and the EU including a high interest rate environment; the ability of the Company to generate profits for new acquisitions; terrorist threats or attacks (including cyber-attacks) within the EU; seasonal variations in travel; developments in government regulations (including import tariffs), litigation and labor relations; foreign currency fluctuations; potential break-up of the Eurozone; Brexit; global inflation and supply chain pressures; the availability of aircraft; competition and the public's perception regarding the safety of low-fares airlines; changes in aircraft acquisition, leasing, and other operating costs; flight interruptions caused by extreme weather events or other atmospheric disruptions; aircraft safety concerns; flight disruptions caused by periodic and prolonged ATC strikes in Europe; the rates of income and corporate taxes paid, the financial impact of the Covid-19 crisis and the Russian invasion of Ukraine on European economies. Ryanair expects its depreciation, staff, fuel and route charges to increase as additional aircraft and related flight equipment are acquired. Future fuel costs may also increase as a result of the depletion of petroleum reserves, the shortage of fuel production capacity, production restrictions imposed by oil producers, sanctions imposed on oil producers, geopolitical tensions affecting oil producing countries and the imposition of sustainable aviation fuel (SAF) mandates by the EU and UK Government. Maintenance expenses may also increase as a result of Ryanair's fleet expansion and replacement program. The cost of insurance coverage for certain third-party liabilities arising from "acts of war" or terrorism increased dramatically following the September 11, 2001 terrorist attacks. In addition, the financing of new Boeing 737-8200 aircraft and Boeing 737 MAX-10 aircraft may increase the total amount of the Company's outstanding debt and the payments it is obliged to make to service such debt.

RESULTS OF OPERATIONS

The following table sets forth certain income statement data (calculated under IFRS) for Ryanair expressed as a percentage of Ryanair's total revenues for each of the periods indicated:

	Fiscal Year ended March 31,		
	2025	2024	2023
Total revenues	100 %	100 %	100 %
Scheduled revenues	66	68	64
Ancillary revenues	34	32	36
Total operating expenses	89	85	87
Fuel and oil	38	38	37
Staff costs	13	11	11
Airport and handling charges	12	11	12
Depreciation	9	8	9
Route charges	8	8	8
Marketing, distribution and other	6	6	6
Maintenance, materials and repairs	3	3	3
Operating profit	11	15	13
Net finance income	2	1	0
Profit before tax	13	16	13
Tax expense	(1)	(2)	(1)
Profit after taxation	12	14	12

FY25 COMPARED WITH FY24

Profit after taxation. Ryanair recorded a profit after taxation of €1,612m in FY25, as compared with a profit after taxation of €1,917m in FY24. This decrease was primarily attributable to strong traffic growth at lower average fares, offset by good cost control.

Scheduled revenues. Ryanair's scheduled passenger revenues increased by 1%, from €9,145m in FY24 to €9,230m in FY25, primarily reflecting a 9% increase in traffic to just over 200m passengers offset by a 7% reduction in average fare to c.€46.

Scheduled passenger revenues accounted for 66% of Ryanair's total revenues in FY25 and 68% in FY24.

Ancillary revenues. Ryanair's ancillary revenues, which comprise revenues from non-flight scheduled operations, in-flight sales and internet-related services, increased by 10%, from €4,299m in FY24 to €4,719m in FY25. The overall increase in ancillary revenues was due to a 9% increase in traffic growth and 1% higher spend per passenger.

Operating expenses. As a percentage of total revenues, Ryanair's operating expenses were at 89% for FY25 and 85% for FY24. In absolute terms, total operating expenses increased by 9%, from €11,383m in FY24 to €12,391m in FY25, principally as a result of an increase in sectors flown and higher staff costs, partially offset by fuel hedge savings. When comparing costs as a percentage of total revenues, fuel, route charges, marketing, distribution and other and maintenance, materials and repairs remained in line with FY24. Staff costs, depreciation and airport and handling charges increased as a percentage of total revenues primarily due to the 7% decrease in average fares.

The following table sets forth the amounts in euro cent of, and percentage changes in, Ryanair's operating expenses (on a per passenger basis) for FY25 and FY24 under IFRS. This data is calculated by dividing the relevant expense amount (as shown in the consolidated financial statements) by the number of passengers in the relevant year as shown in the table of "Selected Operating and Other Data" in Item 3 and rounding to the nearest euro cent; the percentage change is calculated on the basis of the relevant figures before rounding.

	At March 31,		% Change *
	2025	**2024**	
	€	**€**	
Fuel and oil	26.07	27.99	7%
Staff costs	8.74	8.16	(7)%
Airport and handling charges	8.41	8.08	(4)%
Depreciation	6.06	5.77	(5)%
Route charges	5.83	5.58	(4)%
Marketing, distribution and other	4.39	4.12	(6)%
Maintenance, materials and repairs	2.38	2.26	(5)%
Total operating expenses	61.88	61.96	0%

* "+" is favorable and "( )" is adverse year-on-year.

Fuel and oil. Ryanair's fuel and oil costs per passenger decreased by 7%, while in absolute terms, these costs increased by 2% from €5,143m in FY24 to €5,220m in FY25. The 2% increase reflected a 9% increase in sectors flown, offset by favorable jet fuel hedging and lower fuel burn on the new Boeing 737-8200 "Gamechanger" aircraft. Fuel and oil costs include the direct cost of fuel, the cost of delivering fuel to the aircraft, aircraft de-icing and emissions trading costs (both EU and UK). The average fuel price paid by Ryanair (calculated by dividing total fuel costs (including into-plane and carbon charges) by the number of U.S. gallons of fuel consumed) decreased by 6.5% from €3.23 per U.S. gallon in FY24 to €3.02 per U.S. gallon in FY25.

Staff costs. Ryanair's staff costs, which consist primarily of salaries, wages and benefits, increased by 7% on a per passenger basis, while in absolute terms, these costs increased by 17%, from €1,500m in FY24 to €1,751m in FY25. The increase in absolute terms was primarily attributable to the larger fleet, 9% higher sectors, Boeing delivery delays leading to higher crewing ratios, and the annualisation of crew productivity pay increases implemented in H2 FY24.

Airport and handling charges. Ryanair's airport and handling charges per passenger increased by 4% in FY25 compared to FY24. In absolute terms, airport and handling charges increased by 13%, from €1,485m in FY24 to €1,684m in FY25 due to 9% traffic growth and higher landing, ground ATC and handling rates.

Depreciation. Ryanair's depreciation per passenger increased by 5%, while in absolute terms these costs increased by 15% from €1,060m in FY24 to €1,214m in FY25. The increase was primarily due to 30 more "Gamechanger" aircraft in the fleet, higher amortisation arising from 9% sector growth and increased Boeing 737-800 utilisation due to Boeing delivery delays.

Route charges. Ryanair's route charges per passenger increased by 4%. In absolute terms, route charges increased by 14%, from €1,024m in FY24 to €1,167m in FY25, due to the 9% increase in flight hours and 11% higher Eurocontrol rates from January 2025.

Marketing, distribution and other expenses. Ryanair's marketing, distribution and other operating expenses, including those applicable to the generation of ancillary revenues, increased by 6% on a per passenger basis in FY25, while in absolute terms, these costs increased by 16%, from €757m in FY24 to €878m in FY25, primarily due to 9% traffic growth, a legal charge booked in H2 and higher input costs for rising onboard sales.

Maintenance, materials and repairs. Ryanair's maintenance, materials and repair expenses increased by 5% on a per passenger basis, while in absolute terms these expenses increased by 15% from €415m in FY24 to €476m in FY25. The increase in absolute terms during the fiscal year was due to higher utilization, labor inflation and delayed Boeing aircraft deliveries, partially offset by modest delay compensation credits received.

Operating profit. As a result of the factors outlined above, an operating profit per passenger of €7.78 was recorded in FY25 compared to an operating profit per passenger of €11.22 in FY24.

Net finance and other income. Ryanair's net finance income increased to €224m due to a strong cash balance, the Group's low-cost finance and delay compensation received. Foreign exchange translation reflects the impact of primarily €/U.S.$ exchange rate movements on balance sheet revaluations.

Taxation. The effective tax rate for FY25 was approximately 10% (FY24: 10%) reflecting the mix of profits and losses incurred by Ryanair's operating subsidiaries primarily in Ireland, Malta, Poland and the UK.

FY24 COMPARED WITH FY23

A discussion of FY24 compared with FY23 is included in Ryanair's 2024 Annual Report and Form 20-F.

SEASONAL FLUCTUATIONS

The Company's results of operations have varied significantly from quarter to quarter, and management expects these variations to continue. Among the factors causing these variations are the airline industry's sensitivity to general economic conditions and the seasonal nature of air travel. Ryanair typically records higher revenues and income in the first half of each fiscal year ended March 31 than the second half of such year.

RECENTLY ISSUED ACCOUNTING STANDARDS

Please see Note 1 to the consolidated financial statements included in Item 18 for information on recently issued accounting standards and whether they are material to the Company.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity. The Company finances its working capital requirements through a combination of cash generated from operations, debt capital market issuances and bank loans for general corporate purposes. See "Item 3. Key Information— Risk Factors—Risks Related to the Company—The Company will incur significant costs acquiring new aircraft and any instability in the credit and capital markets could negatively impact Ryanair's ability to obtain financing on acceptable terms" for more information about risks relating to liquidity and capital resources. The Company had gross cash resources at March 31, 2025 and 2024 of €3.99bn and €4.12bn, respectively. The €0.13bn decrease in gross cash resources year on year reflects capital expenditure of approximately €1.55bn and shareholder returns of €1.92bn offset by an increase in cash generated from operating activities.

The Company's net cash inflow from operating activities in FY25 amounted to €3.42bn (FY24: €3.16bn). The €0.26bn increase in net cash flows from operating activities year on year primarily reflects the movement in forward bookings.

During FY25, Ryanair's primary cash requirements have been for operating expenses, capital expenditures and shareholder returns. Cash generated from operations were the primary sources of cash inflows in FY25. In FY24, Ryanair's primary cash requirements were for operating expenses, capital expenditures and payments on indebtedness. Cash generated from operations were the primary sources of cash inflows for FY24.

The Company's net cash outflow from investing activities in FY25 totaled €1.43bn, primarily reflecting 30 aircraft deliveries, aircraft pre-delivery deposits and capitalized maintenance. The Company's net cash outflow from investing activities in FY24 totaled €1.56bn, primarily reflecting 48 aircraft deliveries, aircraft pre-delivery deposits and capitalized maintenance.

Net cash outflows from financing activities totaled €2.00bn in FY25, largely reflecting shareholder returns of €1.92bn. Net cash outflows from financing activities totaled €1.33bn in FY24, largely reflecting the repayment of the Group's €0.85bn (2015) Eurobond.

Capital Expenditures. Capital Expenditures in FY25 and FY24 were €1.55bn and €2.39bn respectively. At March 31, 2025, 100% of Ryanair's owned Boeing 737s were unencumbered. Ryanair has generally been able to generate sufficient funds from operations to meet its non-aircraft acquisition-related working capital requirements. Management believes that the working capital available to the Company is sufficient for its present requirements and will be sufficient to meet its anticipated requirements for capital expenditures and other cash requirements for FY26.

The following table sets forth the dates on which and the number of aircraft that will be delivered, returned and disposed by the Company.

Fiscal Year End March 31,	2025	2026	2027	2028	2029	2030	2030-2034	Total
Opening Fleet	584	613	647	655	670	681	700	584
Firm deliveries under 2014 Boeing Contract	30	34	–	–	–	–	–	64
Deliveries under 2023 Boeing Contract*	–	–	8	20	40	54	178	300
Planned Disposals or lease returns	(1)	–	–	(5)	(29)	(35)	(78)	(148)
Closing Fleet	613	647	655	670	681	700	800	800

*150 aircraft are firm orders and 150 are subject to an option exercisable at Ryanair's discretion.

Capital Resources. Ryanair's debt (including current maturities) totaled €2.68bn at March 31, 2025 and €2.75bn at March 31, 2024, with the change being primarily attributable to the repayment of borrowings and lease liabilities. Please see the table "Obligations Due by Period" on page 217 for more information on Ryanair's long-term debt (including current maturities) and leases as of March 31, 2025. See also Note 11 to the consolidated financial statements included in Item 18 for further information on the maturity profile of the interest rate structure and other information on the Company's borrowings.

Ryanair expects to finance the remaining aircraft under the 2014 Boeing Contract and the 2023 Boeing Contract from internally generated cash flows, however the Group will remain opportunistic in its financing strategy and will consider various financing options closer to the time of the respective delivery dates as may be considered appropriate. Ryanair's ability to obtain additional loans to finance aircraft purchases is subject to the issuance of further bank commitments and the satisfaction of various contractual conditions. These conditions include, among other things, the execution of satisfactory documentation, the requirement that Ryanair perform all of its obligations under the Boeing agreements and that Ryanair not suffer a material adverse change in its conditions or prospects (financial or otherwise). In addition, as a result of the Company's strong investment grade BBB+ (stable) credit rating from both Standard & Poor's ("S&P") and Fitch Ratings and following Ryanair's issuance of €0.85bn in 2.875% unsecured Eurobonds with a 5-year tenor in September 2020 and €1.20bn unsecured Eurobonds with a 5-year tenor at a coupon of 0.875% in May 2021 under its EMTN program, the Company may decide in the future to issue additional debt from capital markets to finance future aircraft deliveries.

At March 31, 2025, Ryanair had 26 leased Airbus A320 aircraft in the Lauda Europe fleet and 1 leased Boeing 737 aircraft in the Ryanair DAC fleet. As a result, Ryanair operates, but does not own, these aircraft, which were leased to provide flexibility for the aircraft delivery program. Ryanair has no right or obligation to acquire these aircraft at the end of the relevant lease terms. All 27 leases are U.S. dollar-denominated and require Ryanair to make fixed rental payments and, following the adoption of IFRS 16 are shown as lease liabilities on the Group's balance sheet (with related right of use assets also recognized).

Since, under each of the Group's leases, the Group has a commitment to maintain the relevant aircraft, an accounting provision is made during the lease term for this obligation based on estimated future costs of major airframe checks, engine maintenance checks and restitution of major life limited parts by making appropriate charges to the income statement calculated by reference to the number of hours or cycles operated during the year.

Ryanair currently has a corporate rating of BBB+ (stable) from both S&P and Fitch Ratings and a €6bn EMTN program. Ryanair issued €0.85bn in unsecured Eurobonds with a 5-year tenor at a coupon of 2.875% in September 2020, and €1.20bn in unsecured Eurobonds with a 5-year tenor at a coupon of 0.875% in May 2021 under this program. All of these issuances are guaranteed by Ryanair Holdings. The Company used the proceeds from these issuances for general corporate purposes.

In May 2019, Ryanair DAC entered into a €0.75bn general corporate purposes unsecured, 5-year term loan facility with a syndicate of 10 banks. In May 2023, the loan was refinanced to an unsecured €0.75bn syndicated revolving credit facility ("RCF") maturing in May 2028. In March 2025, the Group increased this low-cost RCF to €1.1bn and extended the term to March 2030. At March 31, 2025, €0.61bn remained undrawn under the RCF.

CONTRACTUAL OBLIGATIONS

The table below sets forth the contractual obligations and commercial commitments of the Company with definitive payment terms, which will require significant cash outlays in the future, as of March 31, 2025. These obligations primarily relate to Ryanair's aircraft purchase and related financing obligations, which are described in more detail above. For additional information on the Company's contractual obligations and commercial commitments, see Note 22 to the consolidated financial statements included in Item 18.

The amounts listed under "Purchase Obligations" in the table reflect future obligations for firm aircraft purchases under the existing 2014 Boeing Contract and 2023 Boeing Contract. This table is calculated by multiplying the number of firm aircraft the Group is obligated to purchase under its agreements with Boeing during the relevant period by the standard list price (at the time of announcing the transactions) of approximately U.S.$102.5m for each Boeing 737-8200 aircraft and U.S.$135m for each Boeing 737 MAX-10 aircraft, adjusted for (i) basic credits (approximately 60% of the standard list price); (ii) price escalation over the original scheduled delivery timeframe; and (iii) advance payments paid in prior fiscal years. The dollar-denominated obligations are converted into euro at the year-end exchange rate of U.S. $1.0817 = €1.00. The Group is eligible for further customer specific credits, reflective, inter alia, of its longstanding partnership with Boeing, its launch customer status for the Boeing 737-8200 aircraft, its commitment to purchase 210 Boeing 737-8200 aircraft under the 2014 Boeing Contract and the Group's largest ever single order of up to 300 Boeing 737 MAX-10 aircraft (including 150 firm orders and 150 options) under the 2023 Boeing Contract and the delayed commencement of Boeing 737-8200 aircraft deliveries. These customer specific credits are not included in the table below but will reduce the average amount payable per aircraft, and therefore, the Group's obligations due under the 2014 Boeing Contract and 2023 Boeing Contract. The Group considers that Boeing customer specific credits are not material to the Group's cash outflows over the time horizon of the 2014 Boeing Contract or the time horizon of the 2023 Boeing Contract. Under the terms of the 2014 Boeing Contract and 2023 Boeing Contract, the Group is required to make periodic advance payments of the purchase price for aircraft it has agreed to purchase over the two-year period preceding the scheduled delivery of aircraft with the balance of the purchase price being due at the time of delivery. Purchase Obligations detailed below are based on an agreed delivery schedule as of March 31, 2025.

The amounts listed under "Operating Lease Obligations" reflect the Company's obligations under its aircraft operating lease arrangements at March 31, 2025.

| Contractual Obligations | Obligations Due by Period | | | | |
| | Total | Less than 1 year | 1-2 years | 2-5 years | After 5 years |
	€M	€M	€M	€M	€M
Debt (a)	2,537	848	1,199	490	—
Purchase Obligations (b)	10,288	1,004	771	4,648	3,865
Operating Lease Obligations	155	42	41	72	—
Future Interest Payments (c)	112	48	24	40	—
Total Contractual Obligations	13,092	1,942	2,035	5,250	3,865

(a) For additional information on Ryanair's debt obligations, see Note 11 to the consolidated financial statements included in Item 18.

(b) This reflects the 34 firm aircraft ordered under the 2014 Boeing Contract (176 already delivered by the end of FY25). Also reflected are the 150 firm aircraft ordered under the 2023 Boeing Contract to be delivered over a 7-year period from calendar 2027 to 2033 (inclusive). For additional information on the Company's purchase obligations, see Note 22 to the consolidated financial statements included in Item 18.

(c) In determining an appropriate methodology to estimate future interest payments, the Company has applied either the applicable fixed rate or currently applicable variable rate where appropriate. These interest rates are subject to change and amounts actually due may be higher or lower than noted in the table above.

TREND INFORMATION

For information concerning the principal trends and uncertainties affecting the Company's results of operations and financial condition, see "Item 3. Key Information—Risk Factors," "Item 4. Information on the Company—Strategy—Responding to market challenges" and "Item 5. Operating and Financial Review and Prospects—Business Overview," "—Results of Operations," "—Liquidity and Capital Resources" above.

OFF-BALANCE SHEET TRANSACTIONS

The Company uses certain off-balance sheet arrangements in the ordinary course of business, including financial guarantees. Details of these arrangements that have or are reasonably likely to have a current or future material effect on the Company's financial condition, results of operations, liquidity or capital resources are discussed below.

Guarantees. Ryanair Holdings has provided an aggregate of approximately €2.69bn (as at March 31, 2025) in letters of guarantee to secure obligations of certain of its subsidiaries in respect of loans, capital market transactions and bank advances, including those relating to aircraft financing and related hedging transactions. This amount excludes guarantees given in relation to the 2014 Boeing Contract and 2023 Boeing Contract under which there was a total of 34 firm Boeing 737-8200s and 150 firm Boeing 737 MAX-10 aircraft yet to be delivered as at March 31, 2025 amounting to approximately U.S.$11bn at the standard list price of U.S.$102.5m and U.S.$135m respectively (net of basic credits and reflective of price escalation over the originally scheduled delivery timeframe).

Item 6. *Directors, Senior Management and Employees*

Ryanair Holdings was established in 1996 as a holding company for Ryanair. The management of Ryanair Holdings and Ryanair are integrated, with the two companies having the same Directors and Executive Officers.

DIRECTORS

The following table sets forth certain information concerning the Directors of the Company as of May 16, 2025:

Name	Age	Positions
Stan McCarthy (b)(c)	67	Chairman & Director
Róisín Brennan (b)(d)	60	Senior Independent Director
Eamonn Brennan (d)(e)	67	Director
Emer Daly (a)	62	Director
Geoff Doherty (a)	54	Director
Bertrand Grabowski (a)	68	Director
Elisabeth Köstinger (c)	46	Director
Jinane Laghrari Laabi (c)	44	Director
Howard Millar (b)(c)*	63	Director
Anne Nolan (c)	65	Director
Mike O'Brien (e)	81	Director
Michael O'Leary (b)	64	Director & Group CEO
Amber Rudd (d)	61	Director

(a) Audit Committee. (d) Remuneration Committee.
(b) Executive Committee. (e) Safety & Security Committee.
(c) Nomination Committee.

*Not standing for re-election at the Sept. 2025 AGM.

Stan McCarthy was appointed as a Director of Ryanair in May 2017, Deputy Chairman in April 2019 and Chairman in June 2020. Mr. McCarthy was Chief Executive of Kerry Group plc from January 2008 until September 2017. He joined Kerry Group in 1976 and worked in a number of finance roles before being appointed as Vice President of Sales and Marketing in the USA in 1991, as President of Kerry North America in 1996 and as a Director of Kerry Group in 1999. Stan is an investor, advisor and Board member of a small number of privately-owned companies in diverse industries. An active philanthropist in both Ireland and the U.S., he donates to various organizations in health, education and poverty reduction. He has dual Irish and U.S. citizenship.

Róisín Brennan has served as a Director since May 2018 and was appointed Senior Independent Director (SID) in April 2024. She is a former Chief Executive of IBI Corporate Finance Ltd. where she had extensive experience advising Irish public companies. Róisín is currently a Non-Executive Director of Musgrave Group plc and Glanbia plc. Previous directorships include Dell Bank International DAC, DCC plc and Hibernia REIT plc. She is an Irish Citizen.

Eamonn Brennan has served as a Director since April 2023. Mr. Brennan was formerly Chief Executive of the Irish Aviation Authority, and more recently the Director General of Eurocontrol from 2018 to 2022. He is an Irish citizen.

Emer Daly has served as a Director since December 2017. She is currently Board Chairman at RSA Insurance Ireland DAC and a Non-Executive Director of Chetwood Financial Limited and RGA International Reinsurance Company DAC. Previous directorships include Permanent TSB Group plc and Payzone plc. Prior to that, Emer held senior roles with PwC and AXA Insurance for over 20 years. She is an Irish citizen.

Geoff Doherty has served as a Director since October 2021. Mr. Doherty is the Group Chief Financial Officer and an Executive Director of Kingspan Group plc. Prior to that, Geoff was an Executive Director and Chief Financial Officer of Greencore Group plc. He is an Irish citizen.

Bertrand Grabowski joined the Board in October 2023. He is a former Executive Board Member of DVB Bank and held senior roles with Citibank, Credit Agricole Indosuez and Banque Indosuez. Bertrand is an independent aviation consultant and a Non-Executive Director of Jazeera Airways in Kuwait and Flybondi in Argentina. He is a French citizen.

Elisabeth Köstinger has served as a Director since April 2023. She is a former Austrian politician who was an MEP from 2009 to 2017, and subsequently served as Minister for Agriculture, Sustainability and Tourism. Since retiring from politics in 2022, Elisabeth has operated as an entrepreneur. She is an Austrian citizen.

Jinane Laghrari Laabi joined the Board in July 2024. Ms. Laghrari Laabi is a former partner with McKinsey & Co. Casablanca (covering Morocco, Africa & Middle East) and is a Non-Executive Director of Bank of Africa. She is a Moroccan citizen.

Howard Millar has served as a Director since August 2015. He was previously Ryanair's Deputy CEO and CFO from 2003 to December 2014 having been Ryanair's Director of Finance from 1993 and Financial Controller since 1992. Howard is Co-Founder and former CEO of Sirius Aviation Capital Holdings Ltd., a global aircraft lessor. He is an Irish citizen.

Anne Nolan has served as a Director since December 2022. She is a former Chair of the Irish Aviation Authority (from 2010 to 2018) and previously served as Chief Executive of the Irish Pharmaceutical Healthcare Association. Anne has also served on various Boards including the Food Safety Authority of Ireland, the Irish Medicines Board, the Executive Committee of the European Federation of Pharmaceutical Industries and the Board of the Smurfit Graduate School of Business and is currently Chair of an Irish pharmaceutical technology start-up. She is an Irish citizen.

Mike O'Brien has served as a Director since May 2016. Prior to that, he was Head of Flight Operations Inspectorate with the Maltese Civil Aviation Authority until he retired in 2016, having previously spent 10 years as the Head of Operating Standards with the Irish Aviation Authority until 2001. Capt. O'Brien served 4 years as the Chief Pilot and Flight Operations Manager of Ryanair from 1987 to 1991. He is an Irish citizen.

Michael O'Leary has served as a Director of Ryanair since 1988 and its CEO since 1994. He was appointed Group CEO in April 2019. He is an Irish citizen.

Amber Rudd joined the Board in July 2024. She is a former UK Minister and MP who held senior cabinet positions including Home Secretary and Secretary of State for Energy and Climate Change. Amber is a non-executive director of Centrica plc. She is a UK citizen.

The Board of Directors has established a number of committees, including the following:

(a) *Audit Committee.* The Board of Directors established the Audit Committee in September 1996 to make recommendations concerning the engagement of independent external auditors; to review with the independent external auditors the plans for and scope of each annual audit, the audit procedures to be utilized and the results of the audit; to approve the professional services provided by the independent external auditors; to review the independence of the independent external auditors; and to review the adequacy and effectiveness of the Company's internal accounting controls. Mr. Doherty (Chair), Ms. Daly and Mr. Grabowski are the members of the Audit Committee. All members of the Audit Committee are independent for the purposes of the listing rules of the NASDAQ and the U.S. federal securities laws.

(b)   Executive Committee. The Board of Directors established the Executive Committee in August 1996. The Executive Committee can exercise the powers exercisable by the full Board of Directors in circumstances in which action by the Board of Directors is required but it is impracticable to convene a meeting of the full Board of Directors. Mr. Millar (Chair), Ms. Brennan, Mr. McCarthy and Mr. O'Leary are members of the Executive Committee. Ms. Brennan will take over as Chair of the Executive Committee when Mr. Millar steps down from the Board in September 2025.

(c)   Nomination Committee. The Board of Directors established the Nomination Committee in May 1999 to make recommendations and proposals to the full Board of Directors concerning the selection of individuals to serve as Executive and Non-Executive Directors. The Board of Directors as a whole then makes appropriate determinations regarding such matters after considering such recommendations and proposals. Mr. McCarthy (Chair), Ms. Köstinger, Ms. Laghrari Laabi, Mr. Millar and Ms. Nolan are the members of the Nomination Committee.

(d)   Remuneration Committee. The Board of Directors established the Remuneration Committee in September 1996. This committee has authority to determine the remuneration of Senior Management of the Company and to administer the share-based remuneration plans described below. Senior Management remuneration is comprised of a fixed basic pay and performance related bonuses which are awarded based on a combination of budget and non-budget performance criteria. The Remuneration Committee determines the remuneration and bonuses of the Group CEO, who is the only Executive Director. Mr. Brennan (Chair), Ms. Brennan and Ms. Rudd are the members of the Remuneration Committee.

(e)   Safety & Security Committee. The Board of Directors established the Safety and Security Committee in March 1997 to review and discuss air safety and security performance. The Group Safety and Security Committee reports to the Board each quarter. The Safety and Security Committee is composed of Mr. O'Brien, Mr. Brennan and Ms. Carol Sharkey (who Co-Chairs the committee with Mr. O'Brien). Other attendees include the Accountable Managers of each of the Ryanair Group Airlines and various nominated persons who are invited to attend, as required, from time to time. Each airline has a separate Safety & Security Committee to comply with their local regulators' requirements.

Powers of, and Action by, the Board of Directors

The Board of Directors is empowered by the Articles of Association of Ryanair Holdings (the "Articles") to carry on the business of Ryanair Holdings, subject to the Articles, provisions of general law and the right of shareholders to give directions to the Directors by way of ordinary resolutions. Every Director who is present at a meeting of the Board of Directors of Ryanair Holdings has one vote. In the case of a tie on a vote, the chairman of the Board of Directors has a second or tie-breaking vote. A Director may designate an alternate Director to attend any Board of Directors meeting, and such alternate Director shall have all the rights of a Director at such meeting.

The quorum for a meeting of the Board of Directors, unless another number is fixed by the Directors, consists of three Directors, a majority of whom must be EU nationals. The Articles require the vote of a majority of the Directors (or alternates) present at a duly convened meeting for the approval of any action by the Board of Directors.

Composition and Term of Office

The Articles provide that the Board of Directors shall consist of no fewer than 3 and no more than 15 Directors, unless otherwise determined by the shareholders. There is no maximum age for a Director and no Director is required to own any shares of Ryanair Holdings.

Directors are elected (or have their appointments confirmed) at the annual general meetings of shareholders.

Exemptions from NASDAQ Corporate Governance Rules

The Company relies on certain exemptions from the NASDAQ corporate governance rules. These exemptions, and the practices the Company adheres to, are as follows:

- The Company is exempt from NASDAQ's quorum requirements applicable to meetings of shareholders, which require a minimum quorum of 33 1/3% for any meeting of the holders of common stock, which in the Company's case are its Ordinary Shares. In keeping with Irish generally accepted business practice, the Articles provide for a quorum for general meetings of shareholders of two shareholders, regardless of the level of their aggregate share ownership.

- The Company is exempt from NASDAQ's requirement with respect to Audit Committee approval of related party transactions, as well as its requirement that shareholders approve certain stock or asset purchases when a Director, officer or substantial shareholder has an interest. The Company is subject to extensive provisions under the Listing Rules of Euronext Dublin governing transactions with related parties, as defined therein, and the Irish Companies Act also restricts the extent to which Irish companies may enter into related party transactions. In addition, the Articles contain provisions regarding disclosure of interests by the Directors and restrictions on their votes in circumstances involving conflicts of interest. The concept of a related party for purposes of NASDAQ's Audit Committee and shareholder approval rules differs in certain respects from the definition of a transaction with a related party under the Irish Listing Rules and the Irish Companies Act.

- NASDAQ requires shareholder approval for certain transactions involving the sale or issuance by a listed company of common stock other than in a public offering and when a plan or other equity compensation arrangement is established or materially amended. Under the NASDAQ rules, whether shareholder approval is required for transactions other than public offerings depends, among other things, on the number of shares to be issued or sold in connection with a transaction, while the Irish Companies Act requires shareholder approval when the value of a related party transaction, as measured under any one or more of four class tests, exceeds a certain percentage of the size of the listed company undertaking the transaction as measured for the purposes of same tests.

- NASDAQ requires that each issuer solicit proxies and provide proxy statements for all meetings of shareholders and provide copies of such proxy solicitation to NASDAQ. The Company is exempt from this requirement as the solicitation of holders of ADRs is not required under the Irish Listing Rules or the Irish Companies Act. However, it has been Ryanair's policy to solicit holders of ADRs, and it will do so again once the restriction on non-EU shareholders voting rights because of Brexit has been removed. For additional information, please see "Item 3 Key Information—Risk Factors—Risks Related to Ownership of the Company's Ordinary Shares or ADSs". Details of Ryanair's annual general meetings and other shareholder meetings, together with the requirements for admission, voting or the appointment of a proxy are available on the website of the Company in accordance with the Irish Companies Act, the Company's Articles of Association and the Irish Listing Rules.

The Company also follows certain other practices under the UK Corporate Governance Code and the Irish Corporate Governance Annex in lieu of those set forth in the NASDAQ corporate governance rules, as expressly permitted thereby.

Most significantly:

Independence. NASDAQ requires that a majority of an issuer's Board of Directors be "independent" under the standards set forth in the NASDAQ rules and that Directors deemed independent be identified in the Company's Annual Report on Form 20-F. The Board of Directors has determined that each of the Company's serving Non-Executive

Directors is "independent" under the standards set forth in the UK Corporate Governance Code and the Irish Corporate Governance Annex ("the Code").

Under the Code, there is no bright-line test establishing set criteria for independence, as there is under NASDAQ Rule 5605(a)(2). Instead, the Board of Directors determines whether the Director is independent, and whether there are relationships or circumstances which are likely to affect, or could appear to affect, the Director's judgment. Under the Code, the Board of Directors may determine that a Director is independent notwithstanding the existence of relationships or circumstances which may appear relevant to its determination, but it should state its reasons if it makes such a determination. The Code specifies that relationships or circumstances that may be relevant include whether the Director: (i) is or has been an employee of the relevant company or group within the last three years; (ii) has, or has had within the last three years a direct or indirect material business relationship with such company; (iii) has received or receives payments from such company, subject to certain exceptions; (iv) has close family ties with any of the Company's advisers, Directors or senior employees; (v) holds cross-Directorships or other significant links with other Directors; (vi) represents a significant shareholder; or (vii) has served on the Board of Directors for more than nine years.

In determining that each of the serving Non-Executive Directors is independent under the Code standard, the Ryanair Holdings Board of Directors identified such relevant factors with respect to Non-Executive Director Mr. O'Brien.

The Board considered Mr. O'Brien's independence given that he served as Chief Pilot and Flight Operations Manager of Ryanair from 1987 to 1991. The Board has considered Mr. O'Brien's employment and has concluded that he is an independent Non-Executive Director within the spirit and meaning of the Code.

The Board considered that Mr. O'Brien is independent in character and judgment as he either has other significant commercial and professional commitments and/or brings his own level of senior experience gained in his field of international business and professional practice.

The NASDAQ independence criteria specifically state that an individual may not be considered independent if, within the last three years, such individual or a member of his or her immediate family has had certain specified relationships with the Company, its parent, any consolidated subsidiary, its internal or external auditors, or any company that has significant business relationships with the Company, its parent or any consolidated subsidiary. Neither ownership of a significant amount of stock nor length of service on the Board is a *per se* bar to independence under the NASDAQ rules.

SENIOR MANAGEMENT

The following table sets forth certain information concerning the Senior Management of the Ryanair Group as of May 16, 2025:

Name	Age	Position
Michael O'Leary	64	Group CEO
Neil Sorahan	53	Group CFO
Juliusz Komorek	46	Group CLO; Co. Secretary
Edward Wilson	61	Ryanair DAC CEO
Carol Sharkey	50	Chief Risk Officer
Tracey McCann	51	Ryanair DAC CFO
Andreas Gruber	39	Lauda Joint CEO
David O'Brien	61	Malta Air CEO & Lauda Joint CEO
Michal Kaczmarzyk	46	Buzz CEO
John Hurley	50	CTO

Michael O'Leary. Michael has served as a Director of Ryanair DAC since 1988 and a Director of Ryanair Holdings since 1996. Michael was appointed CEO of Ryanair in 1994 and Group CEO in April 2019, having previously served as CFO since 1988.

Neil Sorahan. Neil was appointed Group CFO in October 2019, having previously served as Ryanair's CFO from October 2014. Prior to this he was Ryanair's Finance Director since June 2006 and Treasurer from January 2003. Before joining Ryanair, Neil held various finance and treasury roles (1992 to 2002 incl.) at CRH plc.

Juliusz Komorek. Juliusz was appointed Group CLO; Company Secretary in late 2019 having previously served as Ryanair's Chief Legal & Regulatory Officer; Company Secretary from May 2009 and Deputy Director of Legal and Regulatory Affairs since 2007. Prior to joining the Company in 2004, Juliusz had gained relevant experience in the European Commission's Directorate General for Competition and in the Polish Embassy to the EU in Brussels, as well as in the private sector in Poland and the Netherlands. Juliusz is a lawyer, holding degrees from the universities of Warsaw and Amsterdam.

Edward Wilson. Eddie was appointed Ryanair DAC's CEO in September 2019, having previously served as Ryanair's CPO since December 2002. Prior to this he served as Head of Personnel since December 1997. Before joining Ryanair, Eddie was the Human Resources Manager for Gateway 2000 and held a number of other human resources-related positions in the Irish financial services sector.

Carol Sharkey. Carol was appointed Chief Risk Officer in May 2018 having held the position of Director of Safety and Security since 2014. She has worked at Ryanair since 1995 having previously held roles in in-flight, flight operations and in recent years has overseen the flight safety department.

Tracey McCann. Tracey was appointed Ryanair DAC's CFO in January 2020 having previously served as Ryanair's Director of Finance from December 2014. She joined Ryanair in 1991 and has held various senior finance roles.

Andreas Gruber. Andreas was appointed CEO of Lauda in 2018. Prior to that, he held various operational and network planning roles within the Aerberlin Group. Following Lauda's acquisition by the Ryanair Group, Andreas remained as Lauda's Joint CEO.

David O'Brien. David was appointed Joint CEO of Lauda in April 2020 and CEO of Malta Air in December 2020, having previously served as Ryanair's CCO since January 2014. Prior to that David was Ryanair's Director of Flight and Ground Operations from December 2002. A graduate of the Irish Military College, prior to joining Ryanair, David followed a military career with positions in the airport sector and agribusiness in the Middle East, Russia and Asia.

Michal Kaczmarzyk. Michal was appointed CEO of Buzz in April 2017. Prior to joining Buzz, Michal served as the General Director of the Polish Airports State Company and CEO of Warsaw Chopin Airport. A former CEO of LS Airport Services and supervisory board member of Euro LOT Airline, Krakow Airport and Gdansk Airport, Michal also held roles with the Polish Industrial Development Agency, the Office of Competition and Consumer Protection and PwC.

John Hurley. John was appointed CTO in September 2014. He joined Ryanair from Houghton Mifflin Harcourt, where he was Vice-President of Engineering and Product Operations, Director of Platform Development and Software Development Program Manager. He was previously Production Manager at both Intuition Publishing Ltd and Education Multimedia Group and has over 20 years of experience in the IT industry.

COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT

Compensation

The aggregate amount of compensation paid by Ryanair Holdings and its subsidiaries to its key management personnel (defined as including each director, whether executive or otherwise, of the Group, as well as the Senior Management team reporting to the Board of Directors) named above in FY25 was €14.7m (including a €4.2m (non-cash) technical accounting charge in relation to unvested share options). For details of Mr. O'Leary's compensation in such fiscal year, see "—Remuneration Agreement with Mr. O'Leary" below.

During FY25, each of Ryanair Holdings' Non-Executive Directors was entitled to receive a base fee of €75,000 plus expenses per annum, as remuneration for their services to Ryanair Holdings. The Chairman of the Board received a fee of €150,000. The additional remuneration paid to Chairs of the Audit, Remuneration and Safety & Security Committees and to the Senior Independent Director ("SID") is €25,000 per annum.

Directors' service agreements do not contain provisions providing for compensation on their termination.

For further details of share-based remuneration that have been granted to the Company's employees, including Senior Management, see "Item 10. Additional Information—Options to Purchase Securities from Registrant or Subsidiaries," as well as Notes 14 and 18 to the consolidated financial statements included herein.

Remuneration Agreement with Mr. O'Leary

In December 2022 Michael O'Leary ("MOL") extended his contract as Group CEO to July 2028 (previously July 2024). As part of this contract the Group CEO receives a basic salary of €1.2m p.a. (effective since FY24). From FY24 his maximum annual bonus was reduced to 50% of basic pay (previously 100%). In line with best practice, MOL does not receive any pension benefits. This contract extended the vesting period for the 10m share options granted in February 2019, which are exercisable at a strike price of €11.12, but only if the Ryanair Group PAT exceeds €2.2bn (up from a prior €2.0bn target) in any year up to FY28 (inclusive) and/or the share price of the Company exceeds €21 for a period of 28 days between April 1, 2021 and March 31, 2028. If these targets are not achieved, these share options will lapse and MOL will receive nothing other than his basic salary and annual bonus. A final vesting condition is that these options will lapse should MOL leave the Ryanair Group's employment on/before the end of July 2028.

STAFF AND LABOR RELATIONS

The following table sets forth the details of Ryanair's team (including all Group airlines) at each of March 31, 2025, 2024 and 2023:

	Number of Staff at March 31,		
Classification	2025	2024	2023
Operations	24,426	25,703	21,146
Sales, management and support	1,526	1,373	1,115
Total	25,952	27,076	22,261

Ryanair Group airlines have concluded Collective Labor Agreements ("CLAs") with trade unions in most of their major markets. Ryanair will continue to defend its existing high productivity business model. Ryanair believes that existing terms and conditions for both pilots and cabin crew are industry leading among European low-cost operators with competitive pay, advantageous fixed rosters, outstanding promotional opportunities, and a wide choice of base locations across Europe.

European regulations require pilots to be licensed as commercial pilots with specific ratings for each aircraft type flown. In addition, European regulations require all commercial pilots to be medically certified as physically fit. Licenses and medical certification are subject to periodic re-evaluation and require recurrent training and recent flying experience in order to be maintained. Maintenance engineers must be licensed and qualified for specific aircraft types. Cabin crew must undergo initial and periodic competency training. Training programs are subject to approval and monitoring by the competent authority. In addition, the appointment of senior management personnel directly involved in the supervision of flight operations, training, maintenance, and aircraft inspection must be satisfactory to the competent authority. Based on its experience in managing the airline's growth to date, management believes that there is a sufficient pool of qualified and licensed pilots, engineers, and mechanics within the EU and the UK, supplemented through traineeships, to satisfy Ryanair's anticipated future needs in the areas of flight operations, maintenance and quality control. Ryanair has also been able to supplement its pool of pilots and cabin crew through the limited use of contract agencies. These contract pilots and cabin crew are included in the table above.

Ryanair's crew earn productivity-based incentive payments, including a sales bonus for onboard sales for flight attendants and payments based on the number of hours or sectors flown by pilots and cabin crew (within limits set by regulations governing maximum working hours.) Ryanair's pilots and cabin crew are currently subject to EASA-approved limits of 900 flight-hours per calendar year.

If more stringent regulations on flight-hours were to be adopted, Ryanair's flight personnel could experience a reduction in their total pay due to lower compensation for the number of hours or sectors flown and Ryanair could be required to hire additional flight personnel.

Ryanair Holdings' plc shareholders have approved a number of share-based remuneration plans for employees and Directors including Share Option Plan 2013 and LTIP 2019 (which replaced Option Plan 2013 for share based remuneration granted after the 2019 AGM). Ryanair Holdings has granted share-based remuneration to several of its senior managers. For details of all outstanding share options, see "Item 10. Additional Information — Options to Purchase Securities from Registrant or Subsidiaries."

COMPENSATION RECOVERY

Not applicable.

Item 7. *Major Shareholders and Related Party Transactions*

As of March 31, 2025, there were 1,063,868,001 Ordinary Shares outstanding. As of that date, 222,072,240 ADRs, representing 444,144,480 Ordinary Shares, were held of record in the United States by 46 holders, and represented in the aggregate 42% of the number of Ordinary Shares then outstanding. See "Item 10. Additional Information—Articles of Association" and "—Limitations on Share Ownership by Non-EU Nationals."

MAJOR SHAREHOLDERS

As of March 31, 2025, there were 1,063,868,001 Ordinary Shares outstanding. Based on information available to Ryanair Holdings, the following table summarizes holdings of those shareholders holding 3% or more of the Ordinary Shares as of March 31, 2025, March 31, 2024 and March 31, 2023.

	As of March 31, 2025		As of March 31, 2024		As of March 31, 2023	
	No. of Shares	% of Class	No. of Shares	% of Class	No. of Shares	% of Class
Capital Group	138,163,341	13.0 %	140,769,464	12.3 %	62,310,109	5.5 %
HSBC Holdings PLC	116,323,327	10.9 %	96,561,856	8.5 %	88,611,652	7.8 %
Parvus Asset Management Europe	100,012,268	9.4 %	81,374,943	7.1 %	45,532,192	4.0 %
BNP PARIBAS	84,683,893	8.0 %	79,917,192	7.0 %	—	—
MFS	58,512,740	5.5 %	46,399,853	4.1 %	49,646,209	4.4 %
Baillie Gifford	50,982,025	4.8 %	67,571,625	5.9 %	67,437,688	5.9 %
Michael O'Leary	44,099,892	4.1 %	44,099,892	3.9 %	44,096,725	3.9 %
Fidelity	37,231,959	3.5 %	66,359,213	5.8 %	48,099,289	4.2 %
Rothschild & Co	35,135,269	3.3 %	—	—	—	—
Société Générale SA (SG SA)	—	—	67,181,217	5.9 %	—	—
Bank of America Corporation	—	—	36,575,999	3.2 %	—	—
AKO Capital	—	—	34,433,901	3.0 %	58,367,069	5.1 %
Harris Associates	—	—	—	—	41,063,200	3.6 %
Causeway Capital Management	—	—	—	—	46,214,550	4.1 %

As of March 31, 2025, the beneficial holdings in Ordinary Shares of the Directors of Ryanair Holdings as a group was 44,774,182 Ordinary Shares, representing approximately 4% of Ryanair Holdings' outstanding Ordinary Shares as of such date.

RELATED PARTY TRANSACTIONS

The Company has not entered into any "related party transactions" (except for remuneration paid by Ryanair to members of key management personnel as disclosed in Note 26 to the consolidated financial statements) in the three fiscal years ending March 31, 2025 or in the period from March 31, 2025 to the date hereof.

Item 8. *Financial Information*

CONSOLIDATED FINANCIAL STATEMENTS

Please refer to "Item 18. Financial Statements."

OTHER FINANCIAL INFORMATION

Legal Proceedings

The Company is engaged in litigation arising in the ordinary course of its business. Although no assurance can be given as to the outcome of any current or pending litigation, management does not believe that any such litigation will, individually or in the aggregate, have a material adverse effect on the results of operations or financial condition of the Company, except as described below.

EU State Aid-Related Proceedings. Since 2002, the European Commission has examined the agreements between Ryanair and various airports to establish whether they constituted illegal State aid. In many cases, the European Commission has concluded that the agreements did not constitute State aid. In other cases, Ryanair has successfully challenged the European Commission findings that there was State aid. In 2014, the European Commission announced findings of State aid to Ryanair in its arrangements with Pau, Nimes, Angouleme, Altenburg and Zweibrücken airports, ordering Ryanair to repay a total of approximately €10m of alleged aid. In 2016, the European Commission announced findings of State aid to Ryanair in its arrangements with Cagliari and Klagenfurt, ordering Ryanair to repay approximately €13m of alleged aid. Ryanair appealed these "aid" decisions to the EU General Court. In 2018, the EU General Court upheld the European Commission's findings regarding Ryanair's arrangements with Pau, Nimes, Angouleme and Altenburg airports, and overturned the European Commission's finding regarding Ryanair's arrangement with Zweibrücken airport. Ryanair appealed the negative rulings to the Court of Justice of the EU, but in December 2019 Ryanair discontinued the appeals as the Court had refused to grant an oral hearing in any of the cases. The appeal before the General Court regarding Ryanair's arrangements with Cagliari airport has been discontinued following the European Commission's withdrawal of its decision in March 2023 as a result of a General Court ruling in a related case. In 2021, the General Court upheld the European Commission's finding regarding Ryanair's arrangements with Klagenfurt airport. Ryanair appealed this negative finding to the Court of Justice of the EU and received a ruling in November 2023 where the European Commission's finding was upheld. In August 2019, the European Commission announced findings of State aid to Ryanair in its arrangements with Montpellier airport, ordering Ryanair to repay a total of approximately €9m of alleged aid. Ryanair appealed the Montpellier "aid" decision to the General Court and received a judgment in June 2023 upholding the European Commission's finding. Ryanair appealed the General Court judgment to the Court of Justice in August 2023, but discontinued the appeal in October 2024 as the Court indicated it would proceed without an oral hearing or Advocate General opinion. In July 2022, the European Commission announced a finding of State aid to Ryanair in its arrangements at La Rochelle airport, ordering Ryanair to repay approximately €8m of alleged aid. Ryanair appealed the La Rochelle "aid" decision to the General Court in November 2023 and expects a ruling during 2025. In September 2024, the European Commission announced a finding of State aid to Ryanair at Frankfurt (Hahn) airport relating to certain arrangements from 2003 – 2018, ordering Ryanair to repay approximately €14m of alleged aid. Ryanair appealed the Frankfurt (Hahn) aid decision to the General Court in February 2025.

Ryanair is facing similar legal challenges with respect to agreements with certain other airports, notably Carcassonne, Girona, Reus, Târgu Mureș, and Beziers. These investigations are ongoing (as is the European Commission's re-examination of the Cagliari case following its withdrawal in March 2023 of the 2016 "aid" decision) and Ryanair currently expects that they will conclude in 2025, with any European Commission decisions appealable to the EU General Court.

Ryanair is also facing an allegation that it has benefited from unlawful State aid in a German court case in relation to its arrangements with Frankfurt (Hahn) launched by Lufthansa in 2006.

Adverse rulings in the above or similar cases could be used as precedents by competitors to challenge Ryanair's agreements with other publicly-owned airports and could cause Ryanair to strongly reconsider its growth strategy in relation to public or state-owned airports across Europe. This could in turn lead to a scaling back of Ryanair's growth strategy due to the smaller number of privately owned airports available for development. No assurance can be given

as to the outcome of these proceedings, nor as to whether any unfavorable outcomes may, individually or in the aggregate, have a material adverse effect on the results of operations or financial condition of the Company.

Legal Proceedings Against Internet Ticket Touts. The Company is involved in a number of legal proceedings against internet ticket touts ("screenscraper websites") in Germany, Ireland, and the U.S. Screenscraper websites gain unauthorized access to Ryanair's website and booking system, extract flight and pricing information and display it on their own websites for sale to customers at prices which include intermediary mark-ups on top of Ryanair's fares. Ryanair does not allow any such commercial use of its website and objects to the practice of screenscraping also on the basis of certain legal principles, such as contractual and database rights, copyright protection, etc. The Company's objective is to prevent any unauthorized use of its website and to prevent consumer harm, and the resultant reputational damage to the Company, which may arise due to the failure by some operators of screenscraper websites to provide Ryanair with the passengers' genuine contact and payment method details. The Company also believes that the selling of airline tickets by screenscraper websites is inherently anti-consumer as it inflates the cost of air travel. At the same time, Ryanair encourages genuine price comparison websites which allow consumers to compare prices of several airlines and then refer consumers to the airline website in order to perform the booking at the original fare. Ryanair offers licensed access to its flight and pricing information to such websites. Ryanair also permits GDSs to provide access to Ryanair's fares to traditional bricks and mortar travel agencies and closed corporate travel booking platforms. In addition, Ryanair offers Direct Distribution Agreements (DDAs) to online travel agents (OTAs). DDAs align with Ryanair's exclusive online distribution model while allowing OTAs access to Ryanair's price, flight, timetable and ancillary data for the purpose of display *only* on the OTA websites. The passenger can purchase accurately priced Ryanair flights and ancillary products and is brought to Ryanair.com to confirm their purchase. The Company has received favorable rulings in France, Germany, Czech Republic, Ireland, Italy, the Netherlands and the U.S., and unfavorable rulings in Germany, Czech Republic, Spain, France, Switzerland, the UK and Italy. Following a positive decision in Ireland in November 2023, whereby the Irish High Court found that Flightbox, a screen scraper, was bound by the Terms of Use of the Ryanair website and, as such, granted Ryanair a permanent injunction prohibiting Flightbox from breaching the binding Terms of Use of the Ryanair website, Ryanair was approached by a number of OTAs, including On The Beach (OTB), Lastminute and Kiwi with whom Ryanair have been in litigation with for several years. OTB, Lastminute and Kiwi each signed DDAs which culminated in the cessation of all extant legal proceedings between the parties. However, pending the outcome of the legal proceedings that remain ongoing, or which may be initiated in the future, or of competition authority investigations (such as the one launched by the Italian AGCM in September 2023, outlined in "Item 4. Information on the Company—GOVERNMENT REGULATION—Regulation of competition."), and if Ryanair were to be ultimately unsuccessful in any of them, the activities of screenscraper websites could lead to a reduction in the number of customers who book directly on Ryanair's website and loss of ancillary revenues which are an important source of profitability through the sale of car hire, hotels, travel insurance, etc. Also, some business may be lost to the Company once potential customers are presented by a screenscraper website with a Ryanair fare or a fee for an ancillary product such as checked baggage or priority boarding inflated by the screen scraper's intermediary fee. See "Item 3. Key Information—Risk Factors—Risks Related to the Company—The Company Faces Risks Related to Unauthorized Use of Information from the Company's Website".

Consumer Law Proceedings. In mid-2023, the Spanish Ministry of Consumer Affairs launched sanctioning proceedings against Ryanair and several other airlines regarding cabin baggage and other customer policies. The Company filed submissions with the Ministry explaining that its policies are fair, necessary for operational and safety purposes, and fully transparent. In May 2024, the Ministry proposed to order the discontinuation of these policies and imposition of substantial fines on Ryanair and other airlines. In November 2024, the Minister of Consumer Affairs decided to impose fines of approx. €170m on several airlines, including €107m on Ryanair, and to order discontinuation of the cabin baggage and several other customer policies. Ryanair and other airlines are appealing this decision before Spanish courts, as well as seeking a suspension of the discontinuation order and of the fines pending appeals. The decision on Ryanair's request for suspension is expected in mid-2025. Pending this decision, the Minister's decision is not enforceable. Ryanair intends to fully defend its position with reference to its rights under Spanish and EU law, as well as positive court rulings in similar matters (in Spain and other countries), but the outcome of these proceedings cannot be guaranteed.

Data Protection Commission Inquiry. In October 2024, the Irish Data Protection Commission launched an inquiry into Ryanair's booking verification process. The inquiry relates to Ryanair's requirement that passengers verify their details where bookings raise suspicions that passenger contact or payment details were withheld from Ryanair by an unauthorized intermediary and replaced with single use (virtual) contact or payment details. Ryanair has engaged with the Data Protection Commission in respect of the inquiry, explaining that its verification requirement is designed to ensure compliance with safety and security protocols, and that the process of verification fully complies with the requirements of the GDPR. The inquiry is expected to take at least 1 year and while Ryanair is confident in its position, the Data Protection Commission may ultimately find that the verification process has not fully complied with the GDPR, which could lead to the imposition of a substantial fine.

Dividend Policy

Under the Group's current dividend policy, Ryanair plans to return approximately 25% of prior-year Profit After Tax (adjusted for non-recurring gains or losses) by way of ordinary dividend to our shareholders. An ordinary dividend of €0.223 per share was paid in February 2025 and a final dividend of €0.227 per share was declared (payable after 2025 AGM approval). Additionally, the Board, taking into account prevailing market conditions and ensuring that the Group retains a prudent level of cash to fund debt and capex requirements will retain the flexibility to consider, when or if appropriate, the return of surplus cash to shareholders through special distributions (including dividends and/or share buybacks).

Share Buyback Program

From FY08 to FY21, under multiple share buyback programs, the Group repurchased over 467m shares (including Ordinary Shares underlying ADRs) at a total cost of almost €5bn.

In May 2024, the Company announced and launched a €700m share buyback program (including Ordinary Shares underlying ADRs) subsequently completed in August 2024. A follow-on €800m share buyback program was announced and launched in late August 2024. Under these two programs, the Company bought back approximately 77m shares at a total cost of just under €1.5bn during FY25. Repurchased shares during FY25 were equivalent to approximately 7% of the Company's issued share capital at March 31, 2024. All shares purchased under the share buyback program are cancelled.

See "Item 9. The Offer and Listing—Trading Markets" below for further information regarding share buybacks.


SIGNIFICANT CHANGES


In May 2025, the Board approved a follow-on €750m share buyback program (including Ordinary Shares underlying ADRs), which will likely run for the next 6 – 12 months.

Item 9. *The Offer and Listing*

TRADING MARKETS

The primary market for Ryanair Holdings' Ordinary Shares is Euronext Dublin. The Ordinary Shares were first listed for trading on the Official List of Euronext Dublin in June 1997.

Ryanair's ADSs are traded on NASDAQ. During FY25, the Board approved a change to the ADS ratio so that one ADS is now equal to two Ordinary Shares, a 2:1 ratio (previously 5:1).

The Bank of New York Mellon is Ryanair Holdings' depositary for purposes of issuing ADRs evidencing the ADSs.

Ryanair Holdings' shares trade under the following stock symbols:

Euronext Dublin   RYA
NASDAQ   RYAAY

Since certain of the Ordinary Shares are held by brokers or other nominees, the number of direct record holders in the United States, which is reported as 46, may not be fully indicative of the number of direct beneficial owners in the United States, or of where the direct beneficial owners of such shares are resident.

Since June 2001 Ryanair has not allowed conversion of Ordinary Shares into new ADSs (i.e., the books for issuances of new ADSs remain closed) so as to ensure that its ADS program does not grow to a level that could jeopardize EU airline licenses held by the Company's subsidiaries (the Ryanair Holdings ADS program currently accounts for over 40% of the Company's issued share capital and is the largest amongst EU airlines). Following the Company's decision on March 7, 2025 to lift purchase restrictions on non-EU nationals in respect of Ordinary Shares, both EU and non-EU nationals who wish to convert their ADSs into Ordinary Shares can do so by surrendering their ADSs at the depositary and withdrawing the Ordinary Shares represented thereby. Once withdrawn, holders will not be able to re-convert their Ordinary Shares into new ADSs. See "Item 10. Additional Information—Limitations on Share Ownership by Non-EU Nationals" for additional information.

The Company, at its AGM and EGM of the Shareholders, has, in recent years, passed a special resolution permitting the Company to engage in Ordinary Share buyback programs subject to certain limits noted above. Since June 2007 (when the Company engaged in its first Ordinary Share buyback program) the Company has repurchased the following Ordinary Shares (all shares repurchased are cancelled):

Fiscal year ended March 31,	No. of shares (m)	Approx. cost (€m)
2008-2021	467.2	4,825.7
2022	—	—
2023	—	—
2024	—	—
2025	77.5	1,481.7
Period through April 7, 2025 (completion)	1.0	18.3
Total	545.7	6,325.7

At an EGM of Shareholders held in April 2012, the Company obtained a new repurchase authority which enables the Company to repurchase the Company's ADRs which are traded on NASDAQ. Any ADRs purchased are converted to Ordinary Shares by the Company's brokers for subsequent repurchase and cancellation by the Company.

As of March 31, 2025, the total number of options over Ordinary Shares outstanding under the Company's Option Plan 2013 was 16.2m, representing approximately 1.5% of the Company's issued share capital at that date. As of March 31, 2025, the total number of conditional share awards outstanding under the Company's LTIP 2019 was 1.5m, representing approximately 0.1% of the Company's issued share capital at that date. 16m options and all conditional shares referred to above had not yet vested at March 31, 2025.

Item 10. *Additional Information*

DESCRIPTION OF CAPITAL STOCK

Ryanair Holdings' capital stock consists of Ordinary Shares, each having a par value of 0.600 euro cent. As of March 31, 2025, a total of 1,063,868,001 Ordinary Shares were outstanding.

In February 2007, Ryanair effected a 2-for-1 share split as a result of which each of its then existing Ordinary Shares, with a par value of 1.27 euro cent, was split into two new Ordinary Shares, with a par value of 0.635 euro. In October 2015, the Company completed a capital reorganization which involved the consolidation of its ordinary share capital on a 39 for 40 basis which resulted in the reduction of ordinary shares in issue by 33.8m ordinary shares to 1,319.3m as at that date. The par value of an ordinary share was also reduced from 0.635 euro cent each to 0.600 euro cent each under the reorganization. All 'B' Shares and Deferred Shares issued in connection with the B scheme were either redeemed or cancelled during FY16 such that there were no 'B' Shares or Deferred Shares remaining in issue as at March 31, 2016. Each Ordinary Share entitles the holder thereof to one vote in respect of any matter voted upon by Ryanair Holdings' shareholders subject to limitations described under Item 10. Additional Information"—Limitations on Share Ownership by Non-EU Nationals".

OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

During FY14, Ryanair Holdings' shareholders approved a stock option plan at the Company's 2013 AGM (referred to herein as "Option Plan 2013"), under which all employees and Directors were eligible to receive options. Grants of options were permitted to take place at the close of any of the ten years beginning with FY14 (Option Plan 2013 was replaced by LTIP 2019 following shareholder approval at the 2019 AGM – see details below). Options are subject to at least a 5-year performance period. Under the rules of Option Plan 2013, no option is capable of being exercised after the tenth anniversary of the date of grant. The Remuneration Committee ("Remco") has discretion to determine the financial performance targets that must be met with respect to the financial year. Those targets relate directly to the achievement of certain year-on-year growth targets in the Company's profit after tax ("PAT") figures for each of the financial years of the performance period and/or certain share price targets. The grants also typically include retention vesting conditions.

During FY19, 102 managers and 5 existing Non-Executive Board Members (NEDs) were granted 10m share options, in aggregate (of which a cumulative 0.25m related to NEDs), at a strike price of €11.12. Approximately 3.8m of these options have lapsed and the NED option grants vested in FY24 (and are exercisable between September 30, 2024 and February 7, 2026). In FY24, the vesting date and ambitious performance targets on approximately 5.9m of these options were amended to align with the revised dates and targets agreed for Mr. O'Leary's 10m share options grant below. In December 2022 Mr. O'Leary agreed to the extension of his contract as Group CEO to July 2028 (previously July 2024). This new contract extends the vesting period for the 10m share options granted to Mr. O'Leary in February 2019, which are exercisable at a strike price of €11.12, but only if the Ryanair Group PAT exceeds €2.2bn (up from a prior €2.0bn target) in any year up to financial year 2028 (inclusive) and/or the share price of the Company exceeds €21 for a period of 28 days between April 1, 2021 and March 31, 2028. Additionally, options will lapse should the recipients leave the Ryanair Group's employment on/before the end of July 2028.

At the 2019 AGM, shareholders approved a new Long Term Incentive Plan ("LTIP 2019"), which replaces Option Plan 2013 for all future grants. The implementation of LTIP 2019 followed a review by Remco (with the assistance of Deloitte) of the Company's remuneration policy for senior employees and directors of the Company to ensure it continued to support the Company's strategic objectives and aligned with external views on executive compensation. Awards to employees under LTIP 2019 are ordinarily in the form of performance-based shares ("conditional shares") with an upper limit on the market value of such conditional shares of 150% of base salary applicable in any year for an employee or Executive Director of the Group, with the possibility of up to 200% of base salary if the Board determines that exceptional circumstances exist. For flexibility, LTIP 2019 also includes the ability to make awards of share options, with the expectation that any such awards will be on an infrequent basis and will be principally focused on a small number of the Group's executive management team. NEDs are not eligible to receive share option or performance-based share awards under LTIP 2019. LTIP 2019 also contains provisions for the issue of conditional shares to facilitate the recruitment of senior management. In aggregate, in any ten-year period, the number of shares which may be in issue under the LTIP 2019 (and Option Plan 2013) by the Company may not exceed 10% of the issued ordinary share capital of the Company from time to time. Remco has determined that Mr. O'Leary will not be eligible to participate in LTIP 2019 grants until after the vesting period for his 2019 share options grant has elapsed.

The aggregate of 16.2m Ordinary Shares that would be issuable upon exercise in full of the options that were outstanding as of March 31, 2025 under Option Plan 2013 represent approximately 1.5% of the issued share capital of Ryanair Holdings as of such date. Of such total, options in respect of an aggregate of 10.2m Ordinary Shares were held by the Directors and Executive Officers of Ryanair Holdings. Only 0.2m of total options outstanding at March 31, 2025 had vested. For further information, see Notes 14 and 18 to the consolidated financial statements included herein.

Remco (as a management retention tool) has granted (as yet unvested) conditional shares (approximately 1.5m in aggregate) under LTIP 2019 to over 80 managers (excluding the Group CEO and NEDs) in FY23 and FY24. The market value of such grants ranged between approximately 20% and 100% of base salary for participants (at the lower end of potential allocations). These conditional shares have a 3-year vesting period, with at least a 2-year hold period for certain senior managers, and will only vest in their entirety if (i) ambitious cumulative Group traffic targets (50% weighting) are achieved over the 3-year vesting period; (ii) Ryanair's Total Shareholder Return (30% weighting) outperforms a peer group including Air France/KLM, EasyJet, IAG, Southwest Airlines & Wizz over the 3-year vesting period; (iii) Ryanair's CDP environmental protection score (20% weighting) improves from a "B" rating to an "A-" or better rating over the 3-year vesting period; (iv) participants sign a 12-month non-compete clause; and (v) participants continue to be employed by the Ryanair Group for a period of approximately 3 years from the date of grant. In FY24, 9 of the existing NEDs were granted 3,984 ordinary shares each under LTIP 2019 and in FY25, 12 of the existing NEDs were granted 2,501 ordinary shares each under LTIP 2019. These grants are not subject to performance targets, vest at the end of May 2026 and May 2028, respectively, and further align NED interests with those of long-term Shareholders.

The Board may decide, at any time prior to the vesting of the LTIP awards, to impose further conditions on the awards and/or reduce the award (malus) or, in respect of awards to directors or executives, recover value from the participant following the vesting of an award (clawback). Further, the Board adopted an additional clawback policy in accordance with the new NASDAQ clawback rules as approved by the Securities and Exchange Commission, effective November 30, 2023. This policy has been acknowledged and accepted by Ryanair's executive officers.

ARTICLES OF ASSOCIATION

The following is a summary of certain provisions of the Articles of Association of Ryanair Holdings. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Articles.

Objects. Ryanair Holdings' objects, which are detailed in its Articles, are broad and include carrying on business as an investment and holding company. Ryanair Holdings' Irish company registration number is 249885.

Directors. Subject to certain exceptions, Directors may not vote on matters in which they have a material interest. The ordinary remuneration of the Directors is determined from time to time by ordinary resolutions of the shareholders. Any Director who holds any executive office, serves on any committee or otherwise performs services, which, in the opinion of the Directors, are outside the scope of the ordinary duties of a Director, may be paid such extra remuneration as the Directors may determine. The Directors may exercise all the powers of the Company to borrow money. The Directors are not required to retire at any particular age. There is no requirement for Directors to hold shares. The Articles of Association provide that one-third of the Directors (rounded down to the next whole number if it is a fractional number) retire and offer themselves for re-election at each annual general meeting of the Company. However, in compliance with the requirements of the UK Corporate Governance Code, all Directors retire and present themselves for re-election by the shareholders annually. All of the shareholders entitled to attend and vote at the annual general meeting of the Company may vote on the re-election of Directors.

General Meetings. Annual and extraordinary general meetings are called upon 21 days' advance notice. All Ryanair shareholders who are entitled to attend, speak and vote at general meetings of the Company may appoint proxies electronically to attend, speak, ask questions and vote on behalf of them at general meetings. All holders of Ordinary Shares are entitled to attend, speak and vote at general meetings of the Company, subject to limitations described under "—Limitations on the Right to Own Shares" and "Item 10. Additional Information—Limitations on Share Ownership by Non-EU Nationals".

Rights, Preferences and Dividends Attaching to Shares. The Company has only three classes of shares, Ordinary Shares with a par value of 0.600 euro cent per share, B Shares with a nominal value of 0.050 cent per share and Deferred Shares with a nominal value of 0.050 cent per share. The B Shares and the Deferred Shares were created at an EGM of the Company held on October 22, 2015 in connection with a return of value to shareholders arising from the sale of the Company's shareholding in Aer Lingus plc, and no such shares remain in issue. Accordingly, the Ordinary Shares currently represent the only class of shares in issue and rank equally with respect to payment of dividends and on any winding-up of the Company. Any dividend, interest or other sum payable to a shareholder that remains unclaimed for one year after having been declared may be invested by the Directors for the benefit of the Company until claimed. If the Directors so resolve, any dividend which has remained unclaimed for 12 years from the date of its declaration shall be forfeited and cease to remain owing by the Company. The Company is permitted under its Articles to issue redeemable shares on such terms and in such manner as the Company may, by special resolution, determine. The Ordinary Shares currently in issue are not redeemable. The liability of shareholders to invest additional capital is limited to the amounts remaining unpaid on the shares held by them. There are no sinking fund provisions in the Articles of the Company.

Action Necessary to Change the Rights of Shareholders. The rights attaching to shares in the Company may be varied by special resolutions passed at meetings of the shareholders of the Company.

Limitations on the Rights to Own Shares. The Articles contain detailed provisions enabling the Directors of the Company to limit the number of shares in which non-EU nationals have an interest or the exercise by non-EU nationals of rights attaching to shares. See "—Limitations on Share Ownership by Non-EU Nationals" below. Such powers may be exercised by the Directors if they are of the view that any license, consent, permit or privilege of the Company or any of its subsidiaries that enables it to operate an air service may be refused, withheld, suspended or revoked or have conditions attached to it that inhibit its exercise and the exercise of the powers referred to above could prevent such an occurrence. The exercise of such powers could result in non-EU holders of shares being prevented from attending, speaking or voting at general meetings of the Company and/or being required to dispose of shares held by them to EU nationals.

Disclosure of Share Ownership. Under Irish law, the Company can require parties to disclose their interests in shares. The Articles of the Company provide that the Directors will not register any person as a holder of shares unless such person has completed a declaration indicating his/her nationality and the nature and extent of any interest which he/she holds in Ordinary Shares. See, also "—Limitations on Share Ownership by non-EU nationals" below. Under Irish law, if a party acquires or disposes of Ordinary Shares so as to bring his interest above or below 3% of the total voting rights of the Company, and every whole percentage thereafter up to 100%, he must notify the Company and the Central Bank of Ireland. The Company must disclose any notification it receives through the regulatory announcement service of Euronext Dublin.

Other Provisions of the Articles of Association. There are no provisions in the Articles:

(i) delaying or prohibiting a change in the control of the Company, but which operate only with respect to a merger, acquisition or corporate restructuring;

(ii) discriminating against any existing or prospective holder of shares as a result of such shareholder owning a substantial number of shares; or

(iii) governing changes in capital,

in each case, where such provisions are more stringent than those required by law.

MATERIAL CONTRACTS

In September 2014, the Group entered into an agreement with The Boeing Company to purchase up to 200 Boeing 737-8200 aircraft (100 firm orders and 100 aircraft subject to option), over a five-year period originally due to commence in FY20 (the "2014 Boeing Contract"). This agreement was approved by shareholders at an EGM of the Company in November 2014. Subsequently, the Group agreed to purchase an additional 10 Boeing 737-8200 aircraft bringing the total number of Boeing 737-8200 aircraft on order to 210 (assuming all options are exercised). In April 2018, the Company announced that it had converted 25 Boeing 737-8200 options into firm orders bringing the Company's firm order to 135 Boeing 737-8200s with a further 75 options remaining. In December 2020, Ryanair increased its firm orders from 135 to 210 aircraft. The value of the 210 Boeing 737-8200 aircraft under the 2014 Boeing Contract is approximately U.S.$9.6bn at standard list price of U.S.$102.5m per aircraft (net of basic credits and reflective of price escalation over the originally scheduled delivery timeframe). The first Boeing 737-8200 aircraft was delivered to Ryanair in June 2021 and the Group had 176 of these aircraft in its fleet at March 31, 2025.

In May 2023, the Group entered into an agreement with The Boeing Company to purchase up to 300 new Boeing 737 MAX-10 aircraft (150 firm orders and 150 aircraft subject to option) from calendar 2027 to 2033 (inclusive). This agreement was approved by shareholders at the Company's AGM in September 2023. The value of the 150 firm Boeing 737 MAX-10 aircraft under the 2023 Boeing Contract is over U.S.$10.6bn at standard list price of U.S.$135m per aircraft (net of basic credits and reflective of price escalation over the originally scheduled delivery timeframe).

EXCHANGE CONTROLS

Except as indicated below, there are no restrictions on non-residents of Ireland dealing in Irish securities (including shares or depositary receipts of Irish companies such as the Company). Dividends and redemption proceeds also continue to be freely transferable to non-resident holders of such securities.

It is an offence under Irish law (pursuant to various statutory instruments) to transfer funds or make funds or economic resources available, directly or indirectly to any person or entity in contravention of Irish, EU or United Nations sanctions or to otherwise contravene Irish, EU or United Nations sanctions. Any transfer of, or payment in respect of, securities (including shares or ADSs) involving a person or entity that is currently the subject of Irish, EU or United Nations sanctions or any person or entity controlled by any of the foregoing, or any person acting on behalf of the foregoing, may be subject to restrictions pursuant to such sanctions as implemented into Irish law.

Under the Financial Transfers Act 1992 (the "1992 Act"), the Minister for Finance of Ireland may make provision for the restriction of financial transfers between Ireland and other countries. Financial transfers are broadly defined, and the acquisition or disposal of the ADRs, which represent shares issued by an Irish incorporated company, the acquisition or the disposal of Ordinary Shares and associated payments may fall within this definition. Dividends or payments on the redemption or purchase of shares and payments on the liquidation of an Irish-incorporated company would fall within this definition.

The 1992 Act and underlying EU regulations prohibit financial transfers with certain persons and entities listed in the EU Consolidated Financial Sanctions List and United Nations Security Council Consolidated List, without the prior permission of the Central Bank of Ireland.

See "Risk Factors—Risks Related to the Company" in relation to the risks associated with Irish exchange controls or orders under the 1992 Act or United Nations sanctions implemented into Irish law.

LIMITATIONS ON SHARE OWNERSHIP BY NON-EU NATIONALS

The Board of Directors of Ryanair Holdings is given certain powers under the Articles to take action to ensure that the number of Ordinary Shares held in Ryanair Holdings by non-EU nationals does not reach a level which could jeopardize the Company's entitlement to continue to hold or enjoy the benefit of any license, permit, consent or privilege which it holds or enjoys, and which enables it to carry on business as an air carrier (a "License"). In particular, EU Regulation 1008/2008 requires that, in order to obtain and retain an operating license, an EU air carrier must be majority-owned and effectively controlled by EU nationals.

In accordance with its Articles, Ryanair Holdings maintains a separate register (the "Separate Register") of Ordinary Shares in which non-EU nationals, whether individuals, bodies corporate or other entities, have an interest (such shares are referred to as "Affected Shares" in the Articles). Interest in this context is widely defined and includes any interest held through ADSs, through Belgian law rights in the Euroclear Bank settlement system, or through CREST Depositary Interests, in each case in the Ordinary Shares of Ryanair Holdings underlying the relevant ADSs, Belgian law rights or CREST Depositary Interests. The Directors can require relevant parties to provide them with information to enable a determination to be made by the Directors as to whether Ordinary Shares are, or are to be treated as, Affected Shares. If such information is not available or forthcoming or is unsatisfactory then the Directors can, at their discretion, determine that Ordinary Shares are to be treated as Affected Shares. Registered holders of Ordinary Shares are also obliged to notify the Company if they are aware that any Ordinary Share which they hold ought to be treated as an Affected Share for this purpose. With regard to ADSs, the Directors can treat all of the relevant shares represented thereby as Affected Shares unless satisfactory evidence as to why they should not be so treated is forthcoming.

In the event that, inter alia, (i) the refusal, withholding, suspension or revocation of any License or the imposition of any condition which materially inhibits the exercise of any License (an "Intervening Act") has taken place, (ii) the Company (or any subsidiary) receives a notice or direction from any governmental body or any other body which regulates the provision of air transport services to the effect that an Intervening Act is imminent, threatened or intended, (iii) an Intervening Act may occur as a consequence of the level of non-EU ownership of Ordinary Shares or (iv) an Intervening Act is imminent, threatened or intended because of the manner of share ownership or control of Ryanair Holdings generally, the Directors can take action pursuant to the Articles to deal with the situation. They can, inter alia, (i) remove any Directors or change the chairman of the Board of Directors, (ii) identify those Ordinary Shares, ADSs or Affected Shares which give rise to the need to take action and treat such Ordinary Shares, ADSs, or Affected Shares as Restricted Shares (see below) or (iii) set a "Permitted Maximum" on the number of Affected Shares that are not subject to any restrictions under Article 41 which may subsist at any time (which may not, save in the circumstances referred to below, be lower than 40% of the total number of issued shares) and treat any Affected Shares (or ADSs representing such Affected Shares) in excess of this Permitted Maximum as Restricted Shares (see below).

In addition to the above, if as a consequence of a change of law or a direction, notice or requirement of any state, authority or person it is necessary to reduce the total number of Affected Shares below 40% or reduce the number of Affected Shares held by any particular shareholder or shareholders in order to overcome, prevent or avoid an Intervening Act, the Directors may resolve to (i) set the Permitted Maximum at such level below 40% as they consider necessary in order to overcome, prevent or avoid such Intervening Act, and/or (ii) treat such number of Affected Shares (or ADSs representing Affected Shares) held by any particular shareholder or shareholders as they consider necessary (which could include all of such Affected Shares or ADSs) as Restricted Shares (see below). The Directors may serve a Restricted Share Notice in respect of any Affected Share, or any ADR evidencing any ADS, which is to be treated as a Restricted Share. Holders of Restricted Shares may be deprived of the rights to attend, vote and speak at general meetings, which they would otherwise have as a consequence of holding such Ordinary Shares or ADSs. Holders of Restricted Shares may also be required to dispose of the Ordinary Shares or ADSs concerned to an EU national (so that the relevant shares (or shares underlying the relevant ADSs) will then cease to be Affected Shares) within 21 days or such longer period as the Directors may determine. The Directors are also given the power to transfer and sell such Restricted Shares, themselves, in cases of non-compliance with the Restricted Share Notice.

To enable the Directors to identify Affected Shares, transferees of Ordinary Shares are generally required to provide a declaration as to the nationality of persons having interests in those shares. Shareholders are also obliged to notify Ryanair Holdings if they are aware that any shares which they hold ought to be treated as Affected Shares for this purpose. Purchasers or transferees of ADSs need not complete a nationality declaration because the Directors automatically treat all of the Ordinary Shares held by the Depositary as Affected Shares. ADS holders must open ADR accounts directly with the Depositary if they wish to provide to Ryanair Holdings nationality declarations (or such other evidence as the Directors may require) in order to establish to the Directors' satisfaction that the Ordinary Shares underlying such holder's ADSs are not Affected Shares. Holders of interests in Ordinary Shares through Belgian law rights in the Euroclear system or CREST Depositary Interests in the CREST system must complete a nationality declaration in accordance with the processes and procedures of Euroclear Bank and Euroclear UK & International respectively.

In deciding which Affected Shares are to be selected as Restricted Shares, the Directors may take into account which Affected Shares have given rise to the necessity to take action. Subject to that they will, insofar as practicable, firstly view as Restricted Shares those Affected Shares in respect of which no declaration as to whether or not such shares are Affected Shares has been made by the holder thereof and where information which has been requested by the Directors in accordance with the Articles has not been provided within specified time periods and, secondly, have regard to the chronological order in which details of Affected Shares have been entered in the Separate Register and, accordingly, treat the most recently registered Affected Shares as Restricted Shares to the extent necessary. Transfers of Affected Shares to Affiliates (as that expression is defined in the Articles) will not affect the chronological order of entry in the Separate Register for this purpose. The Directors do however have the discretion to apply another basis of selection if, in their sole opinion, that would be more equitable. Where the Directors have resolved to treat Affected Shares held by any particular shareholder or shareholders as Restricted Shares (i) because such Affected Shares have given rise to the need to take such action or (ii) because of a change of law or a requirement or direction of a regulatory authority necessitating such action (see above), such powers may be exercised irrespective of the date upon which such Affected Shares were entered in the Separate Register.

The Permitted Maximum is currently set at 49.9%. This maximum level refers to Affected Shares that are not subject to any restrictions under Article 41. Consequently, following the Company's decision to disapply voting rights in respect of all Affected Shares (i.e. non-EU held Ordinary Shares and ADSs) from January 1, 2021, the Permitted Maximum is not currently a relevant constraint. The Permitted Maximum can be reduced at any time if it becomes necessary for the Directors to exercise their powers in the circumstances described above. The decision to make any such reduction or to change the Permitted Maximum from time to time will be published in at least one national newspaper in Ireland and in any country in which the Ordinary Shares or ADSs are listed. The relevant notice will specify the provisions of the Articles that apply to Restricted Shares and the name of the person or persons who will answer queries relating to Restricted Shares on behalf of Ryanair Holdings. The Directors shall publish information as to the number of shares held by EU nationals annually.

In an effort to increase the percentage of its share capital held by EU nationals, on June 26, 2001, Ryanair Holdings instructed the Depositary to suspend the issuance of new ADSs in exchange for the deposit of Ordinary Shares until further notice to its shareholders. Holders of Ordinary Shares cannot convert their Ordinary Shares into ADSs during such suspension, and there can be no assurance that the suspension will ever be lifted. As a further measure to increase the percentage of Ordinary Shares held by EU nationals, on February 7, 2002, the Company issued a notice to shareholders to the effect that any purchase of interests in Ordinary Shares by a non-EU national after such date will immediately result in the issue of a Restricted Share Notice to such non-EU national purchaser. The Restricted Share Notice compelled non-EU national purchaser to sell the interests in Affected Shares to an EU national within 21 days of the date of issuance. In the event that any such non-EU national shareholder did not sell its interests in Ordinary Shares to an EU national within the specified time period, the Company could then compel such a sale. As a result, non-EU nationals were effectively barred from purchasing Ordinary Shares for as long as these restrictions remained in place.

In order to protect the operating licenses held by the Company's EU airlines and ensure that the Company (and its subsidiary EU airlines) remain majority EU owned and controlled in the event of a no-deal or "hard" Brexit, on March 8, 2019 the Board resolved that with effect from the date on which UK nationals cease to qualify as nationals of Member States for the purposes of Article 4 of EU Regulation 1008/2008 all Ordinary Shares and ADSs held by or on behalf of non-EU (including UK) nationals would be treated as Restricted Shares. Restricted Share Notices were issued to the registered holder(s) of each Restricted Share specifying that the holder(s) of such shares are not entitled to attend, speak or vote at any general meeting of the Company for so long as those shares are treated as Restricted Shares pursuant to Article 41(J)(i) of the Articles of Association. Notwithstanding the powers vested in the chairman of general meetings of the Company pursuant to Article 41(J)(i) of the Articles of Association, the Company confirmed that the chairman will not vote any Restricted Shares at any meeting of the Company. UK nationals were not required to dispose of Ordinary Shares which they purchased prior to January 1, 2021.

In December 2021, the Company delisted from the London Stock Exchange ("LSE"). Trading on the LSE as a percentage of overall trading volume in Ryanair's Ordinary Shares reduced materially during 2021 such that the volume no longer justified the costs related to such listing and admission to trading. Moreover, delisting from the LSE consolidated trading liquidity to one regulated market in Europe for the benefit of all shareholders.

As an additional measure to manage the Company's EU nationality requirements, at the EGM held on April 19, 2012 the Company obtained a repurchase authority to enable the repurchase of ADSs for up to 5% of the issued share capital of the Company traded on Nasdaq. This authority (which in 2017 was increased to 10%, and in 2024 was increased to 15%, of the issued share capital of the Company traded on Nasdaq) was renewed at each subsequent Annual General Meeting up to and including the September 2024 meeting.

On September 12, 2024 the Company announced that, in anticipation of reaching the threshold of 50% of issued share capital being held by EU nationals, the Company would undertake a review of its ownership and control restrictions, including engagement with investors and regulators, with a view to potentially varying the current approach in a manner that continues to ensure compliance with EU Regulation 1008/2008 (the "O&C Review").

The Company announced on March 7, 2025 that the O&C Review had been completed and that the Board had resolved that it is in the best interest of the Company and shareholders as a whole to:

1) discontinue the purchase restrictions with immediate effect;

2) continue to apply the voting restrictions in respect of all Ordinary Shares and Depositary Shares held by or on behalf of non-EU nationals (including UK nationals);

3) update the market as appropriate on the proportion of the Company's issued share capital held by EU nationals; and

4) if required, reintroduce the purchase restrictions at an appropriate time to ensure that the proportion of the Company's issued share capital held by EU nationals is at least 20%.

The Company also confirmed on March 7, 2025 that for the avoidance of doubt:

– both EU and non-EU nationals can now invest in the Company via Ordinary Shares listed on Euronext Dublin and/or ADSs listed on Nasdaq;

– those who have received Restricted Share Notices which require them to dispose of their Restricted Shares were no longer required to comply with such disposal instructions;

– the voting restrictions will continue to apply until such time as the Board of the Company determines that it is possible to vary or remove such restrictions without there being any risk to the airline licenses held by the Company's subsidiaries pursuant to EU Regulation 1008/2008;

– notwithstanding the powers vested in the chairman of general meetings of the Company pursuant to Article 41(J)(i) of the Articles of Association, the chairman will not vote any Restricted Shares at any meeting of the Company; and

– the Board shall retain its ability to utilize all of the powers available under the Company's Articles of Association in the face of any risk to the airline licenses held by the Company's subsidiaries pursuant to EU Regulation 1008/2008.

Concerns about the foreign ownership restrictions described above could result in the exclusion of Ryanair from certain stock tracking indices. Any such exclusion may adversely affect the market price of the Ordinary Shares and ADSs. See also "Item 3. Key Information—Risk Factors–Risks Related to Ownership of the Company's Ordinary Shares or ADSs—EU Rules impose restrictions on the ownership of Ryanair Holdings' Ordinary Shares by Non-EU nationals" above.

At the Company's financial year end (March 31, 2025) 47% of its issued share capital was held by EU nationals. As a result of the measures introduced by the Company on January 1, 2021 to ensure compliance with EU ownership and control requirements applicable to its EU airline subsidiaries, EU nationals are entitled to exercise 100% of the voting rights in Ryanair Holdings PLC.

TAXATION

Irish Tax Considerations

The following is a discussion of certain Irish tax consequences of the purchase, ownership and disposition of Ordinary Shares or ADRs. This discussion is based upon tax laws and practice of Ireland at the date of this document, which are subject to change, possibly with retroactive effect. Particular rules may apply to certain classes of taxpayers (such as dealers in securities) and this discussion does not purport to deal with the tax consequences of purchase, ownership or disposition of the relevant securities for all categories of investors.

The discussion is intended only as a general guide based on current Irish law and practice and is not intended to be, nor should it be considered to be, legal or tax advice to any particular investor or stockholder. Accordingly, current stockholders or potential investors should satisfy themselves as to the overall tax consequences by consulting their own tax advisers.

Dividends. If Ryanair Holdings plc pays dividends or makes other relevant distributions, the following is relevant:

Withholding Tax. Unless exempted, a withholding tax (currently 25%) will apply to dividends or other relevant distributions paid by an Irish resident company. The withholding tax requirement will not apply to distributions paid to certain categories of Irish resident stockholders or to distributions paid to certain categories of non-resident stockholders.

The following Irish resident stockholders, inter-alia, are exempt from withholding if they make to the Company, in advance of payment of any relevant distribution, an appropriate declaration of entitlement to exemption:

- Irish resident companies;
- Pension schemes approved by the Irish Revenue Commissioners ("Irish Revenue");
- Qualifying fund managers or qualifying savings managers in relation to approved retirement funds ("ARF"s) or approved minimum retirement funds ("AMRF"s);
- Personal Retirement Savings Account ("PRSA") administrators who receive the relevant distribution as income arising in respect of PRSA assets;
- A pan-European Personal Pension Product ("PEPP") provider who is receiving the relevant distribution as income arising in respect of PEPP assets;
- Qualifying employee share ownership trusts;
- Collective investment undertakings;
- Tax-exempt charities;
- Designated brokers receiving the distribution for special portfolio investment accounts;
- Any person who is entitled to exemption from income tax under Schedule F on dividends in respect of an investment in whole or in part of payments received in respect of a civil action or from the Personal Injuries Assessment Board for damages in respect of mental or physical infirmity;
- Certain qualifying trusts established for the benefit of an incapacitated individual and/or persons in receipt of income from such a qualifying trust;
- Any person entitled to exemption to income tax under Schedule F by virtue of Section 192(2) Taxes Consolidation Act ("TCA") 1997;
- Unit trusts to which Section 731(5)(a) TCA 1997 applies; and
- Certain Irish Revenue-approved amateur and athletic sport bodies.

The following non-resident stockholders are exempt from withholding if they make to the Company, in advance of payment of any dividend, an appropriate declaration of entitlement to exemption:

- Persons (other than a company) who (i) are neither resident nor ordinarily resident in Ireland and (ii) are resident for tax purposes in (a) a country which has signed a Double Taxation Agreement with Ireland (a "tax treaty country") or (b) an EU member state other than Ireland;
- Companies not resident in Ireland which are resident in an EU member state or a tax treaty country, by virtue of the law of an EU member state or a tax treaty country and are not controlled, directly or indirectly, by an Irish resident or Irish residents;
- Companies not resident in Ireland which are directly or indirectly controlled by a person or persons who are, by virtue of the law of a tax treaty country or an EU member state, resident for tax purposes in a tax treaty country or an EU member state other than Ireland and which are not controlled directly or indirectly by persons who are not resident for tax purposes in a tax treaty country or EU member state;
- Companies not resident in Ireland the principal class of shares of which is substantially and regularly traded on a recognized stock exchange in a tax treaty country or an EU member state including Ireland or on an approved stock exchange; or
- Companies not resident in Ireland that are 75% subsidiaries of a single company, or are wholly owned by two or more companies, in either case the principal classes of shares of which is or are substantially and regularly traded on a recognized stock exchange in a tax treaty country or an EU member state including Ireland or on an approved stock exchange.

In the case of an individual non-resident stockholder resident in an EU member state or tax treaty country, the declaration must be accompanied by a current certificate of tax residence from the tax authorities in the stockholder's country of residence. In the case of both an individual and corporate non-resident stockholder resident in an EU member state or tax treaty country, the declaration also must contain an undertaking by the individual or corporate non-resident stockholder that he, she or it will advise the Company accordingly if he, she or it ceases to meet the conditions to be entitled to the DWT exemption. No declaration is required if the stockholder is a 5% parent company in another EU member state in accordance with section 831 TCA 1997. Neither is a declaration required on the payment by a company resident in Ireland to another company so resident if the company making the dividend is a 51% subsidiary of that other company.

The Irish Department of Finance had sought to introduce a Dividend Withholding Tax Real-Time Reporting system from January 2021. Under this system, Irish resident companies would be required to obtain tax reference numbers from shareholders in advance of making a distribution. A public consultation process between stakeholders, shareholders and representative bodies with the Irish Revenue Commissioners ran between October 2019 and March 2020, the outcomes of which have yet to be published. One of the main areas of concern raised was regarding the practicality of managing such a system in respect of listed companies who have a large and diverse base of international investors. In May 2020, having regard to the scale of the challenge facing the industry in preparing for the transfer of the Irish equities market to a new settlement system by March 2021, and business challenges and disruption caused by the Covid-19 pandemic, the Irish Revenue Commissioners postponed the planned introduction of the Real-Time Reporting System from January 2021 until an undefined later date. In March 2021 Irish Revenue stated that they will engage with stakeholders in advance of the resumption of the change management program and will ensure that adequate time is allocated to the delivery of any development work associated with Dividend Withholding Tax real-time reporting. Irish Revenue have not made any further statements on the issue.

American Depositary Receipts. Special arrangements with regard to the dividend withholding tax obligation apply in the case of Irish companies using ADRs through U.S. depositary banks that have been authorized by the Irish Revenue. Such banks, which receive dividends from the Company and pass them on to the U.S. ADR holders beneficially entitled to such dividends, will be allowed to receive and pass on the gross dividends (i.e., before withholding) based on an "address system" where the recorded addresses of such holder, as listed in the depositary bank's register of depositary receipts, is in the United States.

Taxation on Dividends. Companies' resident in Ireland other than those taxable on receipt of dividends as trading income are exempt from corporation tax on distributions received on Ordinary Shares from other Irish resident companies. Stockholders that are "close" companies for Irish taxation purposes may, however, be subject to a corporation tax surcharge (currently 20%) on undistributed investment income.

Individual stockholders who are resident or ordinarily resident in Ireland are subject to income tax on the gross dividend at their marginal tax rate but are entitled to a credit for the tax withheld by the Company paying the dividend. The dividend will also be subject to the universal social charge. An individual stockholder who is not liable or not fully liable for income tax by reason of exemption or otherwise may be entitled to receive an appropriate refund of tax withheld. A charge to Irish social security taxes can also arise for such individuals on the amount of any dividend received from the Company.

Except in certain circumstances, a person who is neither resident nor ordinarily resident in Ireland and is entitled to receive dividends without deductions is not liable for Irish tax on the dividends. Where a person who is neither resident nor ordinarily resident in Ireland is subject to withholding tax on the dividend received due to not benefiting from any exemption from such withholding, the amount of that withholding will generally satisfy such person's liability for Irish tax, however individual shareholders should confirm this with their own tax adviser.

Capital Gains Tax. A person who is either resident or ordinarily resident in Ireland will generally be liable for Irish capital gains tax on any gain realized on the disposal of the Ordinary Shares or ADRs. The current capital gains tax rate is 33%. A person who is neither resident nor ordinarily resident in Ireland and who does not carry on a trade in Ireland through a branch or agency will not be subject to Irish capital gains tax on the disposal of the Ordinary Shares or ADRs.

Irish Capital Acquisitions Tax. A gift or inheritance of the Ordinary Shares or ADRs will be within the charge to Irish Capital Acquisitions Tax ("CAT") notwithstanding that the donor or the donee / successor in relation to such gift or inheritance is resident outside Ireland. CAT is charged at a rate of 33% above a tax-free threshold. This tax-free threshold is determined by the amount of the current benefit and of previous benefits taken since December 1991, as relevant, within the charge to CAT and the relationship between the donor and the successor or donee. Gifts and inheritances between spouses (and in certain cases former spouses) are not subject to CAT.

In a case where an inheritance or gift of the Ordinary Shares or ADRs is subject to both Irish CAT and foreign tax of a similar character, the foreign tax paid may in certain circumstances be credited in whole or in part against the Irish tax.

Irish Stamp Duty. It is assumed for the purposes of this paragraph that ADRs are dealt in on a recognized stock exchange in the United States (the NASDAQ being a recognized stock exchange in the United States for this purpose). Under current Irish law, no stamp duty will be payable on the acquisition of ADRs by persons purchasing such ADRs or on any subsequent transfer of ADRs. A transfer of Ordinary Shares (including transfers effected through a securities settlement system) wherever executed and whether on sale, in contemplation of a sale or by way of a gift, will be subject to duty at the rate of 1% of the consideration given or, in the case of a gift or if the purchase price is inadequate or unascertainable, on the market value of the Ordinary Shares. Transfers of Ordinary Shares that are not liable for duty at the rate of 1% (e.g., transfers under which there is no change in beneficial ownership) may be subject to a fixed duty of €12.50.

The Irish Revenue treats a conversion of Ordinary Shares to ADRs made in contemplation of a sale or a change in beneficial ownership (under Irish law) as an event subject to stamp duty at a rate of 1%. The Irish Revenue has indicated that a re-conversion of ADRs to Ordinary Shares made in contemplation of a sale or a change in beneficial ownership (under Irish law) will not be subject to a stamp duty. However, the subsequent sale of the re-converted Ordinary Shares may give rise to Irish stamp duty at the 1% rate. If the transfer of the Ordinary Shares is a transfer under which there is no change in the beneficial ownership (under Irish law) of the Ordinary Shares being transferred, nominal stamp duty only may be payable on the transfer. Under Irish law, it is not clear whether the mere deposit of Ordinary Shares for ADRs or ADRs for Ordinary Shares would be deemed to constitute a change in beneficial ownership. Accordingly, it is possible that holders would be subject to stamp duty at the 1% rate when merely depositing Ordinary Shares for ADRs or ADRs for Ordinary Shares and, consequently, the Depositary reserves the right in such circumstances to require payment of stamp duty at the rate of 1% from the holders.

The person accountable for payment of stamp duty is the transferee or, in the case of a transfer by way of a gift or for a consideration less than the market value, all parties to the transfer. Stamp duty is normally payable within 30 days after the date of execution of the transfer, although the Irish e-Stamping system allows for 44 days. Late or inadequate payment of stamp duty will result in liability for interest, penalties, and fines.

United States Federal Income Tax Considerations

The following is a summary of certain U.S. federal income tax considerations relating to the purchase, ownership and disposition of Ordinary Shares or ADRs by a beneficial owner of the Ordinary Shares or ADRs who is a citizen or resident of the United States, a U.S. domestic corporation or otherwise subject to U.S. federal income tax on a net income basis in respect of the Ordinary Shares or the ADRs (a "U.S. Holder"). This summary does not purport to be tax advice or a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, hold, or dispose of the Ordinary Shares or the ADRs. In particular, the summary deals only with U.S. Holders that will hold Ordinary Shares or ADRs as capital assets and generally does not address the tax treatment of U.S. Holders that may be subject to special tax rules such as banks, regulated investment companies, insurance companies, tax-exempt organizations dealers in securities or currencies, partnerships or partners therein, entities subject to the branch profits tax, traders in securities electing to mark to market, persons that own 10% or more of the stock of the Company (measured by vote or value), persons whose "functional currency" is not U.S. dollars or persons that hold the Ordinary Shares or the ADRs as a synthetic security or as part of an integrated investment (including a "straddle" or hedge) consisting of the Ordinary Shares or the ADRs and one or more other positions. Moreover, this summary does not address state, local or foreign taxes, the U.S. federal estate and gift taxes, the Medicare contribution tax on net investment income of certain non-corporate U.S. Holders, or alternative minimum tax consequences of acquiring, holding or disposing of Ordinary Shares or ADSs.

This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change, possibly on a retroactive basis. In addition, this summary assumes the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

Holders of the Ordinary Shares or the ADRs should consult their own tax advisors as to the U.S. or other tax consequences of the purchase, ownership, and disposition of the Ordinary Shares or the ADRs in light of their particular circumstances, including, in particular, the effect of any foreign, state or local tax laws. For U.S. federal income tax purposes, holders of the ADRs generally will be treated as the beneficial owners of the Ordinary Shares represented by those ADRs.

Taxation of Dividends

The gross amount of any dividends (including any amount withheld in respect of Irish taxes) paid with respect to the Ordinary Shares, including Ordinary Shares represented by ADRs, will generally be includible in the taxable income of a U.S. Holder when the dividends are received by the holder, in the case of Ordinary Shares, or when received by the Depositary, in the case of ADRs. Such dividends will not be eligible for the "dividends received" deduction allowed to U.S. corporations in respect of dividends from a domestic corporation. Dividends paid in euro generally should be included in the income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day they are received by the holder, in the case of Ordinary Shares, or the Depositary, in the case of ADRs. U.S. Holders generally should not be required to recognize any foreign currency gain or loss to the extent such dividends paid in euro are converted into U.S. dollars immediately upon receipt.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to the Ordinary Shares or ADRs will be taxable at the preferential rates for "qualified dividends" if (i) the Company is eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service ("IRS") has approved for the purposes of the qualified dividend rules and (ii) the Company was not, in the year prior to the year in which the dividend is paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (a "PFIC"). The Convention between the Government of the United States of America and the Government of Ireland for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital Gains, dated as of July 28, 1999 (the "U.S.-Ireland Income Tax Treaty") has been approved for the purposes of the qualified dividend rules. Based on the Company's audited financial statements and relevant market data, the Company believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2023 and 2024 taxable years. In addition, based on the Company's audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market data, the Company does not expect to be a PFIC for its 2025 taxable year.

Dividends received by U.S. Holders generally will constitute foreign source and "passive category" income for U.S. foreign tax credit purposes. Subject to limitations under U.S. federal income tax law concerning credits or deductions for foreign taxes, any Irish taxes withheld at the appropriate rate from cash dividends on the Ordinary Shares or ADRs may be treated as a foreign income tax eligible for credit against a U.S. Holder's U.S. federal income tax liability (or at a U.S. Holder's election, may be deducted in computing taxable income if the U.S. Holder has elected to deduct all foreign income taxes for the taxable year). As a result of requirements adopted by the IRS in regulations promulgated in December 2021, Irish dividend withholding taxes generally will need to satisfy certain additional requirements in order for a credit to be allowed.

In the case of a U.S. Holder that either (i) is eligible for, and properly elects, the benefits of the U.S.-Ireland Income Tax Treaty, or (ii) consistently elects to apply a modified version of these rules under temporary guidance and complies with specific requirements set forth in such guidance, the Irish tax on dividends will be treated as meeting the requirements and therefore as a creditable tax. In the case of all other U.S. Holders, the application of these requirements to the Irish dividend withholding tax is uncertain and, accordingly, no assurance can be given that any Irish withholding tax will be creditable. If the Irish dividend withholding tax is not a creditable tax for a U.S. Holder or the U.S. Holder does not elect to claim a foreign tax credit for any foreign income taxes, the U.S. Holder may be able to deduct the Irish tax in computing such U.S. Holder's taxable income for U.S. federal income tax purposes. The temporary guidance discussed above also indicated that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. Given the added complexity of the U.S. foreign tax credit rules, U.S. Holders should consult their own tax advisors concerning the implications of these rules in light of their particular circumstances.

Distributions of Ordinary Shares that are made as part of a *pro rata* distribution to all stockholders generally should not be subject to U.S. federal income tax, unless the U.S. Holder has the right to receive cash or property instead, in which case the U.S. Holder will be treated as if it received cash equal to the fair market value of the distribution.

Taxation of Capital Gains

Upon a sale or other disposition of the Ordinary Shares or ADRs, U.S. Holders will recognize a gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized on the disposition and the U.S. Holder's tax basis, determined in U.S. dollars, in the Ordinary Shares or ADRs. Generally, such gains or losses will be capital gains or losses and will be long-term capital gains or losses if the Ordinary Shares or ADRs have been held for more than one year. Short-term capital gains are subject to U.S. federal income taxation at ordinary income rates, while long-term capital gains realized by a U.S. Holder that is an individual generally are subject to taxation at preferential rates. Gains realized by a U.S. Holder generally should constitute income from sources within the United States for foreign tax credit purposes and generally should constitute "passive category" income for such purposes. The deductibility of capital losses, in excess of capital gains, is subject to limitations.

Deposits and withdrawals of Ordinary Shares by U.S. Holders in exchange for ADRs should not result in the realization of gain or loss for U.S. federal income tax purposes.

Foreign Financial Asset Reporting

Certain U.S. Holders that own "specified foreign financial assets" with an aggregate value in excess of U.S.$50,000 on the last day of the taxable year or U.S.$75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on IRS Form 8938, with respect to such assets. "Specified foreign financial assets" include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. The understatement of income attributable to "specified foreign financial assets" in excess of U.S.$5,000 extends the statute of limitations with respect to the tax return to six years after the return was filed. U.S. Holders who fail to report the required information could be subject to substantial penalties. Holders are encouraged to consult with their own tax advisors regarding the possible application of these rules, including the application of the rules to their particular circumstances.

Information Reporting and Backup Withholding

Dividends paid on, and proceeds from, the sale or other disposition of the Ordinary Shares or ADRs that are made within the United States or through certain U.S. related financial intermediaries generally will be subject to information reporting and may also be subject to backup withholding unless the holder (i) provides a correct taxpayer identification number and certifies that it is not subject to backup withholding or (ii) otherwise establish an exemption from backup withholding. Backup withholding is not an additional tax. Any amounts withheld may be allowed as a refund or credit against a U.S. Holder's U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

DOCUMENTS ON DISPLAY

Copies of Ryanair Holdings' Articles may be examined at its registered office and principal place of business at Dublin Office, Airside Business Park, Swords, County Dublin, K67 NY94, Ireland and are also available on the Ryanair website.

Ryanair Holdings also files reports, including Annual Reports on Form 20-F, periodic reports on Form 6-K and other information, with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at its Public Reference Room at 100 F Street, N.E., Washington,

D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

Item 11. *Quantitative and Qualitative Disclosures About Market Risk*

GENERAL

Ryanair is exposed to market risks relating to fluctuations in commodity prices, carbon pricing, interest rates and currency exchange rates. The objective of financial risk management at Ryanair is to minimize the negative impact of commodity price, carbon pricing, interest rate and foreign exchange rate fluctuations on the Company's earnings, cash flows and equity.

To manage these risks, Ryanair uses various derivative financial instruments, including currency forwards, jet fuel forward swap contracts and carbon contracts. These derivative financial instruments are generally held to maturity and are not actively traded. The Company enters into these arrangements with the goal of hedging its operational and balance sheet risk. However, Ryanair's exposure to commodity price, carbon pricing, interest rate and currency exchange rate fluctuations cannot be neutralized completely.

In executing its risk management strategy, Ryanair currently enters into forward swap contracts for the purchase of some of the jet fuel (jet kerosene) and carbon forward contracts for some of the carbon allowances, that it expects to use. It also uses foreign currency forward contracts intended to reduce its exposure to risks related to foreign currencies, principally the U.S. dollar. In the past, Ryanair has entered into interest rate contracts with the objective of fixing certain borrowing costs and hedging principal repayments, however given the insignificant amount of debt held at floating interest rates, no such contracts were in place at March 31, 2025. Ryanair is also exposed to the risk that the counterparties to its derivative financial instruments may not be creditworthy. If a counterparty was to default on its obligations under any of the instruments described below, Ryanair's economic expectations when entering into these arrangements might not be achieved and its financial condition could be adversely affected. Transactions involving derivative financial instruments are also relatively illiquid as compared with those involving other kinds of financial instruments. It is Ryanair's policy not to enter into transactions involving financial derivatives for speculative purposes.

The following paragraphs describe Ryanair's exposure and hedging (where applicable) in relation to fuel, carbon, foreign currencies and interest rates, and analyze the sensitivity of the market value, earnings and cash flows of its financial instruments to hypothetical changes in commodity prices, carbon prices, interest rates and exchange rates as if these changes had occurred at March 31, 2025. The range of changes selected for this sensitivity analysis reflects Ryanair's view of the changes that are reasonably possible over a one-year period.

FUEL PRICE EXPOSURE AND HEDGING

Fuel costs constitute a substantial portion of Ryanair's operating expenses (approximately 42% and 45% of such expenses in FY25 and FY24, respectively). Fuel hedging is achieved via fuel forward swap contracts (and from time to time via fuel call options). In a fuel forward swap transaction Ryanair and a counterparty agree to exchange payments equal to the difference between a fixed price for a given quantity of jet fuel and the market price for such quantity of jet fuel at a given date in the future, with Ryanair receiving the amount of any excess of such market price over such fixed price and paying to the counterparty the amount of any deficit of such fixed price under such market price. In a fuel call option transaction, a counterparty provides Ryanair with the right, but not the obligation, to purchase a fixed price for a given quantity of jet fuel in exchange for the market price at a given date in the future.

Ryanair has historically entered into arrangements providing for substantial protection against fluctuations in fuel prices, generally through forward swap contracts covering periods of up to 12 to 18 months of anticipated jet fuel requirements. See "Item 3. Key Information—Risk Factors—Risks Related to the Company—Changes in fuel costs and availability affect the Company's results" for additional information on recent trends in fuel costs and the Company's related hedging activities, as well as certain associated risks. See also "Item 5. Operating and Financial Review and Prospects—FY25 compared with FY24—Fuel and oil." For FY25, Ryanair had entered into jet fuel forward swap contracts covering approximately 78% of fuel requirements (2024: 84%). As of March 31, 2025, the Company had entered into jet fuel forward swap contracts covering approximately 77% of its estimated requirements for the FY26 at prices equivalent to approximately U.S.$774 per metric ton and covering approximately 13% of its estimated requirements for the FY27 at prices equivalent to approximately U.S.$685 per metric ton. The Company has designated the fuel forward swap contracts as hedging instruments in a hedge relationship. The Company believes these hedges to be effective for hedge accounting purposes.

While these hedging strategies can cushion the impact on Ryanair of fuel price increases in the short term, in the medium to longer-term, such strategies cannot be expected to eliminate the impact on the Company of an increase in the market price of jet fuel. The unrealized gains or losses on outstanding forward swap contracts at March 31, 2025 and 2024, based on their fair values, amounted to a €201m loss and €190m gain (gross of tax), respectively. Based on Ryanair's fuel consumption for FY25, a change of U.S.$1.00 in the average annual price per metric ton of jet fuel (before the impact of derivatives) would have caused a change of approximately €1m in Ryanair's fuel costs. See "Item 3. Key Information—Risk Factors—Risks Related to the Company—Changes in fuel costs and availability affect the company's results."

Under IFRS, the Company's fuel forward swap contracts are treated as cash flow hedges of forecast fuel purchases for risks arising from the commodity price of fuel. The contracts are recorded at fair value in the balance sheet and are re-measured to fair value at the end of each fiscal period through equity to the extent effective, with any ineffectiveness recorded through the income statement. In FY25, the Company recorded a negative fair-value adjustment of €176m (net of tax), and in FY24, the Company recorded a positive fair-value adjustment of €166m (net of tax) within other comprehensive income in respect of jet fuel forward swap contracts.

CARBON EXPOSURE AND HEDGING

Ryanair engages in carbon hedging transactions in relation to obligations arising under the EU and UK Emission Trading Schemes. This hedging is achieved via forward contracts. As of March 31, 2025, the Company had entered into forward carbon hedging contracts covering approximately 85% of its estimated requirements for the FY26 at prices equivalent to approximately €64 per allowance respectively. The Company has designated the carbon forward contracts as hedging instruments in a hedge relationship. The Company believes these hedges to be effective for hedge accounting purposes.

While these hedging strategies can cushion the impact on Ryanair of carbon price increases in the short term, in the medium to longer-term, such strategies cannot be expected to eliminate the impact on the Company of an increase in carbon market prices. The unrealized loss on outstanding carbon forward agreements at March 31, 2025, based on their fair values, amounted to €4m. Based on Ryanair's ETS exposure for FY25, a change of €1.00 in the average ETS allowance price per CO_2 ton would have caused a change of approximately €10m in Ryanair's carbon costs.

In FY25, the Group recognized a cost associated with the purchase of carbon credits in the income statement within 'Fuel and oil' of approximately €822m (2024: €690m).

FOREIGN CURRENCY EXPOSURE AND HEDGING

In recent years, Ryanair's revenues have been denominated primarily in two currencies, the euro and the UK pound sterling. The euro and the UK pound sterling accounted for approximately 66% and 22%, respectively, of Ryanair's total revenues in FY25 (FY24: 67% and 22% respectively). As Ryanair reports its results in euro, the Company is not exposed to any material currency risk as a result of its euro-denominated activities. Ryanair's operating expenses are primarily euro, UK pounds sterling and U.S. dollars. Ryanair's operations can be subject to significant direct exchange rate risks between the euro and the U.S. dollar because a significant portion of its operating costs (particularly those related to fuel purchases) is incurred in U.S. dollars, while practically none of its revenues are denominated in U.S. dollars. Appreciation of the euro against the U.S. dollar positively impacts Ryanair's operating income because the euro equivalent of its U.S. dollar operating costs decreases, while depreciation of the euro against the U.S. dollar negatively impacts operating income. It is Ryanair's policy to hedge a significant portion of its exposure to fluctuations in the exchange rate between the U.S. dollar and the euro. From time to time, Ryanair hedges its operating cash flows in UK pound sterling. Ryanair may choose to sell surplus UK pound sterling cash flows for euro after satisfying its UK pound sterling obligations.

Hedging associated with the income statement. In FY25 and FY24, the Company entered into a series of forward contracts, principally euro/U.S. dollar forward contracts to hedge against variability in cash flows arising from market fluctuations in foreign exchange rates associated with its forecast fuel, maintenance and insurance costs. At March 31, 2025, the total unrealized gain relating to these contracts amounted to approximately €80m, compared to a €86m total unrealized gain at March 31, 2024.

Under IFRS, these foreign currency forward contracts are treated as cash flow hedges of forecast U.S. dollar purchases to address the risks arising from U.S. dollar exchange rates. The derivatives are recorded at fair value in the balance sheet and are re-measured to fair value at the end of each reporting period through equity to the extent effective, with ineffectiveness recorded through the income statement. Ryanair considers these hedges to be highly effective in offsetting variability in future cash flows arising from fluctuations in exchange rates, because the forward contracts are timed so as to match exactly the amount, currency and maturity date of the forecast foreign currency-denominated expense being hedged.

Hedging associated with the balance sheet. In prior years, the Company entered into a series of cross currency interest rate swaps to manage exposures to fluctuations in foreign exchange rates of U.S. dollar-denominated floating rate borrowings, together with managing the exposures to fluctuations in interest rates on these U.S. dollar-denominated floating rate borrowings. Cross currency interest rate swaps were primarily used to convert a portion of the Company's U.S. dollar-denominated debt to euro and floating rate interest exposures into fixed rate exposures and were set so as to match exactly the critical terms of the underlying debt being hedged (i.e. notional principal, interest rate settings, re-pricing dates). These cross currency interest rate swaps matured in FY24.

Hedging associated with capital expenditures. During FY25 and FY24, the Company also held a series of euro/U.S. dollar contracts to hedge against changes in the fair value of aircraft purchase commitments under the Boeing contracts and capital maintenance, which arise from fluctuations in the euro/U.S. dollar exchange rates. At March 31, 2025, the total unrealized gain relating to these contracts amounted to €7m, compared to €57m unrealized gain at March 31, 2024.

Under IFRS, the Company generally accounts for these contracts as cash flow hedges. Cash flow hedges are recorded at fair value in the balance sheet and are re-measured to fair value at the end of the financial period through equity to the extent effective, with any ineffectiveness recorded through the income statement. The Company has found these hedges to be highly effective in offsetting changes in the fair value of the aircraft purchase commitments arising from fluctuations in exchange rates because the forward exchange contracts are for the same amount, currency and maturity dates as the corresponding aircraft purchase commitments.

If the rate fell by 10% outstanding foreign currency-denominated financial assets and financial liabilities at March 31, 2025 would have a positive impact of €77m on the income statement (net of tax) (2024: €77m; 2023: €46m) and a negative impact of €63m on the income statement (net of tax) (2024: €63m; 2023: €38m) if the rate increased by 10%. The same movement of 10% in foreign currency exchange rates would have a positive €518m impact (net of tax) on equity if the rate fell by 10% and a negative €424m impact (net of tax) if the rate increased by 10% (2024: €501m positive or €410m negative; 2023: €677m positive or €544m negative).

INTEREST RATE EXPOSURE

In the past, Ryanair has entered into interest rate contracts with the objective of fixing certain borrowing costs and hedging principal repayments, however given the insignificant amount of debt held at floating interest rates, no such contracts were in place at March 31, 2025.

Interest rate risk. Based on the levels of and composition of year-end interest bearing assets and liabilities, including derivatives, at March 31, 2025, a plus one percentage point movement in interest rates would result in a respective increase of approximately €3m (net of tax) in net finance income (2024: increase in net finance expense of €42m; 2023: increase in net finance expense of €92m) and a minus one percentage point movement in interest rates would result in a respective decrease of approximately €53m in net finance income in the income statement (2024: decrease in net finance expense of €16m; 2023: decrease in net finance expense of €49m;) and a nil increase or decrease in equity (2024: nil 2023: nil).

Item 12. *Description of Securities Other than Equity Securities*

Ryanair's ADSs are traded on NASDAQ. During FY25, the Board approved a change to the ADS ratio so that one ADS is now equal to two Ordinary Shares, a 2:1 ratio (previously 5:1).

Holders of ADSs are required to pay certain fees and expenses. The table below sets forth the fees and expenses which holders of ADSs, under the deposit agreement between the Company, The Bank of New York Mellon and holders of ADSs, can be charged for or which can be deducted from dividends or other distributions on the deposited shares. The Company and The Bank of New York Mellon have also entered into a separate letter agreement, which has the effect of reducing some of the fees listed below.

Persons depositing or withdrawing ADSs must pay:	*For*:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs).	Issuance of ADSs, including issuances resulting from a distribution of common shares or rights or other property.
	Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates.
$0.015 (or less) per ADS.	Any cash distribution to the holder of the ADSs.
$0.02 (or less) per ADS per calendar year.	Depositary services.
A fee equivalent to the fee that would be payable if securities distributed to the holder of ADSs had been shares and the shares had been deposited for issuance of ADSs.	Distribution of securities distributed by the issuer to the holders of common securities, which are distributed by the depositary to ADS holders.
Registration or transfer fees.	Transfer and registration of shares on Ryanair's share register to or from the name of the depositary or its agent when the holder of ADSs deposits or withdraws common shares.
Expenses of the depositary.	Cable, telex and facsimile transmissions (when expressly provided for in the deposit agreement).
	Expenses of the depositary in converting foreign currency to U.S. dollars.
Taxes and other governmental charges the depositary or the custodian have to pay on any ADSs or common shares underlying ADSs (for example, stock transfer taxes, stamp duty or withholding taxes).	As necessary.
Any charges incurred by the depositary or its agents for servicing the deposited securities.	As necessary.

Reimbursement of Fees
From April 1, 2024 to March 31, 2025 the Depositary collected annual depositary services fees equal to approximately U.S.$5m from holders of ADSs, net of fees paid to the Depositary by the Company.

PART II

Item 13. *Defaults, Dividend Arrearages and Delinquencies*

None.

Item 14. *Material Modifications to the Rights of Security Holders and Use of Proceeds*

None.

Item 15. *Controls and Procedures*

DISCLOSURE CONTROLS AND PROCEDURES

The Company has carried out an evaluation, as of March 31, 2025, under the supervision and with the participation of the Company's management, including the Group CEO and Group CFO, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rules 13a- 15(e) and 15d-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon the Company's evaluation, the Group CEO and Group CFO have concluded that, as of March 31, 2025, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports the Company files or submits under the Exchange Act is recorded, processed, summarized and reported as and when required, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to the Company's management, including the Group CEO and Group CFO, as appropriate to allow timely decisions regarding required disclosure.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company's internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and Directors; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

The Company's management evaluated the effectiveness of the Company's internal control over financial reporting as of March 31, 2025, based on the criteria established in the 2013 Framework in "Internal Control — Integrated Framework," issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on the evaluation, management has concluded that the Company maintained effective internal control over financial reporting as of March 31, 2025.


CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING


There has been no change in the Company's internal control over financial reporting during FY25 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 16. *Reserved*

Item 16A. *Audit Committee Financial Expert*

The Company's Board of Directors has determined that Geoff Doherty qualifies as "Audit Committee financial expert" within the meaning of Item 16A of Form 20-F. Mr. Doherty is independent for purposes of the listing rules of NASDAQ.

Item 16B. *Code of Ethics*

The Company has adopted a broad Code of Business Conduct and Ethics and an Anti-bribery and Corruption ("ABAC") policy that meets the requirements for a "code of ethics" as defined in Item 16B of Form 20-F. The Code of Business Conduct and Ethics and the ABAC policy applies to the Company's Group CEO, Group CFO, Chief Accounting Officer, controller and persons performing similar functions, as well as to all of the Company's other officers, Directors and employees. The Code of Business Conduct and Ethics and ABAC policy is available on Ryanair's website at https://investor.ryanair.com (information appearing on the website is not incorporated by reference into this Annual Report). The Company has not made any amendment to, or granted any waiver from, the provisions of this Code of Business Conduct and Ethics or the ABAC policy that apply to its Group CEO, Group CFO, Chief Accounting Officer, controller or persons performing similar functions during its most recently completed fiscal year.

Item 16C. *Principal Accountant Fees and Services*

Our independent registered public accounting firm is PricewaterhouseCoopers ("PwC"), Dublin, Ireland, PCAOB Auditor Firm ID: 01366.

Audit and Non-Audit Fees

The following table sets forth the fees billed or billable to the Company by its independent auditors during FY25 and FY24:

	Year ended March 31,	
	2025	**2024**
	€M	**€M**
Audit fees	1.1	0.9
Audit related fees	0.0	0.2
All other	0.2	—
Tax fees	0.1	0.1
Total fees	1.4	1.2

Audit fees in the above table are the aggregate fees billed or billable by PwC in connection with the audit of the Company's annual financial statements, as well as work that generally only the independent auditor can reasonably be expected to provide, including the provision of statutory audits, discussions surrounding the proper application of financial accounting and reporting standards and services provided in connection with certain regulatory requirements including those under the Sarbanes-Oxley Act of 2002.

Audit related fees comprise fees for assurance and services related to audit and other attestation services performed by the auditor as required by statute, regulation or contract and which are not reported under "Audit fees".

Tax fees include fees for all services, except those services specifically related to the audit of financial statements, performed by the independent auditor's tax personnel, work performed in support of other tax-related regulatory requirements and tax compliance reporting.

All Other Fees

No fees were billed for each of the last two fiscal years for products and services other than above.

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee expressly pre-approves every engagement of Ryanair's independent auditors for all audit and non-audit services provided to the Company.

Item 16D. *Exemptions from the Listing Standards for Audit Committees*

None.

Item 16E. *Purchases of Equity Securities by the Issuer and Affiliated Purchasers*

The following table details purchases by the Company of its Ordinary shares in FY25.

Month / Period	Total Number of Ordinary Shares Purchased	Average Price Paid Per Ordinary Share
	M	€
April 1, 2024 to April 30, 2024	—	—
May 1, 2024 to May 31, 2024	4.4	20.77
June 1, 2024 to June 30, 2024	8.6	19.49
July 1, 2024 to July 31, 2024	17.4	17.70
August 1, 2024 to August 31, 2024	9.4	16.27
September 1, 2024 to September 30, 2024	7.9	18.35
October 1, 2024 to October 31, 2024	5.3	18.90
November 1, 2024 to November 30, 2024	4.2	20.05
December 1, 2024 to December 31, 2024	3.0	20.81
January 1, 2025 to January 31, 2025	7.3	20.95
February 1, 2025 to February 28, 2025	7.0	21.82
March 1, 2025 to March 31, 2025	3.0	21.01
Total (Year-end)	77.5	19.10
Period through April 7, 2025 (completion)	1.0	18.31

The Ordinary Share purchases in the table above have been made pursuant to publicly announced programs and consist of open-market transactions conducted within defined parameters pursuant to the Company's repurchase authority from shareholders granted via a special resolution.

See "Item 8. Financial Information—Other Financial Information—Share Buyback Program" and "Item 9. The Offer and Listing—Trading Markets" for further information regarding the Company's Ordinary Share buyback programs, pursuant to which all of the shares purchased by the Company were purchased.

Item 16F. *Change in Registrant's Certified Accountant*

Not applicable.

Item 16G. *Corporate Governance*

See "Item 6. Directors, Senior Management and Employees—Directors—Exemptions from NASDAQ Corporate Governance Rules" for further information regarding the ways in which the Company's corporate governance practices differ from those followed by domestic companies listed on NASDAQ.

Item 16H. *Mine Safety Disclosure*

Not applicable.

Item 16I. *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections*

Not applicable.

Item 16J. *Insider trading policies*

The Company has adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of its securities by Directors, Senior Management and employees that are designed to promote compliance with insider trading laws, rules and regulations, and listing standards applicable to the Company. These policies and procedures are included in the Company's Code of Dealing in Securities of Ryanair Holdings plc (the "Code of Dealing"), which is filed as Exhibit 11.1 to this annual report on Form 20-F.

The Company monitors inside information as defined under the EU Market Abuse Regulation 2014/596 ("MAR") as part of its compliance with MAR and as part of its disclosure controls and procedures, and imposes restrictions on trading in its own securities when it has undisclosed inside information. The Company also generally refrains from trading in its own securities during its regular closed periods.

Item 16K. *Cybersecurity*

Risk assessment, policies and procedures

The Company is dependent on the use of technology and systems to run its operations. These technologies and systems include, among others, the Company's website and reservation system; flight planning and scheduling systems; flight dispatch and tracking systems; crew scheduling systems; baggage check-in kiosks; aircraft maintenance, planning, and record keeping systems; telecommunications systems; human resources systems; and financial planning, management, and accounting systems. The Company is committed to safeguarding these information systems and the information they hold, from unauthorized access, use, disclosure, disruption, modification or destruction.

The Company's processes for identifying, assessing and managing material risks from cybersecurity threats (including those associated with the Company's use of third party service providers) are incorporated into its Enterprise Risk Management ("ERM") framework, alongside other critical business risks. The teams responsible for ERM and Information Security coordinate to review and assess these risks using a wide range of tools and services. The Company believes that integrating cybersecurity risks into its ERM framework ensures a proactive approach to cybersecurity, lessens the need for third party assistance in managing cybersecurity threats and helps safeguard the Company's operations, financial performance and reputation.

The Company's cybersecurity program is designed to detect, respond to, and recover from cybersecurity threats and risks, and protect the confidentiality, integrity, and availability of its information systems, including the information residing on such systems. The program utilises guidance drawn from the U.S. National Institute of Standards and Technology Cybersecurity Framework to set the cybersecurity agenda and prioritise cybersecurity activities. The strategies employed by the program, among others, include:

- the application of policies and procedures designed to comply with data security and privacy obligations;
- the implementation of administrative, technical, and physical controls;
- the utilisation of a Security Operations Centre that conducts ongoing monitoring of networks and systems for potential signs of suspicious activity;
- the requirement that staff complete cybersecurity training, which is updated as new technology, security and privacy issues emerge;
- the tracking of key performance indicators and cybersecurity metrics to evaluate existing cybersecurity controls and practices;
- maintaining a cybersecurity incident response plan to respond to cybersecurity incidents, which includes standard processes for reporting, escalating and recommending remediation actions for cybersecurity incidents to senior management; and
- conducting periodic simulated cybersecurity scenarios to provide hands-on training and test the preparedness of the team to deal with cybersecurity threats.

Cybersecurity Governance

Board and Audit Committee

The Board is responsible for overseeing management's assessment of major risks, including cybersecurity, facing the Company and for reviewing options to mitigate such risks. The Board's oversight of major risks, including cybersecurity risks, occurs at both the full Board level and at the Board committee level through the Audit Committee. The Company benefits from certain Board and Audit Committee members having considerable IT, data and cyber experience.

The Audit Committee regularly receives updates on cybersecurity risks and the security and operations of the Company's information technology systems from the Chief Technology Officer ("CTO"). These updates generally include any significant cybersecurity incidents, cybersecurity threats, cybersecurity program enhancements, and cybersecurity risks and related mitigation activities. This reporting helps to provide the Audit Committee with an informed understanding of the Company's dynamic cybersecurity program and threat landscape. The Audit Committee also receives an ERM framework twice a year, in which material cybersecurity risks are identified, assessed and managed.

The Audit Committee has opportunities to report regularly to the Board and review any major issues that arise at the committee level, which may include cybersecurity risks. Senior Management (including the CTO) also brief Board members, including new members, on cybersecurity risks. Based on this information, Board members may request additional information to address any concerns.

Management

The Company has a dedicated cybersecurity organization within its technology department that focuses on current and emerging cybersecurity matters. The Company's cybersecurity function is led by the Head of Information Security, who reports to the CTO.

The Company's cybersecurity function engages in a range of cybersecurity activities such as threat detection, security mechanisms, and incident response. The cybersecurity function conducts vulnerability management and penetration testing to identify and mitigate vulnerabilities. Regular meetings are held with the Head of Information Security and the CTO to provide visibility of major issues and seek alignment with strategy. As noted in the "Risk assessment, policies and procedures" section above, the Company's cybersecurity incident response plan includes standard processes for reporting, escalating and recommending remediation actions for cybersecurity incidents to Senior Management. Cybersecurity incidents that meet certain thresholds are escalated to the cybersecurity leaders and cross-functional teams on an as-needed basis for support and guidance.

The Head of Information Security has approximately 30 years of IT experience across manufacturing, banking and aviation, including 13 years of cybersecurity experience. He holds the following relevant qualifications:

- BSc Information Technology
- CISSP (Certified Information Systems Security Professional)
- CISM (Certified Information Security Manager)
- CEH (Certified Ethical Hacker)

For details of the CTO's experience, please see "Item 6. Directors, Senior Management and Employees — Senior Management".

Risks from Material Cybersecurity Threats

During FY25, the Company reported no material cybersecurity incidents affecting the confidentiality, integrity, or availability of data or systems. There are no identified risks from known cybersecurity threats, that have materially affected or are reasonably likely to materially affect the Company, including its operations, business strategy, results of operations, or financial condition. For a detailed discussion of the Company's cybersecurity related risks, see "Item 3. Key Information—Risks related to the Company—Ryanair is subject to cyber security risks and may incur increasing costs in an effort to minimize those risks".


PART III


Item 17. *Financial Statements*

Not applicable.

Item 18. *Financial Statements*

RYANAIR HOLDINGS PLC
INDEX TO FINANCIAL STATEMENTS

Independent auditors' report to the members of Ryanair Holdings plc

Report on the audit of the financial statements

Opinion

In our opinion, Ryanair Holdings plc's consolidated financial statements and Company financial statements (the "financial statements"):

- give a true and fair view of the Group's and the Company's assets, liabilities and financial position as at March 31, 2025 and of the group's profit and the group's and the company's cash flows for the year then ended;
- have been properly prepared in accordance with International Financial Reporting Standards ("IFRSs") as adopted by the European Union and, as regards the company's financial statements, as applied in accordance with the provisions of the Companies Act 2014; and
- have been properly prepared in accordance with the requirements of the Companies Act 2014 and, as regards the consolidated financial statements, Article 4 of the IAS Regulation.

We have audited the financial statements, included within the Annual Report, which comprise:

- the Consolidated and Company Balance Sheet as at March 31, 2025;
- the Consolidated Income Statement and Consolidated Statement of Comprehensive Income for the year then ended;
- the Consolidated and Company Statement of Cash Flows for the year then ended;
- the Consolidated and Company Statement of Changes in Shareholders' Equity for the year then ended; and
- the notes to the financial statements, which include a description of the accounting policies.

Our opinion is consistent with our reporting to the Audit Committee.

Separate opinion in relation to IFRS Accounting Standards as issued by the International Accounting Standards Board

As explained in note 1 to the financial statements, the Group, in addition to applying IFRSs as adopted by the European Union, has also applied IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

In our opinion, the consolidated financial statements comply with IFRS Accounting Standards as issued by the IASB.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (Ireland) ("ISAs (Ireland)") and applicable law. Our responsibilities under ISAs (Ireland) are further described in the Auditors' responsibilities for the audit of the financial statements section of our report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We remained independent of the group in accordance with the ethical requirements that are relevant to our audit of the financial statements in Ireland, which includes IAASA's Ethical Standard as applicable to listed public interest entities, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

To the best of our knowledge and belief, we declare that non-audit services prohibited by IAASA's Ethical Standard were not provided to the Group or the Company.

Other than those disclosed in note 18 to the financial statements, we have provided no non-audit services to the Group or the Company in the period from April 1, 2024 to March 31, 2025.

Our audit approach

Overview

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Overall materiality

- €89.2 million (2024: €106.4 million) - Consolidated financial statements
- Based on c. 5% of profit before tax.
- €29.5 million (2024: €34.9 million) - Company financial statements
- Based on c. 1% of net assets.

Performance materiality

- €66.9 million (2024: €79.8 million) - Consolidated financial statements.
- €22.1 million (2024: €26.2 million) - Company financial statements.

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Audit scope

- The Group currently comprises five separate airlines being Ryanair DAC, Ryanair UK, Buzz, Lauda and Malta Air.
- The financial information for the Group, that is prepared and managed at the Group's head office in Dublin, has been identified as a single 'Ryanair Head Office' component.
- We performed a full scope audit of the complete financial information of Ryanair Head Office, the financially significant reporting component, which accounts for in excess of 95% of consolidated revenues.
- In addition, audit procedures over selected account balances and transactions were performed at a further component. The nature and extent of these audit procedures were determined based on our risk assessment.
- Taken together, the audit of financial information accounted for in excess of 95% of consolidated revenues, consolidated total assets and consolidated total liabilities.

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Key audit matters

- Aircraft component- estimated useful lives and expected residual values (Group).
- Loans and receivables due from subsidiaries (Company).

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The scope of our audit

As part of designing our audit, we determined materiality and assessed the risks of material misstatement in the financial statements. In particular, we looked at where the directors made subjective judgements, for example in respect of significant accounting estimates that involved making assumptions and considering future events that are inherently uncertain. As in all of our audits we also addressed the risk of management override of internal controls, including evaluating whether there was evidence of bias by the directors that represented a risk of material misstatement due to fraud.

Key audit matters

Key audit matters are those matters that, in the auditors' professional judgement, were of most significance in the audit of the financial statements of the current period and include the most significant assessed risks of material misstatement (whether or not due to fraud) identified by the auditors, including those which had the greatest effect on: the overall audit strategy; the allocation of resources in the audit; and directing the efforts of the engagement team. These matters, and any comments we make on the results of our procedures thereon, were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. This is not a complete list of all risks identified by our audit.

Key audit matter	How our audit addressed the key audit matter
Aircraft component - estimated useful lives and expected residual values (Group) *Refer to Note 1(vi) Critical accounting policies - Long-lived assets, Note 1 (viii) Summary of material accounting policies - Property, plant and equipment - Aircraft and Note 2 Property, plant and equipment.* At March 31, 2025 property, plant and equipment was €10.92 billion, of which €10.67 billion were aircraft related. Aircraft related depreciation amounted to €1.1 billion. The Group evaluates its estimates and assumptions in each reporting period, and, when warranted, adjusts these assumptions. In estimating the useful lives and expected residual values of the aircraft component, the Group considered a number of factors, including its own historic experience and past practices of aircraft disposal, renewal programmes, forecasted growth plans, external valuations from independent appraisers, recommendations from the aircraft supplier and manufacturer and other industry-available information. We determined this to be a key audit matter due to the judgement exercised by management when estimating the aircraft component's useful lives and expected residual values assumptions.	We evaluated and tested certain internal controls related to the assessment of the estimated useful lives and expected residual values assumptions for the aircraft component. These procedures also included, among others, (i) testing management's process for determining the estimated useful lives and residual values; and (ii) testing the completeness and accuracy of underlying data used by management in their assessment. To assess the reasonableness of the estimated useful lives and expected residual values assumptions we considered a number of factors, including: · recommendations provided by the aircraft supplier and manufacturer; · the age profile of the aircraft and the Group's aircraft renewal programme; · third party valuations obtained from an independent appraiser; and · the Group's historical experience with aircraft disposals. We also considered other external market data. We assessed the adequacy of the related disclosures. Based on our procedures we determined the useful life and residual values assumptions used by management in respect of the aircraft component to be reasonable.
Loans and receivables due from subsidiaries (Company) *Refer to Note 28 Basis of preparation and material accounting policies - Loans and borrowings and Note 30 Loans and receivables due from subsidiaries.* The Company's loans and receivables due from subsidiaries are carried at amortised cost. The carrying value at March 31, 2025 amounted to €2.88 billion. We determined this to be a key audit matter as loans and receivables due from subsidiaries are the principal assets held by the Company.	We obtained a sample of the intercompany agreements and confirmed the balances recorded by the Company with the amounts recorded by the counterparty Group companies to test the existence and accuracy of the loans and receivables due from subsidiaries. We considered the ability of the counterparty Group companies to meet payments due to the Company if demanded. We concluded that the amounts recorded and related disclosures were appropriate.

How we tailored the audit scope

We tailored the scope of our audit to ensure that we performed enough work to be able to give an opinion on the financial statements as a whole, taking into account the structure of the group, the accounting processes and controls, and the industry in which the Group operates.

The Group currently comprises five separate airlines being Ryanair DAC, Ryanair UK, Buzz, Lauda and Malta Air. The financial information for the Group, that is prepared and managed at the Group's head office in Dublin has been identified as a single 'Ryanair Head Office' component.

In establishing the overall approach to the Group audit, we identified one financially significant reporting component, Ryanair Head Office, which accounts for in excess of 95% of Group revenues and in our view required an audit of its complete financial information due to its size and financial significance to the Group. In addition, audit procedures over selected account balances and transactions were performed at a further component. The nature and extent of these audit procedures were based on our risk assessment.

Taken together, the audit of financial information accounted for in excess of 95% of consolidated revenues, consolidated total assets and consolidated total liabilities.

All audit procedures were performed directly by the Group team.

Materiality

The scope of our audit was influenced by our application of materiality. We set certain quantitative thresholds for materiality. These, together with qualitative considerations, helped us to determine the scope of our audit and the nature, timing and extent of our audit procedures on the individual financial statement line items and disclosures and in evaluating the effect of misstatements, both individually and in aggregate, on the financial statements as a whole.

Based on our professional judgement, we determined materiality for the financial statements as a whole as follows:

	Consolidated financial statements	Company financial statements
Overall materiality	€89.2 million (2024: €106.4 million).	€29.5 million (2024: €34.9 million).
How we determined it	c. 5% of profit before tax.	c. 1% of net assets.
Rationale for benchmark applied	We believe that profit before tax is the most appropriate benchmark for the Group based on the nature of its operations and because in our view this is a metric against which the performance of the Group is commonly measured by its stakeholders.	We believe that net assets is the most appropriate benchmark as the entity is a holding company whose main activity is the management of investments in subsidiaries.

We use performance materiality to reduce to an appropriately low level the probability that the aggregate of uncorrected and undetected misstatements exceeds overall materiality. Specifically, we use performance materiality in determining the scope of our audit and the nature and extent of our testing of account balances, classes of transactions and disclosures, for example in determining sample sizes. Our performance materiality was 75% of overall materiality, amounting to €66.9 million (Group audit) and €22.1 million (Company audit).

In determining the performance materiality, we considered a number of factors - the history of misstatements, risk assessment and aggregation risk and the effectiveness of controls - and concluded that an amount at the upper end of our normal range was appropriate.

We agreed with the Audit Committee that we would report to them misstatements identified during our audit above €4.5 million (Group audit) (2024: €5.32 million) and €1.5 million (Company audit) (2024: €1.7 million) as well as misstatements below that amount that, in our view, warranted reporting for qualitative reasons.

Conclusions relating to going concern

Our evaluation of the directors' assessment of the group and company's ability to continue to adopt the going concern basis of accounting included:

· Evaluating the going concern assessment performed by management for the Group and Company (being the period of twelve months from the date on which the financial statements are authorised for issue);
· Agreeing the underlying cash flow projections to board approved forecasts, assessing key assumptions within the forecast and how these forecasts are compiled;
· Performing our own independent sensitivities using alternative reasonably possible assumptions;
· Considering the Group's available liquidity, financing and maturity profile to assess liquidity through the going concern assessment period; and
· Assessing the appropriateness of the going concern disclosures in note 1 by evaluating its consistency with the directors' assessment.

Based on the work we have performed, we have not identified any material uncertainties relating to events or conditions that, individually or collectively, may cast significant doubt on the Group's or the Company's ability to continue as a going concern for a period of at least twelve months from the date on which the financial statements are authorised for issue.

In auditing the financial statements, we have concluded that the directors' use of the going concern basis of accounting in the preparation of the financial statements is appropriate.

However, because not all future events or conditions can be predicted, this conclusion is not a guarantee as to the Group's or the Company's ability to continue as a going concern.

In relation to the Company's reporting on how they have applied the UK Corporate Governance Code, we have nothing material to add or draw attention to in relation to the directors' statement in the financial statements about whether the directors considered it appropriate to adopt the going concern basis of accounting.

We are required to report if the directors' statement relating to going concern in accordance with the Listing Rules for Euronext Dublin is materially inconsistent with our knowledge obtained in the audit. We have nothing to report in respect of this responsibility.

Our responsibilities and the responsibilities of the directors with respect to going concern are described in the relevant sections of this report.

Reporting on other information

The other information comprises all of the information in the Annual Report other than the financial statements and our auditors' report thereon. The directors are responsible for the other information. Our opinion on the financial statements does not cover the other information and, accordingly, we do not express an audit opinion or, except to the extent otherwise explicitly stated in this report, any form of assurance thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If we identify an apparent material inconsistency or material misstatement, we are required to perform procedures to conclude whether there is a material misstatement of the financial statements or a material misstatement of the other information. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report based on these responsibilities.

With respect to the Directors' Report, we also considered whether the disclosures required by the Companies Act 2014 (excluding the information included in the "Non Financial Statement" and the sustainability reporting required by that Act on which we are not required to report) have been included.

Based on the responsibilities described above and our work undertaken in the course of the audit, ISAs (Ireland) and the Companies Act 2014 require us to also report certain opinions and matters as described below.

· In our opinion, based on the work undertaken in the course of the audit, the information given in the Directors' Report (excluding the information included in the "Non Financial Statement" and the sustainability reporting on which we are not required to report) for the year ended March 31, 2025 is consistent with the financial statements and has been prepared in accordance with the applicable legal requirements.
· Based on our knowledge and understanding of the group and company and their environment obtained in the course of the audit, we did not identify any material misstatements in the Directors' Report (excluding the information included in the "Non Financial Statement" and the sustainability reporting on which we are not required to report).
· In our opinion, based on the work undertaken in the course of the audit of the financial statements,
  – the description of the main features of the internal control and risk management systems in relation to the financial reporting process; and
  – the information required by Section 1373(2)(d) of the Companies Act 2014;
· included in the Corporate Governance Statement, is consistent with the financial statements and has been prepared in accordance with section 1373(2) of the Companies Act 2014.
· Based on our knowledge and understanding of the company and its environment obtained in the course of the audit of the financial statements, we have not identified material misstatements in the description of the main features of the internal control and risk management systems in relation to the financial reporting process and the information required by section 1373(2)(d) of the Companies Act 2014 included in the Corporate Governance Statement.
· In our opinion, based on the work undertaken during the course of the audit of the financial statements, the information required by section 1373(2)(a),(b),(e) and (f) of the Companies Act 2014 and regulation 6 of the European Union (Disclosure of Non-Financial and Diversity Information by certain large undertakings and groups) Regulations 2017 is contained in the Corporate Governance Statement.

Corporate Governance Statement

The Listing Rules and ISAs (Ireland) require us to review the directors' statements in relation to going concern, longer-term viability and that part of the Corporate Governance Statement relating to the company's compliance with the provisions of the UK Corporate Governance Code and the Irish Corporate Governance Annex (the "Code") specified for our review. Our additional responsibilities with respect to the Corporate Governance Statement as other information are described in the Reporting on other information section of this report.

Based on the work undertaken as part of our audit, we have concluded that each of the following elements of the Corporate Governance Statement is materially consistent with the financial statements and our knowledge obtained during the audit and we have nothing material to add or draw attention to in relation to:

· The directors' confirmation that they have carried out a robust assessment of the emerging and principal risks;
· The disclosures in the Annual Report that describe those principal risks, what procedures are in place to identify emerging risks and an explanation of how these are being managed or mitigated;
· The directors' statement in the financial statements about whether they considered it appropriate to adopt the going concern basis of accounting in preparing them, and their identification of any material uncertainties to the Group's and Company's ability to continue to do so over a period of at least twelve months from the date of approval of the financial statements;
· The directors' explanation as to their assessment of the Group's and Company's prospects, the period this assessment covers and why the period is appropriate; and
· The directors' statement as to whether they have a reasonable expectation that the company will be able to continue in operation and meet its liabilities as they fall due over the period of its assessment, including any related disclosures drawing attention to any necessary qualifications or assumptions.

Our review of the directors' statement regarding the longer-term viability of the Group was substantially less in scope than an audit and only consisted of making inquiries and considering the directors' process supporting their statement; checking that the statement is in alignment with the relevant provisions of the UK Corporate Governance Code; and considering whether the statement is consistent with the financial statements and our knowledge and understanding of the Group and Company and their environment obtained in the course of the audit.

In addition, based on the work undertaken as part of our audit, we have concluded that each of the following elements of the Corporate Governance Statement is materially consistent with the financial statements and our knowledge obtained during the audit:

· The directors' statement that they consider the Annual Report, taken as a whole, is fair, balanced and understandable, and provides the information necessary for the members to assess the group's and company's position, performance, business model and strategy;
· The section of the Annual Report that describes the review of effectiveness of risk management and internal control systems; and
· The section of the Annual Report describing the work of the Audit Committee.

We have nothing to report in respect of our responsibility to report when the directors' statement relating to the company's compliance with the Code does not properly disclose a departure from a relevant provision of the Code specified under the Listing Rules for review by the auditors.

Responsibilities for the financial statements and the audit

Responsibilities of the directors for the financial statements

As explained more fully in the Statement of Directors' Responsibilities in respect of the Annual Report and the Financial Statements set out on page 153, the directors are responsible for the preparation of the financial statements in accordance with the applicable framework and for being satisfied that they give a true and fair view.

The directors are also responsible for such internal control as they determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the directors are responsible for assessing the Group's and the Company's ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or the Company or to cease operations, or have no realistic alternative but to do so.

Auditors' responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs (Ireland) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

Irregularities, including fraud, are instances of non-compliance with laws and regulations. We design procedures in line with our responsibilities, outlined above, to detect material misstatements in respect of irregularities, including fraud. The extent to which our procedures are capable of detecting irregularities, including fraud, is detailed below.

Based on our understanding of the group and industry, we identified that the principal risks of non-compliance with laws and regulations related to breaches of aircraft safety regulations, environmental regulations and data protection regulations, and we considered the extent to which non-compliance might have a material effect on the financial statements. We also considered those laws and regulations that have a direct impact on the preparation of the financial statements such as the Companies Act 2014 and relevant tax legislation. We evaluated management's incentives and opportunities for fraudulent manipulation of the financial statements (including the risk of override of controls), and determined that the principal risks were related to posting inappropriate journal entries to manipulate financial results and potential management bias in accounting estimates. Audit procedures performed by the engagement team included:

·   Discussions with the Audit Committee, Chief Legal Officer, other members of senior management and internal audit, including consideration of known or suspected instances of non-compliance with laws and regulations and fraud;
·   Reading the meeting minutes of the Board of Directors, Audit, Nomination, Sustainability, Safety and Remuneration Committees;
·   Inspection of internal audit reports and consideration of the related audit impacts;
·   Evaluating whether there was evidence of management bias that represents a risk of material misstatement due to fraud, in particular challenging assumptions made by management in relation to the estimated useful lives and expected residual values of the aircraft component;
·   Identifying and testing journal entries, including manual revenue entries, unusual account combinations and consolidation journals based on our risk assessment; and
·   Designing audit procedures to incorporate elements of unpredictability around the nature and extent of audit procedures performed.

There are inherent limitations in the audit procedures described above. We are less likely to become aware of instances of non-compliance with laws and regulations that are not closely related to events and transactions reflected in the financial statements. Also, the risk of not detecting a material misstatement due to fraud is higher than the risk of not detecting one resulting from error, as fraud may involve deliberate concealment by, for example, forgery or intentional misrepresentations, or through collusion.

Our audit testing might include testing complete populations of certain transactions and balances, possibly using data auditing techniques. However, it typically involves selecting a limited number of items for testing, rather than testing complete populations. We will often seek to target particular items for testing based on their size or risk characteristics. In other cases, we will use audit sampling to enable us to draw a conclusion about the population from which the sample is selected.

A further description of our responsibilities for the audit of the financial statements is located on the IAASA website at:

https://www.iaasa.ie/getmedia/b2389013-1cf6-458b-9b8f-a98202dc9c3a/Description_of_auditors_responsibilities_for_audit.pdf

This description forms part of our auditors' report.

Use of this report

This report, including the opinions, has been prepared for and only for the company's members as a body in accordance with section 391 of the Companies Act 2014 and for no other purpose. We do not, in giving these opinions, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Other required reporting

Companies Act 2014 opinions on other matters

· We have obtained all the information and explanations which we consider necessary for the purposes of our audit.
· In our opinion the accounting records of the company were sufficient to permit the Company financial statements to be readily and properly audited.
· The Company Balance Sheet is in agreement with the accounting records.

Other exception reporting

Directors' remuneration and transactions

Under the Companies Act 2014 we are required to report to you if, in our opinion, the disclosures of directors' remuneration and transactions specified by sections 305 to 312 of that Act have not been made. We have no exceptions to report arising from this responsibility.

We are required by the Listing Rules to review the six specified elements of disclosures in the report to shareholders by the Board on directors' remuneration. We have no exceptions to report arising from this responsibility.

Prior financial year Non Financial Statement

We are required to report if the company has not provided the information required by Regulation 5(2) to 5(7) of the European Union (Disclosure of Non-Financial and Diversity Information by certain large undertakings and groups) Regulations 2017 in respect of the prior financial year. We have nothing to report arising from this responsibility.

Prior financial year Remuneration Report

We are required to report if the company has not provided the information required by Section 1110N of the Companies Act 2014 in respect of the prior financial year. We have nothing to report arising from this responsibility.

Appointment

We were appointed by the directors on September 19, 2022 to audit the financial statements for the year ended March 31, 2023 and subsequent financial periods. The period of total uninterrupted engagement is 3 years, covering the years ended March 31, 2023 to March 31, 2025.

Paul O'Connor
for and on behalf of PricewaterhouseCoopers
Chartered Accountants and Statutory Audit Firm
Dublin
May 16, 2025

Consolidated Balance Sheet

	Note	At March 31, 2025 €M	At March 31, 2024 €M	At March 31, 2023 €M
Non-current assets				
Property, plant and equipment	2	10,923.7	10,847.0	9,908.9
Right of use assets	3	148.5	166.5	209.1
Intangible assets	4	146.4	146.4	146.4
Derivative financial instruments	11	15.4	3.3	54.6
Other assets	6	261.7	183.2	168.9
Deferred tax	12	1.6	2.1	6.6
Total non-current assets		11,497.3	11,348.5	10,494.5
Current assets				
Inventories	5	4.6	6.2	6.0
Other assets	6	1,850.7	1,275.4	878.6
Trade receivables	7 & 11	73.5	76.4	59.7
Derivative financial instruments	11	94.4	349.5	292.1
Restricted cash	8 & 11	23.1	6.4	19.5
Financial assets: cash > 3 months	11	100.1	237.8	1,056.2
Cash and cash equivalents	11	3,863.3	3,875.4	3,599.3
Total current assets		6,009.7	5,827.1	5,911.4
Total assets		17,507.0	17,175.6	16,405.9
Current liabilities				
Provisions	13	53.5	46.0	19.8
Trade payables	9	702.0	792.2	1,065.5
Accrued expenses and other liabilities	10	6,179.4	5,227.6	4,783.5
Current lease liability	3	37.7	39.4	43.2
Current maturities of debt	11	848.4	50.0	1,056.7
Current tax	12	107.1	66.6	66.3
Derivative financial instruments	11	224.7	178.8	386.6
Total current liabilities		8,152.8	6,400.6	7,421.6
Non-current liabilities				
Provisions	13	141.1	138.1	154.5
Derivative financial instruments	11	2.5	3.3	11.2
Deferred tax	12	377.1	362.0	159.3
Non-current lease liability	3	111.4	125.2	163.1
Non-current maturities of debt	11	1,685.2	2,532.2	2,853.2
Total non-current liabilities		2,317.3	3,160.8	3,341.3
Shareholders' equity				
Issued share capital	14	6.4	6.9	6.9
Share premium account	14	1,421.6	1,404.3	1,379.9
Other undenominated capital		4.0	3.5	3.5
Retained earnings		5,588.6	5,899.8	4,180.0
Other reserves	15	16.3	299.7	72.7
Shareholders' equity		7,036.9	7,614.2	5,643.0
Total liabilities and shareholders' equity		17,507.0	17,175.6	16,405.9

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board

Stan McCarthy
Chairman
May 16, 2025

Michael O'Leary
Group CEO

Consolidated Income Statement

	Note	Year ended March 31,		
		2025	**2024**	**2023**
		€M	**€M**	**€M**
Operating revenues				
Scheduled revenues	16	9,229.8	9,145.1	6,930.3
Ancillary revenues	16	4,718.7	4,298.7	3,844.9
Total operating revenues	16	13,948.5	13,443.8	10,775.2
Operating expenses				
Fuel and oil		(5,220.2)	(5,142.6)	(4,025.7)
Staff costs	17	(1,751.1)	(1,500.0)	(1,191.4)
Airport and handling charges		(1,683.5)	(1,484.5)	(1,240.5)
Depreciation	2 & 3	(1,214.4)	(1,059.5)	(923.2)
Route charges		(1,166.7)	(1,024.4)	(903.7)
Marketing, distribution and other		(878.4)	(757.2)	(674.4)
Maintenance, materials and repairs		(476.2)	(414.9)	(373.7)
Total operating expenses		(12,390.5)	(11,383.1)	(9,332.6)
Operating profit		1,558.0	2,060.7	1,442.6
Other income/(expense)				
Finance expense	19	(66.5)	(83.0)	(76.8)
Finance and other income	19	290.5	144.8	42.4
Foreign exchange gain		2.4	5.5	34.3
Total other income/(expense)		226.4	67.3	(0.1)
Profit before tax		1,784.4	2,128.0	1,442.5
Tax expense	12	(172.8)	(210.9)	(128.7)
Profit for the year – all attributable to equity holders of parent		1,611.6	1,917.1	1,313.8
Basic earnings per ordinary share (€)	21	1.4631	1.6828	1.1557
Diluted earnings per ordinary share (€)	21	1.4549	1.6743	1.1529
Number of weighted average ordinary shares (in Ms)	21	1,101.5	1,139.2	1,136.8
Number of weighted average diluted shares (in Ms)	21	1,107.7	1,145.0	1,139.6

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board

Stan McCarthy
Chairman
May 16, 2025

Michael O'Leary
Group CEO

Consolidated Statement of Comprehensive Income

	Year ended March 31,		
	2025	**2024**	**2023**
	€M	**€M**	**€M**
Profit for the year	1,611.6	1,917.1	1,313.8
Other comprehensive (loss)/income:			
Items that will not be reclassified subsequently to profit or loss:			
Net actuarial gain	−	6.6	−
Items that are or may be reclassified subsequently to profit or loss:			
Movements in hedging reserve, net of tax:			
Effective portion of changes in fair value of cash-flow hedges	(156.5)	466.2	621.6
Net change in fair value of cash-flow hedges transferred to property, plant and equipment	(97.2)	(293.9)	(291.7)
Net other changes in fair value of cash-flow hedges transferred to profit or loss	(33.5)	62.2	(1,593.9)
Net movements in cash-flow hedge reserve	(287.2)	234.5	(1,264.0)
Total other comprehensive (loss)/income for the year, net of income tax	(287.2)	241.1	(1,264.0)
Total comprehensive income for the year − all attributable to equity holders of parent	1,324.4	2,158.2	49.8

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board

Stan McCarthy   **Michael O'Leary**
Chairman   Group CEO
May 16, 2025

Consolidated Statement of Changes in Shareholders' Equity

	Ordinary Shares	Issued Share Capital	Share Premium Account	Retained Earnings	Other Undenominated Capital	Other Reserves Hedging	Other Reserves	Total
	M	€M	€M	€M	€M	€M	€M	€M
Balance at March 31, 2022	**1,134.6**	**6.8**	**1,328.2**	**2,880.9**	**3.5**	**1,295.4**	**30.5**	**5,545.3**
Profit for the year	–	–	–	1,313.8	–	–	–	1,313.8
Other comprehensive loss								
Net movements in cash-flow reserve	–	–	–	–	–	(1,264.0)	–	(1,264.0)
Total other comprehensive loss	–	–	–	–	–	(1,264.0)	–	(1,264.0)
Total comprehensive income/(loss)	–	–	–	1,313.8	–	(1,264.0)	–	49.8
Transactions with owners of the Company, recognized directly in equity								
Issue of ordinary equity shares	4.1	0.1	51.7	(20.1)	–	–	–	31.7
Share-based payments	–	–	–	–	–	–	16.2	16.2
Transfer of exercised and expired share based awards	–	–	–	5.4	–	–	(5.4)	–
Balance at March 31, 2023	**1,138.7**	**6.9**	**1,379.9**	**4,180.0**	**3.5**	**31.4**	**41.3**	**5,643.0**
Profit for the year	–	–	–	1,917.1	–	–	–	1,917.1
Other comprehensive income								
Net actuarial gains from retirement benefits plan	–	–	–	6.6	–	–	–	6.6
Net movements in cash-flow reserve	–	–	–	–	–	234.5	–	234.5
Total other comprehensive income	–	–	–	6.6	–	234.5	–	241.1
Total comprehensive income	–	–	–	1,923.7	–	234.5	–	2,158.2
Transactions with owners of the Company, recognized directly in equity								
Issue of ordinary equity shares	1.4	–	24.4	(8.0)	–	–	–	16.4
Dividends paid	–	–	–	(199.5)	–	–	–	(199.5)
Share-based payments	–	–	–	–	–	–	(3.9)	(3.9)
Transfer of exercised and expired share based awards	–	–	–	3.6	–	–	(3.6)	–
Balance at March 31, 2024	**1,140.1**	**6.9**	**1,404.3**	**5,899.8**	**3.5**	**265.9**	**33.8**	**7,614.2**
Profit for the year	–	–	–	1,611.6	–	–	–	1,611.6
Other comprehensive loss								
Net movements in cash-flow reserve	–	–	–	–	–	(287.2)	–	(287.2)
Total other comprehensive loss	–	–	–	–	–	(287.2)	–	(287.2)
Total comprehensive income/(loss)	–	–	–	1,611.6	–	(287.2)	–	1,324.4
Transactions with owners of the Company, recognized directly in equity								
Issue of ordinary equity shares	1.0	–	17.3	(12.4)	–	–	–	4.9
Repurchase of ordinary equity shares	–	–	–	(1,481.7)	–	–	–	(1,481.7)
Cancellation of repurchased shares	(77.2)	(0.5)	–	–	0.5	–	–	–
Dividends paid	–	–	–	(437.7)	–	–	–	(437.7)
Share-based payments	–	–	–	–	–	–	12.8	12.8
Transfer of exercised and expired share based awards	–	–	–	9.0	–	–	(9.0)	–
Balance at March 31, 2025	**1,063.9**	**6.4**	**1,421.6**	**5,588.6**	**4.0**	**(21.3)**	**37.6**	**7,036.9**

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statement of Cash Flows

	Note	Year ended March 31, 2025 €M	2024 €M	2023 €M
Operating activities				
Profit after tax		1,611.6	1,917.1	1,313.8
Adjustments to reconcile profit after tax to net cash from operating activities				
Depreciation	2 & 3	1,214.4	1,059.5	923.2
Decrease/(increase) in inventories	5	1.6	(0.2)	(1.7)
Tax expense	12	172.8	210.9	128.7
Share based payments	17	12.8	(3.9)	16.2
Decrease/(increase) in trade receivables	7	2.9	(16.7)	(16.2)
(Increase) in other assets		(585.6)	(359.0)	(482.0)
Increase/(decrease) in trade payables		124.8	(46.4)	31.2
Increase in accrued expenses and other liabilities		948.8	449.6	1,788.9
(Decrease)/increase in provisions	13	(12.2)	(8.3)	33.7
(Increase)/decrease in finance expense		(0.4)	7.9	4.2
Increase in finance income		1.9	3.6	10.4
Foreign exchange and fair value		7.2	(7.1)	144.7 *
Income tax (paid)	12	(84.9)	(49.1)	(4.1)
Net cash from operating activities		3,415.7	3,157.9	3,891.0
Investing activities				
Capital expenditure - purchase of property, plant and equipment		(1,552.5)	(2,391.9)	(1,914.7)
Supplier reimbursements for property, plant and equipment	2&11	–	–	127.5
Proceeds from sale of property, plant and equipment		–	–	4.9
(Increase)/decrease in restricted cash	8	(16.7)	13.1	3.2
Decrease/(increase) in financial assets: cash > 3 months		137.7	818.4	(122.1)
Net cash (used in) investing activities		(1,431.5)	(1,560.4)	(1,901.2)
Financing activities				
Proceeds from shares issued		4.9	16.4	31.7
Share buyback		(1,477.8)	–	–
Dividends paid	24	(437.7)	(199.5)	–
Repayments of borrowings		(50.0)	(1,100.5)	(1,039.4)
Lease liabilities paid		(36.4)	(42.7)	(46.3)
Net cash (used in) financing activities		(1,997.0)	(1,326.3)	(1,054.0)
(Decrease)/increase in cash and cash equivalents		(12.8)	271.2	935.8
Net foreign exchange differences		0.7	4.9	(5.5)
Cash and cash equivalents at beginning of year		3,875.4	3,599.3	2,669.0
Cash and cash equivalents at end of year	11	3,863.3	3,875.4	3,599.3
Included in the cash flows from operating activities for the year are the following amounts:				
Interest income received	19	135.9	148.4	52.7
Interest expense paid	19	(69.7)	(88.7)	(75.0)

*Includes an exceptional loss of €131m in FY23 attributable to the fair value measurement of jet fuel call options.

The accompanying notes are an integral part of the consolidated financial statements.

Notes forming part of the Consolidated Financial Statements

1.   Basis of preparation and material accounting policies

The accounting policies applied in the preparation of the consolidated financial statements for FY25 are set out below. These have been applied consistently for all periods presented, except as otherwise stated.

(i) Business activity

Ryanair DAC and its subsidiaries ("Ryanair DAC") has operated as an international airline since commencing operations in 1985. On August 23, 1996, Ryanair Holdings Limited, a newly formed holding company, acquired the entire issued share capital of Ryanair DAC. On May 16, 1997, Ryanair Holdings Limited re-registered as a public limited company, Ryanair Holdings plc (the "Company"). Ryanair Holdings plc and its subsidiaries are hereafter together referred to as "Ryanair Holdings plc" (or "we", "our", "us", "Ryanair", the "Company", the "Ryanair Group", or the "Group") and currently operate a low-fares airline Group headquartered in Dublin Office, Airside Business Park, Swords, Dublin, Ireland. Ryanair Holdings plc incorporated Buzz during the year ended March 31, 2018; it acquired Lauda and set up Ryanair UK during the year ended March 31, 2019 and Malta Air during the year ended March 31, 2020. The principal trading activities of the Group are undertaken by Buzz, Lauda, Malta Air, Ryanair DAC and Ryanair UK.

(ii) Statement of compliance

In accordance with the International Accounting Standards ("IAS") Regulation (EC 1606 (2002)) which applies throughout the European Union ("EU"), the consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as adopted by the EU ("IFRS as adopted by the EU"), which are effective for the year ended and as at March 31, 2025. In addition to complying with its legal obligation to comply with IFRS as adopted by the EU, the consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IASB") ("IFRS as issued by the IASB"). The consolidated financial statements have also been prepared in accordance with the Companies Act 2014.

Details of legislative changes and new accounting standards or amendments to accounting standards, which are not yet effective and have not been early adopted in these consolidated financial statements, and the likely impact on future financial statements are set forth below in the prospective accounting changes section.

(iii) Basis of preparation

These consolidated financial statements are presented in euro millions, the euro being the functional currency of the parent entity and the primary Group companies. They are prepared on the historical cost basis, except for derivative financial instruments, which are stated at fair value and share-based payments, which are based on fair value determined as at the grant date of the relevant share options.

The consolidated and company financial statements have been prepared on the going concern basis of accounting. In adopting the going concern basis in preparing the financial statements, the Directors have considered Ryanair's available sources of finance including access to the capital markets, sale and leaseback transactions, secured debt structures, the Group's cash on-hand and cash generation and preservation projections, together with factors likely to affect its future performance, as well as the Group's principal risks and uncertainties.

Geopolitical events, including the escalation or expansion of hostilities in Ukraine and/or the Middle East and the escalation of global trade tensions and trade protectionism (including import tariffs), may lead to further trade restrictions and instability across Europe and worldwide which may affect Ryanair.

The Directors have reviewed the financial forecasts across a range of scenarios. Ryanair has modeled a base case assuming the Group achieves its traffic targets in FY26. However, there remains a risk of worsening conditions as noted above. Accordingly, Ryanair has also modeled downside scenarios that include combinations of a decrease in yield, worse than expected load factors and adverse variations in fuel price.

As at March 31, 2025, the Group had a strong liquidity position with cash of just under €4.0bn and net cash of €1.3bn. This level of cash, together with available sources of finance, is sufficient to cover the Group's projected cash requirements for operating expenses, capital expenditure, repayments of indebtedness and payment of corporation tax liabilities as they fall due, within at least the next 12-month period. Furthermore, as at March 31, 2025, Ryanair has 586 unencumbered, owned aircraft (100% of its owned fleet) and a BBB+ (stable) credit rating from both S&P and Fitch Ratings.

Based on the assessment of the adequacy of the financial forecasts, testing various scenarios and considering the uncertainties described above, and available sources of finance outlined, the Directors have formed a judgement, at the time of approving the financial statements, that there is a reasonable expectation that the Company and the Group as a whole have adequate resources to continue in operational existence for a period of at least twelve months from the date of approval of the financial statements and that there were no material uncertainties that may cast significant doubt on the Group's ability to continue as a going concern. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

(iv) New IFRS standards adopted during the year

The following new and amended standards, have been issued by the IASB, and have also been endorsed by the EU. These standards are effective for the first time for the financial year beginning on April 1, 2024 and therefore were applied by the Group for the first time to the FY25 consolidated financial statements:

- Amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures: Supplier Finance Arrangements (effective on or after January 1, 2024).
- Amendments to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current, Classification of Liabilities as Current or Non-current – Deferral of Effective Date, and Non-current Liabilities with Covenants (effective on or after January 1, 2024).
- Amendments to IFRS 16 Leases: Lease Liability in a Sale & Leaseback (effective on or after January 1, 2024).

The adoption of these new or amended standards did not have a material impact on the Group's financial position or results for the year ended March 31, 2025, and are not expected to have a material impact on financial periods thereafter.

(v) Prospective IFRS accounting changes, new standards and interpretations not yet effective

The following new or revised IFRS standards and IFRIC interpretations will be adopted for the purposes of the preparation of future financial statements, where applicable. Those that are not, as of yet, EU endorsed are flagged. While under review, we do not anticipate that the adoption of the other new or revised standards and interpretations will have a material impact on our financial position or results from operations.

- Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability (effective on or after January 1, 2025).
- IFRS 18 Presentation and Disclosure in Financial Statements (effective on or after January 1, 2027).*
- IFRS 19 Subsidiaries without Public Accountability: Disclosures (effective on or after January 1, 2027).*
- Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7) (effective on or after January 1, 2026).*
- Contracts Referencing Nature-dependent Electricity – Amendments to IFRS 9 and IFRS 7 (effective on or after January 1, 2026).*
- Annual Improvements Volume 11 (effective on or after January 1, 2026).*

*These standards or amendments to standards are not as of yet EU endorsed.

(vi) Critical accounting policies

The preparation of financial statements in conformity with IFRS requires management to make estimates, judgements and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. These estimates and associated assumptions are based on historical experience and various other factors believed to be reasonable under the circumstances, and the results of such estimates form the basis of carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ materially from these estimates. These underlying assumptions are reviewed on an ongoing basis. A revision to an accounting estimate is recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if these are also affected. Principal sources of estimation uncertainty have been set forth below. Actual results may differ from estimates.

Critical estimates

Long-lived assets

At March 31, 2025, the Group had €10.92bn of property, plant and equipment long-lived assets, of which €10.67bn were aircraft related. In accounting for long-lived assets, the Group must make estimates about the expected useful lives of the assets and the expected residual values of the assets.

In estimating the useful lives and expected residual values of the aircraft component, the Group considered a number of factors, including its own historic experience and past practices of aircraft disposals, renewal programs, forecasted growth plans, external valuations from independent appraisers, recommendations from the aircraft supplier and manufacturer and other industry-available information.

The Group's estimate of each aircraft's residual value is 15% of market value on delivery, based on independent valuations and actual aircraft disposals during prior periods, and each aircraft's useful life is determined to be 23 years.

Revisions to these estimates could be caused by changes to maintenance programs, changes in utilization of the aircraft, governmental regulations on ageing aircraft, changes in new aircraft technology, changes in governmental and environmental taxes, geopolitical uncertainties, changes in new aircraft fuel efficiency, changing market prices for new and used aircraft of the same or similar types, tariffs and macro economic shocks. The Group therefore evaluates its estimates and assumptions in each reporting period, and, when warranted, adjusts these assumptions. Any adjustments are accounted for on a prospective basis through depreciation expense.

Critical judgements

In the opinion of the Directors, the following significant judgements were exercised in the preparation of the financial statements:

Long-lived assets

On acquisition a judgement is made to allocate an element of the cost of an acquired aircraft to the cost of major airframe and engine overhauls, reflecting its service potential and the maintenance condition of its engines and airframe. This cost, which can equate to a substantial element of the total aircraft cost, is amortized over the shorter of the period to the next maintenance check (usually between 8 and 12 years) or the remaining useful life of the aircraft.

(vii) Basis of consolidation

The consolidated financial statements comprise the financial statements of Ryanair Holdings plc and its subsidiary undertakings as of March 31, 2025. Subsidiaries are entities controlled by Ryanair. Control exists when Ryanair is exposed or has rights to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

All inter-company account balances and any unrealized income or expenses arising from intra-group transactions have been eliminated in preparing the consolidated financial statements.

(viii) Summary of material accounting policies

Accounting for subsidiaries

Subsidiaries are all entities controlled by the Group. The Group controls an entity when it is exposed to (has rights to) variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The results of subsidiary undertakings acquired during the year are included in the consolidated income statement from the date at which control of the entity was obtained. They continue to be included in the consolidated income statement until control ceases.

Foreign currency translation

Items included in the financial statements of each of the Group entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The consolidated financial statements are presented in euro, which is the functional currency of the parent entity and primary Group entities.

Transactions arising in foreign currencies are translated into the respective functional currencies at the rates of exchange in effect at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are re-translated to euro at the rate of exchange prevailing at the reporting date. Non-monetary assets and liabilities denominated in foreign currencies are translated to euro at foreign exchange rates in effect at the dates the transactions were affected. Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on qualifying cash flow hedges, which are recognized in other comprehensive income.

Segment reporting

The Group determines and presents operating segments based on the information that internally is provided to the Group CEO, who is the Company's Chief Operating Decision Maker (CODM).

The Group comprises five separate airlines, Buzz, Lauda Europe ("Lauda"), Malta Air, Ryanair DAC and Ryanair UK. Buzz, Malta Air and Lauda do not individually exceed the quantitative thresholds and accordingly are presented on an aggregate basis as they exhibit similar economic characteristics and their services, activities and operations are sufficiently similar in nature. The results of these operations are included as 'Other Airlines.' The Ryanair DAC segment incorporates all of the Group's operations, except for those included within 'Other Airlines', and is reported as a separate segment as it exceeds the applicable quantitative thresholds for reporting purposes.

The CODM assesses the performance of the business based on the profit after tax of each airline for the reporting period. Resource allocation decisions for all airlines are based on airline performance for the relevant period, with the objective in making these resource allocation decisions being to optimize consolidated financial results.

Income statement classification and presentation

Individual income statement captions have been presented on the face of the income statement, together with additional line items, headings, and sub-totals, where it is determined that such presentation is relevant to an understanding of our financial performance, in accordance with IAS 1, "Presentation of Financial Statements". Exceptional items are those that in management's judgment need to be separately disclosed by virtue of their size, nature or incidence to provide additional information either on a primary statement or in a footnote.

Expenses are classified and presented in accordance with the nature-of-expenses method.

Property, plant and equipment

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditure that is directly attributable to the acquisition of the asset. Cost may also include transfers from other comprehensive income of any gain or loss on qualifying cash flow hedges of foreign currency purchases of property, plant and equipment.

Depreciation is calculated so as to write off the cost, less estimated residual value, of assets on a straight-line basis over their expected useful lives at the following annual rates:

	Rate of Depreciation
Hangar and buildings	3.33 to 5 %
Plant and equipment (excluding aircraft)	20 to 33.3 %
Fixtures and fittings	20 %
Motor vehicles	33.3 %

Aircraft

An element of the cost of an acquired aircraft is attributed on acquisition to its service potential, reflecting the maintenance condition of its engines and airframe. This cost, which can equate to a substantial element of the total aircraft cost, is amortized over the shorter of the period to the next maintenance check (usually between 8 and 12 years for Boeing 737 aircraft) or the remaining life of the aircraft. The costs of subsequent major airframe and engine maintenance checks are capitalized and amortized over the shorter of the period to the next check or the estimated remaining life of the aircraft.

The remaining aircraft components are depreciated over their estimated useful lives to estimated residual values. The estimates of useful lives and residual values at year-end are:

Aircraft Type	Number of Owned Aircraft at March 31, 2025	Useful Life	Residual Value
Boeing 737s *	586	23 years from date of manufacture	15% of market value of new aircraft on delivery, determined periodically

*Including 176 new Boeing 737-8200s

The Group's estimate of each aircraft's residual value is 15% of market value on delivery, based on independent valuations and actual aircraft disposals during prior periods.

Advance and option payments in respect of aircraft purchase commitments and options to acquire aircraft are recorded at cost and are initially recognized in Trade Payables prior to payment. On acquisition of the related aircraft, these payments are included as part of the cost of aircraft and are depreciated from that date. Where the Company receives reimbursements from the supplier in respect of aircraft purchases, they are reflected as a reduction in the cost of the asset.

Rotable spare parts held by the Company are classified as property, plant and equipment if they are expected to be used over more than one period.

Gains and losses on disposal of items of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized on a net basis within other income/(expense) in profit or loss.

The Group evaluates, at the end of each reporting period, whether there is any indication that its aircraft may be impaired. Factors that may indicate potential impairment include, but are not limited to, a significant decrease in the market value of an aircraft based on observable information, a significant change in an aircraft's physical condition and operating or cash flow losses associated with the use of the aircraft.

Aircraft maintenance costs

The accounting for the cost of providing major airframe and certain engine maintenance checks for owned aircraft is described in the accounting policy for property, plant and equipment.

For aircraft held under lease agreements, Ryanair is contractually committed to either return the aircraft in a certain condition or to compensate the lessor based on the actual condition of the airframe, engines and life-limited parts upon return. In order to fulfill such conditions of the lease, maintenance, in the form of major airframe overhaul, engine maintenance checks, and restitution of major life-limited parts, is required to be performed during the period of the lease and upon return of the aircraft to the lessor. The estimated airframe and engine maintenance costs and the costs associated with the restitution of major life-limited parts, are provided for over the lease term for this contractual obligation, based on the present value of the estimated future cost of the major airframe overhaul, engine maintenance checks, and restitution of major life-limited parts, calculated by reference to the number of hours flown or cycles operated during the year. A portion of this provision is offset against the right of use asset, which is immediately depreciated as the liability is incurred as the aircraft is flown. The remaining portion of the provision, relating to normal wear and tear, is charged directly to the income statement.

All other maintenance costs, other than major airframe overhaul, engine maintenance checks, and restitution of major life-limited parts costs associated with leased aircraft, are expensed as incurred.

Intangible assets - landing rights

Intangible assets acquired are recognized to the extent it is considered probable that expected future benefits will flow to the Company and the associated costs can be measured reliably. Landing rights acquired as part of a business combination are capitalized at fair value at that date and are not amortized, where those rights are considered to be indefinite. The carrying values of those rights are reviewed for impairment at each reporting date and are subject to impairment testing when events or changes in circumstances indicate that carrying values may not be recoverable. No impairment to the carrying values of the Company's intangible assets has been recorded to date.

Financial assets: cash > 3 months

Other financial assets comprise cash deposits of greater than three months' maturity at commencement. All amounts are categorized as amortized cost and are recognized initially at fair value and then subsequently are measured at amortized cost, using the effective interest method in the balance sheet.

Derivative financial instruments

The Group uses various derivative financial instruments to manage its exposure to market risks, including the risks relating to fluctuations in commodity prices and currency exchange rates. Ryanair uses forward swap contracts and options for the purchase of its jet fuel (jet kerosene) and forward contracts for carbon credit (Emission Trading Scheme) requirements to reduce its exposure to commodity price risk. It also uses foreign currency forward contracts to reduce its exposure to risks related to foreign currencies, principally the U.S. dollar exposure associated with the purchase of new Boeing 737-8200 aircraft and the U.S. dollar exposure associated with the purchase of jet fuel.

The Group's derivative financial instruments are measured at fair value and recognised as either assets or liabilities in its consolidated balance sheet.

All derivatives are designated as cash flow hedges on inception. With the exception of the time value of jet fuel call options, all gains and losses are taken to other reserves. The time value of jet fuel call options is excluded from the designated hedging instrument, with movements in time value recognised in the income statement. At March 31, 2025, a net asset of €87m (2024: net asset of €144m) was recognised on balance sheet in respect of the Group's foreign currency derivative instruments associated with future jet fuel purchases and aircraft additions, and a net liability of €205m (2024: net asset of €27m) was recognised in respect of its commodity derivative instruments associated with fuel and carbon operating expenses.

In determining the hedge effectiveness of derivative instruments used to hedge Ryanair's fuel requirements, there is significant judgement involved in assessing whether the volumes of jet fuel hedged are still expected to be highly probable forecast transactions. Specifically, significant judgement is required in respect of the assumptions related to the future number of sectors and sector length. All of these assumptions impact upon forecast fuel consumption, and changes to these assumptions could have a significant effect on the assessment of hedge effectiveness.

In respect of foreign currency hedge effectiveness for future aircraft purchases, there is a high degree of judgement involved in assessing whether the future aircraft payments are still considered highly probable of occurring, and the timing of these future payments for aircraft. The timing of future payments for aircraft is dependent on the aircraft manufacturer's ability to meet forecast aircraft delivery schedules.

As at March 31, 2025 the Group had entered into jet fuel forward swap contracts covering approximately 77% of its estimated requirements for FY26. The Group believes these hedges to be effective for hedge accounting purposes.

Trade and other receivables and payables

Trade and other receivables and payables are stated on initial recognition at fair value plus any incremental direct costs and subsequently at amortized cost, net (in the case of receivables) of any impairment losses, which approximates fair value given the short-dated nature of these assets and liabilities.

Cash and cash equivalents

Cash represents cash held at banks and available on demand and is categorized for measurement purposes as amortized cost.

Cash equivalents are money market funds and other current asset investments (other than cash) that are readily convertible into known amounts of cash, typically cash deposits of more than one day but less than three months at the date of purchase. Deposits with maturities greater than three months but less than one year are recognized as short-term investments, are measured at amortized cost and are carried initially at fair value and then subsequently at amortized cost, using the effective-interest method.

EU Emissions Trading System and UK Emissions Trading Scheme ("ETS")

The EU Emissions Trading System and UK Emissions Trading Scheme ("ETS"), are cap-and-trade systems for CO_2 emissions to encourage industries to improve their CO_2 efficiency. On an annual basis, the Group surrenders allowances, received via a mixture of free allocations from governing bodies and carbon credits purchased in the external market, to cover carbon emissions. The Group recognizes the cost associated with the purchase of carbon credits as part of the ETS as an expense in the income statement within 'Operating expenses – fuel and oil'. This expense is recognized in line with fuel consumed during the fiscal year as the Group's carbon emissions and fuel consumptions are directly linked.

ETS allowances are recognized and measured at cost, as follows:

a)   Allowances received from governing bodies for free – a nil amount is recognized.

b)   Carbon credits purchased in the external market – are recognized at their purchase price as a prepayment and are presented within 'Other assets' on the Group's balance sheet.

A liability is recognized when carbon emissions produced exceed the allowances received from governing bodies. These excess emissions produced by the Group are measured at fair value, reflecting the expenditure required to settle the present obligation at the reporting date. The liability is presented within 'Accrued expenses and other liabilities' on the Group's balance sheet.

In the Consolidated Statement of Cash Flows, ETS allowances purchased are reflected within operating activities as an increase in other assets.

As noted on pages 296 and 297, the Group's fuel risk management policy includes hedging of ETS exposures. The Group had purchased sufficient carbon credits to satisfy the FY25 emissions and as such, the cost of emissions is not deemed to represent a major source of estimation uncertainty.

Interest-bearing loans and borrowings

All loans and borrowings are initially recorded at fair value, being the fair value of the consideration received, net of attributable transaction costs. Subsequent to initial recognition, non-current interest-bearing loans are measured at amortized cost, using the effective interest rate methodology.

Leases

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains a lease, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Group uses the definition of a lease in IFRS 16.

Right of use assets and lease liabilities are recognized based on the present value of the future lease payments over the lease term at commencement date. In determining the net present value of lease payments, the Group uses its incremental borrowing rate based on information available at the lease commencement date. The right of use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for lease payments made at or before the commencement date, plus any initial direct costs incurred.

The Group recognizes a depreciation charge for right of use assets on a straight-line basis over the lease term within depreciation expenses, and an interest expense on lease liabilities within finance expenses in the Group's consolidated income statement. In addition, the right of use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is measured at amortized cost using the effective interest method. The interest rate implicit in the lease cannot be readily determined, and therefore the incremental borrowing rate of the Group has been used. The incremental borrowing rate is determined by reference to the borrowing rate the Group would be offered if it took out a securitized loan from a third-party financial institution for a similar amount and similar period. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, or if there is a change in the Group's estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension or termination option, if there is a revised in-substance fixed lease payment or if there is a contract modification. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right of use asset or is recorded in profit or loss if the carrying amount of the right of use asset has been reduced to zero.

The Group has lease agreements for aircraft with lease and non-lease components, which the Group has elected to account for as a single lease component.

The Group has elected to take the short-term lease exemption and, therefore, does not recognize a right of use asset or corresponding liability for lease arrangements with an original term of 12 months or less. Lease payments associated with short-term leases are recognized in the Group's consolidated income statement on a straight-line basis over the lease term.

The Group has elected to take the low value lease exemption and, therefore, does not recognize a right of use asset or corresponding liability for lease arrangements for which the underlying value is of low value. Lease payments associated with these leases are recognized in the Group's consolidated income statement on a straight-line basis over the lease term.

Provisions and contingencies

A provision is recognized in the balance sheet when there is a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefit will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future outflow at a pre-tax rate that reflects current market assessments of the time value of money and, when appropriate, the risks specific to the liability.

The Group assesses the likelihood of any adverse outcomes to contingencies, as well as probable losses. We record provisions for such contingencies when it is probable that a liability will be incurred and the amount of the loss can be reasonably estimated. A contingent liability is disclosed where the existence of the obligation will only be confirmed by future events, or where the amount of the obligation cannot be measured with reasonable reliability. Provisions are re-measured at each reporting date based on the best estimate of the settlement amount.

Revenues

Scheduled revenues relate to the sale of flight seats and associated direct flight fees, including baggage fares and change fees. Scheduled revenues are measured at the amount paid by the passenger, net of taxes, and recognized within unearned revenue at the time of booking. Scheduled revenues are recognized within the income statement at the point in time when the flight service is provided (i.e. when the flight takes place).

Ancillary revenues relate to activities connected with the flight service, including priority boarding, allocated seating and in-flight sales of merchandise. These services are recognized when the performance obligations have been satisfied which, as the majority of the ancillary services are related to passenger flight travel, is at the point in time when the flight service is provided.

The Group has determined it is an agent in relation to associated flight services including car hire, travel insurance, accommodation, airport transfer and parking and airport fast track services as the obligation is to arrange for the services to be provided by a third party and therefore revenue is mainly recognized at the point in time when the service is arranged. This is predominately at the time of booking by the passenger.

Where a flight is cancelled, a passenger is entitled to a cash refund, a voucher for a future flight, or to re-schedule the cancelled flight. Additionally, gift vouchers may be purchased by passengers. Where a voucher is issued, a liability for the amount paid by the passenger is recognized in full and held within unearned revenue until the voucher is utilized against a future flight, when it expires, or when it is probable that it will expire unexercised.

Accordingly, unearned revenue, which is presented as a contract liability within the balance sheet, represents flight seats sold but not yet flown and where a voucher for a future flight has been issued. Unearned revenue is included in accrued expenses and other liabilities.

Where the Group expects to refund some, or all, of the amount paid for a flight service, for instance where a flight is cancelled, a refund liability is recognized for the full amount payable. This is recognized within unearned revenue and included in accrued expenses and other liabilities.

Share-based payments

The Company engages in equity-settled, share-based payment transactions in respect of services received from certain employees as part of the Option Plan 2013 and the LTIP 2019 (collectively "equity settled transactions"). The fair value of the services received is measured by reference to the fair value of the equity settled transactions on the date of the grant. The grant measurement date is the date that a shared understanding of the terms of the award is established between the Company and the employee. The cost of the employee services received in respect of the equity settled transactions granted is recognized in the income statement over the period that the services are received, which is the vesting period, with a corresponding increase in equity. To the extent that service is provided prior to the grant measurement date, the fair value of the equity settled transaction is initially estimated and re-measured at each reporting date until the grant measurement date is achieved. The fair value of the market conditions related to equity settled transactions granted is determined using a binomial lattice option-pricing model, which takes into account the exercise price of the equity settled transactions, the current share price, the risk-free interest rate, the expected volatility of the Ryanair Holdings plc share price over the life of the equity settled transaction, employee early exercise behavior and other relevant factors. Non-market vesting conditions are included in the assumptions about the number of equity settled transactions that are expected to vest. At each reporting date, the Company revises its estimates of the number of options/conditional shares that are likely to vest as a result of non-market conditions. Where the share-based payments give rise to the issue of new share capital, the proceeds received by the Company are credited to share capital (nominal value) and share premium (where applicable) when the share entitlements are exercised.

The Group recognizes the effect of modifications that increase the total fair value of the share-based payment arrangement. The incremental fair value granted is included in the measurement of the amount recognized for services received over the period from the modification date until the date when the modified equity-settled share-based payments transactions vest.

Taxation

Income tax on the profit or loss for the year comprises current and deferred tax. It is recognized in the income statement except to the extent that it relates to items recognized directly in equity or other comprehensive income ("OCI"). The Group has determined that the interest and penalties related to uncertain income tax treatments do not meet the definition of income taxes, and therefore accounted for them under IAS 37 - Provisions, Contingent Liabilities and Contingent Assets.

Current Tax

Current tax comprises the expected tax payable and receivable on the taxable income or loss for the year and any adjustment to the tax payable or receivable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. It is measured using tax rates enacted or substantively enacted at the reporting date. Current tax also includes any tax arising from dividends. Current tax assets and liabilities are offset only if certain criteria are met.

Deferred Tax

Deferred income tax is provided, using the liability method, on temporary differences arising from the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined using tax rates and legislation enacted or substantively enacted by the reporting date and expected to apply when the temporary differences reverse. Deferred income tax is not recognized in relation to tax laws that implement the Pillar Two model rules published by the Organisation for Economic Co-operation and Development, including tax law that implements qualified domestic minimum top-up taxes under those rules.

The following temporary differences are not provided for: (i) the initial recognition of assets and liabilities that effect neither accounting nor taxable profit and (ii) differences relating to investments in subsidiaries to the extent that it is probable they will not reverse in the future.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which temporary differences can be utilized. The carrying amounts of deferred tax assets are reviewed at each reporting date and reduced to the extent that it is no longer probable that a sufficient taxable profit will be available to allow all or part of the deferred tax asset to be realized.

Tax liabilities are based on the best estimate of the likely obligation at each reporting period. These estimates are subject to revision based on the outcome of tax audits and discussions with revenue authorities that can take several years to conclude.

Social insurance, passenger taxes and sales taxes

Social insurance, passenger taxes and sales taxes are recorded as a liability based on laws enacted in the jurisdictions to which they relate. Liabilities are recorded when an obligation has been incurred.

Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects. When share capital recognized as equity is repurchased, the amount of consideration paid, which includes any directly attributable costs, net of any tax effects, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented as a deduction from total equity, until they are canceled.

Dividend distributions are recognized as a liability in the period in which the dividends are approved by the Company's shareholders.

2. Property, plant and equipment

	Aircraft	Hangar and Buildings	Plant and Equipment	Fixtures and Fittings	Motor Vehicles	Total
	€M	€M	€M	€M	€M	€M
Year ended March 31, 2025						
Cost						
At March 31, 2024	16,422.1	204.5	144.9	94.3	3.6	16,869.4
Additions in year	1,175.2	19.1	22.1	11.2	0.2	1,227.8
Disposals in year	(528.3)	–	–	(7.3)	–	(535.6)
At March 31, 2025	17,069.0	223.6	167.0	98.2	3.8	17,561.6
Depreciation						
At March 31, 2024	5,809.8	48.6	81.9	78.5	3.6	6,022.4
Charge for year	1,118.2	6.4	16.6	9.8	0.1	1,151.1
Eliminated on disposal	(528.3)	–	–	(7.3)	–	(535.6)
At March 31, 2025	6,399.7	55.0	98.5	81.0	3.7	6,637.9
Net book value						
At March 31, 2025	10,669.3	168.6	68.5	17.2	0.1	10,923.7

	Aircraft	Hangar and Buildings	Plant and Equipment	Fixtures and Fittings	Motor Vehicles	Total
	€M	€M	€M	€M	€M	€M
Year ended March 31, 2024						
Cost						
At March 31, 2023	15,124.8	155.3	148.3	92.0	5.4	15,525.8
Additions in year	2,073.6	49.3	23.9	12.3	0.1	2,159.2
Supplier Reimbursements (Note 11)*	(226.8)	–	–	–	–	(226.8)
Disposals in year	(549.5)	(0.1)	(27.3)	(10.0)	(1.9)	(588.8)
At March 31, 2024	16,422.1	204.5	144.9	94.3	3.6	16,869.4
Depreciation						
At March 31, 2023	5,393.0	43.2	93.8	81.5	5.4	5,616.9
Charge for year	966.3	5.5	15.4	7.0	0.1	994.3
Eliminated on disposal	(549.5)	(0.1)	(27.3)	(10.0)	(1.9)	(588.8)
At March 31, 2024	5,809.8	48.6	81.9	78.5	3.6	6,022.4
Net book value						
At March 31, 2024	10,612.3	155.9	63.0	15.8	–	10,847.0

	Aircraft	Hangar and Buildings	Plant and Equipment	Fixtures and Fittings	Motor Vehicles	Total
	€M	€M	€M	€M	€M	€M
Year ended March 31, 2023						
Cost						
At March 31, 2022	13,725.8	134.9	138.6	85.4	5.3	14,090.0
Additions in year	1,747.0	20.4	9.8	6.6	0.1	1,783.9
Supplier Reimbursements (Note 11)*	(127.5)	–	–	–	–	(127.5)
Disposals in year	(220.5)	–	(0.1)	–	–	(220.6)
At March 31, 2023	15,124.8	155.3	148.3	92.0	5.4	15,525.8
Depreciation						
At March 31, 2022	4,795.0	39.3	78.9	76.5	5.2	4,994.9
Charge for year	815.5	3.9	14.8	4.8	0.2	839.2
Eliminated on disposal	(217.5)	–	0.1	0.2	–	(217.2)
At March 31, 2023	5,393.0	43.2	93.8	81.5	5.4	5,616.9
Net book value						
At March 31, 2023	9,731.8	112.1	54.5	10.5	–	9,908.9

At March 31, 2025, aircraft with a net book value of €nil (2024: €nil; 2023: €102m) were mortgaged to lenders as security for loans.

*Reimbursements related to reasonable, and fair, compensation agreed with Boeing for the delivery delay of the Boeing 737-8200 aircraft and is recorded as a reduction in PPE above.

3. Right of use assets & lease liabilities

Leases under IFRS 16 recognized in Consolidated Income Statement	Year ended March 31,		
	2025	2024	2023
	€M	€M	€M
Interest on lease liabilities	9.0	8.8	6.8
Depreciation charge	63.3	65.2	84.0
Lease charge for the year	**72.3**	**74.0**	**90.8**

Right of use-assets	At March 31,		
	2025	2024	2023
Balance at beginning of year	166.5	209.1	133.7
Depreciation charge for the year	(63.3)	(65.2)	(84.0)
Additions	22.8	22.6	47.2
Modification of leases*	22.5	—	112.2
Balance at end of year	**148.5**	**166.5**	**209.1**

Lease Liabilities	At March 31,		
	2025	2024	2023
Balance at beginning of year	164.6	206.3	138.3
Additions	—	—	9.9
Financing cash outflows from lease liabilities	(46.9)	(51.5)	(58.9)
Interest expense	9.0	8.8	6.8
Modification of leases*	22.5	—	112.2
Exchange movements	(0.1)	1.0	(2.0)
Balance at end of year	**149.1**	**164.6**	**206.3**

Lease Liabilities	At March 31,		
	2025	2024	2023
Current lease liability	37.7	39.4	43.2
Non-current lease liability	111.4	125.2	163.1
Total lease liabilities at end of year	**149.1**	**164.6**	**206.3**

A maturity analysis of our lease liabilities as at March 31, 2025 has been disclosed within Note 11.
* Relates to the extension of 3 Airbus A320 leases during FY25 and 24 Airbus A320 leases during FY23.

4. Intangible assets

Landing rights	At March 31,		
	2025	2024	2023
	€M	€M	€M
Balance at beginning of year	146.4	146.4	146.4
Balance at end of year	146.4	146.4	146.4

Landing slots were acquired with the acquisition of Buzz Stansted Limited in April 2003 and Lauda in FY19.

As these landing slots have no expiry date and are expected to be used in perpetuity, they are considered to be of indefinite life and accordingly are not amortized. The Company also considers that there has been no impairment of the value of these rights to date. The recoverable amount of these rights has been determined on a value-in-use basis, using discounted cash flow projections for a twenty year period for each route that has an individual landing right. The calculation of value-in-use is most sensitive to the operating margin and discount rate assumptions. Operating margins are based on the existing margins generated from these routes and adjusted for any known trading conditions. The trading environment is subject to both regulatory and competitive pressures that can have a material effect on the operating performance of the business. Foreseeable events, however, are unlikely to result in a change of projections of a significant nature so as to result in the landing rights' carrying amounts exceeding their recoverable amounts. These projections have been discounted based on the estimated discount rate applicable to the asset of approximately 9% for 2025, 11% for 2024 and 13% for 2023.

5. Inventories

	At March 31,		
	2025	2024	2023
	€M	€M	€M
Consumables	4.6	6.2	6.0

6. Other assets

	At March 31,		
	2025	2024	2023
	€M	€M	€M
Prepayments and other assets*	2,107.6	1,451.9	1,037.2
Interest receivable	4.8	6.7	10.3
	2,112.4	1,458.6	1,047.5

*Included in prepayments and other assets are amounts due after 1 year of approximately €262m (2024: €183m; 2023: €169m). Prepayments include €1,330m (2024: €920m; 2023: €514m) pertaining to EU ETS carbon credits to be utilized within 1 year.

7. Trade receivables

	At March 31,		
	2025	**2024**	**2023**
	€M	**€M**	**€M**
Trade receivables	73.5	76.4	59.7
	73.5	76.4	59.7

All amounts fall due within one year.

There has been no change to the allowance for impairment during the year (2024: €nil 2023: €nil). There were no bad debt write-offs in the year (2024: €nil; 2023: €nil).

At March 31, 2025, €10m (2024: €13m; 2023: €5m) of the accounts receivable balance were past due, of which €nil (2024: €nil; 2023: €nil) was impaired. The expected credit loss was considered immaterial.

8. Restricted cash

Restricted cash consists of approximately €23m (2024: €6m; 2023: €20m) placed in escrow accounts for certain legal cases and appeals (which accounts for the majority of the balance).

9. Trade payables

	At March 31,		
	2025	**2024**	**2023**
	€M	**€M**	**€M**
Trade payables - Current	702.0	792.2	1,065.5
	702.0	792.2	1,065.5

Trade payables primarily relates to amounts that are payable at various dates in the three months after the end of the financial year in accordance with the creditors' usual and customary credit terms.

10.   Accrued expenses and other liabilities

	At March 31,		
	2025	**2024**	**2023**
	€M	**€M**	**€M**
Accruals	1,953.5	1,603.1	1,276.6
Indirect tax and duties	793.7	725.5	720.4
Unearned revenue (contract liabilities)	3,432.2	2,899.0	2,786.5
	6,179.4	5,227.6	4,783.5

Contract liabilities comprise:

	At March 31,		
	2025	**2024**	**2023**
	€M	**€M**	**€M**
Opening contract liabilities	2,899.0	2,786.5	1,554.2
Revenue deferred during the year	13,637.4	12,840.8	11,343.0
Revenue recognized during the year	(13,104.2)	(12,728.3)	(10,110.7)
Closing contract liabilities	3,432.2	2,899.0	2,786.5

Indirect tax and duties comprise:

	At March 31,		
	2025	**2024**	**2023**
	€M	**€M**	**€M**
PAYE (payroll taxes)	39.4	31.6	22.5
Other tax (principally air passenger duty in various countries)	754.3	693.9	697.9
	793.7	725.5	720.4

Creditors for tax and social insurance are payable in the timeframe set out in the relevant legislation.

11.   Financial instruments – Fair values and risk management

The Company utilizes financial instruments to reduce exposures to market risks throughout its business. Borrowings, cash and cash equivalents and liquid investments are used to finance the Company's operations. The Company uses derivative financial instruments, principally jet fuel derivatives, options and forward foreign exchange contracts to manage commodity risks and currency exposures and to achieve the desired profile of fixed and variable rate borrowings and leases in appropriate currencies. It is the Company's policy that no speculative trading in financial instruments shall take place.

The main risks attaching to the Company's financial instruments, the Company's strategy and approach to managing these risks, and the details of the derivatives employed to hedge against these risks have been disclosed in this note.

(a)   Accounting classifications and fair values

The following tables show the carrying amounts and fair values of financial assets and financial liabilities, by class and category, as at March 31, 2025, 2024 and 2023. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value (including cash and cash equivalents, financial assets: cash > 3 months, restricted cash, trade receivables, trade payables and accrued expenses).

The carrying value and fair value of the Company's financial assets by class and category at March 31, 2025, 2024 and 2023 were as follows:

	Assets at Amortized Cost	Cash-Flow Hedges	Fair value through Profit & Loss	Total Carrying Value	Total Fair Value
	€M	€M	€M	€M	€M
At March 31, 2025					
Cash and cash equivalents	3,863.3	−	−	3,863.3	
Financial asset: cash > 3 months	100.1	−	−	100.1	
Restricted cash	23.1	−	−	23.1	
Derivative financial instruments:					
- U.S. dollar currency forward contracts	−	90.2	−	90.2	90.2
- Jet fuel & carbon derivative contracts	−	19.6	−	19.6	19.6
Trade receivables	73.5	−	−	73.5	
Total financial assets at March 31, 2025	4,060.0	109.8	−	4,169.8	109.8

	Assets at Amortized Cost	Cash-Flow Hedges	Fair value through Profit & Loss	Total Carrying Value	Total Fair Value
	€M	€M	€M	€M	€M
At March 31, 2024					
Cash and cash equivalents	3,875.4	−	−	3,875.4	
Financial asset: cash > 3 months	237.8	−	−	237.8	
Restricted cash	6.4	−	−	6.4	
Derivative financial instruments:					
- U.S. dollar currency forward contracts	−	147.2	−	147.2	147.2
- Jet fuel & carbon derivative contracts	−	205.6	−	205.6	205.6
- Jet fuel options	−	−	−	−	
- Cross-currency swaps	−	−	−	−	
Trade receivables	76.4	−	−	76.4	
Total financial assets at March 31, 2024	4,196.0	352.8	−	4,548.8	352.8

	Assets at Amortized Cost	Cash-Flow Hedges	Fair value through Profit & Loss	Total Carrying Value	Total Fair Value
	€M	€M	€M	€M	€M
At March 31, 2023					
Cash and cash equivalents	3,599.3	−	−	3,599.3	
Financial asset: cash > 3 months	1,056.2	−	−	1,056.2	
Restricted cash	19.5	−	−	19.5	
Derivative financial instruments:					
- U.S. dollar currency forward contracts	−	279.4	−	279.4	279.4
- Jet fuel & carbon derivative contracts	−	49.6	−	49.6	49.6
- Jet fuel options	−	14.1	−	14.1	14.1
- Cross-currency swaps	−	3.6	−	3.6	3.6
Trade receivables	59.7	−	−	59.7	
Total financial assets at March 31, 2023	4,734.7	346.7	−	5,081.4	346.7

The carrying values and fair values of the Company's financial liabilities by class and category were as follows:

	Liabilities at Amortized Cost	Cash-Flow Hedges	Fair value through Profit & Loss	Total Carrying Value	Total Fair Value
	€M	€M	€M	€M	€M
At March 31, 2025					
Current maturities of debt	848.4	—	—	848.4	850.3
Non-current maturities of debt	1,685.2	—	—	1,685.2	1,661.4
Derivative financial instruments:					
-U.S. dollar currency forward contracts	—	2.7	—	2.7	2.7
-Jet fuel & carbon derivative contracts	—	224.5	—	224.5	224.5
Trade payables (Current)	702.0	—	—	702.0	
Accrued expenses	1,953.5	—	—	1,953.5	
Lease liabilities - right of use	149.1	—	—	149.1	
Total financial liabilities at March 31, 2025	5,338.2	227.2	—	5,565.4	2,738.9

	Liabilities at Amortized Cost	Cash-Flow Hedges	Fair value through Profit & Loss	Total Carrying Value	Total Fair Value
	€M	€M	€M	€M	€M
At March 31, 2024					
Current maturities of debt	50.0	—	—	50.0	50.0
Non-current maturities of debt	2,532.2	—	—	2,532.2	2,460.3
Derivative financial instruments:					
-U.S. dollar currency forward contracts	—	3.3	—	3.3	3.3
-Jet fuel & carbon derivative contracts	—	178.8	—	178.8	178.8
Trade payables (Current)	792.2	—	—	792.2	
Accrued expenses	1,603.1	—	—	1,603.1	
Lease liabilities - right of use	164.6	—	—	164.6	
Total financial liabilities at March 31, 2024	5,142.1	182.1	—	5,324.2	2,692.4

	Liabilities at Amortized Cost	Cash-Flow Hedges	Fair value through Profit & Loss	Total Carrying Value	Total Fair Value
	€M	€M	€M	€M	€M
At March 31, 2023					
Current maturities of debt	1,056.7	—	—	1,056.7	1,051.7
Non-current maturities of debt	2,853.2	—	—	2,853.2	2,740.7
Derivative financial instruments:					
-U.S. dollar currency forward contracts	—	48.0	—	48.0	48.0
-Jet fuel & carbon derivative contracts	—	349.8	—	349.8	349.8
Trade payables (Current)	1,065.5	—	—	1,065.5	
Trade payables (Non-current)	—	—	—	—	
Accrued expenses	1,276.6	—	—	1,276.6	
Lease liabilities - right of use	206.3	—	—	206.3	
Total financial liabilities at March 31, 2023	6,458.3	397.8	—	6,856.1	4,190.2

(b)   Measurement of fair values

Valuation techniques

Financial instruments measured at fair value in the balance sheet are categorized by the type of valuation method used.

The different valuation levels are defined as follows:

- Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group can access at the measurement date.

- Level 2: Inputs other than quoted prices included within Level 1 that are observable for that asset or liability, either directly or indirectly.

- Level 3: Significant unobservable inputs for the asset or liability.

The following paragraphs describe the valuation techniques used in measuring Level 2 fair values for each material class of financial instruments in the consolidated balance sheet, as well as the significant unobservable inputs used.

Financial instruments measured at fair value

Derivatives – interest rate swaps: Discounted cash flow analyses have been used to determine their fair value, taking into account current market inputs and rates. The Group's credit risk and counterparty's credit risk is taken into account when establishing fair value (Level 2).

Derivatives – currency forwards, jet fuel forward swap contracts and carbon contracts: A comparison of the contracted rate to the market rate for contracts providing a similar risk profile at March 31, 2025 has been used to establish fair value. The Group's credit risk and counterparty's credit risk is taken into account when establishing fair value (Level 2).

Derivatives – jet fuel call options: The fair value of jet fuel call options is determined based on standard option pricing valuation models (Level 2).

Financial instruments not measured at fair value

Long-term debt: The repayments which Ryanair is committed to make have been discounted at the relevant market rates of interest applicable (including credit spreads) at the relevant reporting year end date to arrive at a fair value representing the amount payable to a third party to assume the obligations.

Trade payables: The value of trade payables has not been discounted as the effects of discounting would not be material.

	Level 1 €M	Level 2 €M	Level 3 €M	Total €M
At March 31, 2025				
Derivative assets measured at fair value for risk management purposes				
U.S. dollar currency forward contracts	–	90.2	–	90.2
Jet fuel & carbon derivative contracts	–	19.6	–	19.6
	–	109.8	–	109.8
Derivative liabilities measured at fair value for risk management purposes				
U.S. currency forward contracts	–	2.7	–	2.7
Jet fuel & carbon derivative contracts	–	224.5	–	224.5
	–	227.2	–	227.2
Financial liabilities not measured at fair value				
Debt	–	2,511.7	–	2,511.7
	–	2,511.7	–	2,511.7
Total	–	2,848.7	–	2,848.7

	Level 1 €M	Level 2 €M	Level 3 €M	Total €M
At March 31, 2024				
Derivative assets measured at fair value for risk management purposes				
U.S. dollar currency forward contracts	–	147.2	–	147.2
Cross-currency swaps	–	–	–	–
Jet fuel & carbon derivative contracts	–	205.6	–	205.6
	–	352.8	–	352.8
Derivative liabilities measured at fair value for risk management purposes				
U.S. currency forward contracts	–	3.3	–	3.3
Jet fuel & carbon derivative contracts	–	178.8	–	178.8
	–	182.1	–	182.1
Financial liabilities not measured at fair value				
Debt	–	2,510.3	–	2,510.3
	–	2,510.3	–	2,510.3
Total	–	3,045.2	–	3,045.2

	Level 1 €M	Level 2 €M	Level 3 €M	Total €M
At March 31, 2023				
Derivative assets measured at fair value for risk management purposes				
U.S. dollar currency forward contracts	–	279.4	–	279.4
Jet fuel & carbon derivative contracts	–	63.7	–	63.7
Cross-currency swaps	–	3.6	–	3.6
	–	346.7	–	346.7
Derivative liabilities measured at fair value for risk management purposes				
U.S. currency forward contracts	–	48.0	–	48.0
Jet fuel & carbon derivative contracts	–	349.8	–	349.8
	–	397.8	–	397.8
Financial liabilities not measured at fair value				
Debt	–	3,792.4	–	3,792.4
	–	3,792.4	–	3,792.4
Total	–	4,536.9	–	4,536.9

Transfers between Levels 1 and 2 and transfers out of Level 3

During the years ended March 31, 2025, 2024 and 2023 there were no transfers between Level 1 and Level 2 fair-value measurements, and no transfers into or out of Level 3 fair-value measurement.

(c)   Financial risk management

Risk management framework

The Audit Committee has responsibility for monitoring the treasury policies and procedures of the Group, which include controls over the procedures used to manage the main financial risks arising from the Group's operations. Such risks comprise market risks including commodity price, foreign exchange and interest rate risks, credit risk and liquidity risk. The Group uses various derivative financial instruments to manage its exposure to market risks, including the risks relating to fluctuations in commodity prices and currency exchange rates. Ryanair uses forward swap contracts and call options for the purchase of its jet fuel (jet kerosene) and carbon credit (Emission Trading System) requirements to reduce its exposure to commodity price risk. It also uses foreign currency forward contracts to reduce its exposure to risks related to foreign currencies, principally the U.S. dollar exposure associated with the purchase of new Boeing 737 aircraft and the U.S. dollar exposure associated with the purchase of jet fuel. At March 31, 2025 all derivatives are designated as cash flow hedges. With the exception of the time value of jet fuel call options, all gains and losses are taken to other reserves. The time value of jet fuel call options is excluded from the designated hedging instrument, with movements in time value recognized in the income statement.

Market risk

Ryanair is exposed to market risks relating to fluctuations in commodity prices, interest rates and currency exchange rates. The objective of financial risk management at Ryanair is to minimize the impact of commodity price, interest rate and foreign exchange rate fluctuations on the Company's earnings, cash flows and equity.

The Group uses derivatives to manage market risks. All such transactions are carried out within the guidelines set by the Audit Committee. Generally, the Group seeks to apply hedge accounting to manage volatility in profit or loss.

Currency risk

The Group is exposed to foreign currency risk to the extent that there is a mismatch between the currencies in which sales, purchases, receivables and borrowings are denominated and the respective functional currencies of Group companies. The functional currencies of Group companies is the euro. The main currencies in which non-euro transactions occur giving rise to foreign currency risk are primarily denominated in U.S. dollars and UK pounds sterling.

The Company manages this risk by typically matching UK pounds sterling revenues against UK pounds sterling costs. Surplus UK pounds sterling revenues are sometimes used to fund forward foreign exchange contracts to hedge U.S. dollar currency exposures that arise in relation to fuel, maintenance, aviation insurance, and capital expenditure costs and typically UK pounds sterling are converted into euro. Additionally, the Group swaps euro for U.S. dollars using forward currency contracts to cover any expected U.S. dollar outflows for these costs. From time to time, the Company also swaps UK pounds sterling for euro using forward currency contracts to hedge expected future surplus UK pounds sterling. From time to time the Group also enters into cross-currency interest rate swaps to hedge against fluctuations in foreign exchange rates and interest rates in respect of U.S. dollar denominated borrowings.

Forward currency contracts are designated as cash flow hedges of forecasted U.S. dollar payments and have been determined to be highly effective in offsetting variability in future cash flows arising from the fluctuation in the U.S. dollar and euro exchange rates for the forecasted U.S. dollar purchases.

In these hedge relationships, the main sources of ineffectiveness are changes in the timing of the hedged transactions. The Group recorded a hedge ineffectiveness loss of €nil on ineffective currency cash flow hedges for FY25 (FY24: €nil, FY23: €nil).

Exposure to currency risk

The summary quantitative data about the Group's exposure to currency risk as reported to the management of the Group is as follows:

		At March 31,							
	2025			2024			2023		
	GBP	U.S.$	Euro €	GBP	U.S.$	Euro €	GBP	U.S.$	Euro €
	£M	$M	€M	£M	$M	€M	£M	$M	€M
Monetary assets									
UK pounds sterling cash and liquid resources	90.5	–	108.1	55.6	–	65.1	78.1	–	88.8
U.S. Dollar cash and liquid resources	–	737.6	681.9	–	785.5	727.8	–	671.3	619.3
	90.5	737.6	790.0	55.6	785.5	792.9	78.1	671.3	708.1

		At March 31,							
	2025			2024			2023		
	GBP	U.S.$	Euro €	GBP	U.S.$	Euro €	GBP	U.S.$	Euro €
	£M	$M	€M	£M	$M	€M	£M	$M	€M
Monetary liabilities									
U.S. dollar long term debt*	–	–	–	–	–	–	–	280.8	259.1
Pre-delivery payments due to Boeing	–	215.0	198.8	–	–	–	–	669.2	617.4
	–	215.0	198.8	–	–	–	–	950.0	876.5

*During the FY22, the Group issued non-interest-bearing promissory notes to the value of approximately €230m (U.S.$250m) in settlement of certain aircraft trade payables. These were non-cash settled in full during FY24.

The following exchange rates have been applied:

	€	£	$
March 31, 2023	1.0000	0.8791	1.0839
March 31, 2024	1.0000	0.8548	1.0793
March 31, 2025	1.0000	0.8371	1.0817

The notional principal amounts of forward foreign exchange contracts are as follows:

	At March 31,		
	2025	2024	2023
	€M	€M	€M
Within Year 1	4,299.3	4,403.6	5,873.1
Greater than 1 Year	1,141.2	447.9	1,203.5
Total	5,440.5	4,851.5	7,076.6

The notional principle amount of outstanding forward foreign exchange contracts at March 31, 2025 are treated as cash flow hedges to hedge jet fuel, capital expenditure and maintenance contracts in U.S. dollars. As at March 31, 2025 the hedged U.S. dollar rate was approximately U.S.$1.11 to €1.00.

Sensitivity analysis

If the rate fell by 10% outstanding foreign currency-denominated financial assets and financial liabilities at March 31, 2025 would have a positive impact of €77m on the income statement (net of tax) (2024: €77m; 2023: €46m) and a negative impact of €63m on the income statement (net of tax) (2024: €63m; 2023: €38m) if the rate increased by 10%. The same movement of 10% in foreign currency exchange rates would have a positive €518m impact (net of tax) on equity if the rate fell by 10% and a negative €424m impact (net of tax) if the rate increased by 10% (2024: €501m positive or €410m negative; 2023: €677m positive or €544m negative).

Interest rate risk

The Group's objective for interest rate risk management is to reduce interest-rate risk by matching a proportion of floating rate assets with floating rate liabilities, and using financial instruments, which lock in interest rates on debt, when appropriate. Floating interest rates on financial liabilities are referenced to European interbank interest rates (EURIBOR). Secured long-term debt and interest rate swaps typically re-price on a quarterly basis. The Group uses current interest rate settings on existing floating rate debt at each year-end to calculate contractual cash flows. Fixed interest rates on financial liabilities are fixed for the duration of the underlying structures.

In previous years the Group utilized cross currency interest rate swaps to manage exposures to fluctuations in foreign exchange rates of U.S. dollar denominated floating rate borrowings, together with managing the exposures to fluctuations in interest rates on these U.S. dollar denominated floating rate borrowings. Cross currency interest rate swaps were primarily used to convert a portion of the Group's U.S. dollar denominated debt to euro and floating rate interest exposures into fixed rate exposures and are set so as to match exactly the critical terms of the underlying debt being hedged (i.e. notional principal, interest rate settings, re-pricing dates). These were all designated in cash flow hedges of the forecasted U.S. dollar variable interest payments on the Group's underlying debt and were determined to be highly effective in achieving offsetting cash flows. Accordingly, no ineffectiveness was recorded in the income statement relating to these hedges.

Exposures to interest rate risk

The following was the maturity profile of the Group's financial liabilities (excluding aircraft provisions, trade payables and accrued expenses).

At March 31, 2025	Weighted average rate (%)	2026 €M	2027 €M	2028 €M	2029 €M	2030 - 2031 €M	Total €M
Fixed rate							
Unsecured debt	1.70%	848.4	1,196.3	–	–	–	2,044.7
Debt	1.70%	848.4	1,196.3	–	–	–	2,044.7
Lease liabilities - right of use	4.89%	37.4	37.9	38.8	27.1	7.9	149.1
Total fixed rate debt		885.8	1,234.2	38.8	27.1	7.9	2,193.8
Floating rate							
Unsecured long term debt	2.67%	–	–	–	–	488.9	488.9
Total floating rate debt	2.67%	–	–	–	–	488.9	488.9
Total financial liabilities		885.8	1,234.2	38.8	27.1	496.8	2,682.7

At March 31, 2024	Weighted average rate (%)	2025 €M	2026 €M	2027 €M	2028 €M	2029 - 2031 €M	Total €M
Fixed rate							
Unsecured debt	1.67%	50.0	843.4	1,198.8	–	–	2,092.2
Debt	1.67%	50.0	843.4	1,198.8	–	–	2,092.2
Lease liabilities - right of use	4.43%	39.4	31.9	32.1	32.7	28.5	164.6
Total fixed rate debt		89.4	875.3	1,230.9	32.7	28.5	2,256.8
Floating rate							
Unsecured long term debt	4.30%	–	–	–	–	490.0	490.0
Total floating rate debt	4.30%	–	–	–	–	490.0	490.0
Total financial liabilities		89.4	875.3	1,230.9	32.7	518.5	2,746.8

At March 31, 2023	Weighted average rate (%)	2024 €M	2025 €M	2026 €M	2027 €M	2028 - 2031 €M	Total €M
Fixed rate							
Secured debt	2.43%	16.2	12.3	-	–	–	28.5
Unsecured debt	1.39%	1,040.5 *	46.0	846.1	1,198.8	–	3,131.4
Debt	1.39%	1,056.7	58.3	846.1	1,198.8	–	3,159.9
Lease liabilities - right of use	4.37%	43.2	38.4	31.8	32.2	60.7	206.3
Total fixed rate debt		1,099.9	96.7	877.9	1,231.0	60.7	3,366.2
Floating rate							
Secured long term debt							
Unsecured long term debt	3.45%	–	750.0	–	–	–	750.0
Total floating rate debt	3.45%	–	750.0	–	–	–	750.0
Total financial liabilities		1,099.9	846.7	877.9	1,231.0	60.7	4,116.2

* Includes promissory notes amounting to approx. €230m

The Group holds significant cash balances that are invested on a short-term basis. At March 31, 2025, all of the Group's cash and liquid resources attracted a weighted average interest rate of 2.9% (2024: 4.2%; 2023: 3.02%). Interest rates on cash and liquid resources are generally based on the appropriate EURIBOR or bank rates dependent on the principal amounts on deposit.

	At March 31,		
	2025	**2024**	**2023**
	Within 1 year	**Within 1 year**	**Within 1 year**
Financial assets	**€M**	**€M**	**€M**
Cash and cash equivalents	3,863.3	3,875.4	3,599.3
Cash > 3 months	100.1	237.8	1,056.2
Restricted cash	23.1	6.4	19.5
Total financial assets	3,986.5	4,119.6	4,675.0

Derivative financial instruments – Interest rate risk exposure

The Group had cross currency swaps to swap fixed rate U.S. dollar denominated debt of U.S.$nil (2024: U.S.$nil; 2023: U.S.$31m) into a fixed rate euro debt of €nil (2024: €nil; 2023: €25m).

Sensitivity analysis

Based on the levels of and composition of year-end interest bearing assets and liabilities, including derivatives, at March 31, 2025, a plus one percentage point movement in interest rates would result in a respective increase of approximately €3m (net of tax) in net finance income (2024: increase in net finance income of €42m; 2023: increase in net finance expense of €92m) and a minus one percentage point movement in interest rates would result in a respective decrease of approximately €53m in net finance income in the income statement (2024: decrease in net finance income of €16m; 2023: decrease in net finance expense of €49m;) and a nil increase or decrease in equity (2024: nil 2023: nil).

Jet fuel and carbon credits price risk

The Group's historical fuel risk management policy has been to hedge up to approximately 90% of the forecast fuel consumption to ensure that the future cost per gallon of fuel is locked in. This policy was adopted to prevent the Group being exposed, in the short term, to adverse movements in global jet fuel prices. However, when deemed to be in the best interests of the Group, the Group does not necessarily hedge up to this limit. At March 31, 2025, the Group had entered into forward hedging covering approximately 77% of the Group's estimated fuel exposure for FY26.

The Group utilizes jet fuel forward swap contracts and jet fuel call options to manage exposure to jet fuel prices. These are used to hedge the Group's forecasted fuel purchases and are arranged so as to match as closely as possible against forecasted fuel delivery and payment requirements. These contracts are designated as cash flow hedges of forecasted fuel payments and have been determined to be highly effective in offsetting variability in future cash flows arising from fluctuations in jet fuel prices.

The Group has entered into jet fuel forward swap contracts with a number of counterparties to hedge jet fuel purchases over a period of up to 18 to 24 months. The notional amount of these contracts are €3.5bn (2024: €2.7bn; 2023: €3.3bn) at an average hedged rate of approximately U.S.$761 per metric tonne (2024: U.S.$795; 2023: U.S.$885).

In these hedging relationships the main sources of ineffectiveness are changes in the timing of the hedged transactions. The Group recorded a hedge ineffectiveness charge of €nil in FY25 (FY24: €nil, FY23: €nil,) in relation to jet fuel hedges.

The European Union Emissions Trading System ("EU-ETS") is applicable to airlines from January 1, 2012. Ryanair recognizes the cost associated with the purchase of carbon credits as part of the EU-ETS as an expense in the income statement. This expense is recognized in line with fuel consumed during the fiscal year as the Group's carbon emissions and fuel consumptions are directly linked.

The Group's fuel risk management policy includes hedging of the Group's EU-ETS and UK-ETS (carbon) exposures. This policy was adopted to prevent the Group being exposed, in the short term, to adverse movements in carbon credit prices. However, when deemed to be in the best interests of the Group, it may deviate from this policy. At March 31, 2025, the Group had hedged approximately 85% of the Group's estimated carbon exposure for FY26 at approximately €65 per EUA (2024: FY25 was 100% hedged at €76 per EUA) and £58 per UKA (2024: £66).

Sensitivity Analysis

A plus or minus change of 10% in the price of jet fuel at March 31, 2025 would have a €nil impact (2024: €nil) on the income statement (net of tax) if the price fell by 10% and a €nil impact (2024: €nil) if the price increased by 10%. The same movement of 10% in the price of jet fuel at March 31, 2025 would have a negative €286m impact (2024: negative €254m) on equity if the price fell by 10% and a positive €286m impact (2024: positive €254m) if the price increased by 10%.

A plus or minus change of 10% in the price of carbon at March 31, 2025 would have a €nil impact (2024: €nil) on the income statement (net of tax) if the price fell by 10% and a €nil impact (2024: €nil) if the price increased by 10%. The same movement of 10% in the price of carbon at March 31, 2025 would have a negative €37m impact (2024: negative €74m) on equity if the price fell by 10% and a positive €37m impact (2024: positive €72m) if the price increased by 10%.

Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from trade receivables, cash and cash equivalents, derivatives and guarantees.

Trade receivables

The Group's revenues derive principally from airline travel on scheduled services, internet income and in-flight and related sales. Revenue is primarily derived from European routes. No individual customer accounts for a significant portion of total revenue.

At March 31, 2025, €10m (2024: €13m; 2023: €5m) of the accounts receivable balance were past due, of which €nil (2024: €nil; 2023: €nil) was impaired. The expected credit loss was considered immaterial.

Cash and cash equivalents

The Group holds significant cash balances, which are classified as either cash and cash equivalents or financial assets >3 months. These deposits and other financial instruments (principally certain derivatives and loans as identified above) give rise to credit risk on amounts due from counterparties. Credit risk is managed by limiting the aggregate amount and duration of exposure to any one counterparty through regular review of counterparties' market-based ratings, Tier 1 capital level and credit default swap rates and by taking into account bank counterparties' systemic importance to the financial systems of their home countries. The Group limits the concentration of risk in relation to any one institution for cash and cash equivalents. Deposits are entered into with parties that have high investment grade credit ratings from the main rating agencies, including Standard & Poor's ("S&P"), Moody's and Fitch Ratings. The Group also monitors where counterparty credit default swaps are trading. The maximum exposure arising in the event of default on the part of the counterparty is the carrying value of the relevant financial instrument. The Group is authorized to place funds on deposit for periods up to 18 months.

Derivatives

In line with the Group's policies and procedures, derivatives are entered into with parties that have high investment grade credit ratings from the main rating agencies, including Standard & Poor's ("S&P"), Moody's and Fitch Ratings. The Group also avoids concentration of risk in relation to derivative counterparties.

Guarantees

At March 31, 2025, the Group has provided approximately €2.69bn (2024: €2.76bn; 2023: €4.12bn) in letters of guarantee to secure obligations of subsidiary undertakings in respect of loans, bank advances and long dated foreign currency transactions.

In order to avail itself of the exemption contained in Section 357 of the Companies Act, 2014, the holding company, Ryanair Holdings plc, has guaranteed the liabilities and commitments of its subsidiary undertakings registered in Ireland. As a result, the subsidiary undertakings have been exempted from the requirement to annex their statutory financial statements to their annual returns.

Liquidity risk and capital management

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial activities that are settled by delivering cash or another financial asset. The Group's objective when managing liquidity is to ensure that it will have sufficient liquidity to meet its liabilities when they fall due and to provide adequately for contingencies.

The Group's cash and liquid resources comprise cash and cash equivalents, short-term investments and restricted cash. The Group defines the capital that it manages as the Group's long-term debt and equity. The Group's policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to maintain sufficient financial resources to mitigate against risks and unforeseen events. In addition, the Group aims to achieve the best available return on investments of surplus cash – subject to credit risk and liquidity constraints.

The Group finances its working capital requirements through a combination of cash generated from operations, bank loans and debt capital market issuances for general corporate purposes including the acquisition of aircraft. The Group had cash and liquid resources at March 31, 2025 of approximately €4.0bn (2024: €4.2bn; 2023: €4.7bn). During the year, the Group had a net cash outflows of €1.6bn in relation to property, plant and equipment (2024: outflow of €2.4bn; 2023: outflow of €1.8bn). Cash generated from operations has been the principal source for these cash requirements during the year.

The Board periodically reviews the capital structure of the Group, considering the cost of capital and the risks associated with each class of capital. The Board approves any material adjustments to the capital structure in terms of the relative proportions of debt and equity.

Management believes that the working capital available to the Group is sufficient for its present requirements and will be sufficient to meet its anticipated requirements for capital expenditures and other cash requirements for FY26.

At March 31, 2025, the Group had total borrowings of €2.7bn (2024: €2.7bn; 2023: €4.1bn), including capitalized leases (under IFRS 16) of €149m (2024: €165m, 2023: €206m) from various financial institutions and the debt capital markets. Financing for the acquisition of nil Boeing 737-800NG aircraft (2024: nil; 2023: 7) was provided on the basis of guarantees granted by the Ex-Im Bank. The remaining long-term debt relates to two unsecured Eurobonds, with a cumulative amount of €2.1bn, a €490m drawdown under the Group's €1.1bn unsecured RCF, and 27 aircraft held under operating leases in right of use assets.

Exposure to liquidity risk

The following are the remaining contractual maturities of financial liabilities at the reporting date. These amounts are gross and undiscounted and include estimated contractual interest payments. The total contractual cash flows for the derivative financial instruments have been presented to reflect the gross settled amounts associated with the currency and commodity forward contracts.

At March 31, 2025	Total Carrying Value €M	Total Contractual Cash Flows €M	2026 €M	2027 €M	2028 €M	2029 €M	Thereafter €M
Long and short term debt and leases:							
- Fixed rate debt: 1.7%	2,044.7	2,092.0	882.7	1,209.3	—	—	—
- Floating rate debt: 2.67%	488.9	556.3	13.3	13.4	13.2	13.2	503.2
- Lease liabilities	149.1	163.6	43.1	42.7	41.6	28.1	8.1
	2,682.7	2,811.9	939.1	1,265.4	54.8	41.3	511.3
Derivative financial instruments							
- Currency forward contracts – outflows	2.7	508.6	51.6	327.3	116.5	7.0	6.2
- Currency forward contracts – inflows		(519.4)	(51.5)	(333.7)	(120.3)	(7.3)	(6.6)
- Commodity forward contracts	224.5	224.5	224.5	—	—	—	—
Trade payables	702.0	702.0	702.0	—	—	—	—
Accrued expenses	1,953.5	1,953.5	1,953.5	—	—	—	—
Total at March 31, 2025	5,565.4	5,681.1	3,819.2	1,259.0	51.0	41.0	510.9

At March 31, 2024	Total Carrying Value €M	Total Contractual Cash Flows €M	2025 €M	2026 €M	2027 €M	2028 €M	Thereafter €M
Long and short term debt and leases:							
- Fixed rate debt: 1.67%	2,092.2	2,172.7	85.0	878.3	1,209.4	—	—
- Floating rate debt: 4.30%	490.0	579.2	21.2	21.3	21.3	21.5	493.9
- Lease liabilities	164.6	183.1	45.5	37.1	36.1	34.9	29.5
	2,746.8	2,935.0	151.7	936.7	1,266.8	56.4	523.4
Derivative financial instruments							
- Currency forward contracts – outflows	3.3	188.3	7.0	10.6	10.0	133.6	27.1
- Currency forward contracts – inflows	—	(195.0)	(7.0)	(10.7)	(10.2)	(138.5)	(28.6)
- Commodity forward contracts	178.8	178.8	178.8	—	—	—	—
Trade payables	792.2	792.2	792.2	—	—	—	—
Accrued expenses	1,603.1	1,603.1	1,603.1	—	—	—	—
Total at March 31, 2024	5,324.2	5,502.4	2,725.8	936.6	1,266.6	51.5	521.9

At March 31, 2023	Total Carrying Value €M	Total Contractual Cash Flows €M	2024 €M	2025 €M	2026 €M	2027 €M	Thereafter €M
Long and short term debt and leases:							
- Fixed rate debt: 1.39%	3,159.9	3,284.4	1,100.6	93.5	881.0	1,209.3	—
- Floating rate debt: 3.45%	750.0	782.3	25.9	756.4	—	—	—
- Lease liabilities	206.3	233.4	51.1	45.0	37.0	35.9	64.4
	4,116.2	4,300.1	1,177.6	894.9	918.0	1,245.2	64.4
Derivative financial instruments							
- Currency forward contracts – outflows	48.0	3,658.2	3,281.4	245.1	10.6	10.0	111.1
- Currency forward contracts – inflows	—	(3,645.4)	(3,263.2)	(246.9)	(10.7)	(10.2)	(114.4)
- Commodity forward contracts	349.8	349.8	341.8	8.0	—	—	—
Trade payables	1,065.5	1,065.5	1,065.5	-	—	—	—
Accrued expenses	1,276.6	1,276.6	1,276.6	—	—	—	—
Total at March 31, 2023	6,856.1	7,004.8	3,879.7	901.1	917.9	1,245.0	61.1

The interest payments on floating rate debt in the table above reflect market forward interest rates at the reporting date and these amounts may change as market interest rates change. The future cash flows on derivative instruments may be different from the amount in the above table as interest rates and exchange rates change. Except for these financial liabilities, it is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or for significantly different amounts.

(d)   Derivative financial instruments – Designated as cash flow hedges

Derivative financial instruments:

	At March 31,		
	2025	**2024**	**2023**
	€M	**€M**	**€M**
Foreign currency risk			
Property, plant and equipment - aircraft additions	7.7	60.3	269.6
Fuel and oil operating expenses	79.8	83.6	(38.2)
Interest rate risk			
Variable-rate instruments	–	–	3.6
Commodity price risk			
Fuel and carbon operating expenses	(204.9)	26.8	(286.1)
Net derivative position at year end	(117.4)	170.7	(51.1)

Change in gross value used for calculating hedge ineffectiveness:

	At March 31,		
	2025	**2024**	**2023**
	€M	**€M**	**€M**
Foreign currency risk			
Property, plant and equipment - aircraft additions	149.8	515.0	407.0
Fuel and oil operating expenses	114.6	(117.7)	405.1
Interest rate risk			
Variable-rate instruments	–	–	3.8
Commodity price risk			
Fuel and carbon operating expenses	154.3	(398.8)	2,806.5
Total	418.7	(1.5)	3,622.4

The gross amounts at the reporting date relating to items designated as hedged items were as follows:

	At March 31, 2025		
	Continuing hedges	Balance remaining **	Total
	€M	€M	€M
Foreign currency risk			
Property, plant and equipment - aircraft additions	(7.7)	(76.1)	(83.8)
Fuel and oil operating expenses	(84.7)	—	(84.7)
Interest rate risk			
Variable-rate instruments	—	—	—
Commodity price risk			
Fuel and carbon operating expenses	204.9	—	204.9
Gross cashflow hedge reserve	112.5	(76.1)	36.4

Deferred taxes included in Hedge reserve were €15m
** Balance remaining in the cashflow hedge reserve for which hedge accounting is no longer applied*

	At March 31, 2024		
	Continuing hedges	Balance remaining **	Total
	€M	€M	€M
Foreign currency risk			
Property, plant and equipment - aircraft additions	(30.0)	(142.6)	(172.6)
Fuel and oil operating expenses	(83.7)	—	(83.7)
Interest rate risk			
Variable-rate instruments	—	—	—
Commodity price risk			
Fuel and carbon operating expenses	(26.8)	—	(26.8)
Gross cashflow hedge reserve	(140.5)	(142.6)	(283.1)

Deferred taxes included in Hedge reserve were €17m
** Balance remaining in the cashflow hedge reserve for which hedge accounting is no longer applied*

	At March 31, 2023		
	Continuing hedges	Balance remaining **	Total
	€M	€M	€M
Foreign currency risk			
Property, plant and equipment - aircraft additions	265.6	83.1	348.7
Fuel and oil operating expenses	(38.2)	—	(38.2)
Interest rate risk			
Variable-rate instruments	(6.6)	—	(6.6)
Commodity price risk			
Fuel and carbon operating expenses	(300.1)	—	(300.1)
Gross cashflow hedge reserve	(79.3)	83.1	3.8

Deferred taxes included in Hedge reserve were €28m
** Balance remaining in the cashflow hedge reserve for which hedge accounting is no longer applied*

Movement: in derivative financial instruments designated as hedging instruments were as follows:

	At March 31, 2025		
	Change in fair value recognized in OCI	Hedge ineffectiveness recognized in profit or loss*	Reclassified from hedging reserve to profit or loss**
	€M	€M	€M
Foreign currency risk			
Property, plant and equipment - aircraft additions	(149.8)	–	–
Fuel and oil operating expenses	(114.6)	–	110.9
Interest rate risk			
Variable-rate instruments	–	–	–
Commodity price risk			
Fuel and carbon operating expenses	(154.3)	–	(77.4)
Total movement in derivative instruments	(418.7)	–	33.5

	At March 31, 2024		
	Change in fair value recognized in OCI	Hedge ineffectiveness recognized in profit or loss*	Reclassified from hedging reserve to profit or loss**
	€M	€M	€M
Foreign currency risk			
Property, plant and equipment - aircraft additions	(515.0)	–	–
Fuel and oil operating expenses	117.7	–	4.2
Interest rate risk			
Variable-rate instruments	–	–	(3.6)
Commodity price risk			
Fuel and carbon operating expenses	398.8	–	(71.8)
Total movement in derivative instruments	1.5	–	(71.2)

	At March 31, 2023		
	Change in fair value recognized in OCI	Hedge ineffectiveness recognized in profit or loss*	Reclassified from hedging reserve to profit or loss**
	€M	€M	€M
Foreign currency risk			
Property, plant and equipment - aircraft additions	(407.0)	–	–
Fuel and oil operating expenses	(405.1)	–	261.2
Interest rate risk			
Variable-rate instruments	(3.8)	–	2.9
Commodity price risk			
Fuel and carbon operating expenses	(2,806.5)	–	1,557.5
Total movement in derivative instruments	(3,622.4)	–	1,821.6

* Hedge ineffectiveness is classified within "Finance Expense" on the Consolidated Income Statement
** Reclassified from hedging reserve to income statement – Fuel & Oil Foreign Currency & Commodity are reclassified in Fuel and Oil; Variable rate instruments are reclassified to Finance expense

The effective (gains)/losses arising on the hedging of aircraft capital expenditure are recognized as part of the capitalized cost of aircraft additions, within property, plant and equipment. The (gains)/losses arising on the hedging of interest rate swaps, commodity forward contracts and forward currency contracts (excluding aircraft capital expenditure) are recognized in the income statement when the hedged transaction occurs.

The following table indicates the amounts that were reclassified from other comprehensive income into the income statement, analyzed by income statement category, in respect of cash flow hedges realized during the year:

	At March 31,		
	2025	2024	2023
	€M	€M	€M
Commodity forward contracts			
Reclassification adjustments for losses/(gains) recognized in fuel and oil operating expenses	77.4	71.8	1,557.5
Interest rate swaps			
Reclassification adjustments for losses recognized in finance expense	–	3.6	2.9
Foreign currency forward contracts			
Reclassification adjustments for losses/(gains) recognized in fuel and oil operating expenses	(110.9)	(4.2)	261.2
	(33.5)	71.2	1,821.6

The following table indicates the amounts that were reclassified from other comprehensive income into the capitalized cost of aircraft additions within property, plant and equipment, in respect of cash flow hedges realized during the year:

	At March 31,		
	2025	2024	2023
	€M	€M	€M
Foreign currency forward contracts			
Recognized in property plant and equipment – aircraft additions	(100.6)	(305.7)	(308.1)
	(100.6)	(305.7)	(308.1)

The following table sets out the fair values of the derivative financial instruments, as reported in the consolidated balance sheet, analyzed between those designated as continuing cash flow hedges and those where hedge accounting is no longer applied, along with the notional amounts.

	At March 31,								
	2025			**2024**			**2023**		
	Within 1 Year (current)	**> 1 Year (non—current)**	**Total**	**Within 1 Year (current)**	**> 1 Year (non—current)**	**Total**	**Within 1 Year (current)**	**> 1 Year (non—current)**	**Total**
	€M	**€M**	**€M**	**€M**	**€M**	**€M**	**€M**	**€M**	**€M**
Foreign currency risk notional amounts for effective hedges									
PP&E — aircraft additions	373.8	—	373.8	494.0	24.1	518.1	1,893.6	411.9	2,305.5
Fuel and oil operating expenses	3,925.5	1,141.2	5,066.7	3,701.7	423.7	4,125.4	3,979.4	791.6	4,771.0
— Within derivative financial assets	84.4	5.8	90.2	144.0	3.2	147.2	226.2	53.2	279.4
— Within derivative financial liabilities	(0.2)	(2.5)	(2.7)	—	(3.3)	(3.3)	(44.9)	(3.1)	(48.0)
	84.2	3.3	87.5	144.0	(0.1)	143.9	181.3	50.1	231.4
Interest rate risk notional amounts for effective hedges									
Variable—rate instruments	—	—	—	—	—	—	16.4	15.6	32.0
Total fair value for all interest rate risk related derivative instruments									
— Within derivative financial assets	—	—	—	—	—	—	2.2	1.4	3.6
Commodity price risk notional amounts for effective hedges									
Fuel and carbon operating expenses	3,424.5	476.4	3,900.9	3,713.8	2.2	3,716.0	3,504.5	310.5	3,815.0
Total fair value for all commodity fuel & carbon related derivative instruments:									
— Within derivative financial assets	10.0	9.6	19.6	205.5	0.1	205.6	63.7	—	63.7
— Within derivative financial liabilities	(224.5)	—	(224.5)	(178.0)	(0.8)	(178.8)	(341.7)	(8.1)	(349.8)
	(214.5)	9.6	(204.9)	27.5	(0.7)	26.8	(278.0)	(8.1)	(286.1)
Fair values as reported in the consolidated balance sheet									
Derivative financial assets	94.4	15.4	109.8	349.5	3.3	352.8	292.1	54.6	346.7
Derivative financial liabilities	(224.7)	(2.5)	(227.2)	(178.0)	(4.1)	(182.1)	(386.6)	(11.2)	(397.8)
Derivative financial assets analyzed between those:									
— Designated as continuing cash flow hedges	94.4	15.4	109.8	322.6	3.3	325.9	292.1	54.6	346.7
— Where hedge accounting is no longer applied	—	—	—	26.9	—	26.9	—	—	—
— Designated as fair value financial instruments	—	—	—	—	—	—	—	—	—
	94.4	15.4	109.8	349.5	3.3	352.8	292.1	54.6	346.7
Derivative financial liabilities analyzed between those:									
— Designated as continuing cash flow hedges	(224.7)	(2.5)	(227.2)	(178.0)	(4.1)	(182.1)	(386.6)	(11.2)	(397.8)
— Where hedge accounting is no longer applied	—	—	—	—	—	—	—	—	—
— Designated as fair value financial instruments	—	—	—	—	—	—	—	—	—
	(224.7)	(2.5)	(227.2)	(178.0)	(4.1)	(182.1)	(386.6)	(11.2)	(397.8)

12. Deferred and current taxation

The components of the deferred and current taxation in the balance sheet are as follows:

	At March 31,		
	2025	**2024**	**2023**
	€M	**€M**	**€M**
Current tax assets			
Corporation tax assets	–	–	–
Total current tax assets	–	–	–
Current tax liabilities			
Corporation tax liabilities	107.1	66.6	66.3
Total current tax liabilities	107.1	66.6	66.3
Deferred tax assets			
Tax losses and temporary differences on plant, equipment and derivatives	(1.6)	(2.1)	(6.6)
Total deferred tax assets	(1.6)	(2.1)	(6.6)
Deferred tax liabilities			
Temporary differences on property, plant and equipment and derivatives	377.1	362.0	159.3
Total deferred tax liabilities	377.1	362.0	159.3

	At March 31,		
	2025	**2024**	**2023**
	€M	**€M**	**€M**
Reconciliation of current tax			
Liability at beginning of year	66.6	66.3	47.7
Corporation tax charge in year	125.4	49.4	22.7
Tax (paid)	(84.9)	(49.1)	(4.1)
Liability at end of year	107.1	66.6	66.3

	At March 31,		
	2025	**2024**	**2023**
	€M	**€M**	**€M**
Reconciliation of deferred tax			
Net liability at beginning of year	359.9	152.7	224.2
Temporary differences on derivatives hedging instruments	(31.8)	45.7	(177.5)
Tax losses and temporary differences on property, plant and equipment and other non-derivative items	47.4	161.5	106.0
Net liability at end of year	375.5	359.9	152.7

The Group has applied the mandatory exception required by IAS 12 to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two taxes.

RYANAIR GROUP   ANNUAL REPORT 2025

The components of the tax expense in the income statement were as follows:

| | Year ended March 31, | | |
	2025	2024	2023
	€M	€M	€M
Corporation tax charge	125.4	49.4	22.7
Deferred tax charge relating to temporary differences on property, plant and equipment, net operating losses and other non-derivative items	47.4	161.5	106.0
	172.8	210.9	128.7

Pillar Two tax rules (including various transitional rules and safeharbours) apply to the Group from April 1, 2024. The Group can avail of transitional safeharbour rules in most of the jurisdictions in which it operates. As such, the Pillar Two tax charge for the year is not material. The following table reconciles the statutory rate of Irish corporation tax to the Company's effective corporation tax rate:

| | Year ended March 31, | | |
	2025	2024	2023
	%	%	%
Statutory rate of Irish corporation tax on profit	12.5	12.5	12.5
Non-Irish profits and losses subject to other tax rates	(3.8)	(2.4)	(4.3)
Valuation adjustments on deferred tax assets	—	—	0.3
Other movements	1.0	(0.2)	0.4
Total effective rate of taxation on profit	9.7	9.9	8.9

The deferred tax movement per each type of temporary difference is detailed below:

| | Year ended March 31, | | |
	2025	2024	2023
	€M	€M	€M
Property, plant and equipment	23.6	53.4	52.2
IFRS 15 transition adjustment	—	—	7.1
Net operating losses	23.8	108.0	46.7
Other	—	0.1	—
Deferred tax charge	47.4	161.5	106.0

Deferred tax applicable to items charged or credited to other comprehensive income were as follows:

| | At March 31, | | |
	2025	2024	2023
	€M	€M	€M
Effective portion of changes in fair value of cash-flow hedges	(22.3)	48.7	66.6
Net change in fair value of cash-flow hedges transferred to property, plant and equipment	(3.4)	(11.8)	(16.4)
Net other changes in fair value of cash-flow hedges transferred to profit or loss	(6.1)	8.8	(227.7)
Total tax (credit)/charge in other comprehensive income	(31.8)	45.7	(177.5)

The principal components of net deferred tax at each year-end were:

	At March 31,		
	2025	**2024**	**2023**
	€M	**€M**	**€M**
Arising on designated hedging instruments	(11.8)	18.2	(27.6)
Property, plant and equipment	388.9	367.1	313.8
Net operating losses	(1.6)	(25.4)	(133.5)
Total	375.5	359.9	152.7

Deferred tax assets are recognized on the basis that it is probable that sufficient future near-term profits will be available against which deductible temporary differences and losses carried forward may be utilized.

The Group does not recognize a deferred tax asset in respect of approximately €240m of historic trading losses accrued in LaudaMotion GmBH.

No deferred tax has been provided for unremitted earnings of overseas subsidiaries. No temporary differences arise on the carrying value of the tax base of subsidiary companies as the Group's trading subsidiaries are resident in countries with which Ireland has concluded double taxation agreements.

13.   Provisions

	At March 31,		
	2025	**2024**	**2023**
	€M	**€M**	**€M**
Provision for aircraft maintenance on leased aircraft (a)	194.6	184.1	169.8
Provision for pension obligation (b)	–	–	4.5
	194.6	184.1	174.3

	At March 31,		
	2025	**2024**	**2023**
(a) Provision for aircraft maintenance on leased aircraft	**€M**	**€M**	**€M**
At beginning of year	184.1	169.8	98.8
Increase in provision during the year	18.5	27.5	71.0
Utilization of provision upon the hand-back of aircraft	(8.0)	(13.2)	–
At end of year	194.6	184.1	169.8

During FY25, the Company returned 1 Airbus A320 aircraft held under lease to the lessor (FY24: 2; FY23: 1). The expected timing of the outflows of economic benefits associated with the provision at March 31, 2025, 2024 and 2023 are as follows:

	Carrying Value €M	2026 €M	2027 €M	2028 €M	2029 €M	Thereafter €M
At March 31, 2025						
Provision for leased aircraft maintenance	194.6	53.5	14.5	42.2	50.9	33.5

	Carrying Value €M	2025 €M	2026 €M	2027 €M	2028 €M	Thereafter €M
At March 31, 2024						
Provision for leased aircraft maintenance	184.1	46.0	17.4	3.8	35.1	81.8

	Carrying Value €M	2024 €M	2025 €M	2026 €M	2027 €M	Thereafter €M
At March 31, 2023						
Provision for leased aircraft maintenance	169.8	19.8	30.1	10.4	5.4	104.1

	At March 31,		
	2025 €M	2024 €M	2023 €M
(b) Provision for pension obligation			
At beginning of year	−	4.5	4.5
Movement during the year	−	(4.5)	−
At end of year	−	−	4.5

See Note 20 to the consolidated financial statements for further details.

14.   Issued share capital, share premium account and share options

(a)   Share capital

	At March 31,		
	2025 €M	2024 €M	2023 €M
Authorized/Share Capital reorganization			
1,550,000,000 ordinary equity shares of 0.600 euro cent each	9.3	9.3	9.3
1,368,000,000 'B' Shares of 0.050 euro cent each	0.7	0.7	0.7
1,368,000,000 Deferred shares of 0.050 euro cent each	0.7	0.7	0.7
	10.7	10.7	10.7
Allotted, called-up and partly paid:			
1,138,674,528 ordinary equity shares of 0.600 euro cent each	−	−	6.9
1,140,045,528 ordinary equity shares of 0.600 euro cent each	−	6.9	−
1,063,868,001 ordinary equity shares of 0.600 euro cent each	6.4	−	−
	6.4	6.9	6.9

Movements in the share capital balance year-on-year principally relate to the repurchase and cancellation of approximately 77m shares as part of the Group's share buyback programs (2024: nil; 2023: nil), and 1.0m new shares issued in FY25 following the exercise of share options and LTIP grants (2024: 1.4m; 2023: 4.1m). Ordinary equity shares do not confer on the holders thereof the specific right to be paid a dividend out of profits.

(b)   Share premium account

	At March 31,		
	2025	**2024**	**2023**
	€M	**€M**	**€M**
Balance at beginning of year	1,404.3	1,379.9	1,328.2
Net proceeds from shares issued	4.9	16.4	31.7
Share premium receivable on shares issued	12.4	8.0	20.0
Balance at end of year	1,421.6	1,404.3	1,379.9

(c)   Share options and share purchase arrangements

Option Plan 2013 allows employees or Directors to purchase shares in the Company up to an aggregate of approximately 5% (when aggregated with other ordinary shares over which options are granted and which have not yet been exercised) of the outstanding ordinary shares of Ryanair Holdings plc, subject to certain conditions. All grants are subject to approval by Remco. These are exercisable at a price equal to the market price of the ordinary shares at the time options are granted. The key terms of these option plans include the requirement that certain employees remain in employment with the Company for a specified period of time and that the Company achieves certain net profit targets and/or share price targets. At the 2019 AGM, shareholders approved LTIP 2019. LTIP 2019 replaces Option Plan 2013 for all future share based remuneration grants. There were approximately 1.5m cumulative conditional ordinary shares granted under LTIP 2019 at March 31, 2025.

Details of the share options outstanding are set out below:

	Share Options M	Weighted Avg. Exercise Price (€)
Outstanding at March 31, 2022	22.8	10.57
Granted	—	—
Forfeited	—	—
Exercised	(4.1)	7.64
Outstanding at March 31, 2023	18.7	11.24
Granted	—	—
Forfeited	(0.7)	11.12
Exercised	(1.4)	12.00
Outstanding at March 31, 2024	16.6	11.18
Granted	—	—
Forfeited	—	—
Exercised	(0.4)	11.45
Outstanding at March 31, 2025	16.2	11.12

The mid-market price of Ryanair Holdings plc's ordinary shares on Euronext Dublin at March 31, 2025 was €18.63 (2024: €21.06; 2023: €14.95). The highest and lowest prices at which the Company's shares traded on Euronext Dublin in FY25 were €21.80 and €13.41 respectively (FY24: €21.49 and €13.96 respectively; FY23: €15.76 and €10.09 respectively). There were 0.2m options exercisable at March 31, 2025 (2024: 0.2m; 2023: 1.7m). The average share price for FY25 was €18.14 (FY24: €17.09; FY23: €13.20).

There were 1.0m options exercised and LTIP grants during FY25 (FY24: 1.4m; FY23: 4.1m).

At March 31, 2025 the range of exercise prices and weighted average remaining contractual life of outstanding options are shown in the table below.

	Exercise price €	No. options outstanding M	Remaining contractual life (years)
Unvested	11.12	16.0	3.9
Vested	11.12	0.2	0.9
Weighted average	11.12	16.2	3.9

The Company has accounted for its share option and LTIP grants to employees at fair value, in accordance with IFRS 2, using a binomial lattice model to value the option grants. This has resulted in a charge of approximately €13m (2024: credit of €4m; 2023: charge of €16m) being recognized within the income statement in accordance with employee services rendered.

A blend of the historical and implied volatilities of the Company's own ordinary shares is used to determine expected volatility for share options granted. The weighted-average volatility is determined by calculating the weighted-average of volatilities for all share options granted in a given year. The expected term of share option grants represents the weighted-average period the awards are expected to remain outstanding. The service period is five years in relation to share options and three years in relation to LTIP conditional share grants.

15.   Other reserves

The total share-based payments reserve at March 31, 2025 was approximately €38m (2024: €34m; 2023: €41m). The total cash flow hedge reserve amounted to negative €21m at March 31, 2025 (2024: positive €266m; 2023: positive €31m). Further details of the Group's derivatives are set out in Note 11 of the consolidated financial statements.

16.   Analysis of operating revenues and segmental analysis

The Group determines and presents operating segments based on the information that internally is provided to the Group CEO, who is the Company's Chief Operating Decision Maker (CODM).

The Group comprises five separate airlines, Buzz, Lauda Europe ("Lauda"), Malta Air, Ryanair DAC and Ryanair UK. Buzz, Malta Air and Lauda do not individually exceed the quantitative thresholds and accordingly are presented on an aggregate basis as they exhibit similar economic characteristics and their services, activities and operations are sufficiently similar in nature. The results of these operations are included as 'Other Airlines.' The Ryanair DAC segment incorporates all of the Group's operations, except for those included within 'Other Airlines', and is reported as a separate segment as it exceeds the applicable quantitative thresholds for reporting purposes.

The CODM assesses the performance of the business based on the profit after tax of each airline for the reporting period. Resource allocation decisions for all airlines are based on airline performance for the relevant period, with the objective in making these resource allocation decisions being to optimize consolidated financial results.

Reportable segment information is presented as follows.

	At March 31, 2025			
	Ryanair DAC €M	Other Airlines €M	Elimination €M	Total €M
Scheduled revenue	9,120.6	109.2	–	9,229.8
Ancillary revenue	4,718.7	-	–	4,718.7
Inter-segment revenue	758.5	1,472.0	(2,230.5)	–
Segment revenue	14,597.8	1,581.2	(2,230.5)	13,948.5
Reportable segment profit after income tax	1,541.0	70.6	–	1,611.6
Other segment information:				
Depreciation	(1,175.1)	(39.3)	–	(1,214.4)
Finance expense	(58.6)	(7.9)	–	(66.5)
Finance and other income	290.5	–	–	290.5
Capital expenditure	(1,278.1)	(73.8)	–	(1,351.9)
Staff costs	(1,113.5)	(637.6)	–	(1,751.1)
Reportable segment assets	17,199.2	307.8	–	17,507.0
Reportable segment liabilities	9,936.7	533.4	–	10,470.1

	At March 31, 2024			
	Ryanair DAC €M	Other Airlines €M	Elimination €M	Total €M
Scheduled revenue	9,037.7	107.4	–	9,145.1
Ancillary revenue	4,298.7	–	–	4,298.7
Inter-segment revenue	744.6	1,366.1	(2,110.7)	–
Segment revenue	14,081.0	1,473.5	(2,110.7)	13,443.8
Reportable segment profit after income tax	1,860.0	57.1	–	1,917.1
Other segment information:				
Depreciation	(1,018.0)	(41.5)	–	(1,059.5)
Finance expense	(74.7)	(8.3)	–	(83.0)
Finance income	144.8	–	–	144.8
Capital expenditure	(1,926.6)	(42.7)	–	(1,969.3)
Staff costs	(931.2)	(568.8)	–	(1,500.0)
Reportable segment assets	16,867.5	308.1	–	17,175.6
Reportable segment liabilities	8,948.7	612.7	–	9,561.4

	At March 31, 2023			
	Ryanair DAC €M	Other Airlines €M	Elimination €M	Total €M
Scheduled revenue	6,843.4	86.9	–	6,930.3
Ancillary revenue	3,844.9	–	–	3,844.9
Inter-segment revenue	759.4	1,294.5	(2,053.9)	–
Segment revenue	11,447.7	1,381.4	(2,053.9)	10,775.2
Reportable segment profit after income tax (i)	1,382.3	45.7	–	1,428.0
Other segment information:				
Depreciation	(876.6)	(46.6)	–	(923.2)
Finance expense	(70.2)	(6.6)	–	(76.8)
Finance income	42.4	–	–	42.4
Capital expenditure	(1,760.1)	(153.0)	–	(1,913.1)
Staff costs	(733.6)	(457.8)	–	(1,191.4)
Reportable segment assets	15,920.4	485.5	–	16,405.9
Reportable segment liabilities	9,914.7	848.2	–	10,762.9

(i)   *Reportable segment profit after income tax in the financial year ended March 31, 2023, excludes a net exceptional loss after tax of €114m, attributable to the fair value measurement of jet fuel call options.*

The expense line items not presented in the tables above are incurred by Ryanair DAC and as such have not been presented across the segments. Prior year comparatives have been updated to align with current year presentation.

Entity-wide disclosures:

Disaggregation of revenues

The following table disaggregates total revenue by primary geographical market. In accordance with IFRS 8, revenue by country of origin has been provided where revenue for that country is in excess of 10% of total revenue. Ireland is presented as it represents the country of domicile. "Other" includes all other countries in which the Group has operations.

	Year ended March 31,		
	2025	**2024**	**2023**
	€M	**€M**	**€M**
Italy	2,969.4	2,853.3	2,364.5
Spain	2,476.5	2,416.2	1,883.4
United Kingdom	2,044.6	2,031.0	1,589.7
Ireland	757.4	791.0	640.4
Other	5,700.6	5,352.3	4,297.2
Total revenue	13,948.5	13,443.8	10,775.2

Ancillary revenues comprise revenues from non-flight scheduled operations, in-flight sales and internet-related services. Non-flight scheduled revenue arises from the sale of priority boarding, allocated seats, car hire, travel insurance, airport transfers, room reservations and other sources, including excess baggage charges and other fees, all directly attributable to the low-fares business.

The vast majority of ancillary revenue is recognized at a point in time, which is typically the flight date. The economic factors that would impact the nature, amount, timing and uncertainty of revenue and cash flows associated with the provision of passenger travel-related ancillary services are homogeneous across the various component categories within ancillary revenue. Accordingly, there is no further disaggregation of ancillary revenue required in accordance with IFRS 15.

All of the Group's operating profits arise from lowfares airline-related activities. The major revenue earning assets of the Group are its aircraft. Since the Group's aircraft fleet is flexibly employed across its route network in Europe, there is no suitable basis of allocating such assets and related liabilities to geographical segments.

17.   Staff numbers and costs

The average weekly number of staff, including the Executive Director, during the year, analyzed by category, was as follows:

	Year ended March 31,		
	2025	**2024**	**2023**
Operations	25,577	23,214	19,732
Sales, management and support	1,499	1,284	1,065
Average	27,076	24,498	20,797

At March 31, 2025 the Company had a team of 25,952 aviation professionals (2024: 27,076; 2023: 22,261).

The aggregate payroll costs of these persons were as follows:

	Year ended March 31,		
	2025	2024	2023
	€M	€M	€M
Staff and related costs	1,537.1	1,335.4	1,085.4
Social welfare costs	182.7	156.1	80.8
Other pension costs (a)	18.5	12.4	9.0
Share based payments	12.8	(3.9)	16.2
	1,751.1	1,500.0	1,191.4

(a) Costs in respect of defined-contribution benefit plans and other pension arrangements were €19m in 2025 (2024: €12m; 2023: €9m).

Staff costs capitalized into assets (and therefore excluded from the table above) during the FY25 amounted to €65m (FY24: €58m; FY23: €36m).

18. Statutory and other information

	Year ended March 31,		
	2025	2024	2023
	€M	€M	€M
Directors' emoluments:			
-Fees	1.1	1.1	0.6
-Share based compensation	2.2	3.1	1.9
-Other emoluments	1.8	1.8	0.9
Total Directors' emoluments	5.1	6.0	3.4
Auditor's remuneration (including reimbursement of outlay):			
- Audit services (i)	1.0	0.9	0.8
- Audit related assurance services	0.0	0.0	0.0
- Other assurance services	0.3	0.2	0.0
- Tax advisory services (ii)	0.1	0.1	0.1
Total fees	1.4	1.2	0.9
Included within the above total fees, the following fees were payable to other PwC firms outside of Ireland:			
- Audit services (i)	0.0	0.0	0.0
- Audit related services	0.0	0.0	0.0
- Tax advisory services (ii)	0.1	0.1	0.1
Total fees	0.1	0.1	0.1
Depreciation of owned property, plant and equipment	1,151.1	994.3	839.2

(i) Audit services comprise audit work performed on the consolidated financial statements, including statutory financial statements of subsidiary entities. In FY25 €1,000 (FY24: €1,000; FY23: €1,000) of audit fees relate to the audit of the Parent Company.
(ii) Tax services include all services, except those services specifically related to the audit of financial statements, performed by the independent auditor's tax personnel, supporting tax-related regulatory requirements, and tax compliance and reporting.

(a) Fees and emoluments - Executive Director

	Year ended March 31,		
	2025	**2024**	**2023**
	€M	**€M**	**€M**
Basic salary	1.20	1.20	0.50
Bonus (performance and target-related)	0.60	0.59	0.43
	1.80	1.79	0.93
Non-cash technical accounting share based compensation charge (i)	2.03	2.89	1.78
	3.83	4.68	2.71

(i)   2025 includes a €2.03m (2024: €2.89m; 2023: €1.78m) non-cash, technical accounting charge for 10m unvested share options granted under the Group CEO's contract in February 2019 (as extended to July 2028 in FY23).

During the years ended March 31, 2025, 2024 and 2023 Michael O'Leary was the only Executive Director.

(b) Fees and emoluments – Non-Executive Directors

	Year ended March 31,		
	2025	**2024**	**2023**
	€'000	**€'000**	**€'000**
Fees			
Eamonn Brennan (i)	93.7	75.0	—
Róisín Brennan (ii)	100.0	100.0	50.0
Michael Cawley (iii)	18.7	75.0	50.0
Emer Daly	75.0	75.0	50.0
Geoff Doherty (iv)	100.0	88.7	50.0
Bertrand Grabowski (v)	75.0	37.5	—
Elisabeth Köstinger	75.0	75.0	—
Jinane Laghrari Laabi (vi)	56.2	—	—
Stan McCarthy	150.0	150.0	100.0
Howard Millar	75.0	75.0	50.0
Dick Milliken (vii)	—	45.6	50.0
Roberta Neri (viii)	31.2	12.5	—
Anne Nolan	75.0	75.0	16.7
Mike O'Brien	100.0	100.0	75.0
Julie O'Neill	—	—	25.0
Louise Phelan (iii)	18.7	100.0	50.0
Amber Rudd (vi)	56.2	—	—
	1,099.7	1,084.3	566.7
Emoluments			
Share based compensation	143.0	200.0	72.5
Total	1,242.7	1,284.3	639.2

(i) Appointed Chair of Remco in July 2024. (ii) Appointed SID in April 2024 and retired as Chair of Remco in July 2024. (iii) Retired in June 2024. (iv) Appointed Chair of the Audit Committee in September 2023. (v) Joined in October 2023. (vi) Joined in July 2024. (vii) Retired in September 2023. (viii) Joined in February 2024 and retired in September 2024.

In FY25 the Company incurred total share-based (non-cash) compensation expense of €2m (2024: €3m; 2023: €2m) in relation to Directors.

(c) Pension benefits

From October 1, 2008, Michael O'Leary was no longer an active member of a Company defined benefit plan. The total accumulated accrued benefit for Mr. O'Leary at March 31, 2025 was €0.1m (2024: €0.1m; 2023: €0.1m). Pension benefits have been computed in accordance with Section 6.1 of the Listing Rules of Euronext Dublin. Increases in transfer values of the accrued benefits have been calculated as at the year-end in accordance with version 1.1 of Actuarial Standard of Practice PEN-11.

Mr. O'Leary is a member of a defined contribution plan. During the years ended March 31, 2025, 2024 and 2023 the Company did not make contributions to the defined contribution plan for Mr. O'Leary. No NEDs received pension contributions in FY25, FY24 and FY23.

19.   Finance expense and finance and other income

Finance expense of €67m (2024: €83m; 2023: €77m) primarily relates to interest on debt obligations. Finance and other income of €291m (2024: €145m; 2023: €42m) primarily relates to deposit interest and supplier compensation (the details of which are confidential).

20.   Retirement benefits

Defined contribution schemes

At March 31, 2025 the Company operates defined-contribution retirement plans in Ireland and the UK.

The costs of these plans are charged to the consolidated income statement in the period in which they are incurred. The pension cost of these defined contribution plans was €19m in FY25 (FY24: €12m; FY23: €9m).

Defined-benefit schemes

During FY16 the Company closed the defined benefit plan for UK employees to future accruals. The net pension asset recognized in the consolidated balance sheet for the scheme at March 31, 2025 was €3m (2024: net pension asset of €3m; 2023: net pension liability of €4m). Costs associated with the scheme during FY25 were €nil (FY24: €nil; FY23 €nil).

The amounts recognized in the consolidated balance sheet in respect of defined benefit plans are as follows:

	At March 31,		
	2025	**2024**	**2023**
	€M	**€M**	**€M**
Present value of benefit obligations	(13.3)	(13.3)	(14.9)
Fair value of plan assets	16.4	16.4	10.4
Present value of net obligations	3.1	3.1	(4.5)
Related deferred tax (liability)/asset	(0.4)	(0.4)	0.6
Net pension asset/(liability)	2.7	2.7	(3.9)

21.   Earnings per share

	Year ended March 31,		
	2025	**2024**	**2023**
Basic earnings per ordinary share (€)	1.4631	1.6828	1.1557
Diluted earnings per ordinary share (€)	1.4549	1.6743	1.1529
Number of ordinary shares (in Ms) used for EPS (weighted average)			
Basic	1,101.5	1,139.2	1,136.8
Diluted	1,107.7	1,145.0	1,139.6

Details of share options in issue have been described more fully in Note 14 to the consolidated financial statements. See below for explanation of diluted number of ordinary shares.

Diluted earnings per share takes account solely of the potential future exercise of share options and conditional shares granted under the Company's share option and LTIP 2019 schemes. For FY25, the weighted average number of shares in issue of 1,108m (FY24: 1,145m; FY23: 1,140m) includes weighted average share options assumed to be converted, and equal to a total of 6m (2024: 6m; 2023: 3m) shares.

The average market value of the Company's shares for the purpose of calculating the dilutive effect of the share options was based on quoted market prices for the year during which the options were outstanding.

22.   Commitments and contingencies

Commitments

In September 2014, the Group agreed to purchase up to 200 Boeing 737-8200 aircraft (100 firm orders and 100 subject to option) from The Boeing Company over a five year period originally due to commence in FY20 (the "2014 Boeing Contract"). This agreement was approved at an EGM of Ryanair Holdings plc in November 2014. Subsequently, the Group agreed to purchase an additional 10 Boeing 737-8200 aircraft bringing the total number of Boeing 737-8200 aircraft on order to 210 (assuming all options are exercised). In April 2018, the Company announced that it had converted 25 Boeing 737-8200 options into firm orders bringing the Company's firm order to 135 Boeing 737-8200s with a further 75 options remaining. In December 2020, shortly after the FAA's ungrounding of the Boeing 737-MAX aircraft in the U.S., the Company announced that it had converted its remaining 75 Boeing 737-8200 options into firm orders bringing the Company's firm order to 210 Boeing 737-8200 aircraft. Following certification of the Boeing 737-8200 by the FAA in late March 2021, and EASA in early April 2021, the Group took delivery of its first Boeing 737-8200 in June 2021 and had 176 of these aircraft in its fleet at March 31, 2025. Deliveries are expected to continue until the end of FY26.

In May 2023, the Group agreed to purchase up to 300 Boeing 737 MAX-10 aircraft (150 firm orders and 150 subject to option) from the Boeing Company for delivery between 2027 and 2033. This agreement received shareholder approval at the Company's AGM in September 2023.

The table below includes the future Purchase Obligations for firm aircraft purchases under the existing 2014 and 2023 Boeing Contracts. This table is calculated by multiplying the number of firm aircraft the Group is obligated to purchase under its agreements with Boeing during the relevant period by the standard list price of approximately U.S. $102.5m for each Boeing 737-8200 aircraft and U.S.$135m for each Boeing 737-MAX-10 aircraft, adjusted for (i) basic credits (approximately 60% of the standard list price); (ii) price escalation over the original scheduled delivery timeframe; and (iii) advance payments paid in prior fiscal years. The dollar-denominated obligations are converted into euro at the year-end exchange rate of U.S. $1.0817 = €1.00. The Group is eligible for further customer specific credits, reflective, inter alia, of its longstanding partnership with Boeing, its launch customer status for both the Boeing 737-8200 aircraft and the Boeing 737 MAX-10 aircraft, its commitment to purchase 210 Boeing 737-8200 aircraft under the 2014 Boeing Contract and up to 300 Boeing 737 MAX-10 aircraft under the 2023 Boeing Contract and the delayed commencement of Boeing 737-8200 aircraft deliveries. These customer specific credits are not included in the table below but will reduce the average amount payable per aircraft, and therefore, the Group's obligations due under the 2014 Boeing Contract and 2023 Boeing Contract. The Group considers that Boeing customer specific credits are not material to the Group's cash outflows over the time horizon of the 2014 Boeing Contract or the time horizon of the 2023 Boeing Contract. Under the terms of the 2014 Boeing Contract and 2023 Boeing Contract, the Group is required to make periodic advance payments of the purchase price for aircraft it has agreed to purchase over the two-year period preceding the scheduled delivery of aircraft with the balance of the purchase price being due at the time of delivery. Purchase Obligations detailed below are based on an agreed delivery schedule as of March 31, 2025.

Purchase Obligations	Obligations Due by Period				
	Total	<1 year	1-2 years	2-5 years	After 5 years
	€M	€M	€M	€M	€M
Purchase contracts with Boeing	10,288	1,004	771	4,648	3,865

Contingencies

The Company is engaged in litigation arising in the ordinary course of its business. Although no assurance can be given as to the outcome of any current or pending litigation, management does not believe that any such litigation will, individually or in the aggregate, have a material adverse effect on the results of operations or financial condition of the Company, except as described below. Since 2002, the European Commission has examined the agreements between Ryanair and various airports to establish whether they constituted illegal State aid. In many cases, the European Commission has concluded that the agreements did not constitute State aid. In other cases, Ryanair has successfully challenged the European Commission finding that there was State aid. In 2014, the European Commission announced findings of State aid to Ryanair in its arrangements with Pau, Nimes, Angouleme, Altenburg and Zweibrücken airports, ordering Ryanair to repay a total of approximately €10m of alleged aid. In 2016, the European Commission announced findings of State aid to Ryanair in its arrangements with Cagliari and Klagenfurt, ordering Ryanair to repay approximately €13m of alleged aid. Ryanair appealed these "aid" decisions to the EU General Court. In 2018, the General Court upheld the Commission's findings regarding Ryanair's arrangements with Pau, Nimes, Angouleme and Altenburg airports, and overturned the Commission's finding regarding Ryanair's arrangement with Zweibrücken airport. Ryanair appealed the negative findings to the Court of Justice of the EU but in 2019 Ryanair discontinued these appeals as the Court had refused to grant an oral hearing in any of the cases. The appeal before the General Court regarding Ryanair's arrangements with Cagliari airport has been discontinued following the European Commission's withdrawal of its decision in 2023 as a result of a General Court ruling in a related case. In 2021, the General Court upheld the European Commission's finding regarding Ryanair's arrangements with Klagenfurt airport. Ryanair appealed this negative finding to the Court of Justice of the EU in 2021 and received a ruling in 2023 where the European Commission's finding was upheld. In 2019, the European Commission announced findings of State aid to Ryanair in its arrangements with Montpellier airport, ordering Ryanair to repay a total of approximately €9m of alleged aid. Ryanair appealed the Montpellier "aid" decision in 2021 to the EU General Court and received a judgment in 2023 upholding the European Commission's finding. Ryanair appealed the General Court judgment to the European Court of Justice, but discontinued the appeal in October 2024 as the Court indicated it would proceed without an oral hearing or Advocate General opinion. In 2022, the European Commission announced findings of State aid to Ryanair in its arrangements with La Rochelle airport, ordering Ryanair to repay a total of approximately €8m of alleged aid. Ryanair has appealed this finding of State aid to the General Court. In September 2024, the European Commission announced a finding of State aid to Ryanair at Frankfurt (Hahn) airport relating to certain arrangements from 2003 – 2018, ordering Ryanair to repay approximately €14m of alleged aid. Ryanair appealed the Frankfurt (Hahn) aid decision to the General Court in February 2025. Ryanair is facing similar legal challenges with respect to agreements with certain other airports, notably Carcassonne, Girona, Reus, Târgu Mureș, and Beziers. These investigations are ongoing (as is the European Commission's re-examination of the Cagliari case following its withdrawal in March 2023 of the 2016 "aid" decision), and Ryanair currently expects that they will conclude in 2025, with any European Commission decisions appealable to the EU General Court. Ryanair is also facing an allegation in a German court case launched by Lufthansa in 2006 that it has benefited from unlawful State aid in relation to its arrangements with Frankfurt (Hahn). Adverse rulings in the above or similar cases could be used as precedents by competitors to challenge Ryanair's agreements with other publicly owned airports and could cause Ryanair to strongly reconsider its growth strategy in relation to public or state-owned airports across Europe. This could in turn lead to a scaling back of Ryanair's growth strategy due to the smaller number of privately owned airports available for development. No assurance can be given as to the outcome of these proceedings, nor as to whether any unfavorable outcomes may, individually or in the aggregate, have a material adverse effect on the results of operations or financial condition of the Company.

In mid-2023, the Spanish Ministry of Consumer Affairs launched sanctioning proceedings against Ryanair and several other airlines regarding cabin baggage and other customer policies. The Company filed submissions with the Ministry explaining that its policies are fair, necessary for operational and safety purposes, and fully transparent. In May 2024, the Ministry ordered the discontinuation of these policies and imposed substantial fines on Ryanair and other airlines. In November 2024, the Minister of Consumer Affairs confirmed the May decision, imposing fines of approximately €107m on Ryanair. Ryanair is appealing this decision to the courts, as well as seeking a suspension of the discontinuation order, and intends to fully defend its position with reference to its rights under Spanish and EU law, as well as positive court rulings in similar matters, but the outcome of these proceedings cannot be guaranteed.

23. Note to cash flow statement

The following table outlines the changes in the carrying value of net cash:

	At March 31,		
	2025	2024	2023
	€M	€M	€M
Net cash/(debt) at beginning of year	1,372.8	558.8	(1,451.6)
Changes from financing cashflows			
(Decrease)/increase in cash and cash equivalents in year, including net foreign exchange differences	(12.1)	276.1	930.3
(Decrease)/increase in financial assets: cash > 3 months	(137.7)	(818.4)	122.1
Increase/(decrease) in restricted cash	16.7	(13.1)	(3.2)
Net cash flow from decrease in debt	86.4	1,143.2	1,085.7
Movement in net funds resulting from cash flows	(46.7)	587.8	2,134.9
Other changes			
Translation on U.S. dollar denominated debt	3.3	16.2	0.9
Promissory notes	–	213.5	–
Lease additions	(22.8)	–	(122.1)
Interest expense	(2.8)	(3.5)	(3.3)
Movement from other changes	(22.3)	226.2	(124.5)
Net cash at end of year	1,303.8	1,372.8	558.8
Analyzed as:			
Cash and cash equivalents, cash > 3 months and restricted cash	3,986.5	4,119.6	4,675.0
Total borrowings*	(2,682.7)	(2,746.8)	(4,116.2)
Net cash	1,303.8	1,372.8	558.8

Total borrowings include current and non-current maturities of debt and current and non-current lease liabilities.

The following table outlines the changes in the carrying value of share premium:

	At March 31,		
	2025	2024	2023
	€M	€M	€M
Balance at beginning of year	1,404.3	1,379.9	1,328.2
Changes from financing cashflows			
Net proceeds from shares issued	4.9	16.4	31.7
Share premium receivable on shares issued	12.4	8.0	20.0
Movement in net funds resulting from cash flows	17.3	24.4	51.7
Balance at end of year	1,421.6	1,404.3	1,379.9

The following table outlines the changes in liabilities arising from financing activities:

	At March 31,		
	2025	**2024**	**2023**
	€M	**€M**	**€M**
Balance at beginning of year	(2,746.8)	(4,116.2)	(5,077.4)
Repayments of borrowings	50.0	1,100.5	1,039.4
Lease liabilities paid	36.4	42.7	46.3
Lease modifications/additions	(22.8)	—	(122.1)
Interest expense	(2.8)	(3.5)	(3.3)
Foreign exchange	3.3	16.2	0.9
Promissory notes	—	213.5	—
Balance at end of year	(2,682.7)	(2,746.8)	(4,116.2)
Less than one year	(886.1)	(89.4)	(1,099.9)
More than one year	(1,796.6)	(2,657.4)	(3,016.3)
Balance at end of year	(2,682.7)	(2,746.8)	(4,116.2)

24.   Shareholder returns

An interim dividend of approx. €0.223 per share was paid in February 2025 (February 2024: €0.175). The Board is recommending the payment of a final dividend of €0.227 per share, subject to AGM approval in September 2025 (September 2024: €0.178).

The Company announced and launched a €700m share buyback program (including Ordinary Shares underlying ADRs) in May 2024, which was subsequently completed in August 2024. A follow-on €800m share buyback program was announced and launched in late August 2024, of which approximately 98% was completed at March 31, 2025.

There were no shareholder returns during FY23.

25.   Post-balance sheet events

In April 2025 the Company bought back approximately 1m ordinary shares, completing the €800m share buyback program. In May 2025, the Board approved a follow-on €750m share buyback program (including Ordinary Shares underlying ADRs), which will likely run for the next 6 – 12 months.

26. Subsidiary undertakings and related party transactions

The following are the principal subsidiary undertakings within the Ryanair Group.

Name	% Held in ordinary shares	Registered Office	Nature of Business
Buzz (Ryanair Sun S.A.)	100	21 Cybernetyki Street, 02-677 Warsaw, Poland	Airline operator
Lauda Europe Limited	100	191, Level 3, Triq Marina, Pieta' PTA 9041, Malta	Airline operator
Malta Air Limited	100	191, Level 3, Triq Marina, Pieta' PTA 9041, Malta	Airline operator
Ryanair DAC	100	Airside Business Park, Swords, Co. Dublin, Ireland	Airline operator
Ryanair UK Limited	100	Enterprise House, 2nd Floor, London Stansted Airport, England	Airline operator

Pursuant to Sections 314-316 of the Companies Act 2014, a full list of subsidiary undertakings will be annexed to the Company's Annual Return to be filed with the Companies Registration Office in Ireland.

In accordance with the basis of consolidation policy, as described in Note 1 of these consolidated financial statements, the subsidiary undertakings referred to above have been consolidated in the financial statements of Ryanair Holdings plc for the years ended March 31, 2025, 2024 and 2023.

The total amount of remuneration paid to senior key management (defined as the Executive team reporting to the Board of Directors, together with all NEDs) amounted to €14.7m in the FY25 (FY24: €16.5m; FY23: €11.8m).

	Year ended March 31,		
	2025	2024	2023
	€M	€M	€M
Basic salary and bonus	9.2	8.7	7.3
Pension contributions	0.2	0.2	0.2
NED fees	1.1	1.1	0.6
	10.5	10.0	8.1
Share-based compensation expense (non-cash technical accounting charge)	4.2	6.5	3.7
	14.7	16.5	11.8

27. Date of approval

The consolidated financial statements were approved by the Board of the Company on May 16, 2025.

Company Balance sheet

		At March 31,		
		2025	2024	2023
	Note	€M	€M	€M
Non-current assets				
Investments in subsidiaries	29	206.5	193.7	197.6
Current assets				
Loans and receivables due from subsidiaries	30	2,879.8	3,325.0	1,603.0
Cash and cash equivalents		12.9	14.2	11.1
Total assets		3,099.2	3,532.9	1,811.7
Current liabilities				
Amounts due to subsidiaries	31	36.8	35.2	35.2
Accrued expenses		3.8	—	—
Total current liabilities		40.6	35.2	35.2
Shareholders' equity				
Issued share capital		6.4	6.9	6.9
Share premium account		1,421.6	1,404.3	1,379.9
Other undenominated capital reserve		4.0	3.5	3.5
Retained earnings		1,589.0	2,049.2	344.9
Other reserves		37.6	33.8	41.3
Shareholders' equity		3,058.6	3,497.7	1,776.5
Total liabilities and shareholders' equity		3,099.2	3,532.9	1,811.7

In accordance with section 304 of the Companies Act 2014, the profit for FY25 of the Company amounted to €1,450m (2024: €1,900m; 2023: €nil).

The accompanying notes are an integral part of the financial information.

On behalf of the Board

Stan McCarthy
Director
May 16, 2025

Michael O'Leary
Director

Company Statement of Cash Flows

	Year ended March 31,		
	2025	**2024**	**2023**
	€M	**€M**	**€M**
Operating activities			
Result for the year	1,450.2	1,900.2	–
Write down of intercompany receivables	49.8	–	–
Net cash provided by operating activities	1,500.0	1,900.2	–
Investing activities			
Increase in loans and amounts due/from subsidiaries	(1,072.2)	(1,714.6)	(31.1)
Net cash used in investing activities	(1,072.2)	(1,714.6)	(31.1)
Financing activities			
Dividends paid	(437.7)	(199.5)	–
Net proceeds from shares issued	8.6	17.0	31.7
Net cash (used in)/provided by financing activities	(429.1)	(182.5)	31.7
(Decrease)/increase in cash and cash equivalents	(1.3)	3.1	0.6
Cash and cash equivalents at beginning of year	14.2	11.1	10.5
Cash and cash equivalents at end of year	12.9	14.2	11.1

The accompanying notes are an integral part of the financial information.

Company Statement of Changes in Shareholders' Equity

	Ordinary Shares M	Issued Share Capital €M	Share Premium Account €M	Retained Earnings €M	Other Undenom- inated Capital €M	Other Reserves €M	Total €M
Balance at March 31, 2022	**1,134.6**	**6.8**	**1,328.2**	**339.5**	**3.5**	**30.5**	**1,708.5**
Comprehensive income							
Result for the year	–	–	–	–	–	–	–
Total comprehensive income	–	–	–	–	–	–	–
Transactions with owners of the Company, recognized directly in equity							
Issue of ordinary equity shares	4.1	0.1	51.7	–	–	–	51.8
Share-based payments	–	–	–	–	–	16.2	16.2
Transfer of exercised and expired share based awards	–	–	–	5.4	–	(5.4)	–
Balance at March 31, 2023	**1,138.7**	**6.9**	**1,379.9**	**344.9**	**3.5**	**41.3**	**1,776.5**
Comprehensive income							
Profit for the year	–	–	–	1,900.2	–	–	1,900.2
Total comprehensive income	–	–	–	1,900.2	–	–	1,900.2
Transactions with owners of the Company, recognized directly in equity							
Issue of ordinary equity shares	1.4	–	24.4	–	–	–	24.4
Share-based payments	–	–	–	–	–	(3.9)	(3.9)
Dividend paid	–	–	–	(199.5)	–	–	(199.5)
Transfer of exercised and expired share based awards	–	–	–	3.6	–	(3.6)	–
Balance at March 31, 2024	**1,140.1**	**6.9**	**1,404.3**	**2,049.2**	**3.5**	**33.8**	**3,497.7**
Comprehensive income							
Profit for the year	–	–	–	1,450.2	–	–	1,450.2
Total comprehensive income	–	–	–	1,450.2	–	–	1,450.2
Transactions with owners of the Company, recognized directly in equity							
Issue of ordinary equity shares	1.0	–	17.3	–	–	–	17.3
Repurchase of ordinary equity shares	–	–	–	(1,481.7)	–	–	(1,481.7)
Cancellation of repurchased shares	(77.2)	(0.5)	–	–	0.5	–	–
Share-based payments	–	–	–	–	–	12.8	12.8
Dividend paid	–	–	–	(437.7)	–	–	(437.7)
Transfer of exercised and expired share based awards	–	–	–	9.0	–	(9.0)	–
Balance at March 31, 2025	**1,063.9**	**6.4**	**1,421.6**	**1,589.0**	**4.0**	**37.6**	**3,058.6**

The accompanying notes are an integral part of the financial information.

Notes forming part of the Company Financial Statements

28.   Basis of preparation and material accounting policies

The Company's financial statements have been prepared in accordance with International Accounting Standards and International Financial Reporting Standards (collectively "IFRS") as adopted by the European Union (EU), which are effective for the year ended as at March 31, 2025. The Company financial statements comply with IFRS as adopted by the EU. The Company financial statements have also been prepared in accordance with the Companies Act, 2014. The Company financial statements are presented in euro millions, being its functional currency. They are prepared on an historical cost basis except for certain share based payment transactions, which are based on fair values determined at grant date.

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. These estimates and associated assumptions are based on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates. These underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if these are also affected. Principal sources of estimation uncertainty have been set out in the critical accounting policies section in Note 1 to the consolidated financial statements. Such uncertainties may impact the carrying value of investments in subsidiaries at future dates.

Statement of compliance

The Company financial statements have been prepared in accordance with IFRS as adopted by the EU. In addition to complying with its legal obligation to comply with IFRS as adopted by the EU, the Company financial statements comply with IFRS Accounting Standards as issued by the IASB. The Company financial statements have also been prepared in accordance with the Companies Act, 2014. On publishing parent entity financial statements together with Group financial statements the Company is taking advantage of the exemption contained in Section 304 of the Companies Act, 2014 not to present its individual income statement, statement of comprehensive income and related notes that form a part of these approved financial statements.

The Directors have reviewed all new or revised IFRS standards and IFRIC interpretations, effective for future financial years, as set forth in Note 1 to the consolidated financial statements, and have concluded their adoption will not have a significant impact on the parent entity financial statements.

Share-based payments

The Company accounts for the fair value of share options granted to employees of a subsidiary as an increase in its investment in that subsidiary. The fair value of such options is determined in a consistent manner to that set out in the Group share-based payments accounting policy and as set out in Note 1 and 14 (c) to the consolidated financial statements. Intercompany arrangements are in place to compensate the Company for the allotment of its shares to employees of other Group companies.

Income taxes

Income taxes are accounted for by the Company in a manner consistent to that set out in the Group income tax accounting policy.

Investments in subsidiaries

The Company holds investments in subsidiary companies, which are carried at cost less any impairments. Investments in subsidiaries are reviewed for impairment if there are indications that the carrying value may not be recoverable.

Guarantees

The Company occasionally guarantees certain liabilities of subsidiary companies. These are considered to be and are accounted for as contingent liabilities until such time as it becomes probable that the Company will be required to make a payment under the guarantee. Additional details are provided in Note 33 to these Company financial statements.

Loans and borrowings

All loans and borrowings are initially recorded at the fair value of consideration received, net of attributable transaction costs. Subsequent to initial recognition, loans and borrowings are held at their fair value as they are repayable on demand. A loss allowance is recognized, where material, for expected credit losses on all financial assets held at the balance sheet date. Expected credit losses are the difference between the contractual cash flows due and the discounted actual cash flows that are expected to be received. Where there has been no significant increase in credit risk since initial recognition, the loss allowance is equal to 12-month expected credit losses. Where the increase in credit risk is considered significant, lifetime credit losses are provided.

29. Investments in subsidiaries

	At March 31,		
	2025	**2024**	**2023**
	€M	**€M**	**€M**
Balance at start of year	193.7	197.6	175.9
Increase in investments	—	—	5.5
Movement in investments in subsidiaries by way of share option grant to subsidiary employees	12.8	(3.9)	16.2
Balance at end of year	206.5	193.7	197.6

30. Loans and receivables due from subsidiaries

	At March 31,		
	2025	**2024**	**2023**
	€M	**€M**	**€M**
Due from subsidiaries	2,879.8	3,325.0	1,603.0
	2,879.8	3,325.0	1,603.0

All amounts due from subsidiaries are interest free and repayable upon demand. Following an FY25 review of outstanding intercompany loans and receivables, the Company recorded a €50m write down representing the full carrying amount of an on-demand receivable.

31. Amounts due to subsidiaries

| | At March 31, | | |
	2025	2024	2023
	€M	€M	€M
Due to subsidiaries	36.8	35.2	35.2
	36.8	35.2	35.2

At March 31, 2025 Ryanair Holdings plc had amounts of €36.8m (2024: €35.2m; 2023: €35.2m) due to subsidiaries. These amounts are interest free and repayable on demand.

32. Financial instruments

The Company does not undertake hedging activities on behalf of itself or other companies within the Group. Financial instruments in the Company primarily take the form of loans to subsidiary undertakings. Amounts due to or from subsidiary undertakings in the form of inter-company loans are interest free and are repayable upon demand and further details of these have been given in Notes 30 and 31 of these Company financial statements. These inter-company balances are eliminated in the group consolidation.

The euro is the functional and presentation currency of the Company and all transactions entered into by the Company are euro denominated. As such, the Company does not have any significant foreign currency risk. The credit risk associated with the Company's financial assets principally relates to the credit risk of the Ryanair Group as a whole. Ryanair has received a BBB+ (stable) credit rating from both Standard & Poor's and Fitch Ratings. Additionally, the Company had guaranteed certain subsidiary company liabilities. Details of these arrangements are given in Note 33 of these Company financial statements.

33. Contingencies

a)	The Company has provided €2.69bn (2024: €2.76bn; 2023: €4.12bn) in letters of guarantee to secure obligations of subsidiary undertakings in respect of loans, bank advances and long dated foreign currency transactions.

b)	In order to avail itself of the exemption contained in Section 357 of the Companies Act, 2014, the holding company, Ryanair Holdings plc, has guaranteed the liabilities of its subsidiary undertakings registered in Ireland. As a result, the subsidiary undertakings have been exempted from the requirement to annex their statutory financial statements to their annual returns.

Details of the Group's principal subsidiaries have been included at Note 26.

34. Shareholders' returns

Please refer to Note 24 of the Consolidated Financial Statements.

35. Post-balance sheet events

Please refer to Note 25 of the Consolidated Financial Statements.

36. Date of approval

The Company financial statements were approved by the Board of the Company on May 16, 2025.

Directors and other information

Directors	Stan McCarthy	Chairman
	Róisín Brennan	Senior Independent Director
	Eamonn Brennan	
	Emer Daly	
	Geoff Doherty	
	Bertrand Grabowski	
	Elisabeth Köstinger	
	Jinane Laghrari Laabi	
	Howard Millar	
	Anne Nolan	
	Mike O'Brien	
	Michael O'Leary	Group CEO
	Amber Rudd	

Secretary
Juliusz Komorek

Registered Office
Ryanair Dublin Office
Airside Business Park
Swords
Co. Dublin
K67 NY94
Ireland

Auditors
PricewaterhouseCoopers ("PwC")
Chartered Accountants and Statutory Audit Firm
One Spencer Dock
North Wall Quay
Dublin 1
Ireland
DO1 X9R7

Principal Bankers
Citibank Europe Plc
One North Wall Quay
Dublin 1
Ireland
D01 T8Y1

Solicitors & Attorneys at Law
Arthur Cox
Ten Earlsfort Terrace

Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York
NY 10006
United States

APPENDIX A (Unaudited)

GLOSSARY

Ancillary Revenue per booked passenger
Represents the average revenue earned per booked passenger flown from ancillary services.

Available seat miles (ASM)
Represents total seats available during the period multiplied by the average sector length.

Fiscal year ended March 31	2025	2024	2023	2022	2021
Seats available	211.9m	194.3m	179.9m	117.3m	38.7m
Average sector length (miles) – See page 163	783	780	766	772	776
Available seat miles (ASM)	**166bn**	**152bn**	**138bn**	**91bn**	**30bn**

Average Booked Passenger Fare
Represents the average fare paid by a fare-paying passenger who has booked a ticket.

Average Daily Flight Hour Utilization
Represents the average number of flight hours flown in service per day per aircraft for the total fleet of operated aircraft.

Average Fuel Cost per U.S. Gallon
Represents the average cost per U.S. gallon of jet fuel for the fleet (including fueling and carbon charges) after giving effect to fuel hedging arrangements.

Average sector length (miles)
Represents the average number of miles flown by a fare-paying passenger.

Baggage commissions
Represents the commissions payable to airports on the revenue collected at the airports for excess baggage and airport baggage fees.

Booked passenger load factor
Represents the total number of seats sold as a percentage of total seat capacity on all sectors flown.

Break-even load factor
Represents the average percent of seats that must be filled on an average flight at current average fares for the revenue to break even with the operating costs.

Fiscal year ended March 31	2025	2024	2023	2022	2021
Cost per Available Seat miles (ASM)	€0.0746	€0.0749	€0.0676	€0.0565	€0.0824
Yield per Revenue Passenger Mile (RPM)	€0.0889	€0.0933	€0.0836	€0.0640	€0.0744
Break Even Load Factor	**84%**	**80%**	**81%**	**88%**	**108%**

Cost per Available seat mile (ASM)
Represents total operating costs divided by Available Seat Miles (ASM).

Fiscal year ended March 31	2025	2024	2023	2022	2021
Total operating expenses - See page 266	€12.39bn	€11.38bn	€9.33bn	€5.14bn	€2.48bn
Available Seat Miles (ASM)	166bn	152bn	138bn	91bn	30bn
Cost per Available Seat Mile	**€0.0746**	**€0.0749**	**€0.0676**	**€0.0565**	**€0.0824**

Cost per booked passenger
Represents operating expenses divided by booked passengers flown.

Fiscal year ended March 31	2025	2024	2023	2022	2021
Total operating expenses - See page 266	€12.39bn	€11.38bn	€9.33bn	€5.14bn	€2.48bn
Revenue Passengers Booked – See page 163	200m	184m	169m	97m	28m
Cost per booked passenger	**€61.88**	**€61.96**	**€55.37**	**€52.97**	**€89.95**

Fare Savings
€6bn fare saving is the difference between the Group's FY25 average revenue per passenger and the average revenue per passenger for our peers based on their most recent published information multiplied by the Group's FY25 passenger number.

Fuel Movement

Fiscal year ended March 31	2025	2024	2023	2022	2021
Fuel and oil (€'M)	5,220.2	5,142.6	4,025.7	n/a	n/a
Exceptional Item (€'M)	-	-	(130.5)		
Fuel and oil pre-exceptional item (€'M)	**5,220.2**	**5,142.6**	**3,895.2**		
Movement (%)	2%	32%	n/a		

Gross Cash
Represents cash and cash equivalents, cash >3 months and restricted cash.

Fiscal year ended March 31	2025	2024	2023	2022	2021
Cash and Cash Equivalents (€'M)	3,863.3	3,875.4	3,599.3	2,669.0	2,650.7
Cash > 3 months (€'M)	100.1	237.8	1,056.2	934.1	465.5
Restricted cash (€'M)	23.1	6.4	19.5	22.7	34.1
Gross Cash (€'M)	**3,986.5**	**4,119.6**	**4,675.0**	**3,625.8**	**3,150.3**

Net Cash/(Debt)
Refer to Note 23 on page 319.

Net Margin
Represents profit after taxation as a percentage of total revenues.

Number of Airports Served
Represents the number of airports to/from which the carrier offered scheduled service at the end of the period.

Operating Costs (pre-exceptional)
Represents total operating costs excluding any exceptional items.

Fiscal year ended March 31	2025	2024	2023	2022	2021
Operating Costs (€'M)			9,332.6	5,140.5	
Exceptional Item (€'M)	n/a	n/a	(130.5)	130.5	n/a
Operating Costs (pre-exceptional) (€'M)			**€9,202.1**	**€5,271.0**	

Operating Margin
Represents operating profit as a percentage of total revenues.

Fiscal year ended March 31	2025	2024	2023	2022	2021
Operating profit/(loss) – See page 266 (€'M)	1,558.0	2,060.7	1,442.6	(339.6)	(839.4)
Total operating revenues - See page 266 (€'M)	13,948.5	13,443.8	10,775.2	4,800.9	1,635.8
Operating Margin	**11%**	**15%**	**13%**	**(7%)**	**(51%)**

Profit/(loss) after tax (pre-exceptional)
Represents the profit or loss after tax excluding any exceptional items.

Fiscal year ended March 31	2025	2024	2023	2022	2021
Profit/(loss) after tax (€'M)			1,313.8	(240.8)	
Exceptional Item (€'M)	n/a	n/a	114.2	(114.2)	n/a
Profit/(loss) after tax (pre-exceptional)			**€1,428.0**	**(355.0)**	

Revenue Passenger Miles (RPM)
Represents the number of booked passengers multiplied by the average sector length.

Fiscal year ended March 31	2025	2024	2023	2022	2021
Revenue Passengers Booked – See page 163	200m	184m	169m	97m	28m
Average sector length (miles) – See page 163	783	780	766	772	776
Revenue passenger miles (RPM)	**157bn**	**144bn**	**129bn**	**75bn**	**22bn**

Revenue Passengers Booked
Represents the number of passengers booked.

Seats available
Represents sectors flown during the period multiplied by the individual capacity of the aircraft.

Fiscal year ended March 31	2025	2024	2023	2022	2021
Sectors flown – See page 163	1,109,332	1,022,455	946,643	620,524	204,828
Average individual aircraft capacity	191	190	190	189	189
Seats available	**211.9m**	**194.3m**	**179.9m**	**117.3m**	**38.7m**

Sectors Flown
Represents the number of passenger flight sectors flown.

Total Borrowings

Refer to Note 23 on page 319.

Total revenue per booked passenger

Represents the average revenue earned per booked passenger from fares and ancillary services.

Total Shareholder Return

Represents capital appreciation (measured as the difference between the closing share price at the end of each period) and dividends received by the shareholder.

Yield per Revenue Passenger Miles (RPM)

Represents total revenue divided by Revenue Passenger Miles (RPM)

Fiscal year ended March 31	2025	2024	2023	2022	2021
Total operating revenues – See page 266	€13.95bn	€13.44bn	€10.78bn	€4.80bn	€1.64bn
Revenue passenger miles (RPM)	157bn	144bn	129bn	75bn	22bn
Yield per revenue passenger mile	**€0.0889**	**€0.0933**	**€0.0836**	**€0.0640**	**€0.0744**

DECADE OF GROWTH

	Fleet	Pax p.a. (m)	Pax Grth	Cum. Grth [i]
FY24	584	184	-	-
FY25	613	200	+9%	+9%
FY26	647	206	+3%	+12%
FY27	655	215	+4%	+17%
FY28	670	230	+7%	+25%
FY29	681	240	+4%	+30%
FY30	700	250	+4%	+36%
FY31	730	265	+6%	+44%
FY32	760	280	+6%	+52%
FY33	790	290	+4%	+58%
FY34	800	300	+3%	+63%

300 MAX-10 Order

(i) Pax growth vs FY24 (183.7m).



300 BOEING 737 MAX-10 ORDER

21% | More seats

20% | Lower fuel consumption

20% | Less CO_2 emissions

50% | Lower noise emissions

RYANAIR GROUP

RYANAIR GROUP

WHAT MAKES RYANAIR ONE OF EUROPE'S MOST EFFICIENT AIRLINES?

 YOUNG FLEET +  HIGH LOAD FACTORS +  FLYING DIRECT ROUTES =  LOWER EMISSIONS

  A

  NO.1 GLOBAL LARGE CAP AIRLINE

  A-

CSAT  86%

RYANAIR TARGETS A 27% REDUCTION OF CO2 PER PAX/KM BY 2031.

    